Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-126464

333-126464-01

EXCHANGE OFFER PROSPECTUS

Offer to Exchange All Outstanding Unregistered

10.75% Dollar-Denominated Senior Secured Notes due 2014

and

11.75% Sterling-Denominated Senior Secured Notes due 2014

of

GLOBAL CROSSING (UK) FINANCE PLC

The issuer is offering to exchange all of its outstanding unregistered 10.75% dollar-denominated Senior Secured Notes due 2014 and 11.75% sterling-denominated Senior Secured Notes due 2014 for new registered 10.75% dollar-denominated Senior Secured Notes due 2014 and 11.75% sterling-denominated Senior Secured Notes due 2014. In this prospectus, the registered notes offered in exchange for outstanding unregistered notes will be called “exchange notes,” unless otherwise indicated.

Terms of the exchange offer:

The exchange offer will expire at 5:00 p.m., London time, on September 1, 2005, unless extended.

The issuer will exchange all outstanding unregistered notes that are validly tendered and not withdrawn before the exchange offer expires.

You may withdraw tenders of unregistered notes at any time before the exchange offer expires.

The exchange offer is subject to customary conditions, which we may waive.

We believe that the exchange of unregistered notes for exchange notes will not be a taxable exchange for US federal income tax purposes. You should consult your tax advisor for the particular tax consequences to you of holding and disposing of exchange notes.

We will not receive any proceeds from the exchange offer.

The terms of the exchange notes are substantially identical to the unregistered notes, except that the exchange notes have been registered under the US Securities Act of 1933, as amended, and transfer restrictions and registration rights relating to the unregistered notes do not apply to the exchange notes.

The issuer currently intends to list the exchange notes on the Irish Stock Exchange.

See “ Risk Factors” beginning on page 20 to read about important factors that you should consider before participating in the exchange offer.

Neither the US Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense in the United States.

The date of this prospectus is August 3, 2005.

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell or a solicitation of an offer to buy any of these securities to any person in any jurisdiction where it is unlawful to make this type of an offer or solicitation.

This prospectus incorporates business and financial information about us and the issuer that is not included in or delivered with the prospectus. This information is available without charge to you upon written or oral request to William Ginn, Chief Financial Officer, Centennium House, 100 Lower Thames Street, London EC3R 6DL, telephone number 44 (0) 845 000 1000. In order to obtain timely delivery, you must request the information not later than five business days before the exchange offer expires.

This prospectus is being distributed only (i) in the United Kingdom to persons who have professional experience in matters relating to investments falling within Articles 19(1) and 19(5) of the Financial Services Markets Act 2000 (Financial Promotions) Order 2001 and (ii) to persons to whom it is legal to distribute it. This prospectus is directed only at these people and must not be acted on or relied on by persons who are not these people. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in only with these people. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

SELLING RESTRICTIONS

United Kingdom

The exchange notes are being issued under an exemption from the UK Banking Act 1987. We are not an institution authorized either under the UK Banking Act 1987 or the UK Building Societies Act 1986 or a European-authorized institution (as defined in the regulations implementing the second Banking Coordination Directive). The exchange notes will not be guaranteed by an authorized institution. The exchange notes will be long-term debt securities issued under regulations made under Section 4 to the UK Banking Act 1987.

THE ISSUER HAS NOT AUTHORIZED ANY OFFER OF THE EXCHANGE NOTES TO THE PUBLIC IN THE UNITED KINGDOM WITHIN THE MEANING OF THE PUBLIC OFFERS OF SECURITIES REGULATIONS 1995. THE EXCHANGE NOTES MAY NOT BE OFFERED OR SOLD TO PERSONS IN THE UNITED KINGDOM EXCEPT IN CIRCUMSTANCES WHICH DO NOT CONSTITUTE AN OFFER TO

i

THE PUBLIC WITHIN THE MEANING OF SUCH REGULATIONS. ALL APPLICABLE PROVISIONS OF THE FINANCIAL SERVICES AND MARKETS ACT 200 MUST BE COMPLIED WITH IN RESPECT OF ANYTHING DONE IN RELATION TO THE EXCHANGE NOTES IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM.

Within the United Kingdom, this prospectus is directed only at persons who have professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, or relevant persons. The investment or investment activity to which this prospectus relates is only available to and will only be engaged in with relevant persons and persons who receive this prospectus who are not relevant persons should not rely or act upon it.

Ireland

The exchange notes may be offered and sold in Ireland only in accordance with the European Communities (Transferable Securities and Stock Exchange) Regulations 1992 of Ireland, if applicable, the Investment Intermediaries Act 1995 of Ireland, as amended, the Companies Acts 1963 to 2003 of Ireland and all other applicable Irish laws and regulations.

France

In France, the exchange notes may not be directly or indirectly offered or sold to the public, and offers and sales of the exchange notes will only be made in France to qualified investors or to a closed circle of investors acting for their own accounts, in accordance with Article L.411 2 of the Code Monétaire et Financier (formerly Article 6-II of Ordinance no. 67-833 dated September 28, 1967), as amended, and Decree no. 98-880 dated October 1, 1998. Accordingly, this prospectus has not been submitted to the Commission des Opérations de Bourse. Neither this prospectus nor any other offering material may be distributed to the public in France.

Les titres ne pourront pas être offerts ou vendus directement ou indirectement au public en France et ne pourront l’être qu’à des investisseurs qualifiés ou à un cercle restreint d’investisseurs au sens de l’Article L.411 2 du Code Monétaire et Financier (anciennement article 6-II de l’Ordonnance no. 67-833 du 28 Septembre 1967), telle que modifiée et du Décret no. 98-880 du 1er Octobre 1998. Par conséquent, ce prospectus n’a pas été soumis au visa de la Commission des Opérations de Bourse. Ni ce prospectus ni aucun autre document promotionnel ne pourrant être communiqués au public en France.

Germany

The offering of the exchange notes is not a public offering in the Federal Republic of Germany. The exchange notes may be offered and sold in the Federal Republic of Germany only in accordance with the provisions of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz) of the Federal Republic of Germany, as amended, and any other applicable German law. No application has been made under German law to publicly market the exchange notes in or out of the Federal Republic of Germany. The exchange notes are not registered or authorized for distribution under the Securities Sales Prospectus Act and accordingly may not be, and are not being, offered or advertised publicly or by public promotion. Therefore, this prospectus is strictly for private use and the offer is only being made to recipients to whom the document is personally addressed and does not constitute an offer or advertisement to the public. Consequently, in Germany, the exchange notes will only be available to persons who, by profession, trade or business, buy or sell notes for their own or a third party’s account.

Spain

The exchange notes may not be offered within the Kingdom of Spain by means of advertising activities which might infringe in any way the regulations currently in force on public offerings and issues of securities and, in particular, this prospectus has not been registered with the Spanish Securities and Exchange Commission and neither this prospectus nor any other material information relating to the exchange notes may be distributed to Spanish investors except in compliance with Spanish securities regulations. Private placement of the exchange notes can be made pursuant to The Spanish Securities Markets Law (Ley 24/1988 de julio, del Mercado de Valores, as amended by Act 37/1998 of November 16) and the Royal Decree 291/1992 on Issues and Public Offering of Securities (Real Decreto 291/1992 de 27 de Marzo, sobre Emisiones y Ofertas Públicas de Venta de Valores), as amended or restated by the Royal Decree 2590/1988 of December 7, 1998 and subsequent legislation.

This prospectus is neither verified nor registered in the administrative registries of the Comisión Nacional del Mercado de Valores, and therefore a public offer for the subscription of the exchange notes will not be carried out in Spain. Notwithstanding that and in accordance with Article 7 of the Royal Decree 291/1992, a private placement of the notes addressed exclusively to institutional investors (as defined in Article 7.1(a) of the Royal Decree 291/1992) may be carried out.

Luxembourg

The exchange notes may not be offered in the Grand Duchy of Luxembourg except in circumstances where the requirements of Luxembourg law concerning public offerings of securities have been met.

ENFORCEMENT OF FOREIGN JUDGMENTS AND SERVICE OF PROCESS

The issuer is a public limited company organized under the laws of England and Wales. The guarantor is a private limited company organized under the laws of England and Wales. The majority of each of the issuer’s and the guarantor’s officers and members of the board of directors are not residents of the United States, and all of the assets of each of the issuer, the guarantor and these persons are located outside the United States. As a result, it may not be possible for holders or beneficial owners of notes to effect service of process within the United States upon the necessary people, or to enforce against them in the US courts judgments obtained in US courts, whether or not predicated upon the civil liability provisions of the US federal securities or other laws of the United States or any US state. We have been advised by Weil, Gotshal & Manges, our English and US counsel, that if an original action is brought in the United Kingdom, predicated solely upon US federal securities laws, UK courts may not have the requisite jurisdiction to grant the remedies sought.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” as such term is defined in Section 21E of the US Securities Exchange Act of 1934, or the Exchange Act. These statements set forth anticipated results based on our management’s plans and assumptions. From time to time, we also provide forward-looking statements in other materials we release to the public as well as in oral forward-looking statements. These forward-looking statements give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts. We have tried, wherever possible, to identify these forward-looking statements by using words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “will” and similar expressions in connection with any discussion of future operating or financial performance or strategies.

We do not undertake to update forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, consult any future disclosures we make on related subjects. Also note that we provide a discussion of risks and uncertainties related to our businesses. See “Risk Factors.” These are factors that we believe, individually or in the aggregate, could cause our actual results to differ materially from expected and historical results. You should understand that it is not possible to predict or identify all these factors. Therefore, you should not consider the “Risk Factors” section to be a complete discussion of all potential risks or uncertainties. As described in this prospectus, these risks, uncertainties and other important factors include, among others:

•	deficiencies we have identified in our internal controls, processes and procedures;

•	our parent’s chapter 11 reorganization, financial restatement and other matters;

•	the potential adverse effect on us of a change in financial reporting in accordance with international financial reporting standards, or IFRS;

•	our reliance on the services of our key personnel;

•	periodic reviews of our financial condition by certain of our governmental customers;

•	the level of competition in the marketplace;

•	surplus industry capacity and other factors that might decrease the price of our products and services;

•	weakness in the telecommunications industry;

•	the fact that our turnover is concentrated in a limited number of customers;

•	a substantial portion of our network is subject to a finance lease with Network Rail;

•	insolvency could lead to termination of certain of our contracts;

•	a change of control could lead to the termination of many of our government contracts;

•	the absence of firm commitments to purchase minimum levels of turnover or services in our commercial customer contracts;

•	our ability to avoid and mitigate any disruptions in the availability or quality of our service;

•	risks relating to the rating of our notes;

•	increases in industry competition due to rapid technological changes;

•	limitations on our ability to control our costs while maintaining and improving our service levels;

•	the UK Office of Fair Trading is investigating concerns as to certain allegations of collusive behavior;

•	changes in government regulation of telecommunications services;

•	our reliance on third parties for the timely supply of equipment and services;

•	limitations on our ability to continue to develop effective business support systems;

•	the influence of our parent and actions our parent takes, or actions we are obliged to take as a result of our parent’s action, may conflict with our interests;

•	the sharing of corporate and operational services with our parent;

•	our directors’ potential conflicts of interest due to ownership of, or options to purchase, our parent’s stock;

•	limitations on our ability to develop and market new or existing commercial services successfully;

•	the return of assets to our parent if fraudulent conveyances to us by our parent occur;

•	major rail accidents or significant acts of vandalism;

•	terrorist attacks or other acts of violence; and

•	increased scrutiny of financial disclosure and the possibility of litigation.

We cannot guarantee that any forward-looking statement will be realized. Our achievement of future results is subject to risks, uncertainties and potentially inaccurate assumptions. If known or unknown risks or uncertainties materialize, or if underlying assumptions prove inaccurate, our actual results could vary materially from past results and from those anticipated, estimated or projected. You should bear this in mind as you read the forward-looking statements.

PRESENTATION OF INFORMATION

Corporate Organization

All references in this prospectus to:

•	“we,” “us,” “our,” the “company,” the “guarantor,” and “GCUK” refer to Global Crossing (UK) Telecommunications Limited and its consolidated subsidiaries, including the issuer, except where expressly stated otherwise or the context otherwise requires;

•	the “issuer” refer to Global Crossing (UK) Finance Plc, a company organized under the laws of England and Wales, and our direct, wholly owned finance subsidiary that is the issuer of the 10.75% dollar-denominated senior secured notes and the 11.75% sterling-denominated senior secured notes guaranteed by us and which has had no trading activity, except where expressly stated otherwise or the context otherwise requires;

•	“GCL,” “Global Crossing,” “our parent” and “our parent company” refer to Global Crossing Limited, a company organized under the laws of Bermuda and our indirect parent company by which we are indirectly wholly owned;

•	“old parent company” or “old parent” refer to Global Crossing Ltd., a company formed under the laws of Bermuda and our parent company’s predecessor;

•	“BidCo,” “our immediate parent” and “our immediate parent company” refer to Global Crossing BidCo Limited, a company organized under the laws of England and Wales and our direct parent company by which we are directly wholly owned and which is indirectly wholly owned by GCL;

•	“group companies” refers to the group of companies owned directly or indirectly by GCL, including us; and

•	“Racal” refer to the network services arm of Racal Telecommunications Limited, our predecessor.

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Financial and Other Information

All references in this prospectus to:

•	the “UK” refer to the United Kingdom;

•	“pounds sterling,” “sterling,” “£” or “pence” refer to the lawful currency of the United Kingdom;

•	the “United States” or the “US” refer to the United States of America;

•	“US$,” “US Dollars,” “dollars” or “$” refer to the lawful currency of the United States;

•	the “EU” refer to the European Union;

•	“euro” or “€” refer to the lawful currency of the European Union; and

•	the “notes” refer to the 10.75% dollar-denominated senior secured notes and the 11.75% sterling-denominated senior secured notes issued by the issuer on December 23, 2004 and to the exchange notes that the issuer proposes to issue in the registered exchange offer.

The financial statements and the related notes in this prospectus have been prepared in accordance with applicable UK accounting standards, or UK GAAP. UK GAAP differs in some material respects from accounting principles generally accepted in the US, or US GAAP. For a discussion of the differences between UK GAAP and US GAAP as they apply to us, see note 26 to the audited financial statements included elsewhere in this prospectus. Unless otherwise indicated, financial information in this prospectus has been prepared in accordance with UK GAAP.

Some numbers in the financial information has been rounded and, as a result, the numbers shown as totals in this prospectus may vary slightly from the exact arithmetic aggregation of figures that precede them.

In this prospectus, we refer to “EBITDA,” by which we mean profit/(loss) before finance charges, taxes, depreciation and amortization. Although EBITDA is not a measure of operating profit/(loss), operating performance or liquidity under UK GAAP and US GAAP, we have presented EBITDA because we use EBITDA as a measure of our performance without regard to depreciation and amortization and we believe that some of our investors use this measurement in a consistent manner and to determine our ability to service our indebtedness and fund ongoing capital expenditures. See “Selected Financial Data” footnote 6, for further information. Although EBITDA is not a measure of operating profit/(loss), operating performance or liquidity under UK GAAP or US GAAP, we have presented EBITDA because we believe that some of our investors use this measurement to determine our ability to service our indebtedness and fund ongoing capital expenditures, and because some of the covenants in our debt agreements require the calculation of similar measures. You should not, however, construe EBITDA in isolation or as a substitute for operating income as determined by UK GAAP or US GAAP, or as an indicator of our operating performance or of our cash flows from operating activities as determined in accordance with UK GAAP or US GAAP. You should not use this non-GAAP measure as a substitute for the analysis provided in our profit and loss accounts or in our cash flow statements.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, certain information concerning the noon buying rate in the City of New York for cable transfers in pounds sterling as announced by the Federal Reserve Bank of New York for customs purposes, or the “noon buying rate,” for pounds sterling expressed in dollars per £1.00. As of July 5, 2005, the noon buying rate for pounds sterling expressed in dollars per £1.00 was 1.757.

	Dollars per £1.00
	2000	2001	2002	2003	2004	2005 (through July 5)
Exchange rate at end of period (Year ended December 31, except 2005)	1.496	1.454	1.609	1.784	1.916	1.757
Average exchange rate during period*	1.513	1.438	1.508	1.645	1.836	1.855
Highest exchange rate during period	1.654	1.503	1.610	1.784	1.948	1.929
Lowest exchange rate during period	1.400	1.373	1.407	1.550	1.754	1.757

*	The average of the noon buying rates for cable transfer in pound sterling as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of each month during the applicable period (through July 5 in the case of 2005).

Month	Highest exchange rate during the month	Lowest exchange rate during the month
January 2005	1.906	1.865
February 2005	1.925	1.857
March 2005	1.929	1.866
April 2005	1.920	1.873
May 2005	1.905	1.820
June 2005	1.837	1.794
July 2005 (through July 5)	1.771	1.757

MARKET AND INDUSTRY DATA

In this prospectus, we rely on and refer to information and statistics on our industry. We obtained these market data from independent industry publications or other publicly available information. Although we believe that these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

WHERE YOU CAN OBTAIN MORE INFORMATION

The issuer and we have filed a registration statement on Form F-4 under the US Securities Act of 1933 or, the Securities Act, with the SEC for our offering of the exchange notes. This prospectus does not contain all of the information in the registration statement. You will find additional information about us and the exchange notes in the registration statement. For more information about statements in this prospectus about legal documents, we refer you to copies of the documents that are filed as exhibits to the registration statement.

We file some reports and other information with the SEC, and furnish some reports and other information to the SEC. You may read and copy the registration statement, the exhibits to the registration statement and the reports and other information filed by us in accordance with the U.S. Exchange Act, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information on issuers.

However, we are not and, prior to the effectiveness under the Securities Act of a registration statement for an exchange offer for the unregistered notes, are not expected to be, required to file reports with the SEC for the unregistered notes or to deliver an annual report to holders of the unregistered notes under the Exchange Act. However, we will be subject to the disclosure obligations described in “Description of the Notes—Certain Covenants—Reports to Holders.” Under these obligations, as long as the notes are outstanding, we will furnish you with certain annual and quarterly financial information and, for as long as the notes are “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, we will furnish you, or any prospective purchaser of the exchange notes you designate, with the information required to be delivered by Rule 144A(d)(4) under the Securities Act when we receive a written request to do so from you. Written requests for the information should be addressed to William Ginn, Global Crossing (UK) Finance plc, Centennium House, 100 Lower Thames Street, London EC3R 6DL. Our telephone number is +44 (0) 845 000 1000.

SUMMARY

The following summary highlights certain key information contained elsewhere in this prospectus. This summary includes significant information that you should consider before participating in the exchange offer. You should read this entire prospectus, including the financial data and related notes, before making an investment decision. You should also carefully consider the information set forth under the heading “Risk Factors.”

Overview

We are one of the leading UK providers of managed network communications services. We are an indirect, wholly owned subsidiary, and the principal UK telecommunications business, of Global Crossing. Our predecessor, the network services arm of Racal, began operations in fixed line communications in 1988 when the UK government awarded it the contract to establish and maintain the Government Data Network providing managed services and other communications offerings to numerous departments of the UK government. In December 1995, our predecessor acquired the company that owned the rights and assets related to the fiber optic network originally created for the UK national railway, together with associated contracts. Our old parent company subsequently acquired this business in November 1999.

We have a strong and established commercial customer base, including over 100 UK government departments, as well as information technology systems integrators, rail sector customers and major corporate clients. We provide our commercial customers with a range of services generally tailored to their specific requirements. Turnover from commercial customers with which we have a multi-year contractual relationship represented 76.9% of our turnover in 2004 and 83.8% of our turnover for the quarter ended March 31, 2005. In total, commercial customers generated 87.2% of our turnover in 2004. We also provide carrier services to national and international communications service providers.

We operate the most extensive fiber optic network in the UK after BT (formerly British Telecommunications) and Cable and Wireless, reaching within two kilometers of 64% of UK central business delivery addresses tracked by Royal Mail. Because of our network’s reach and capacity, we believe we are well positioned to take advantage of new business opportunities with modest incremental capital expenditure.

Despite an economic downturn and a challenging telecommunications spending environment, we have achieved financial stability through our significant contract-based recurring turnover stream, strong service suite, customer relationships and disciplined cost control. Our financial results for the year ended December 31, 2004 included turnover of £269.9 million, EBITDA of £86.5 million (amounting to an EBITDA margin of 32.1%) and net cash flow from operating activities less capital expenditure of £51.1 million.

Services Offered

We provide a wide range of telecommunications services, including voice, data and Internet Protocol, or IP, services to government and other public sector organizations, major corporations and other communications companies. We market these services through two channels: commercial services and carrier services.

We provide UK government departments and other commercial customers with a range of complex managed and network services that we typically tailor to specific customer requirements. The voice and data communications services we provide to our customers include:

•	managed services;

•	high-speed managed connectivity through access to our asynchronous transfer mode, or ATM, and frame relay networks;

•	leased lines and international private leased lines;

•	direct dial voice services; and

•	IP-based virtual private networks, or IP VPNs.

In addition, we expect by the end of the first half of 2005 to offer our commercial customers voice connectivity over our IP network, a service known as voice over IP, or VoIP, as well as video over IP.

We also sell wholesale data capacity on our network and provide voice and data services to other communications service providers. These carrier services consist of structured capacity, sales of dark fiber and empty ducts, IP transit, carrier voice service on a wholesale basis, carrier pre-selection and other services.

Customers

We have two types of customers: commercial customers and carrier customers (including mobile customers), most of whom purchase capacity on a wholesale basis. Our primary strategy is to provide communications services to commercial customers in the UK and globally via the worldwide network of Global Crossing and others. Turnover from commercial customers represented 81.9% of our total turnover in 2003 and 87.2% of our total turnover in 2004. Certain of our principal customer relationships in 2004 included:

Commercial Customers	Initial Contract Length/Term(1)
Camelot (National Lottery)	7 years
EDS (Her Majesty’s Prisons)(3)	12 years
Foreign & Commonwealth Office	10 years
Fujitsu (Her Majesty’s Customs and Excise)(3)	10 years
Fujitsu (Magistrates Courts/Libra)(3)(5)	3 years
Lockheed Martin(4)	7 years, 3 months
Network Rail	5 years
OGCbuying.solutions (Managed Telecom Service)(2)	12 years
Train Operating Companies	Various

(1)	This table measures the term of our key commercial contracts from the signing of each contract, the earliest of which was signed by our predecessor on March 23, 1989. Therefore, the remaining life of these contracts may be significantly shorter than the initial contract length/term reflected in this table.
(2)	This framework contract contains a clause that permits end-users (the government agencies and departments that agree to purchase our services under this framework contract) to terminate after a three-year period. The framework contract has a term of 12 years.
(3)	We provide these services to systems integrators, which large organizations typically use to coordinate and manage the outsourcing of, among other things, their telecommunications services. For these contracts, we act as a subcontractor to the systems integrator who holds the contract with the entity noted in parentheses.
(4)	In February 2005, this contract was extended until March 31, 2011.
(5)	The Magistrate Courts/Libra contract was for an initial term of three years from November 2000. It has been extended until March 2007.

The table below sets forth information regarding our commercial turnover. These amounts represent turnover for the periods indicated.

	Year ended December 31,		2004
	2002	2003
	(in millions)
Commercial Turnover from Top 20 Customers(1)	£161.0	£178.6	£187.7
Other Commercial Turnover (1)	54.9	57.2	47.6

Total Commercial Turnover (1)	£215.9	£235.8	£235.3

(1)	This turnover is based on historical information and does not necessarily indicate future turnover-generating capability. Few of our contracts provide for a minimum or threshold turnover stream or usage base and, it is not therefore possible to predict future turnover that will be generated from our contracts. Turnover shown above excludes carrier figures which constituted £44.5 million, £50.9 million and £34.0 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Examples of the customized network services that we provide to our commercial customers include:

•	A managed voice and data network linking all of the UK Foreign & Commonwealth Office’s 256 locations in 148 countries. The connectivity established under this contract enables critical applications such as instantly connecting UK diplomats around the world and providing for secure information transfer among diplomatic sites.

•	A managed voice network that we offer through OGCbuying.solutions (a procurement arm of the UK government). This network provides service to approximately 122,000 telephone handsets servicing voice communications needs for upwards of 80 major UK government departments. We believe this is one of the largest private European managed voice networks. We are currently migrating this network from a traditional switched-based service to IP technology.

•	An integrated services digital network, or ISDN, linking around 27,000 retail outlets for Camelot, the UK’s national lottery operator. The actual maximum call rate that has hit the live network is around 40,000 calls per minute, with much greater capacity available.

•	A voice VPN for all of the UK’s train operating companies, or TOCs, for all internal and external voice communications nationwide, including their customer sales and support activities. We also provide managed data services to several TOCs on which they run their ticketing systems and fulfill other data communications needs.

In 2004, we entered into 668 new commercial customer contracts and added 114 new commercial customers. Examples of these new customers include Taylor Woodrow, for which we are providing a nationwide IP VPN, and the UK’s Immigration & Nationality Directorate, or IND, for which we are supplying managed voice services through our Managed Telecommunications Services framework contract, or the MTS framework agreement. In addition, we expanded certain existing contracts, including, in May 2004, the MTS framework agreement for migrating existing customers to IP-converged services. During the first quarter of 2005, we entered into 54 new commercial contracts and have added six new commercial customers.

We provide our managed voice and data services largely via multi-year contracts that provide a recurring turnover stream. Turnover from commercial customers with which we have a multi-year contractual relationship represented 76.9% of our turnover in 2004. Our strong customer relationships, our service capabilities, and the complexity and highly integrated nature of the services we provide to our customers contribute to the stability of our customer base and turnover stream. We believe that in many cases, our customers would incur significant expense and logistical challenges if they were to move to an alternative provider. As a result, we have not experienced significant customer churn in recent years.

We also provide wholesale services to carrier customers on a selective basis. We rigorously analyze these incremental turnover streams and their associated costs and overheads to ensure that these customer opportunities generate sufficient returns. Our carrier customers accounted for 12.6% of our 2004 turnover. Our carrier customers include Fibrenet, Energis, Hutchison Network Systems, NTL and BT.

Network

Our network consists of both leased assets and owned assets. We operate a high-capacity and resilient optical transport network, which consists of approximately 13,200 route kilometers of optical fiber cable, most of which runs in troughs along the UK rail network. Our network runs directly into 150 towns and cities, reaching within two kilometers of 64% of UK central business delivery addresses tracked by Royal Mail. Our core optical fiber network interconnects to local network providers at 158 points of presence, or PoPs, and 36 main switching units.

Our entire nationwide fiber optic network footprint currently contains lit fiber and has significant dark fiber availability to serve increased capacity needs. Accordingly, we believe that our existing network reach and capacity are sufficient to support a substantially increased turnover stream and customer base with modest incremental capital expenditure.

Business Strategies

Our strategy is to capitalize on the expected growth in demand for complex, managed telecommunications services and capacity while maintaining our recurring turnover stream and stable margins:

•	Focus on managed services to commercial customers. Our primary focus is on further developing our managed service business by maintaining and growing turnover from our existing commercial customer base and adding new customers, which we believe will allow us to preserve a recurring turnover stream and stable margins. The delivery of complex and tailored managed services under long-term contracts allows us to become an integrated and embedded component of our customers’ telecommunications requirements. Our strategy is to maintain turnover from commercial customers at over 80% of total turnover.

•	Leverage embedded infrastructure and existing customer relationships. We intend to increase our turnover from existing customers. For a number of our customers, we have invested in developing customer-specific service offerings and have also upgraded customer premises equipment, including routers, switches and handsets. We believe this investment and the depth of our involvement in our customers’ business reduces churn and provides the basis for offering additional services at lower incremental costs and, we believe, improved margins.

•	Migrate technology to IP-based services. We have commenced, and intend over the next three years to complete, the migration of our entire customer base from legacy voice and data services to IP-based services, which will allow us to provide converged voice and data services. We are currently developing a platform that integrates voice, data and video services on a fully converged basis. We anticipate that these initiatives will increase our total turnover and enable us to realize network and operating efficiencies by allowing us to introduce new data and voice services, and provide those services to our customers at lower unit costs than they currently pay for legacy services.

•	Build cooperative sales efforts with systems integrators and others. We deliver new products and enhance our sales penetration through cooperative approaches with systems integrators, network suppliers, equipment manufacturers and other parties. These parties assist us in pursuing new customers and allow us to bundle our services with their equipment or applications.

•	Continue to reduce cost of access and control operating expenses. We intend to continue to reduce our cost of access by taking advantage of regulatory developments and we actively participate in their further development. We are focused on improving network optimization. We have reduced our cost of access from 48.8% of turnover for the year ended December 31, 2001, to 37.9% of turnover for the year ended December 31, 2003, and to 32.8% of turnover for the year ended December 31, 2004 and see further opportunities to continue to do so.

Relationship with our Parent Company

We have a number of operating relationships with our parent and its affiliates. For example, we assist our parent and its affiliates in terminating voice traffic within the United Kingdom while they assist us with terminating voice traffic outside the United Kingdom. We benefit from a broad range of corporate functions that our parent company and its affiliates conduct, including senior management activities, human resources, corporate development, and other functions and services. We also share with our parent and its affiliates portions of our network and some personnel who may have functional responsibilities for both our business and our parent’s European and global businesses.

We have not historically operated on a stand-alone basis. In connection with the offering of the unregistered notes which we are offering to exchange, we entered into a series of agreements formalizing our operating relationship with our parent company and its affiliates. These agreements include the:

•	corporate service agreement;

•	shared resources agreement;

•	voice termination agreement;

•	tax agreement;

•	asset transfer agreement; and

•	insurance proceeds agreement.

These inter-company agreements contain terms that are similar to those that have informally governed the relationship between our parent company, its affiliates and us. See “Certain Relationships and Related Party Transactions—Inter-company Agreements” and “ Operating and Financial Review and Prospects—Overview—Relationship with our Parent Company and its Affiliates.”

While Global Crossing Ltd., our parent company’s predecessor, began proceedings under chapter 11 of the US Bankruptcy Code in January 2002, and GCL, our existing parent company, emerged from those proceedings in December 2003, we were not part of those proceedings and continued to fulfill our financial obligations in the normal course of business. In December 2004, we amended our articles of association to provide that our members will not pass a resolution to wind up our company voluntarily as a result of the existence of insolvency or bankruptcy proceedings affecting other GCL group members incorporated outside the United Kingdom, including any proceedings under chapter 11 of the US Bankruptcy Code.

In order to enhance our independence, in June 2005, we increased the board of directors from five to seven members by the addition of two independent directors. These independent board directors constitute a majority on the newly formed three-person audit committee.

Our Parent Company’s Recapitalization and the Restructuring Agreement

The discussion below sets forth the background to our original offering of the unregistered notes.

On December 9, 2003, when our parent company emerged from bankruptcy, Global Crossing North American Holdings, Inc., or GCNAH, a subsidiary of our parent company, issued $200.0 million aggregate principal amount of 11.0% senior secured notes due 2006 to an affiliate of Singapore Technologies Telemedia Pte Ltd, or STT. We refer to these notes as the pre-existing STT notes. The pre-existing STT notes benefited from, among other things, a guarantee of that debt by us, a first priority security interest over some of our assets, and a first priority pledge of the shares of our capital stock by our immediate parent company, BidCo.

On May 18, 2004, we, GCL and another affiliate of STT entered into a bridge loan facility that permitted us to borrow up to $100.0 million. We refer to this agreement as the STT bridge facility. The STT bridge facility benefited from, among other things, a second priority security interest over some of our assets and a second priority pledge of the shares of our capital stock by BidCo. On October 1, 2004, we drew down the remainder of the $100.0 million then available under this facility. We were the direct obligor on all amounts drawn under the STT bridge facility.

On October 8, 2004, GCL announced that it reached an agreement with some affiliates of STT to restructure the debt outstanding under the existing STT notes and the STT bridge facility and to provide additional short-term liquidity to GCL. We refer to this agreement as the restructuring agreement. Under the terms of the restructuring agreement, the STT affiliates agreed with us, GCL and some of its other affiliates to:

•	increase the availability under the STT bridge facility by an additional $25.0 million to a maximum amount of $125.0 million; and

•	refinance the existing STT notes and the STT bridge facility as follows:

•	we would complete a debt financing (which was consummated by the offering of the unregistered notes);

•	GCNAH would use $75.0 million of the proceeds of our debt financing (plus an amount for accrued and unpaid interest) to repay $75.0 million in principal amount of the $200.0 million outstanding principal plus all of the accrued interest under the pre-existing STT notes;

•	GCL would issue to specific STT affiliates $250.0 million aggregate principal amount of new senior mandatory convertible notes, convertible into shares of our parent company, which we refer to as the mandatory convertible notes, in exchange for the acquisition by GCL of the existing STT notes and the STT bridge facility (after the cash repayment described above);

•	the STT bridge facility would be settled by GCUK (after the acquisition of the STT bridge facility by GCL described above);

•	GCNAH would repurchase the existing STT notes from GCL by issuing non-voting stock with an aggregate fair market value of $125.0 million;

•	our guarantee in respect of the existing STT notes would be cancelled;

•	the first priority security interest over our assets for the pre-existing STT notes and the second priority security interest over our assets in respect of the STT bridge facility would be released; and

•	neither we nor the issuer would guarantee or provide a security interest in respect of the mandatory convertible notes.

On November 2, 2004, we entered into the agreement increasing availability under the STT bridge facility and on November 5, 2004, drew down the additional $25.0 million. The STT affiliate that was the lender under the STT bridge facility agreed to defer the interest payment due on December 31, 2004 under that facility and also agreed to defer the final maturity date of the facility from December 31, 2004 until the earlier of the completion of the offering of the unregistered notes and January 15, 2005.

All of the agreements that relate to the restructuring of the existing STT notes and the STT bridge facility were conditioned upon and closed concurrently with the offering of the unregistered notes.

The effect of these transactions was that neither we nor the issuer owe any direct obligations to STT or its affiliates or to GCL or its affiliates, with the exception of certain inter-company trading balances that arise in the ordinary course of business and that we intend to settle on a quarterly basis. Our shares remain pledged by our immediate parent company in favor of the holders of the mandatory convertible notes.

Our Organizational Structure and Certain Obligations under Indebtedness

We set forth in the diagram below a simplified corporate organizational chart for us, the issuer, our parent company and its shareholders. We also reflect in this diagram certain of our existing debt obligations.

The terms of a security arrangement agreement govern the relationship between the holders of the mandatory convertible notes and the holders of the unregistered notes. It will continue to govern the relationship between the holders of the mandatory convertible notes and the exchange notes offered in this exchange offer. See “Description of the Notes—Security Arrangement Agreement.”

The issuer, a finance subsidiary that has no trading activity, is a public limited company and we are a private limited company, each organized under the laws of England and Wales. The issuer’s and our principal executive offices are located at Centennium House, 100 Lower Thames Street, London EC3R 6DL, England, and the issuer’s and our telephone number at that address is +44 (0) 845 000 1000. Information on our parent company can be found at www.globalcrossing.com. The information on that website is not part of this prospectus.

STT is in the business of media and telecommunications services, investment holdings and management services.

The Exchange Offer

On December 23, 2004, Global Crossing (UK) Finance plc issued $200,000,000 aggregate principal amount of 10.75% dollar-denominated senior secured notes due 2014 and £105,000,000 aggregate principal amount of 11.75% sterling-denominated senior secured notes due 2014 in a transaction that was exempt from registration under the Securities Act. The dollar-denominated senior secured notes and the sterling-denominated senior secured notes issued on December 23, 2004 are together referred to as the “unregistered notes.” As a condition to the purchase of the unregistered notes, we agreed to use our best efforts to commence an exchange offer for the unregistered notes by August 19, 2005. Unregistered notes that remain outstanding after the completion of the exchange offer, together with the exchange notes, will be treated as a single class of securities under the indenture. As used in this prospectus, the term “notes” or “outstanding notes” refers to all of our outstanding senior secured notes due 2014.

Securities Offered

We are offering up to $200,000,000 aggregate principal amount of new 10.75% senior secured notes due 2014 and up to £105,000,000 aggregate principal amount of new 11.75% senior secured notes due 2014, all of which have been registered under the Securities Act. The terms of the exchange notes are substantially identical to the those of the unregistered notes, except that transfer restrictions and registration rights relating to the unregistered notes do not apply to the exchange notes.

The Exchange Offer

We are offering to issue the exchange notes in exchange for a like principal amount of the unregistered notes. The unregistered notes were not registered under the Securities Act. We are offering to issue the exchange notes to satisfy our obligations contained in the registration rights agreement entered into when the unregistered notes were sold under Rule 144A and Regulation S of the Securities Act.

Expiration Date	The exchange offer will expire at 5.00 p.m., London time on September 1, 2005.

Procedures for Tendering Unregistered Notes

If you wish to participate in the exchange offer, you must transmit a properly completed and signed letter of transmittal, and all other documents required by the letter of transmittal, to the exchange agent at the relevant address set forth in the letter of transmittal or transmit an agent’s message via the relevant book-entry transfer facility on or prior to the expiration date. You must also comply with the procedures described under “The Exchange Offer—Procedures for Tendering.”

The letter of transmittal must also contain, or the agent’s message must state that you are making, the representations you must make to us as described under “The Exchange Offer—Procedures for Tendering.”

Special Procedures for Beneficial Owners

If you are a beneficial owner of unregistered notes that are held through a broker, dealer, commercial bank, trust company or other nominee and you wish to tender such unregistered notes, you should contact the registered holder promptly and instruct them to tender your unregistered notes on your behalf.

Guaranteed Delivery Procedures for Unregistered Notes

If you cannot meet the expiration deadline, or you cannot deliver your unregistered notes, the letter of transmittal or any other required documentation, or comply with DTC’s, Euroclear’s or Clearstream’s standard operating procedures for electronic tenders on time, you may tender your unregistered notes according to the guaranteed delivery procedures set forth under “The Exchange Offer—Procedures for Tendering—Guaranteed Delivery Procedures.”

Withdrawal Rights

You may withdraw the tender of your unregistered notes at any time before 5:00 p.m., London time on the expiration date by sending a notice of withdrawal that complies with the procedures of DTC, Euroclear or Clearstream, as applicable, to the exchange agent. You must also follow the withdrawal procedures as described under the heading “The Exchange Offer—Procedures for Tendering—Withdrawal Rights.”

Acceptance of Tenders

If we decide for any reason not to accept an unregistered note for exchange, the unregistered note will be returned without expense to you promptly after the expiration or termination of the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, which we may waive. Please read “The Exchange Offer—Conditions to the Exchange Offer” for more information.

U.S. Federal Income Tax Consequences

We believe that your exchange of unregistered notes for exchange notes in the exchange offer will not result in any gain or loss to you for US federal income tax purposes. Please read “Tax Considerations – United States Federal Income Tax Considerations” for a further discussion of tax issues.

Resale of Exchange Notes

If you decide to exchange your unregistered notes for exchange notes, you must acknowledge that you are not engaging in, and do not intend to engage in, a distribution of the exchange notes. If you are a broker-dealer and you are receiving the exchange notes for unregistered notes that you acquired as a result of market-making or trading activities, you must deliver a prospectus when you resell exchange notes.

Use of Proceeds	We will receive no proceeds from the exchange offer.

Exchange Agent	The Bank of New York is the exchange agent for the exchange offer. The addresses and telephone numbers of the exchange agent are given under “The Exchange Offer—Exchange Agent.”

Consequences of Not Exchanging Unregistered Notes

If you do not exchange your unregistered notes in the exchange offer, the transfer of unregistered notes will continue to be restricted. In general, you may offer or sell your unregistered notes only if:

•	they are registered under the Securities Act and applicable state securities laws;

•	they are offered or sold under an exemption from the Securities Act and applicable state securities laws; or

•	they are offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

We do not currently intend to register the unregistered notes under the Securities Act. However, holders of unregistered notes who are not permitted to participate in the exchange offer or who may not freely resell exchange notes received in the exchange offer may under some circumstances require us to file a shelf registration statement to cover resale of unregistered notes by them.

The Exchange Notes

The terms of the exchange notes and the unregistered notes are substantially identical in all material respects, except that the exchange notes do not contain terms for transfer restrictions and the payment of additional interest.

Issuer	Global Crossing (UK) Finance Plc.

Guarantor	Global Crossing (UK) Telecommunications Limited.

Notes Offered	$200,000,000 aggregate principal amount of 10.75% senior secured notes due December 15, 2014.

£105,000,000 aggregate principal amount of 11.75% senior secured notes due December 15, 2014.

In this prospectus, we refer to the dollar-denominated exchange notes and the sterling-denominated exchange notes collectively as the exchange notes. The exchange notes are being offered as additional debt securities under the indenture under which we issued the unregistered notes. Unregistered notes that remain outstanding at the completion of the exchange offer, together with the exchange notes will be treated as a single class of securities under the indenture.

Maturity Date	The exchange notes will mature on December 15, 2014.

Interest Payment Dates

The exchange notes will accrue interest from their date of issuance. The issuer will pay interest on the exchange notes in cash semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2005.

Ranking and Guarantee

The exchange notes will be senior obligations of the issuer and will rank equal in right of payment with all of the issuer’s future senior debt. The exchange notes will effectively rank senior in right of payment to all future obligations of the issuer that are unsecured or secured by liens junior to those securing the exchange notes, to the extent of the value, priority and validity of the liens on the collateral securing the notes. The exchange notes will rank senior to any of the issuer’s future debt that is expressly subordinated to the notes.

The guarantor will guarantee the exchange notes. The guarantee will be our senior obligation and will rank equal in right of payment with all of our existing and future senior debt. The guarantee will effectively rank senior in right of payment to all of our existing and future obligations that are unsecured or that are secured by liens junior to those securing the guarantee, to the extent of the value, priority and validity of the liens on the collateral securing the guarantee. The guarantee will rank senior to any of our future debt that is expressly subordinated to the guarantee. The guarantee will effectively rank junior to any of our other obligations that are secured by liens on property that does not secure the guarantee, to the extent of the value, priority and validity of those liens.

A significant portion of the guarantor’s assets will not serve as collateral for the exchange notes and there are restrictions on the exercise of remedies relating to the security interest. See “Description of the Notes—Security” and “—Sufficiency of Collateral.”

Collateral

The exchange notes will be secured by certain assets of the guarantor and the issuer, including the capital stock of the issuer, but a significant portion of the guarantor’s assets will not serve as collateral for the exchange notes.

In particular, the guarantor will not pledge:

•	certain parts of the network leased by us, including any telecommunications cables and other equipment under a finance lease with Network Rail under which we lease approximately 23% of our lit fiber (calculated by fiber kilometers);

•	any rights, title, interest or obligations under certain specified excluded contracts, including (i) any contracts in which our counterparty is a UK governmental entity and (ii) any contract in which our counterparty is a contractor or subcontractor to a UK governmental entity;

•	any equipment or assets owned by us located on the premises of the parties to excluded contracts and any equipment or assets used exclusively by us for the provision of services and the performance of obligations under those contracts;

•	property that we have pledged to Camelot in connection to our relationship with them and any equipment subject to our contract relating to Freenet; or

•	any contract or agreement (or rights or interests thereunder) which, if charged, would be a breach or default or result in the invalidation or unenforceability of any rights, title or interest of the chargor under that contract or agreement.

Your rights in enforcing the collateral are more limited than they would be if we were pledging all or substantially all of our assets. See “Risk Factors—Risks Related to the Notes and the Structure—A significant portion of our assets will not be pledged in favor of the notes and the collateral securing the notes and the guarantee may be reduced or diluted under certain circumstances. The value of the collateral securing the notes and the guarantee may not be sufficient to satisfy obligations to you” and “—English insolvency laws may limit your ability to recover amounts due on the notes and the guarantee.”

The exchange notes will be secured by a security assignment of the inter-company loan from the issuer to the guarantor of the proceeds of the offering of the unregistered notes.

The issuer and the guarantor may incur liens on the collateral under the indenture’s terms, and these permitted liens will have priority over the liens in favor of the notes and the guarantee.

We entered into a five-year cross-currency interest rate swap transaction with an affiliate of Goldman, Sachs & Co. to minimize exposure of any dollar/sterling currency fluctuations on interest payments on the US dollar-denominated senior secured notes. The swap transaction converts the US dollar currency rate on interest payments to a specified pounds sterling amount. As of December 31, 2004, there was an unrecognized loss of £2.4 million on the swap. The interest payments on the US dollar-denominated exchange notes will also be governed by the swap agreement. The affiliate of Goldman, Sachs & Co. was granted a security interest in the collateral securing the exchange notes ranking equally with the security interest of holders of the exchange notes. Any proceeds resulting from the exercise of security interests in the collateral are to be shared pro rata among those financial institutions and holders of the exchange notes. See “Description of the Notes—Intercreditor Agreement.”

Restriction on Exercise of Remedies

The terms of a security arrangement agreement will govern the exercise of rights in the collateral pledged in favor of the exchange notes and the guarantee. The terms of the security arrangement agreement significantly limit the exercise of remedies associated with the security documents. These restrictions limit the ability of the trustee and the holders to realize value from the collateral. See “Description of the Notes—Security Arrangement Agreement” and “Risk Factors—Risks Related to the Notes and the Structure —Holders of the mandatory convertible notes have certain rights relating to and affecting the notes that the issuer is offering.”

Specifically, the security arrangement agreement provides that none of our assets or the issuer’s assets may be sold or disposed of in an enforcement action begun under the security documents by or on behalf of the trustee or the holders, unless:

•	all of our assets or all of the issuer’s assets, as the case may be, are sold;

•	the sale is for cash payable at the closing of the transaction;

•	all claims of the holders are unconditionally released and discharged concurrently with that sale and all liens for the benefit of the holders are unconditionally released and discharged; and

•	the sale is made in a public auction or for fair market value (taking into account the circumstances giving rise to the sale) as certified by an independent, internationally recognized investment bank selected by the holders of the mandatory convertible notes.

The security arrangement agreement expressly states that these provisions shall not alter any rights or remedies of the trustee or holders as unsecured creditors under the indenture, the exchange notes or the guarantee.

Optional Redemption

The issuer may redeem either or both series of exchange notes, in whole or in part, at any time on or after December 15, 2009 at the redemption prices set forth under “—Redemption—Optional Redemption.” At any time before December 15, 2009, the issuer may redeem either or both series of exchange notes, in whole or in part, by paying a “make-whole” premium. The issuer may also redeem up to 35% of the principal amount of either series of exchange notes before December 15, 2007 using the proceeds of certain equity offerings. The issuer may also redeem either or both series of exchange notes, in whole but not in part, upon certain changes in tax laws and regulations.

Excess Cash Flow Offer

Within 120 days after the end of the period beginning on the date of the indenture and ending December 31, 2005 and for each 12-month period thereafter, we must offer to purchase a portion of the exchange notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, with 50% of our excess operating cash flow from that period.

Change of Control

If we experience a change of control, you will have the right to require the issuer to purchase some or all of your exchange notes at a purchase price equal to 101% of their principal amount plus accrued and unpaid interest, if any, and additional amounts, if any, to the date of repurchase.

Buy-Out Right

If there is a payment default on or an acceleration of the exchange notes or in the case of certain enforcement events, STT Communications Ltd (or one of its affiliates) for so long as it together with its affiliates owns not less than 50% in aggregate principal amount of our parent’s mandatory convertible notes may, but are not required to, purchase the exchange notes from you at a price equal to 100% of the principal amount of the exchange notes plus accrued and unpaid interest.

Certain Covenants	The issuer will issue the exchange notes under an indenture among the issuer, the guarantor and the trustee. The indenture governing the exchange notes, among other things, limits our ability to:

•	incur or guarantee additional indebtedness;

•	pay dividends or make other distributions or repurchase or redeem our stock;

•	make investments or other restricted payments;

•	create liens;

•	enter into certain transactions with affiliates;

•	enter into agreements that restrict our restricted subsidiaries’ ability to pay dividends; and

•	consolidate, merge or sell all or most of our assets.

All of these limitations will be subject to a number of important qualifications and exceptions that are described under “Description of the Notes—Certain Covenants.”

Additional Notes

The issuer may issue additional notes from time to time under the indenture and these additional notes will benefit from the security and pledge described above under “Description of the Notes—Security” and “—Sufficiency of Collateral.”

Listing	The unregistered notes are listed on the Irish Stock Exchange. The issuer intends to list the exchange notes on the Official List of the Irish Stock Exchange.

Governing Law for the Exchange

Notes and Indenture	New York.

Summary Financial Data

You should read the following summary financial data together with the section entitled “Operating and Financial Review and Prospects” and our financial statements and the accompanying notes thereto included elsewhere in this prospectus.

The summary financial data at December 31, 2000 and for the period from November 25, 1999 (inception) to December 31, 2000 were derived from our unaudited consolidated financial statements which are not included in this prospectus. The summary financial data at December 31, 2001 and 2002 and for the year ended December 31, 2001 were derived from our financial statements which are not included in this prospectus. The summary financial data at December 31, 2003 and 2004 and for each of the three years ended December 31, 2004 have been derived from our audited financial statements and related notes thereto included elsewhere in this prospectus.

Unless otherwise indicated, the historical financial data have been prepared in accordance with UK GAAP. UK GAAP differs in certain significant respects from US GAAP. For a discussion of the differences between UK GAAP and US GAAP as they apply to us, see note 26 to our audited financial statements included elsewhere in this prospectus.

	Period from Inception to December 31, 2000(1)	Years ended December 31,
		2001	2002	2003	2004
	(unaudited)	(in thousands, except ratios)
Profit and Loss Account Data:
Turnover(2)	£251,412	£292,887	£262,279	£288,020	£269,889
Cost of sales	(273,982)	(233,735)	(219,835)	(199,124)	(177,283)

Gross profit	(22,570)	59,152	42,444	88,896	92,606

Operating expenses:
Distribution costs	(21,463)	(22,073)	(12,276)	(9,647)	(10,128)
Administrative expenses	(97,196)	(129,874)	(74,531)	(54,424)	(36,973)
Exceptional fixed asset impairment	(95,107)	(66,374)	—	—	—

	(213,766)	(218,321)	(86,807)	(64,071)	(47,101)

Operating profit/(loss)(2)	(236,336)	(159,169)	(44,363)	24,825	45,505
Finance charges, net	(5,559)	(1,789)	(1,406)	(3,753)	(4,787)
Tax on profit/(loss) on ordinary activities	—	—	—	—	5,064

Profit/(loss)	£(241,895)	£(160,958)	£(45,769)	£21,072	£45,782

Balance Sheet Data (at period end):
Cash at bank and in hand	£6,534	£3,231	£4,565	£15,403	£466
Debtors, net(3)	127,348	160,363	152,442	128,712	83,560
Working capital/(deficit)(4)	(353,517)	(526,515)	(523,545)	(326,675)	(7,630)
Tangible assets, net	223,770	220,052	197,728	185,981	186,477
Total assets	357,655	383,650	391,739	365,100	291,234
Total debt(5)	374,561	497,068	512,719	371,867	234,950
Total shareholder’s deficit	(243,807)	(421,647)	(467,416)	(308,845)	(159,167)
Financial Ratios and Other Data:
EBITDA(6)	£(78,562)	£(108,505)	£(1,210)	£66,554	£86,538
Depreciation and amortization	62,667	50,664	43,153	41,729	41,033
Capital expenditures	110,875	98,739	55,059	28,239	7,811
Ratio of earnings to fixed charges(7)	(7)	(7)	(7)	2.5x	3.6x

	Period from Inception to December 31, 2000	Years ended December 31,
		2001	2002	2003		2004
	(unaudited)	(in thousands, except ratios)
US GAAP Data(8)
Profit and Loss Account Data:
Revenue	(10)	(10)	£265,663	£290,922		£263,776
Operating profit/(loss)	(10)	(10)	(43,512)	23,633		53,712
Income/(loss) from continuing activities(9)	(10)	(10)	(17,271)	330,062		39,846
Net income/(loss)	(10)	(10)	(18,607)	330,062		39,846
Balance Sheet Data:
Cash and cash equivalents	(10)	(10)	£41,565	£50,403		£21,193
Fixed assets	(10)	(10)	202,602	112,404		132,407
Total assets	(10)	(10)	385,134	293,823		235,577
Total debt	(10)	(10)	512,719	371,867		245,415
Total shareholder’s deficit	(10)	(10)	(477,790)	(307,289)		(146,672)
Financial Ratios and Other Data
EBITDA(11)	(10)	(10)	£17,547	£377,786		£84,782
Depreciation and amortization	(10)	(10)	46,336	43,613		23,915
Ratio of earnings to fixed charges(12)	(10)	(10)	(12)	25.3	x	4.7	x

(1)	Includes the results of operations and cash flows from November 25, 1999, the date of our acquisition from Racal Electronics plc, through December 31, 2000. This summary financial data is not presented for the year ended December 31, 2000 as such information is not reasonably obtainable at other than onerous expense.

(2)	Our results for the years ended December 31, 2000, 2001 and 2002 include our cellular business, which was discontinued in 2001. This includes turnover of £7.6 million and £7.0 million for the years ended December 31, 2000 and 2001 and net operating loss of £0.1 million, £0.8 million and £1.3 million for the years ended December 31, 2000, 2001 and 2002, respectively.

(3)	Net debtors include operating and non-operating debtors from other group companies. Excluding the debtors from other group companies, net debtors are £119.9 million, £152.1 million, £94.3 million, £85.7 million and £79.8 million at December 31, 2000, 2001, 2002, 2003 and 2004, respectively.

(4)	Working capital consists of current assets (excluding debtors due in more than one year) less creditors falling due within one year. Working capital includes operating and non-operating debtors and creditors from other group companies. Excluding all debtors and creditors from other group companies, working capital/(deficit) is £17.0 million, £(17.3) million, £(0.6) million, £26.3 million and (£5.7) million at December 31, 2000, 2001, 2002, 2003 and 2004, respectively.

(5)	Total debt represents obligations under finance leases and hire purchase contracts, third-party indebtedness and loans owed to group companies.

(6)	UK GAAP EBITDA consists of profit/(loss) for the period before taxation, finance charges, depreciation expense and the amortization of connection costs. Although EBITDA is not a measure of operating profit/(loss), operating performance or liquidity under UK GAAP, we have presented EBITDA because we use EBITDA as a measure of our performance without regard to depreciation and amortization and we believe that some of our investors use this measurement in a consistent manner and to determine our ability to service our indebtedness and fund ongoing capital expenditures. You should not, however, construe EBITDA in isolation or as a substitute for operating income as determined by UK GAAP, or as an indicator of our operating performance or of our cash flows from operating activities as determined in accordance with UK GAAP. You should not use this non-GAAP measure as a substitute for the analysis provided in our profit and loss accounts or in our cash flow statements.

	Period from Inception to December 31, 2000	Year ended December 31,
		2001	2002	2003	2004
	unaudited	(in thousands)
Profit/(loss)	£(241,895)	£(160,958)	£(45,769)	£21,072	£45,782
Finance charges, net	5,559	1,789	1,406	3,753	4,787
Taxes	—	—	—	—	(5,064)
Depreciation	62,667	49,412	36,537	35,831	34,433
Amortization		1,252	6,616	5,898	6,600

EBITDA	£(173,669)	£(108,505)	£(1,210)	£66,554	£86,538

(7)	In calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes from continuing operations plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs, and of one-third of operating lease rental expense (deemed representative of that portion of rental expense estimated to be attributable to interest).

This table provides the calculations of the ratio of earnings to fixed charges:

	Period from Inception to December 31, 2000	Year ended December 31,
		2001	2002	2003	2004
		(in thousands)
Earnings:
Profit/(loss) from continuing operations before tax	£(241,895)	£(160,165)	£(44,433)	£21,072	£40,718
Fixed charges	11,130	7,994	14,208	13,653	15,500

Total	£(230,765)	£(152,171)	£(30,225)	£34,725	£56,218

Fixed charges:
Interest	7,807	£3,756	£4,099	£3,797	£5,040
Amortization of debt issuance costs	—	—	—	—	26
Interest component of rent expense	3,323	4,238	10,109	9,856	10,434

Total fixed charges	£11,130	£7,994	£14,208	£13,653	£15,500

Ratio of earnings to fixed charges	—	—	—	2.5x	3.6x

The earnings are insufficient to cover fixed charges by £241.9 million, £160.2 million and £44.4 million for the years ended December 31, 2000, 2001 and 2002, respectively.

(8)	Upon its emergence from bankruptcy on December 9, 2003, our parent company implemented “fresh start” accounting and reporting in accordance with AICPA SOP 90-7. Fresh start accounting required our parent company to allocate the reorganization value of its assets and liabilities based upon their estimated fair values. Although GCUK itself was not part of the bankruptcy proceedings, under US GAAP, fresh start accounting is pushed down to the entity level. This results in a split of the 2003 year between the predecessor period, from January 1, 2003 to December 9, 2003, and the successor period from December 10, 2003 to December 31, 2003. See Note 26 to the financial statements included elsewhere in this prospectus for an allocation of the 2003 profit between the periods.

(9)	Profit/(loss) from continuing operations represents the profit/(loss) adjusted to exclude the discontinued operations.

(10)	US GAAP information is not available for these periods.

(11)	US GAAP EBITDA consists of profit/(loss) for the period before taxation, finance charges, depreciation expense, amortization expense and the amortization of connection costs. Although EBITDA is not a measure of operating profit/(loss), operating performance or liquidity under US GAAP, we have presented EBITDA because we use EBITDA as a measure of our performance without regard to depreciation and amortization and we believe that some of our investors use this measurement in a consistent manner and to determine our ability to service our indebtedness and fund ongoing capital expenditures. You should not, however, construe EBITDA in isolation or as a substitute for operating income as determined by US GAAP, or as an indicator of our operating performance or of our cash flows from operating activities as determined in accordance with US GAAP. You should not use this non-GAAP measure as a substitute for the analysis provided in our profit and loss accounts or in our cash flow statements.

	Year ended December 31,
	2002	2003	2004
	(in thousands)
Net income/(loss)	£(18,607)	£330,062	£39,846
Interest, net	2,416	2,760	3,962
Taxes	(12,598)	1,351	17,059
Depreciation	39,720	37,629	15,957
Amortization of connection costs	6,616	5,898	6,600
Amortization expense	—	86	1,358

EBITDA	£17,547	£377,786	£84,782

(12)	This table provides the calculations of the ratio of earnings to fixed charges under US GAAP:

	Year ended December 31,
	2002	2003		2004
	(in thousands, except ratios)
Earnings:
Profit/(loss) from continuing operations before tax	£(29,869)	£331,413		£56,905
Fixed charges	14,208	13,653		15,500

Total	£(15,661)	£345,066		£72,405

Fixed charges:
Interest	£4,099	£3,797		£5,066
Interest component of rent expenses	10,109	9,856		10,434

Total fixed charges	£14,208	£13,653		£15,500

Ratio of earnings to fixed charges	—	25.3	x	4.7	x

The earnings are insufficient to cover fixed charges by £29.9 million for the year ended December 31, 2002.

RISK FACTORS

Investing in the exchange notes involves substantial risks. In evaluating whether to participate in the exchange offer, you should carefully consider, along with the other information provided to you in this prospectus, these risk factors. Additional risks and uncertainties not presently known to us, or that we currently believe are immaterial, could also impair our business, financial condition, results of operations and our ability to fulfill our obligations under the notes. References to the “notes” are to the unregistered notes and the exchange notes. The risk factors set forth below generally apply to all our notes.

Risks Related to Our Business and Industry

We have identified a number of deficiencies in our internal controls, processes and procedures and may face difficulties in strengthening our internal accounting systems and controls and in our ability to satisfy our financial reporting obligations on a timely basis.

GCL, our parent company, has identified material weaknesses in its internal controls. Given that we are subject to a shared control environment with GCL, and in light of some additional control issues specific to us, we have concluded that we had a material weakness in our internal control over financial reporting for our overall financial close process as of December 31, 2004. This material weakness means that there is more than a remote likelihood that we will not prevent or detect a material misstatement of our financial statements. See “Operating and Financial Review and Prospects—Controls and Procedures.”

Although we and our parent company are creating and have already begun implementing plans to remediate the identified control issues, we cannot assure you that we or our parent company will be successful in this regard.

We may face some difficulties or experience delays in developing changes and improvements to our internal accounting systems and controls. We will also need to commit substantial resources, including substantial time from our management team’s new and existing accounting personnel and from external consultants to implement and integrate into our organization improved systems controls and additional procedures generally, and to improve our financial reporting systems. The remedial actions are not solely within our control, and we depend upon the timely and effective improvement in internal controls by our parent company. The failure or delay in implementing all required changes and improvements to our internal controls and any failure to maintain such control could in each case by us or our parent company adversely affect our ability to timely fulfill our financial reporting obligations as a stand-alone company. Any misstatements or adjustments due to errors or the failure to satisfy our reporting obligations on a timely basis could have an adverse effect on our business, results of operations and the value of the notes.

Our parent’s chapter 11 bankruptcy, the failure of our parent to execute its business plan, our parent’s financial condition, its restatement of certain previously reported financial statements and resulting litigation may harm our business and our brand name.

GCL, our parent company, emerged from chapter 11 bankruptcy proceedings in December 2003. Negative publicity or news coverage regarding our parent’s financial condition could have an adverse effect on some business segments. We may find it difficult to convince customers to purchase our services and any negative publicity or news coverage may be used by our competition to convince customers to discontinue using our service. Although the chapter 11 proceedings regarding our parent have concluded, it is possible that this negative publicity will have a long-term effect on us and our brand name. The failure of our parent to execute its business plan or failure to fund its business plan may also harm our business and results of operations. For example, the recent reorganization has had an adverse impact on our credit standing with our suppliers and other trade creditors. This increases our cost of doing business and hinders our negotiating power with our suppliers and other trade creditors. Similarly, negative press about the financial condition of our parent company or even about competitors in our industry in general may affect our reputation.

The results of operations of our parent and its ability to execute its business plan successfully is subject to risks and uncertainty including, among other things: its history of (and continuing) substantial operating losses; the risk that, in the near term and long term, funds from operations will not satisfy cash requirements; the support of our parent’s controlling shareholder, STT; the ability of our parent to arrange the necessary financing to fund its liquidity requirements; funding from us that depends on our ability to loan or dividend funds to our parent and its subsidiaries; and the success of our parent’s business realignment plan and the realization of anticipated cost savings. Adverse developments in our parent’s financial condition and liquidity position could have a material and adverse effect on our reputation, business and results of operations.

In the course of preparing its financial statements for the first quarter of 2004 in early April 2004 and after the filing of its 2003 annual report with the SEC, our parent company’s management became concerned about the adequacy of its accrued cost of access liabilities. Our parent company immediately undertook extensive procedures to quantify and understand the reasons for the apparent accrual shortfall and promptly reported the situation to its audit committee. On April 29, 2004, our parent company filed a report with the SEC indicating that Grant Thornton LLP, the auditors of its financial statements for the periods from January 1, 2001 through December 31, 2003, had withdrawn its reports on our parent company’s financial statements, and that its reports could no longer be relied upon. On October 8, 2004, our parent company restated its previously issued financial statements for the year ended December 31, 2003 and for the related interim periods, and Grant Thornton reissued its audit reports. The restatements resulted in certain increases in the cost of access liabilities and in our parent company’s cost of access expense. We cannot predict the effect, if any, that the restatement will have on our parent company or on us.

Our parent company retained a major US accounting firm to conduct an independent investigation of the facts and circumstances surrounding the underestimate of the cost of access liabilities and expenses and the causes that may have given rise to it, including, if relevant, associated internal control issues and issues of management integrity. Based upon the investigative procedures it performed, the accounting firm observed that the issues surrounding the cost of access accounting in North America did not appear to exist in its operations in Europe, including in our company.

On June 21, 2004, our parent announced that the accounting firm had completed its investigation and that the investigative procedures it performed, including reading more than 90,000 e-mails and numerous other documents and interviewing 26 employees, did not reveal any management integrity issues related to the cost of access liabilities and expenses, or any management knowledge of an underestimate until after the filing of our parent’s December 31, 2003 financial statements in its annual report on Form 10-K on March 26, 2004.

Following our parent company’s announcement that it expected to restate certain of its financial statements, plaintiffs brought eight separate class action lawsuits all purportedly on behalf of our parent company’s shareholders against our parent company and some of its officers and directors. The multi-district litigation panel granted the parties’ request to transfer and consolidate the cases in the United States District Court for the Southern District of New York in an order dated October 22, 2004. On December 16, 2004, the court appointed lead plaintiffs and lead council. On February 18, 2005, the plaintiffs filed their consolidated amended complaint, which discontinued any claims against our parent’s directors. We cannot predict the effect, if any, of the class action lawsuits because they are all at very early stages. Any adverse determination in these lawsuits could have a material and adverse effect on our business, operations and financial condition.

A change in financial reporting in accordance with international financial reporting standards (IFRS) could have an adverse effect on us.

We maintain our internal financial reporting systems to report in UK GAAP for purposes of our own accounts and in US GAAP for reporting to GCL, our parent, to enable it to prepare its consolidated financial statements. We intend to provide financial information under IFRS for our financial year ending December 31, 2005 (and comparable IFRS information for the financial year ending December 31, 2004). It is not possible to quantify the impact that the switch from our current financial reporting system to IFRS will have on us, although its implementation could adversely affect our reported results. We have initiated a project to manage the transition from UK GAAP to IFRS and have begun the process of interpreting the accounting standards that will apply from 2005 onwards. We will need the assistance of an outside consultant to devise a plan to address the transition to IFRS and so hired a consultant in the first quarter of 2005. Because this project is still being planned, we are not, as yet, in a position to quantify the effect of the differences between IFRS and UK GAAP on our results or financial position.

We depend in large part on the efforts of our key personnel. Maintaining key personnel is vital for our business, and there is no guarantee that we can keep such personnel. Our financial reorganization resulted in a loss of historical knowledge.

Our future success largely depends on the continued employment of certain of our key personnel, any of whom could terminate their employment at any time. In addition to our senior management, we rely upon key personnel of GCL, our parent company. Many of our key personnel also spend time working for our parent or its affiliates, and the amount of time they spend doing so is often out of our control. Our business and operations depend upon qualified personnel successfully implementing our business plan. We cannot assure you that we will not lose our own key personnel or key personnel employed by our parent or that they will not need to spend additional time working for our parent or its affiliates, and this could have a material and adverse effect on our business and operations.

Moreover, due to the recent financial reorganization of our business, we have reduced our headcount from a peak in late 2000 of approximately 1,700 full-time employees and contractors to 553 full-time employees and eight contractors at December 31, 2004 and to 550 full-time employees and ten contractors at March 31, 2005. This reduction has led to a loss of some historical knowledge within our company and any further reductions in headcount could lead to further losses.

Some of our governmental commercial customers periodically review our financial condition.

In connection with the offering of the unregistered notes, the UK Foreign & Commonwealth Office, or the FCO, our largest direct government commercial customer, and OGCbuying.solutions, the counterparty under our largest government framework agreement, initiated a review of our financial condition with a view towards, among other things, evaluating the impact of the offering on the finances of and stakeholders in GCUK, reviewing our general financial position and considering our parent company’s financial position so as to assess our ability to continue providing services under their respective customer contracts. The FCO and OGCbuying.solutions retained an internationally recognized accounting firm to assist in this review and we cooperated with these parties in order to provide them with information useful in completing their review process. This review was satisfactorily completed before the offering.

We intend to provide to and review with these customers periodic financial information about us and about our parent company. We regard these reviews as part of our ongoing cooperative relationship with some of our most important government customers. However, should the FCO or OGCbuying.solutions or other customers become concerned about our financial stability and therefore our ability to honor our contractual commitments, there may be a material and adverse effect on our business. While customers may not necessarily be able to terminate our contracts with them, they could simply choose not to use services and move to another telecommunications provider. Although we believe there are costs associated with established long-term customers moving services from GCUK to another provider, the FCO and OGCbuying.solutions had established contingency plans to transfer telecommunications services from GCUK to another provider or take the management of the service in-house at the time of our parent company’s bankruptcy. They could rely upon these contingency plans to assist them in the orderly transition of services. The reduction in, or cessation of, the use of our services or any of our major customers would have a material effect on our business.

We face significant competition in the marketplace.

In the commercial voice and data market, we compete chiefly with various divisions of BT, MCI, Cable and Wireless and Energis. In the carrier voice and data services market, we compete primarily with BT, Cable and Wireless and MCI which, on a combined basis, have a majority of the market share for these services. Concerning the government and rail sectors in particular, our principal competitors are Energis and BT. Other competitors include COLT, NTL, Fibernet and Kingston. Depending on the type of customer, we will compete on the basis of level of service, quality of technology and price. We have recently seen particular competition from BT with aggressive pricing, especially in the rail sector. Our network reach, which includes not only the ability to connect with customers but also the ability to decrease the distance between commercial entities and their point of interconnection with our network, is also a significant factor that determines our ability to compete for customers in the commercial sector. Many of these competitors are better capitalized than we are, in some instances as a result of recent reorganizations. This competition could lead to a reduction in our margins as well as other material adverse effects on our business, operations and financial condition.

Surplus industry capacity and other factors could lead to lower prices for some of our carrier products and services.

In some geographic areas, capacity significantly exceeds demand for services in the marketplace. In these areas, any additional capacity of fiber optic networks, which could arise through new construction or technological advances that permit increased capacity over existing fiber optic infrastructure, may decrease prices for our services and may encourage our competitors to offer lower rates. Prices may also decline due to operating efficiencies or capacity increases. If consolidation occurs, we may not be able to compete effectively. Increased industry capacity and consolidation has already led to a decline in rates charged for various telecommunications services.

Continuing weakness in the telecommunications industry could harm us.

The downturn in general economic conditions, particularly in the telecommunications services industry, has forced several of our competitors to take extraordinary actions to reconfigure their capital structures, and some have filed for protection from creditors under applicable bankruptcy laws. In large part, this has precipitated a weakness in demand for commercial telecommunications services and in carrier demand for wholesale services. Pricing pressure, particularly in the wholesale services market, was also a major factor leading to weakness in the market in which we compete. Therefore, if general economic conditions in the United Kingdom worsen, or if the telecommunications services industry experiences continuing weakness in demand for its services or continuing pricing pressure, our business, operations and financial condition could be materially and adversely affected.

Our turnover is concentrated in a limited number of customers.

A significant portion of our turnover comes from a limited number of customers. For example, 58.5% of our turnover for the year ended December 31, 2004 came from our 10 top customers. The public sector generated 47.6% of our turnover and the FCO 10.8% of our turnover for the year ended December 31, 2004.

If we lose one or more of our major customers, or if one or more of our major customers significantly decreases use of our services, our business would be materially and adversely affected. Our future operating results will depend on the success of these customers and our other large customers, and our success in selling services to them. If we were to lose a significant portion of the turnover from any of our top customers, we would not be able to replace that turnover in the short term.

Historically, our attrition rate on commercial turnover from existing customers has been about one to two percent on an annual basis. We expect our attrition rate to be slightly higher in 2005. For example, the Department of Work & Pensions of the UK Government and Fujitsu (as prime contractor under a contract through which we provide services to Her Majesty’s Customs & Excise, or HMCE) have notified us that they will be discontinuing the purchase of some of our data services. BT Global Solutions and Royal Bank of Scotland have also discontinued their voice and data services, respectively. As a result, our turnover streams on those contracts have decreased substantially.

A substantial portion of our network is subject to a finance lease with Network Rail.

Based on route kilometers, approximately 25.1% of the lit fiber in our network (based on fiber kilometers) is subject to a finance lease with Network Rail, which owns the United Kingdom’s railway infrastructure. In addition to portions of our fiber optic network, this lease covered certain copper cable and private area branch exchange, or PABX, equipment which we use to deliver managed voice services to the train operating companies, or TOCs. We refer to these latter items of the lease as the copper assets. In connection with its plans to modernize the signaling system on the UK railways, Network Rail issued a notice to terminate our entitlement to use the copper assets which termination was to become effective March 31, 2005. In November 2004, we entered into a capacity purchase agreement with Network Rail that provides us with the right to use capacity over these copper assets until March 2010.

Our leasehold interests over some of the fiber assets begin to expire in 2008 and will fully expire in 2015. As our leasehold interest over the fiber optic assets and ancillary equipment expires and when the capacity purchase agreement relating to the copper cable and PABX equipment terminates, we will need to renew our agreements or find alternative solutions in order to continue providing services that require these assets or capacity. We cannot assure you that the lease provisions or the capacity purchase agreement could be renewed on a timely basis or on satisfactory terms, or that we could find alternative solutions. Failure to do so could have a material and adverse effect on our business, operations and financial condition.

Insolvency could lead to termination of some of our contracts.

The lease to us by Network Rail of fiber optic cable and ancillary equipment and the capacity purchase agreement enabling our use of the copper cable and PABXs comprise a key set of contractual documents in our relationship with Network Rail. The deed of grant is a related agreement that gives us wayleave rights until at least 2046 that permit us to maintain existing leased and owned fiber and network equipment and to lay new fiber and install new equipment, subject to specified payments to Network Rail. If we become insolvent, Network Rail becomes entitled, but not obligated, with some exceptions, to terminate the lease, the related deed of grant and the capacity purchase agreement described above. Some of our other commercial contracts, including many of our government contracts, contain clauses entitling the counterparty to terminate should we become insolvent. Some of these contracts contain similar termination provisions that would apply if a direct or indirect parent company of us, including GCL, becomes insolvent. The loss of rights under the lease with Network Rail, the deed of grant, the capacity purchase agreement or any of the commercial contracts containing similar termination provisions could have a material and adverse effect on our business, operations and financial conditions.

Many of our most important government customers have the right to terminate their contracts with us if a change of control occurs.

Many of our government contracts contain broad change of control provisions that permit the customer to terminate the contract if we undergo a change of control. A termination in many instances gives rise to other rights of the government customer, including, in some cases, the right to purchase some of our assets used in servicing those contracts. Some change of control provisions may be triggered when any lender (other than a bank lender in the normal course of business) or a noteholder or group of noteholders would have the right to control us or the majority of our assets upon any event, including upon bankruptcy. If the noteholders have the right to control us or the majority of our assets upon such event, it could be deemed to be a change of control of GCUK. In addition, if STT’s ownership interest in GCL falls below certain levels, it could be deemed to be an indirect change of control of GCUK. See “Principal Shareholders.” This could include a situation in which (assuming the sale or transfer of its equity interests or their dilution) STT sells or transfers all or a portion of the $250.0 million aggregate principal amount of mandatory convertible notes, or the mandatory convertible notes, issued by GCL concurrently with the completion of the offering of the notes. If we undergo a change of control under any of these government contracts and the customer decides to exercise its termination or other rights resulting from that change of control, we could experience a material and adverse effect on our business, operations and financial condition.

Our commercial customer contracts do not provide for committed minimum levels of turnover or services purchased.

With few exceptions, our commercial contracts do not provide for committed minimum prices or service usage thresholds. Many of them also contain benchmarking or similar provisions permitting or requiring the periodic renegotiation or adjustment of prices for our services based upon, among other things, changes in market prices within the industry. Accordingly, we cannot assure you that, even for commercial customer contracts of significant duration, we will be able to maintain per-unit pricing or overall turnover streams at current levels. If unit pricing declines, and we are unable to sell additional services to these customers, or commensurately reduce costs, there could be a material adverse effect on our business, operations and financial condition.

We may lose customers or be forced to provide them with credits if they experience failures that significantly disrupt the availability and quality of the services we provide.

Our operations depend on our ability to avoid and mitigate any interruptions in service or reduced capacity for our customers. Any interruptions in service or performance problems could undermine confidence in our services and cause us to lose customers, or make it more difficult to attract new ones. Because many of our services are critical to many of our customers’ businesses, any significant interruption in service could result in lost profits or other losses to customers. Although we attempt to disclaim liability in our customer agreements, a court might not enforce a limitation on liability, which could expose us to financial loss. We often provide our customers with guaranteed service level commitments. If we are unable to meet these guaranteed service level commitments because of service interruptions, we may be obligated to provide credits to our customers, which could negatively affect our operating results. Equipment failure on our network could interrupt customer service until necessary repairs are effected or replacement equipment is installed. Failures, faults or errors could also result from natural disasters, terrorist acts, power losses or security breaches. These failures, faults or errors could cause delays or service interruptions, expose us to customer liability or require expensive modifications that could have a material and adverse effect on our business, operations and financial condition.

Rapid technological changes can lead to further competition in our industry.

The communications industry is subject to rapid and significant changes in technology. The introduction of new products or technologies, as well as the further development of existing products and technologies by our competitors, may reduce the cost or increase the supply of some services that are similar to the products we provide. Our most significant competitors in the future may be new entrants to the communications and information services industry. These new entrants may not be burdened by an installed base of existing equipment that may require updating or replacing. Our future success depends, in part, on our ability to anticipate and adapt to technological changes in a timely manner. Technological changes, the resulting competition from existing competitors or new entrants and the capital expenditure required to adapt to these changes could have a material adverse effect on our business, operations and financial condition.

Our prospects will depend in part on our ability to control our costs while maintaining and improving our service levels.

As a result of financial constraints imposed on our business during the restructuring of our parent company and some of its affiliates, we reduced expenditures in a variety of areas, which included a substantial reduction in capital expenditures, a reduction in the number of employees and the outsourcing of some functions. Some of these expenditures, particularly capital expenditures and employee costs, may increase in future periods to accommodate growth in our business and changes in technology. Our prospects will depend in part on our ability to continue to control costs and operate efficiently, while maintaining and improving our existing service levels. The most substantial cost we must control is our cost of access, which is the cost we must pay to other telecommunications providers (principally BT) to initiate or terminate traffic on their networks. Although we are able to attempt to influence these costs through, for example, influencing regulatory measures, these costs are not fully within our control. Regardless of the state of the economy or the position we are in regarding our restructuring, everyday business costs and the cost of access will continually be a concern for our business. If we cannot continue to control our costs, there could be a material and adverse effect on our business, operations and financial condition.

The UK Office of Fair Trading is investigating concerns over some allegations of collusive behavior, and the outcome of that investigation remains uncertain.

In 2002, the UK Office of Fair Trading, or the OFT, began an investigation into an allegation that various subsea cable operator entities, including us, had engaged in an illegal agreement collectively to boycott a location in the United Kingdom as a location for the landing of subsea telecommunications cables. We responded to that investigation in 2002, denying any wrongdoing. In August 2003, the OFT extended its investigation into allegations of price fixing and information sharing on the level of fees that the subsea entities would pay landowners for permission to place submarine telecommunication cables on their land. We responded to this part of the investigation on October 10, 2003. We have cooperated fully with the investigation and have supplied substantial volumes of factual materials, including a number of formal witness statements. In a letter dated December 2, 2004, the OFT informed us that its investigation will be continuing and that it will be issuing a Statement of Objections to a number of parties under investigation. The OFT has not, however, indicated which parties will be receiving this statement and to date no findings have been made against us, and we continue to deny any wrongdoing. On April 5, 2005, we received a request for the production of information to which we have responded. If the OFT determines that we engaged in anticompetitive behavior, the OFT may impose a fine up to a maximum of 10% of our turnover in this field of activity in the United Kingdom for up to three years preceding the year in which the infringement ended.

We are subject to significant regulation that could change in an adverse manner.

Telecommunications services are subject to significant regulation at many levels of government. These regulations affect us and our existing and potential competitors. Delays in receiving required regulatory approvals or the enactment of new and adverse regulations or regulatory requirements may have a material adverse effect on our business, operations and financial condition. Future legislative, judicial and regulatory agency actions could also have a material adverse effect on our business, operations and financial condition or may benefit our competition relative to us.

The Office of Communications, or OFCOM, the UK regulatory authority, is encouraging new operators to build their own infrastructures to compete with BT. This could have both positive and negative effects on our business. Regulation provided for the expansion of competition in the marketplace and the subsequent lowering of tariffs charged across the industry. However, there is no way to know what regulatory actions OFCOM and other governmental and regulatory agencies may take in the future, some of which could materially and adversely affect our business, operations and financial condition.

We rely on a limited number of third parties for the timely supply of equipment and services and, if we experience problems with delivery from them, our business and operations could suffer.

We depend on a limited number of suppliers and vendors for equipment and services relating to our network infrastructure. If these suppliers or vendors:

•	experience financial or technical problems;

•	favor our competitors;

•	experience interruptions or other problems in their own businesses; or

•	cannot or do not deliver these network components or services on a timely basis,

then we could fail to obtain sufficient quantities of the products and services we require to operate our business successfully, and our business and operating results could suffer significantly. In some cases, we may rely on a single supplier that has proprietary technology which has become core to our infrastructure and business. As a result, we have come to rely upon a limited number of network equipment manufacturers and other suppliers, including BT, Marconi and Siemens. If we needed to seek alternative suppliers, we may be unable to obtain satisfactory replacement suppliers on economically attractive terms, on a timely basis or at all.

Our business requires the continued development of effective business support systems to implement customer orders, and to provide and bill for services and manage access costs.

Our business depends on our ability to continue to develop effective business support systems. This is a complicated undertaking that requires significant resources, expertise and support from third-party vendors. We need business support systems for:

•	implementing customer orders for services;

•	provisioning, installing and delivering these services;

•	timely billing for these services; and

•	ensuring that we manage access costs efficiently.

We need these business support systems to expand and adapt to our continued growth. We have generally been quite successful in moving customers to new services, but not universally so, and we therefore face a continuing challenge as systems become outdated, difficult and expensive to maintain and limited in the support available to them. We are now moving our customers to a new billing platform and launching a new service, delivery and trouble-ticketing program which includes systems to enhance our ability to monitor the network. If these migrations fail or if we do not continue to develop effective business support systems, our ability to implement our business plan could be materially and adversely affected.

Our parent company can influence us because it indirectly owns all of our common stock.

Our parent company indirectly owns 100% of our share capital. Because our parent’s interests may differ from ours, actions our parent takes as a stockholder with respect to us may not be favorable to us or to you. Although we put into place upon the closing of the offering of the unregistered notes operational agreements to address the relationship between us and our parent, we still partly depend on the decisions on corporate strategies, our parent’s financial performance and other factors which may affect our parent as our sole stockholder. Also, the interests of our parent’s controlling stockholder, STT, may differ from ours. STT might impose strategic or other decisions on us through their control of our parent. We cannot assure you that the interests of our parent or STT will not conflict with your interests in these matters.

In addition to our operational agreements, our parent company can influence what we do with available cash flow. For example, since the second quarter of 2003, we have periodically upstreamed a portion of our cash on hand and operating cash flow to our parent company and its affiliates to repay loans. During the year ended

December 31, 2004, we upstreamed £264.3 million of which £73.0 million was from cash on hand and operating cash flow, £68.6 million was from borrowings under the STT bridge facility (a bridge loan agreement that we, GCL and an affiliate of STT entered into in 2004 under which, as amended, we borrowed $125.0 million) and £122.7 million was from the offering of the unregistered notes. After settlement of the STT bridge facility and holdback of £8.3 million for working capital, we used the remaining net proceeds of the offering of the unregistered notes to repay in part the debt to our parent company and its subsidiaries and, after waiver of the remaining amount, we had a zero inter-company debt balance as at December 31, 2004. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—The STT Bridge Facility.” We expect that our parent company will continue to use us as a source of funding, subject to the terms of the notes and applicable restrictions under English law, and that we will, if approved by our board of directors, continue to upstream available cash to fund our parent’s and its subsidiaries’ operations. The terms of the notes permit certain upstream payments that include, subject to certain restrictions, upstreaming at least 50% of our operating cash flow, as defined in the indenture governing the notes.

Our business may be disrupted due to sharing corporate and operational services with our parent, and these and other arrangements with our parent may not be sustained on the same terms.

We are a wholly owned, indirect subsidiary of our parent and have received, and will receive in the future, corporate and operational services from our parent and its affiliates. In connection with the offering of the unregistered notes, we entered into a series of agreements formalizing the agreements under which we receive these services. See “Certain Relationships and Related Party Transactions—Inter-company Agreements.” We rely, and will continue to rely, on our parent and its affiliates to maintain the integrity of these services. In some circumstances, the pricing formulas for these services may change and, in other instances, our parent may cease to provide these services, including by terminating the agreements on one year’s prior notice. If our parent discontinues providing these services, we cannot assure you that we could obtain them on the same terms. Moreover, deterioration in the financial situation of our parent may adversely affect our ability to operate due to our reliance on our parent and its affiliates in some of these areas. This could have a material and adverse affect on our business, operations and financial condition.

Our directors may have conflicts of interest because of their ownership of our parent’s stock.

Some of our directors own or have options to purchase our parent’s common stock and participate in our parent company’s incentive compensation programs. This could create, or appear to create, potential conflicts of interest when our directors are faced with decisions that could have different implications for our parent than they do for us. These directors will not be liable to us or our stockholders for a breach of any fiduciary duty as one of our directors because our parent or any of its affiliates pursues or acquires a corporate opportunity for itself, directs a corporate opportunity to another person or the director does not communicate information on the corporate opportunity to us.

We rely on our commercial service line for the majority of our turnover and, therefore, our failure to develop successfully and market new or existing commercial services could weaken our competitive position.

We currently derive the majority of our turnover from sales of our commercial services, which include a wide range of managed network services, Internet Protocol, or IP-based services and other data and voice products for UK customers. We expect that turnover from this product line will continue to account for a substantial part of our total turnover for the foreseeable future. Any factor that adversely affects sales or the pricing levels of these services could have a material adverse effect on our business, operations and financial condition. We also cannot assure you that market acceptance of these services will increase or even remain at current levels. Factors that may affect the market acceptance of these services include the availability and price of competing services and technologies and the success of our sales effort.

Our future performance will also depend in part on the successful development, introduction and market acceptance of new and enhanced commercial services. We cannot assure you that we will be able to develop successfully, introduce or market any new commercial services, and failure to do so would have a material adverse effect on our business, operations and financial condition. Furthermore, organizations that have already invested substantial resources in competing telecommunications products may be reluctant or slow to change to our services. Thus, there are challenges inherent in increasing our existing customer base.

If any transfers of assets to us by our parent or its other subsidiaries are deemed to be fraudulent conveyances, we may have to return such assets to our parent or its other subsidiaries.

If any transfers of assets to us by our parent or its other subsidiaries are found to be fraudulent conveyances, we may have to return the assets to our parent or its other subsidiaries, or we may be held liable to our parent or its other subsidiaries or their creditors for damages alleged to have resulted from the conveyances. A court could hold a transfer to be a fraudulent conveyance if our parent or its other subsidiaries received less than reasonably equivalent value and our parent or its other subsidiaries were insolvent at the time of the transfer, were rendered insolvent by the transfer or were left with unreasonably small capital to engage in its business. A transfer may also be held to be a fraudulent conveyance if it was made to hinder, delay or defraud creditors. US courts have held that liabilities that are unknown, or that are known to exist but whose magnitude is not fully appreciated at the time of the transfer, may be taken into account in the context of a future determination of insolvency. This could make it very difficult to know whether a transferor is solvent at the time of transfer and would increase the risk that a transfer may be found to be a fraudulent conveyance in the future.

A major rail accident or any significant acts of vandalism could affect our business.

A major rail accident or any significant acts of vandalism could affect our ability to operate our business. The majority of our fiber optic network runs along the UK’s rail network and, therefore, any major rail accidents could potentially have an adverse effect on our network if the fiber optic cables are damaged. Similarly, because our network consists of approximately 13,200 route kilometers of fiber optic cable, there is a significant amount of geographical exposure to acts of vandalism to those cables. Our current insurance does not cover acts of terrorism. Although our system has built-in redundancies, we are unable to predict the type of service disruptions that could occur if there were significant damage to our fiber optic cable. Therefore, either a major rail accident or a significant act of vandalism could materially adversely affect our business, operations and financial condition.

Terrorist attacks or other acts of violence or war may adversely affect the financial markets and our business.

As a result of the terrorist attacks on September 11, 2001 in the United States, and subsequent events, including the Iraq conflict, there has been considerable uncertainty in world financial markets. The full effect on the financial markets of these events, as well as concerns about future terrorist attacks, is still unknown. They could, however, adversely affect our ability to obtain financing on terms acceptable to us, or at all. Future attacks or other armed conflicts may directly affect our physical facilities or those of our customers. These events could cause consumer confidence and spending to decrease or result in increased volatility in the United Kingdom and United States, and in the world financial markets and economy. Any of these occurrences could materially adversely affect our business, operations and financial condition.

Increased scrutiny of financial disclosure, particularly in the industry in which we operate, could adversely affect investor confidence, and any restatement of earnings could increase litigation risks and limit our ability to access the capital markets.

Regulatory authorities and the media are intensely scrutinizing a number of financial reporting issues and practices. Although all businesses face uncertainty as to how this process may impact the UK and US financial disclosure regimes, regulators have recently focused on the telecommunications industry and companies’ interpretations of GAAP. If we were required to restate our financial statements as a result of a determination that we had incorrectly applied UK or US GAAP, or IFRS, that restatement could adversely affect our ability to access capital markets or the trading price of the notes. The recent scrutiny regarding financial reporting has also resulted in an increase in litigation in the telecommunications industry. We cannot assure you that any such litigation against us would not materially and adversely affect our business, operations and financial condition.

Risks Related to the Notes and the Structure

Service of the debt represented by the notes requires a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on the notes and to fund planned operating and capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Similarly, many telecommunications companies, including our old parent company, have defaulted on debt securities and bank loans in recent years and had their equity positions eliminated in bankruptcy reorganizations. This history has led to limited access to capital markets by companies in our industry. Our access to capital markets may also be limited in the future if our parent were to become financially distressed.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our debt, including payments required to service the notes. Nor can we assure you that we will generate sufficient cash flow to fund our other liquidity needs. The issuer may need to refinance all or a portion of its debt, including the notes, on or before maturity. The issuer cannot assure you that it will be able to refinance any of its debt, including the notes, on commercially reasonable terms or at all.

You should not rely upon funds from our parent company or its affiliates to service obligations under the exchange notes.

We serve as a source of funding for our parent company and its affiliates. Prior to 2003, we incurred substantial amounts of inter-company debt owed to our parent company and its affiliates. Since the second quarter of 2003, we have periodically made repayments on this debt from our positive cash flow. We also upstreamed substantially all of the net proceeds of the offering of the unregistered notes, through the repayment of debt or otherwise, to our parent company and its subsidiaries.

We expect that our parent company will continue to use us as a source of funding, subject to the terms of the exchange notes, and that we will continue to upstream available cash to fund our parent’s operations, subject to the restrictions in the indenture that governs the terms of the notes and English company law. This may happen in the form of loans or dividends or other distributions. To the extent that these amounts take the form of loans, we are subject to the risk that our parent company and its affiliates will be unable to repay these amounts. The ability of our parent to repay these amounts is predicated upon, among other things, its financial condition and solvency.

Under the terms of the indenture governing our parent’s mandatory convertible notes, loans that we make to our parent or its subsidiaries may be required to be subordinated to the payment of their obligations to the holders of the mandatory convertible notes in the event of a default. This subordination would restrict our ability to recover amounts under those inter-company loans during periods in which our parent would be experiencing financial difficulties. To the extent that these amounts take the form of dividends or other corporate distributions, there will be no obligation at all on the part of our parent company or its affiliates to repay these amounts. Although the terms of the exchange notes restrict our ability to upstream amounts to our parent company and its affiliates in the future, these restrictions are subject to a number of important qualifications and exceptions that are described under “Description of the Notes—Certain Covenants—Limitation on Restricted Payments.” The terms of the exchange notes permit some upstream payments including, subject to restrictions, upstreaming at least 50% of our operating cash flow, as defined in the indenture governing the notes.

Accordingly, we cannot assure you that we will have any access to funds from our parent company or its affiliates and you, therefore, should not rely upon funds from them to service obligations under the notes.

The restrictive covenants in the indenture governing the exchange notes or future debt instruments may limit our operating flexibility. Our failure to comply with these covenants could result in defaults under the indenture and any future debt instruments even though we may be able to meet our debt service obligations.

The indenture governing the exchange notes imposes significant operating and financial restrictions on us. These restrictions significantly limit, among other things, our ability to:

•	incur additional debt;

•	pay dividends;

•	repay junior debt;

•	sell assets;

•	make investments;

•	engage in affiliate transactions;

•	create liens; and

•	engage in some types of mergers or acquisitions.

Any future debt instruments may also contain similar or more restrictive provisions that may affect our ability to engage in some transactions in the future. Although the indenture governing our parent’s mandatory convertible notes does not restrict us from engaging in transactions that are not restricted by the indenture governing the exchange notes offered in this offering, the indenture for the mandatory convertible notes may be amended without the consent of the holders of our exchange notes. It is possible that amendments to the indenture governing the mandatory convertible notes could restrict our operating flexibility or conflict with the provisions or covenants in the indenture governing the exchange notes offered in this offering, which in each case could be in ways that are adverse to you.

The restrictions in the indenture governing the exchange notes and other restrictions could limit our ability to obtain future financing, incur capital expenditures, withstand a future downturn in our business or the economy in general, or otherwise take advantage of business opportunities that may arise. If we fail to comply with these restrictions, our noteholders, or lenders under any future debt instrument, could declare a default under the terms of the relevant debt, even though we are able to meet debt service obligations and this could cause certain of our debt to become immediately due and payable. If our parent company or the guarantors of the mandatory convertible notes fail to comply with the terms of those notes, then the holders of those notes could declare a default. A declaration of default under the mandatory convertible notes would have a material adverse effect on our parent, and consequently, would be likely to have a material adverse effect on us. See “Description of Certain Parent Securities.”

If a creditor accelerated any debt, we cannot assure you that we would have sufficient funds available, or that we would have access to sufficient capital from other sources, to repay the debt. Even if we could obtain additional financing, we cannot assure you that the terms would be favorable to us. If we default on any secured debt, the secured creditors could foreclose on their liens. As a result, any event of default could have a material adverse effect on our business and financial condition and could prevent us from paying amounts due under the notes.

Holders of the mandatory convertible notes have certain rights relating to and affecting the exchange notes that the issuer is offering.

A security arrangement agreement governs certain rights and obligations between holders of the mandatory convertible notes and the holders of the exchange notes. See “ Description of Notes—The Security Arrangement Agreement.” Some affiliates of STT are the initial holders of all of the mandatory convertible notes. In particular, this agreement provides that the security documents for the notes are subject to a restriction on the exercise of remedies. Specifically, no noteholder, nor anyone acting on a noteholder’s behalf, can dispose of the issuer’s or our assets in an enforcement action unless:

•	all of our assets or all of the issuer’s assets, as the case may be, are sold;

•	the sale is for cash payable at the closing of the transaction;

•	all claims of the holders of the exchange notes are unconditionally released and discharged concurrently with that sale and all liens for the benefit of the holders are unconditionally released and discharged; and

•	the sale is made in a public auction or for fair market value (taking into account the circumstances giving rise to the sale) as certified by an independent, internationally recognized investment bank selected by the holders of the mandatory convertible notes.

These provisions may significantly limit your ability to realize value from a sale of the collateral.

The indenture governing the exchange notes provides that if there is a payment default on, or an acceleration of, the exchange notes, or if certain enforcement events occur, then on giving not less than 10 business days’ notice, STT Communications Ltd (or one of its affiliates) for so long as it, together with its affiliates, holds not less than 50% of the then outstanding aggregate amount of the mandatory convertible notes may, but is not required to, purchase the notes from the noteholders at a price equal to 100% of principal amount of the notes plus accrued and unpaid interest.

The issuer is a subsidiary formed for the purpose of facilitating the issuance of the notes in connection with the offering of the unregistered notes and the exchange notes, and has limited assets.

The issuer was formed as our wholly owned subsidiary for the purpose of facilitating the notes issuance. The issuer has no operations and does not serve as a holding company for any operating subsidiaries. The inter-company loan resulting from the issuer’s upstreaming to us of the gross proceeds of the offering of the unregistered notes is the issuer’s only significant asset. Therefore, the issuer will wholly depend on us to make payments on the inter-company loan or to make other funding arrangements in order for it to pay amounts due on the exchange notes.

A significant portion of our assets will not be pledged in favor of the notes and the collateral securing the notes, and the guarantee may be diluted under certain circumstances. The value of the collateral securing the exchange notes and the guarantee may not be sufficient to satisfy our obligations to you.

The exchange notes will be secured by some of our assets and the issuer’s assets, including the issuer’s capital stock, but a significant portion of our assets will not serve as collateral for the notes. In particular, we will not pledge:

•	some parts of the network leased by us, including any telecommunications cables and other equipment under a finance lease with Network Rail under which we lease approximately 23% of our lit fiber (calculated by fiber kilometers);

•	any rights, title, interest or obligations under specified excluded contracts, including (i) any contracts in which our counterparty is a UK governmental entity and (ii) any contract in which our counterparty is a contractor or subcontractor to a UK governmental entity (these excluded contracts include those with the FCO, OGCbuying.solutions and other important customers);

•	any equipment or assets owned by us that are located on the premises of parties to excluded contracts and any equipment or assets used exclusively by us for the provision of services and the performance of obligations under those contracts;

•	property that we have pledged to Camelot in connection to our relationship with them and any equipment subject to our Freenet contract; or

•	any contract or agreement (or rights or interests under them) which, if charged, would constitute a breach or default or result in the invalidation or unenforceability of any rights, title or interest of the chargor under the contract or agreement.

Because these exceptions to the pledge mean that security will not be given over all or substantially all of our assets, the collateral agent will not be able to appoint either an administrative receiver or an administrator via an out-of-court procedure. These options would likely otherwise have been available under applicable English insolvency law.

The collateral that secures the notes and the guarantee may also secure additional debt to the extent permitted by the terms of the indenture governing the notes, including additional notes governed by the indenture. The rights of the noteholders to the collateral would be diluted by any increase in the debt secured by the collateral, including debt represented by additional notes issued under the indenture.

We have entered into a five-year cross-currency interest rate swap transaction with an affiliate of Goldman, Sachs & Co. to minimize exposure to any dollar/sterling currency fluctuations in interest payments on the dollar-denominated ($200.0 million) notes. The swap transaction converts the US dollar currency rate on interest payments to a specified pound sterling rate. At December 31, 2004 there was an unrecognized liability of £2.4 million on the swap. In connection with the swap transaction, the affiliate of Goldman, Sachs & Co. was granted a security interest in the collateral securing the notes ranking equally with the security interest of the noteholders. The security interest secures all obligations owed to the affiliate of Goldman, Sachs & Co. if a default occurs on the swap transaction or if the swap transaction is terminated. Depending on prevailing currency exchange rates, these obligations may be substantial. Any proceeds resulting from the exercise of security interests in the collateral will be shared pro rata among it and the noteholders.

The value of the collateral and the amount to be received upon a sale of the collateral will depend upon many factors including, among others:

•	the condition of the collateral;

•	the ability to sell the collateral in an orderly sale;

•	factors then affecting the telecommunications industry;

•	the condition of the economy;

•	the availability of buyers;

•	the time at which the collateral is sold; and

•	the market price for assets that are similar to the collateral.

By their nature, portions of the collateral, including pledged capital stock of the issuer and real property and real property rights, may be illiquid and may have no readily ascertainable market value. A significant portion of the collateral consists of assets that may only be usable, and thus retain value, as part of our existing operating business. For example, although the collateral includes the portion of our fiber optic cable network that we own and that we are not prohibited by contract to pledge, it does not include the portion of our fiber optic cable network that is subject to the lease from Network Rail. And although the collateral includes part of some of our premises and other equipment that we are not prohibited by contract to pledge, it does not include the equipment that is subject to a right to purchase by some of our government agency end-users. Accordingly, any sale of the collateral separate from the sale of some operating businesses may not be feasible or of significant value. To the extent that holders of other secured debt or third parties enjoy liens (including statutory liens), whether or not permitted by the indenture, those holders or third parties may have rights and remedies with respect to the collateral securing the exchange notes and the guarantee that, if exercised, could reduce proceeds available to satisfy the obligations under the exchange notes and the guarantee.

The ability of the collateral agent to foreclose on the secured property may be limited.

Bankruptcy law could prevent the collateral agent on behalf of the holders of the notes from repossessing and disposing of the collateral if an event of default occurs if we or the issuer or its or our creditors commence a bankruptcy proceeding before the collateral agent repossesses and disposes of the collateral. Under bankruptcy laws in some jurisdictions, including the United States, secured creditors, like the holders of the notes, are prohibited from repossessing their security from a debtor in a bankruptcy case, or from disposing of security repossessed from the debtor, without bankruptcy court approval. It is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, and to what extent those payments would be made, and whether or when the collateral agent could repossess or dispose of the collateral or whether or to what extent a holder of the notes would be compensated for any delay in payment or loss of value of the collateral.

You may have difficulty enforcing your rights against the issuer, us or the issuer’s or our directors and officers.

The issuer is, and we are, incorporated under the laws of England and Wales. Most of the issuer’s and our directors and executive officers are not US residents and almost all of the issuer’s and our assets and most of the assets of the issuer’s and our directors and executive officers are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon the issuer, us and most of the issuer’s and our directors and executive officers or to enforce against the issuer, us or the issuer’s or our directors and executive officers judgments obtained in US courts predicated upon civil liability provisions of US federal securities laws.

We may not have the ability to raise the funds necessary to finance a change of control offer if required by the indenture.

Upon the occurrence of a change of control, as defined in the indenture, the issuer will be required to make an offer to purchase the exchange notes at a price in cash equal to 101% of their aggregate principal amount, plus any accrued and unpaid interest to the date of repurchase. Events involving a change of control may result in an event of default under any other debt that may be incurred in the future. This could result in an acceleration of the payment of that debt as well. We cannot assure you that the issuer would have sufficient resources to repurchase the exchange notes or pay its obligations under the notes or that we would have sufficient resources to do so if the debt under any other future debt were accelerated upon the occurrence of a change of control. If a change of control occurs at a time when we or the issuer are prohibited from purchasing the exchange notes under any other debt agreements, we or the issuer could seek the consent of any lenders to purchase the exchange notes or could attempt to refinance the borrowings that prohibit our repurchase of the notes. If we or the issuer do not obtain that consent or repay the borrowings, the prohibition from purchasing the exchange notes would remain. In that case, failure to repurchase any of the tendered exchange notes would constitute an event of default under the indenture, which would likely cause a default under any other indebtedness.

We could be substantively consolidated into a bankruptcy proceeding with our parent company or its subsidiaries if it were to seek protection from its creditors in bankruptcy.

Substantive consolidation is a doctrine used by courts in the United States to treat the assets and liabilities of different, but related, entities as though a single merged entity held those assets and liabilities in order to ensure the equitable treatment of all creditors. Under existing case law, application of the doctrine of substantive consolidation does not affect the interests of secured creditors in the collateral securing their claims. The case law applying the doctrine generally states that courts should use it sparingly because of the inequities that could result from its application, including the harm its invocation could cause to creditors who relied on the separate legal existence of any of the entities being consolidated in extending credit to that entity.

Different courts purport to follow different tests in the application of the doctrine, but in the majority of jurisdictions, the application of the doctrine is fact intensive and requires the consideration of factors, among others, such as whether creditors relied on the separate legal existence of one of the entities sought to be consolidated in extending credit and the manner in which the entities conducted themselves, both as a legal matter (for example, whether corporate formalities were followed) and as a business matter (for example, whether the entities held themselves out as separate and distinct entities instead of a single, integrated business entity). Other jurisdictions also consider, among other things, whether the benefits of consolidation to the combined creditor pool outweigh the harm that consolidation may cause.

If our parent company were the subject of voluntary or involuntary bankruptcy proceedings in the United States, it and its other subsidiaries and their creditors could seek to have a US court substantively consolidate our assets and liabilities with those of our parent company and its other subsidiaries. Based on existing facts, we believe that any effort to substantively consolidate us with our parent company or its other subsidiaries would be without merit. However, as the application of the doctrine is fact-intensive, such applications may take into account both facts existing as of the date of this prospectus and subsequent facts (such as the manner in which the legal affairs of our parent and its subsidiaries are conducted). If a US court were to substantively consolidate us with our parent company or its other subsidiaries and, in the event that:

•	the claims of the holders of the exchange notes were undersecured; or

•	the court held that the substantive consolidation would not give effect to the security interests and liens in favor of the exchange notes to the same extent (or at least not to a lesser extent) as such security interests and liens would have been enforced without consolidation, then there could be a material adverse effect on our ability to make payments on the notes.

Enforcing your rights as a noteholder across multiple jurisdictions may prove difficult.

The issuer, Global Crossing (UK) Finance Plc, which is incorporated under the laws of England and Wales, will issue the exchange notes. Global Crossing (UK) Telecommunications Limited, which is also incorporated under the laws of England and Wales, is the guarantor for the exchange notes. Our parent company is incorporated under the laws of Bermuda and has substantial ties to the United States and its other subsidiaries are incorporated in various jurisdictions. In the event that any one or more of us, the issuer, our parent company or any of its subsidiaries experiences financial difficulty, it is not possible to predict with certainty the jurisdiction or jurisdictions in which insolvency or similar proceedings would be commenced or the outcome of such proceedings.

If a bankruptcy, insolvency or similar event occurs, there could be proceedings involving our parent company or its subsidiaries in England, Bermuda, the United States or elsewhere and it is possible that we and the issuer could be made a part of these proceedings. Multi-jurisdictional proceedings are likely to be complex and costly for creditors and otherwise may result in greater uncertainty and delay regarding the enforcement of your rights as noteholders. Your rights under the exchange notes and the guarantee could be subject to the insolvency and administrative laws of several jurisdictions, and therefore we cannot assure you that they will be able to effectively enforce your rights in such complex multiple bankruptcy, insolvency or similar proceedings.

In addition, the bankruptcy, insolvency, administrative and other laws of these various jurisdictions may be materially different from, or be in conflict with, one another and those with which you may be familiar, including in the areas of the rights of creditors, the priority of governmental and other creditors, the ability to obtain post-petition interest and the duration of the proceedings. These laws may also not be as favorable to your interests as the laws with which you may be familiar. The application of these laws, or any conflict among them, could call into question whether any particular jurisdiction’s laws should apply and could adversely affect your ability to enforce your rights under the exchange notes and the guarantee in the relevant jurisdictions or limit any amounts that you may receive.

English insolvency laws may limit your ability to recover amounts due on the notes and the guarantee.

Because we and the issuer are UK-registered corporations and our respective centers of main interest (as defined in the European Insolvency Regulations) is England, any insolvency proceedings by or directed against us or the issuer are likely to be pursuant to English laws (although, as mentioned in “ — Enforcing your rights as a noteholder across multiple jurisdictions may prove difficult,” we cannot exclude the possibility that, given our parent company’s ties to the United States, the US bankruptcy jurisdiction might apply). Due to the nature of English insolvency laws, your claims as noteholders against the issuer and, under the guarantee, against us, and their ability to protect their interests will be affected in a different manner and by different factors than they would be under US bankruptcy law. Although both systems have as a basic principle the fair distribution of a company’s assets among its creditors, there are differences between the two systems. Creditors who benefit from a fixed charge may be able to realize the relevant asset by the appointment of a receiver. The charge securing the notes is a fixed charge over certain assets and a floating charge over certain of the other assets.

Under English law, certain claims receive priority over claims secured by way of a floating charge, including contributions to occupational pension plans, salaries owed to employees, and administration and liquidation expenses. Obligations owed to the UK Inland Revenue and to HMCE rank alongside all other unsecured creditors of an insolvent company.

Where the property of a company is subject to a floating charge and the company enters into a formal insolvency process, the insolvency practitioner is obligated to “ring-fence” a proportion of assets covered by that floating charge for distribution to that company’s unsecured creditors. Such proportion will not be available for distribution to holders of a floating charge over those assets except to the extent that the amount exceeds the amount required to satisfy unsecured debts. The proportion which will be set aside is 50% of the first £10,000 and 20% of property exceeding £10,000, to a maximum ring-fenced amount of £600,000.

Under the relevant English insolvency statute, the English courts may, on an application by the company or one or more creditors, make an administration order in respect of an English company if the court is satisfied that the company is or is likely to become “unable to pay its debts.” The court must be satisfied that one of the statutory objectives specified in the legislation may be met by the making of the order: an administrator must perform his functions with the objective of rescuing the company as a going concern; or achieving a better result for the company’s creditors as a whole than would be likely if the company were wound up (without first being in administration); or realizing property in order to make a distribution to one or more secured or preferential creditors. During the administration, no proceedings or other legal process may be commenced or continued against the debtor, except with the leave of the court or the consent of the administrator. If either we or the issuer were to commence administration proceedings, the exchange notes and the guarantee could not be enforced while in administration without having obtained such permission.

The holder of a floating charge relating to the whole or substantially the whole of the company’s property, or the company itself or its directors may place a company into administration using an out-of-court procedure.

The trustee will not hold such a charge, will not be entitled to commence an administration out of court and will not be given prior notice of the making of, or an intention to make, an administration order.

Transactions entered into by the company during certain time frames before the commencement of insolvency may be set aside or adjusted in certain circumstances.

A company enters into a transaction with a person at an undervalue if, at a time in the period of six months ending with the onset of the insolvency of a company (or at a time in the period of two years ending with the onset of the insolvency of the company if the transaction is with a person with specified affiliations with the company):

•	the company makes a gift to that person;

•	the company enters into a transaction with that person on terms that provide for the company to receive no consideration; or

•	the company enters into a transaction with that person for a consideration the value of which, in money or money’s worth, is significantly less than the value in money or money’s worth of the consideration provided by the company.

An administrator or liquidator of the company may apply to the court where there is shown to have been a transaction at an undervalue, and the court may make an order to restore the position to what it would have been if the company had not entered into the transaction (unless the court is satisfied that the company that entered into the transaction did so in good faith and for the purpose of carrying on its business, and that, at the time it did so, there were reasonable grounds for believing that the transaction would benefit the company).

If there has been a transaction at an undervalue and it can be shown that the transaction was undertaken in order to put the company’s assets beyond the reach of a potential creditor (otherwise known as a transaction defrauding creditors), it is also possible for an administrator or liquidator, or any other person who has been the victim of the transaction, to make an application to the court. There is no time limit for such an application. In such circumstances, the court may make such order as it thinks fit to restore the rightful position.

If the liquidator or administrator can show that a company has given a “preference” to any person at a time in the period of six months ending with the onset of liquidation or administration (or at a time in the period of two years ending with the onset of the insolvency of the company if the preference is to a person with specified affiliations with the company) and, at the time of the preference, the company was technically insolvent or became so as a result of the preferential transaction, a court has the power, among other things, to void the preferential transaction.

For these purposes, a company gives preference to a person if that person is one of the company’s creditors (or a surety or guarantor for any of the company’s debts or liabilities) and the company takes an action that has the effect of putting that person into a position which, in the event of the company going into insolvent liquidation, will be better than the position that person would have been in if that action had not been taken. The court may not make an order avoiding a preferential transaction unless it is satisfied that the company was influenced by a desire to put that person in a better position. If a court were to find that payments on the notes or the guarantee are preferences, this provision of English law may lead to an adjustment of our and the issuer’s obligations on the notes.

Where a floating charge is created in favor of any person at a time in the period of 12 months ending with the onset of that company’s insolvency (or at a time in the period of two years ending with the onset of that company’s insolvency if the charge is given in favor of a person with specified affiliations with the company), that floating charge is invalid except to the extent that it has received valuable consideration in return for creating the charge. However, the collateral agent could not appoint an administrator out of court, but instead would have to apply to the court to have an administrator appointed. This is because the exceptions to the pledge mean that security will not be given over the whole or substantially the whole of our assets. For the same reason, the collateral agent could not appoint an administrative receiver under the capital markets exception to the prohibition of the appointment of an administrative receiver in the UK Insolvency Act 1986. The security documents therefore do not contain provisions dealing with the appointment of an administrator out of court or an administrative receiver.

Under English insolvency law, any debt payable in a currency other than pounds sterling (such as US dollars, in the case of certain of the exchange notes and the guarantee) must be converted into pounds sterling at the “official exchange rate” prevailing on the date when the debtor went into liquidation. The “official exchange rate” for these purposes is the middle market rate at the Bank of England as published for the date in question or, if no such rate is published, a rate the court determines. Accordingly, if we or the issuer are insolvent, holders of the dollar-denominated exchange notes may be subject to exchange rate risk between the date that the issuer or we went into liquidation and receipt of any amounts to which such holders of exchange notes may become entitled.

Risk Related to the Exchange Offer

If you fail to exchange your unregistered notes, they will continue to be restricted securities and may become less liquid.

After the exchange offer, unregistered notes that you do not tender or we do not accept will continue to be restricted securities. You may not offer to sell untendered unregistered notes except under an exemption from, or in a transaction not subject to the Securities Act and applicable state securities laws. We will issue exchange notes in exchange for unregistered notes in the exchange offer only after procedures and conditions described elsewhere in this prospectus are satisfied. These procedures and conditions include timely receipt by the exchange agent of the unregistered notes and of a properly completed and duly executed letter of transmittal. Because we anticipate that most holders of the unregistered notes will elect to exchange their unregistered notes, we expect that the liquidity of the market for unregistered notes remaining after the completion of the exchange offer may be substantially limited.

THE EXCHANGE OFFER

Purpose and Effect

The exchange offer is designed to provide holders of the unregistered notes with an opportunity to acquire exchange notes. The exchange notes will be more freely tradable than the unregistered notes insofar as they will have been issued in an offering registered under the Securities Act. In this prospectus, the term “initial purchaser” refers to the initial purchaser of the unregistered notes.

General

The issuer, we and the initial purchaser entered into a registration rights agreement on December 23, 2004 relating to the unregistered notes. Pursuant to the registration rights agreement, the issuer and we agreed, at our cost for the benefits of the holders of the notes, to:

•	no later than 180 days after the issue date of the unregistered notes, submit confidentially or file a registration statement with the SEC with respect to a registered offer to exchange the notes for new notes of the issuer having terms substantially identical in all material respects to the notes (except that the exchange notes will not contain terms with respect to transfer restrictions or the payment of additional interest); and

•	use our reasonable best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act not later than 240 days after the issue date of the unregistered notes.

We submitted the exchange offer registration statement to the SEC on a confidential basis on May 19, 2005. Upon the effectiveness of the exchange offer registration statement, the issuer and we will offer the exchange notes in exchange for the surrender of the unregistered notes. The issuer and we will keep the registered exchange offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the registered exchange offer is mailed to the holders. For each note surrendered to the issuer pursuant to the registered exchange offer, the holder of such note will receive an exchange note having a principal amount equal to that of the surrendered note. Interest on each exchange note will accrue from the last interest payment date on which interest was paid on the unregistered note surrendered in the exchange offer or, if no interest has been paid on such note, from the date of its original issue. Following the completion of the exchange offer, except as set forth in the paragraph immediately below, any unregistered notes that a holder does not tender will not have any further registration rights and such holder’s unregistered notes will continue to be subject to particular restrictions on transfer. Accordingly, the liquidity of the market for the unregistered notes could be adversely affected upon consummation of the exchange offer.

In the event that:

•	applicable interpretations of the staff of the SEC do not permit the issuer and the company to effect such a registered exchange offer; or

•	the registered exchange offer is not consummated by August 19, 2005; or

•	prior to the 20th day following consummation of the registered exchange offer:

—	the initial purchaser so requests with respect to the unregistered notes not eligible to be exchanged for exchange notes in the registered exchange offer;

—	any holder of unregistered notes notifies the issuer that it is not eligible to participate in the registered exchange offer; or

—	the initial purchaser notifies the issuer that they will not receive freely tradable exchange notes in exchange for unregistered notes constituting any portion of an unsold allotment,

the issuer and we will, subject to certain conditions, at their cost:

•	within 30 days after the time such obligation arises, submit a shelf registration statement covering resales of the unregistered notes or the exchange notes, as the case may be;

•	use our respective reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act not later than 120 days after such submission; and

•	keep the shelf registration statement effective until the earliest of (1) the time when the notes covered by the shelf registration statement can be sold pursuant to Rule 144 without any limitations under clauses (c), (e), (f) and (h) of Rule 144, (2) two years from the effective date of the shelf registration statement (or until one year from the effective date of the shelf registration statement if the shelf registration statement is filed at the request of the initial purchaser) and (3) the date on which all notes registered thereunder are disposed of in accordance therewith.

The issuer and we will, in the event a shelf registration statement is filed, among other things, provide to each holder for whom such shelf registration statement was filed copies of the prospectus which forms a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the notes covered by the exchange offer registration statement. A holder selling notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement which are applicable to such holder (including certain indemnification obligations).

In the event that:

•	neither the exchange offer registration statement nor the shelf registration statement has been submitted to the SEC by June 21, 2005;

•	the exchange offer registration statement has not been declared effective by August 19, 2005;

•	neither the registered exchange offer has been consummated nor the shelf registration statement has been declared effective by September 18, 2005; or

•	after either the exchange offer registration statement or the shelf registration statement has been declared effective, such registration statement thereafter ceases to be effective or usable (subject to certain exceptions) in connection with resales of the notes covered thereunder in accordance with and during the periods specified in the registration rights agreement (each such event a “registration default”), additional interest will accrue on such notes (in addition to the stated interest on such notes) from and including the date on which any such registration default has occurred to but excluding the date on which all registration defaults have been cured. Additional interest will accrue at a rate of 0.50% per annum during the 90-day period immediately following the occurrence of any registration default and will increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event will such rate exceed 1.50% per annum in the aggregate regardless of the number of registration defaults.

Under existing SEC interpretations, the exchange notes will be freely transferable by holders other than affiliates of the issuer after the registered exchange offer without further registration under the Securities Act if the holder of the exchange notes represents that it is acquiring the exchange notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the exchange notes and that it is not an affiliate of the issuer, as such terms are interpreted by the SEC; provided that broker-dealers receiving exchange notes in the registered exchange offer will have a prospectus delivery requirement with respect to resales of such exchange notes. While the SEC has not taken a position with respect to this particular transaction, under existing SEC interpretations relating to transactions structured substantially like the registered exchange offer, participating broker-dealers may fulfill their prospectus delivery requirements with respect to exchange notes (other than a resale of an unsold allotment of the notes) with the prospectus contained in the exchange offer registration statement. Under the registration rights agreement, the issuer is required to allow participating broker-dealers and other persons, if any, with similar prospectus delivery requirements to use the prospectus contained in the exchange offer registration statement in connection with the resale of such exchange notes for 180 days following the effective date of such exchange offer registration statement (or such shorter period during which participating broker-dealers are required by law to deliver such prospectuses).

If you tender your unregistered notes for exchange notes in the registered exchange offer you will represent, among other things, that any exchange notes you receive will be acquired in the ordinary course of business and that at the time of the commencement of the exchange offer you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes and that you are not an “affiliate” of the issuer, as defined in Rule 405 of the Securities Act, or if you are an affiliate of the issuer, that you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable. If you are a broker-dealer that receives the exchange notes for your own account in exchange for unregistered notes, where such unregistered notes were acquired by you as a result of market-making activities or other trading activities, you must acknowledge that you will deliver a prospectus in connection with any resale of your exchange notes. See “Plan of Distribution.” If you are a broker-dealer who acquired unregistered notes directly from us and not as a result of market-making activities or other trading activities, you may not rely on the SEC’s interpretations discussed above or participate in the exchange offer and must comply with the prospectus delivery requirements of the Securities Act in order to sell your exchange notes.

The issuer and we will inform the Irish Stock Exchange and publish a notice in an Irish newspaper in the event of any accrual of additional interest or any other change in the rate of interest payable on the notes, no later than the commencement of such accrual or change. Prior to the commencement of this registered exchange offer:

•	the issuer and we will give notice to the Irish Stock Exchange and will publish in an Irish newspaper the announcement of the beginning of the registered exchange offer and, following completion of the offer, the results of the offer;

•	the issuer and we will appoint an Irish exchange agent through which all relevant documents with respect to this registered exchange offer will be made available; and

•	the registered Irish exchange agent shall perform all agency functions to be performed by any exchange agent, including providing a letter of transmittal and other relevant documents to holders, accepting such documents on the issuer’s behalf, accepting definitive notes for exchange, and delivering exchange notes to holders entitled thereto.

Consequences of Failure to Exchange

Following completion of this exchange offer, except as set forth in the third paragraph under “—General” above, any unregistered notes you do not tender will not have any further registration rights and your unregistered notes will continue to be subject to restrictions on transfer. Accordingly, the liquidity of the market for your unregistered notes could be adversely affected upon completion of this exchange offer if you do not participate in the exchange offer.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, the issuer and we will accept any and all unregistered notes that you validly tender and do not withdraw prior to

5.00 p.m., London time, on September 1, 2005, or such date and time to which we extend the offer. The issuer and we will issue to you the dollar-denominated exchange notes in minimum denominations of $75,000 and $1,000 integral multiples thereof in exchange for like principal amount outstanding of your dollar-denominated unregistered notes that the issuer and we accept in the exchange offer and the issuer and we will issue to you the sterling-denominated exchange notes in minimum denominations of £50,000 and £1,000 integral multiples thereof in exchange for like principal amount outstanding of your sterling-denominated unregistered notes that the issuer and we accept in the exchange offer. You may tender some or all of your unregistered notes in connection with the exchange offer. However, you may only tender your unregistered notes in minimum denominations of $75,000 and $1,000 integral multiples thereof or in minimum denominations of £50,000 and £1,000 integral multiples thereof.

The form and terms of the exchange notes are substantially the same as the form and terms of the unregistered notes except that the exchange notes have been registered under the Securities Act and will not bear legends restricting their transfer. The exchange notes will evidence the same debt as the unregistered notes and will be issued in connection with, and entitled to the benefits of, the indenture pursuant to which your unregistered notes were issued.

As of the date of this prospectus, $200,000,000 aggregate principal amount of the dollar-denominated unregistered notes and £105,000,000 aggregate principal amount of the sterling-denominated unregistered notes are outstanding. The dollar-denominated unregistered notes are held by a custodian for the Depository Trust Company or DTC and the sterling-denominated unregistered notes are held by a common depositary for Euroclear System or Euroclear and Clearstream Banking, société anonyme, or Clearstream. This prospectus, together with the letter of transmittal, is being sent to the custodian for DTC and the common depositary for Euroclear and Clearstream and to certain persons believed to have beneficial interests in the unregistered notes. The issuer and we intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act and the rules and regulations of the SEC under the Securities Act.

The issuer and we shall be deemed to have accepted validly tendered unregistered notes when, as and if we have given oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for you for the purpose of receiving your exchange notes from us and the issuer. If your tendered unregistered notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth in this prospectus or otherwise, certificates for any of your unaccepted unregistered notes will be returned to you, without expense, as promptly as practicable after September 1, 2005, unless we extend the exchange offer.

If you participate in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of your unregistered notes in connection with the exchange offer. The issuer and we will pay all charges and expenses, other than particular applicable taxes, in connection with the exchange offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The expiration date shall be 5:00 p.m, London time, on September 1, 2005, unless the issuer and we, in our discretion, extend this exchange offer, in which case the expiration date shall mean the latest date and time to which this exchange offer is extended. In order to extend this exchange offer, the issuer and we will notify the exchange agent by written notice and each registered holder of any extension by written notice or by means of a press release or other public announcement on or prior to 9:00 a.m., London time, on the next business day after the previously scheduled expiration date. The issuer and we reserve the right, in our discretion, to:

•	delay accepting any unregistered notes, to extend this exchange offer or, if any of the conditions set forth under “—Conditions to the Exchange Offer” shall not have been satisfied, waive any such condition or terminate the exchange offer, by giving written notice of such delay, extension or termination to the exchange agent; or

•	amend the terms of the exchange offer in any manner.

In the event that the issuer and we make a material or fundamental change to the terms of this exchange offer, we will file a post-effective amendment to the registration statement.

Procedures for Tendering

Letter of Transmittal or Agent’s Message

Your tender to us of unregistered notes as set forth below and our acceptance thereof will constitute a binding agreement between you and us upon the terms and subject to the conditions of this exchange offer. Except as set forth below, a holder (which term, for purposes of the exchange offer, includes any participant in the relevant book-entry transfer facility (as discussed below) system whose name appears on a security position listing as the holder of such unregistered notes) who wishes to tender unregistered notes for exchange pursuant to the exchange offer must do so via one of two methods, depending on whether such holder holds certificated notes or holds book-entry interests in a global note (as described under Description of Book-Entry System).

Tender procedure for certificated notes: A holder of a certificated note must transmit a letter of transmittal, properly completed and signed, including all other documents required by such letter of transmittal to The Bank of New York, as the exchange agent, at the address set forth below under “—Exchange Agent” on or prior to the expiration date. Letters of transmittal relating to sterling-denominated notes must be sent to the exchange agent’s London address, while letters of transmittal relating to dollar-denominated notes must be sent to the exchange agent’s New York address.

In addition, either (i) certificates for those unregistered notes must be received by the exchange agent along with the letter of transmittal prior to the expiration date, or (ii) the holder must comply with the guaranteed delivery procedures described below.

If less than all the unregistered notes held by a holder of unregistered certificated notes are tendered, a tendering holder should fill in the amount of unregistered notes being tendered in the specified box on the letter of transmittal. The entire amount of unregistered notes delivered to the applicable exchange agent will be deemed to have been tendered unless otherwise indicated.

Tender procedure for book-entry interests in global notes: a holder of a book-entry interest in a global note must tender via book-entry transfer by transmitting an agent’s message in place of the letter of transmittal to The Bank of New York, as the exchange agent, on or prior to the expiration date.

In addition, a timely confirmation of a book-entry transfer (a “book-entry confirmation”) of those unregistered notes into the appropriate exchange agent’s account at DTC, Euroclear or Clearstream, as the case may be (the “book-entry transfer facilities”) pursuant to the procedure of book-entry transfer described below, must be received by the exchange agent prior to the expiration date along with the agent’s message. The term “agent’s message” means a message, transmitted by the appropriate book-entry transfer facility (through the appropriate program for DTC, Euroclear or Clearstream) to and received by the exchange agent and forming a part of a book-entry confirmation, which states that the book-entry transfer facility has received an acknowledgement from the tendering participant, which acknowledgement states that participant has received and agrees to be bound by, and makes the representations and warranties contained in, the letter of transmittal and that we may enforce that letter of transmittal against that participant.

If less than all the unregistered book-entry interests in a global note held by a participant in the relevant clearing system are tendered, the participant should indicate the amount of book-entry interests being tendered in the agent’s message. The entire amount of book-entry interests delivered to the applicable exchange agent will be deemed to have been tendered unless otherwise indicated.

No letter of transmittal should be sent to the company but must instead be delivered to the exchange agent. Delivery of documents to DTC, Euroclear or Clearstream in accordance with their respective procedures will not constitute delivery to the exchange agent.

If you are a beneficial owner of unregistered notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your unregistered notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your unregistered notes either:

•	make appropriate arrangements to register ownership of the unregistered notes in your name; or

•	obtain a properly completed bond power from the registered holder.

The transfer of record ownership may take considerable time and might not be completed prior to the expiration date.

TRANSMISSION OF AN AGENT’S MESSAGE, THE METHOD OF DELIVERY OF UNREGISTERED NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT YOUR ELECTION AND RISK AS A HOLDER OF UNREGISTERED NOTES. IF THAT DELIVERY IS BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ASSURE TIMELY DELIVERY. YOU SHOULD NOT SEND LETTERS OF TRANSMITTAL OR UNREGISTERED NOTES TO US.

Signature Guarantees

If tendering certificated notes, you must arrange for an eligible institution (as described below) to guarantee the signatures on a letter of transmittal or a notice of withdrawal, as the case may be, unless the unregistered notes surrendered for exchange are tendered (i) by a holder of the unregistered notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or (ii) for the account of an eligible institution. An “eligible institution” includes any firm that is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States or any other eligible institution within the meaning of Rule 17Ad-15 of the Exchange Act. If unregistered notes are registered in the name of a person other than a signer of the letter of transmittal, the unregistered notes surrendered for exchange must be endorsed by the holder, or be accompanied by a written instrument or instruments of transfer, or exchange, in satisfactory form as determined by us in our sole discretion, signed by the registered holder with the signature thereon guaranteed by an eligible institution.

If a letter of transmittal or any unregistered notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing and, unless we waive the requirement, proper evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

Questions of Validity; Company’s Absolute Right of Rejection

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of unregistered notes tendered for exchange will be determined by us in our sole discretion, which determination shall be final and binding. We reserve the absolute right to reject any and all tenders of any particular unregistered note not properly tendered or to not accept any particular unregistered note which acceptance might, in our judgment or the judgment of our counsel, be unlawful. We also reserve the absolute right to waive any defects, irregularities or conditions of this exchange offer as to any particular unregistered note either before or after the expiration date (including the right to waive the ineligibility of any holder who seeks to tender unregistered notes in this exchange offer). The interpretation of the terms and conditions of this exchange offer as to any particular unregistered note either before or after the expiration date (including the appropriate letter of transmittal and the instructions thereto) by us shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of unregistered notes for exchange must be cured within such reasonable period of time as we shall determine. Neither we nor the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of unregistered notes for exchange, nor shall any of us incur any liability for failure to give such notification.

In addition, to the extent permitted by law, the issuer and we reserve the right in our sole discretion to purchase or make offers for any unregistered notes that remain outstanding after the expiration date in the open market, in privately negotiated transactions or otherwise. The terms of these purchases or offers, if any, could differ from the terms of the exchange offer.

Your Representations

By tendering, you as a holder will represent to us, among other things; that:

•	the exchange notes acquired by you in connection with the exchange offer are being obtained in the ordinary course of your business, whether or not you are the registered holder;

•	if you are not a broker-dealer, you are not engaging in, and do not intend to engage in, a distribution of the exchange notes;

•	at the time of the commencement of this exchange offer, you do not have an arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes; and

•	you are not an “affiliate,” as defined under Rule 405 of the Securities Act, of us or the issuer.

If you are an affiliate of ours or of the issuer, or are engaged in or intend to engage in or have any arrangement with any person to participate in the distribution of the exchange notes to be acquired pursuant to this exchange offer, you (i) cannot rely on the applicable interpretations of the staff of the SEC and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

If you are a broker/dealer who holds unregistered notes acquired for your own account as a result of market-making activities or other trading activities and you receive exchange notes in exchange for those unregistered notes pursuant to this exchange offer, you may be an “underwriter” within the meaning of the Securities Act and must acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker/dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Book-Entry Transfer of Book-Entry Interests in Global Notes

The exchange agent will make requests to establish accounts at the book-entry transfer facilities for purposes of the exchange offer within two business days after the date of this prospectus. If you are a financial institution that is a participant in the book-entry transfer systems, you must make book-entry delivery of your unregistered notes being tendered by causing the book-entry transfer facilities to transfer your unregistered notes into the exchange agent’s account at the book-entry transfer facilities by following the appropriate procedures for transfer, for example, for dollar-denominated notes by causing DTC to transfer such notes the exchange agent’s DTC account in accordance with DTC’s Automated Tender Offer Program procedures. The exchange for tendered unregistered notes will only be made after a timely confirmation of a book-entry transfer of such notes into the exchange agent’s account and timely receipt by the exchange agent of an agent’s message and after receipt of SWIFT instructions confirming the blocking of such notes.

Guaranteed Delivery Procedures of Certificated Notes

If you are the registered holder of certificated unregistered notes and your unregistered certificated notes are not immediately available or time will not permit your unregistered notes or other required documents to reach the exchange agent before the expiration date, or you cannot complete the procedure for book-entry transfer on a timely basis, you may tender your unregistered notes if:

•	the tender is made through an eligible institution;

•	prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed notice of guaranteed delivery, in the form provided by us and the issuer; and

•	the letter of transmittal and certificates for all physically tendered unregistered notes, in proper form for transfer, or a book-entry confirmation and all other documents required by the letter of transmittal are received by the exchange agent within three New York business days after the date of execution of the notice of guaranteed delivery.

The notice of guaranteed delivery shall state your name and address and the amount of unregistered notes tendered, that the tender is being made thereby and guaranteeing that within three New York business days after signing the notice of guaranteed delivery, the letter of transmittal and certificates for all physically tendered unregistered notes, in proper form for transfer, or a book-entry confirmation and any other documents required by the applicable letter of transmittal will be deposited by the eligible institution with the exchange agent.

Withdrawal Rights

You may withdraw your tender of your unregistered notes at any time prior to 5:00 p.m., London time, on the expiration date.

For your withdrawal to be effective, a written notice of withdrawal of certificated notes or, for book-entry interests, a notice of withdrawal that complies with respective procedures of DTC, Euroclear or Clearstream, must be received by the exchange agent at its address set forth in this prospectus prior to 5:00 p.m., London time, on September 1, 2005. If the notes were tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC, Euroclear or Clearstream to be credited with the withdrawn notes.

Your notice of withdrawal of certificated notes must:

•	specify your name;

•	identify your unregistered notes to be withdrawn, including the certificate number or numbers and principal amount of your unregistered notes;

•	be signed by you in the same manner as the original signature on the letter of transmittal by which your unregistered notes were tendered or be accompanied by documents of transfer sufficient to have the trustee of your unregistered notes register the transfer of your unregistered notes into your name; and

•	specify the name in which any such unregistered notes are to be registered, if you do not want your unregistered notes registered in your name.

The issuer and we will determine all questions as to the validity, form and eligibility of your notice and such determination shall be final and binding on you. Any unregistered notes you withdraw will not be considered to have been validly tendered. The issuer and we will return your unregistered notes which have been tendered but not exchanged without cost to you as soon as practicable after withdrawal, rejection of tender or termination of this exchange offer. You may re-tender your properly withdrawn unregistered notes by following one of the above procedures before the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of this exchange offer, the issuer and we shall not be required to accept for exchange, or to issue exchange notes in exchange for, any of your unregistered notes and may terminate or amend this exchange offer if at any time before the acceptance of your unregistered notes for exchange or the exchange of the exchange notes for such unregistered notes:

•	the exchange offer, or the making of any exchange by a holder of an unregistered note, violates applicable law or any applicable interpretation of the staff of the SEC;

•	any action or proceeding shall have been instituted or threatened with respect to the exchange offer which, in our reasonable judgment, would impair our ability to proceed with the exchange offer;

•	any law, rule or regulation or applicable interpretations of the staff of the SEC have been issued or promulgated which, in our reasonable judgment, would impair our ability to proceed with the exchange offer;

•	a stop order has been issued by the SEC or any state securities authority suspending the effectiveness of the registration statement, or proceedings have been initiated or, to our knowledge, threatened for that purpose; or

•	a material adverse change has occurred in our financial condition, results of operations or business which, in our reasonable judgment, would impair our ability to proceed with the offer.

The foregoing conditions are for our and the issuer’s benefit only and the issuer and we may assert them regardless of the circumstances giving rise to the conditions. The issuer and we have the sole right to waive these conditions in whole or in part at any time and from time to time. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which the issuer and we may assert at any time and from time to time.

In addition, the issuer and we will not accept for exchange any of your unregistered notes tendered, and no exchange notes will be issued in exchange for any of your unregistered notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus is a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended. The issuer and we nevertheless are required to use our reasonable best efforts to obtain the withdrawal of any stop order at the earliest possible time.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent. The Bank of New York has been appointed as exchange agent for the exchange offer. Questions and requests for assistance or for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

In respect of the sterling-denominated notes:

By Mail, Hand, Overnight Delivery or Courier:

The Bank of New York

One Canada Square

London

E14 5AL

Attention: Corporate Trust

Fax: +44 20 7964 6399

For confirmation by Telephone: +44 20 7570 1784

In respect of the dollar-denominated notes:

By Mail, Hand, Overnight Delivery or Courier:

The Bank of New York

Corporate Trust Operations–Reorganization Unit

101 Barclay Street–7 East

New York, New York 10286

Attention: Kin Lau

Fax: (212) 298-1915

For Confirmation by Telephone: (212) 815-3750

The Irish exchange agent for this exchange offer is the AIB/BNY Fund Management Ireland Limited which may be contacted as follows:

AIB/BNY Fund Management Ireland Limited

Guild House, Guild Street

Dublin

Attention: Corporate Trust

Fax: +44 20 7956 6399

Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

Fees and Expenses

The issuer and we will not make any payments to brokers, dealers or others soliciting acceptances of this exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees.

The issuer and we will pay estimated cash expenses in the aggregate of £300,000 incurred in connection with this exchange offer. These expenses include fees and expenses of the exchange agent and accounting, legal, printing and related fees and expenses.

Transfer Taxes

You will not be obligated to pay any transfer taxes in connection with this exchange offer, unless you request that we register exchange notes in the name of, or request that unregistered notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder, in which case you will be responsible for the payment of any applicable transfer tax on the notes.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes. The unregistered notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. Accordingly, this exchange offer will not result in any increase in our indebtedness. The issuer loaned us the gross proceeds for the offering of the unregistered notes. The following table sets forth our actual sources and uses of funds in connection with the notes based on exchange rates as in effect on December 31, 2004 (£1.00 = $1.9262):

Sources of funds		Uses of funds
(£ millions)		(£ millions)
Notes	£205.80	Settlement of the
		STT bridge facility(1)	£66.61
		Repayment of inter-company loans(2)	122.70
		Retention of cash(3)	6.89
		Fees and expenses	9.60

Total sources of funds	£205.80	Total uses of funds	£205.80

(1)	Represents the pound sterling equivalent of the STT bridge facility repaid (£125 million) plus accrued interest in the amount of $3.2 million.

(2)	Represents the principal amount of sterling-denominated inter-company loans repaid from the proceeds of the notes. The balance of these notes was waived upon the closing of the offering of the unregistered notes.

(3)	We retained in the form of cash or liquid resources approximately £8.3 million of the proceeds of the offering of the unregistered notes to fund working capital requirements. Some of this was subsequently used to pay the fees and expenses of the offering.

CAPITALIZATION

The following table sets forth our cash and total capitalization as of December 31, 2004. You should read this table in conjunction with our unaudited financial statements and related notes thereto included elsewhere in this prospectus.

Dec-04 £’000
Cash	£466

Senior Secured Notes
$200 million notes(1)	£103,832
£105 million notes	105,000
Unamortized costs	(3,032)
Debt issuance costs(2)	(10,465)

195,335
Capital lease obligations	39,615

Total debt	234,950
Total stockholders’ deficit	(159,167)

Total capitalization	£75,783

(1)	These notes were converted into pounds sterling at a rate of £1.00 equals $1.9262, which represents the exchange rate at December 31, 2004.
(2)	Represents the debt issuance costs associated with the notes which, under UK GAAP, are reflected as a reduction of long term debt.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with the section entitled “Operating and Financial Review and Prospects” and our financial statements and the accompanying notes thereto included elsewhere in this prospectus.

The selected financial data at December 31, 2000 and for the period from November 25, 1999 (inception) to December 31, 2000 were derived from our unaudited consolidated financial statements which are not included in this prospectus. The selected financial data at December 31, 2001 and 2002 and for the year ended December 31, 2001 were derived from our financial statements which are not included in this prospectus. The selected financial data at December 31, 2003 and 2004 and for each of the three years ended December 31, 2004 have been derived from our audited financial statements and related notes thereto included elsewhere in this prospectus.

Unless otherwise indicated, the historical financial data have been prepared in accordance with UK GAAP. UK GAAP differs in certain significant respects from US GAAP. For a discussion of the differences between UK GAAP and US GAAP as they apply to us, see note 26 to our audited financial statements included elsewhere in this prospectus.

	Period from Inception to December 31, 2000(1)	Years ended December 31,
		2001	2002	2003		2004
	(unaudited)	(in thousands, except ratios)
Profit and Loss Account Data:
Turnover(2)	£251,412	£292,887	£262,279	£288,020		£269,889
Cost of sales	(273,982)	(233,735)	(219,835)	(199,124)		(177,283)

Gross profit	(22,570)	59,152	42,444	88,896		92,606

Operating expenses:
Distribution costs	(21,463)	(22,073)	(12,276)	(9,647)		(10,128)
Administrative expenses	(97,196)	(129,874)	(74,531)	(54,424)		(36,973)
Exceptional fixed asset impairment	(95,107)	(66,374)	—	—		—

	(213,766)	(218,321)	(86,807)	(64,071)		(47,101)

Operating profit/(loss)(2)	(236,336)	(159,169)	(44,363)	24,825		45,505
Finance charges, net	(5,559)	(1,789)	(1,406)	(3,753)		(4,787)
Tax on profit/(loss) on ordinary activities	—	—	—	—		5,064

Profit/(loss)	£(241,895)	£(160,958)	£(45,769)	£21,072		£45,782

Balance Sheet Data (at period end):
Cash at bank and in hand	£6,534	£3,231	£4,565	£15,403		£466
Debtors, net(3)	127,348	160,363	152,442	128,712		83,560
Working capital/(deficit)(4)	(353,517)	(526,515)	(523,545)	(326,675)		(7,630)
Tangible assets, net	223,770	220,052	197,728	185,981		186,477
Total assets	357,655	383,650	391,739	365,100		291,234
Total debt(5)	374,561	497,068	512,719	371,867		234,950
Total shareholder’s deficit	(243,807)	(421,647)	(467,416)	(308,845)		(159,167)
Financial Ratios and Other Data:
EBITDA(6)	£(78,562)	£(108,505)	£(1,210)	£66,554		£86,538
Depreciation and amortization	62,667	50,664	43,153	41,729		41,033
Capital expenditures	110,875	98,739	55,059	28,239		7,811
Ratio of earnings to fixed charges(7)	(7)	(7)	(7)	2.5	x	3.6x

	Period from Inception to December 31, 2000	Years ended December 31,
		2001	2002	2003		2004
	(unaudited)	(in thousands, except ratios)
US GAAP Data(8)
Profit and Loss Account Data:
Revenue	(10)	(10)	£265,663	£290,922		£263,776
Operating profit/(loss)	(10)	(10)	(43,512)	23,633		53,712
Income/(loss) from continuing activities(9)	(10)	(10)	(17,271)	330,062		39,846
Net income/(loss)	(10)	(10)	(18,607)	330,062		39,846
Balance Sheet Data:
Cash and cash equivalents	(10)	(10)	£41,565	£50,403		£21,193
Fixed assets	(10)	(10)	202,602	112,404		132,407
Total assets	(10)	(10)	385,134	293,823		235,577
Total debt	(10)	(10)	512,719	371,867		245,415
Total shareholder’s deficit	(10)	(10)	(477,790)	(307,289)		(146,672)
Financial Ratios and Other Data
EBITDA(11)	(10)	(10)	£17,547	£377,786		£84,782
Depreciation and amortization	(10)	(10)	46,336	43,613		23,915
Ratio of earnings to fixed charges(12)	(10)	(10)	(12)	25.3	x	4.7	x

(1)	Includes the results of operations and cash flows from November 25, 1999, the date of our acquisition from Racal Electronics plc, through December 31, 2000. This selected financial data is not presented for the year ended December 31, 2000 as such information is not reasonably obtainable at other than onerous expense. Consequently, this period is not comparable to the other periods presented in the table above.

(2)	Our results for the years ended December 31, 2000, 2001 and 2002 include our cellular business, which was discontinued in 2001. This includes turnover of £7.6 million and £7.0 million for the years ended December 31, 2000 and 2001 and net operating loss of £0.1 million, £0.8 million and £1.3 million for the years ended December 31, 2000, 2001 and 2002, respectively.

(3)	Net debtors include operating and non-operating debtors from other group companies. Excluding the debtors from other group companies, net debtors are £119.9 million, £152.1 million, £94.3 million, £85.7 million and £79.8 million at December 31, 2000, 2001, 2002, 2003 and 2004, respectively.

(4)	Working capital consists of current assets (excluding debtors due in more than one year) less creditors falling due within one year. Working capital includes operating and non-operating debtors and creditors from other group companies. Excluding all debtors and creditors from other group companies, working capital/(deficit) is £17.0 million, £(17.3) million, £(0.6) million, £26.3 million and (£5.7) million at December 31, 2000, 2001, 2002, 2003 and 2004, respectively.

(5)	Total debt represents obligations under finance leases and hire purchase contracts, third-party indebtedness and loans owed to group companies.

(6)	UK GAAP EBITDA consists of profit/(loss) for the period before taxation, finance charges, depreciation expense and the amortization of connection costs. Although EBITDA is not a measure of operating profit/(loss), operating performance or liquidity under UK GAAP, we have presented EBITDA because we use EBITDA as a measure of our performance without regard to depreciation and amortization and we believe that some of our investors use this measurement in a consistent manner and to determine our ability to service our indebtedness and fund ongoing capital expenditures. You should not, however, construe EBITDA in isolation or as a substitute for operating income as determined by UK GAAP, or as an indicator of our operating performance or of our cash flows from operating activities as determined in accordance with UK GAAP. You should not use this non-GAAP measure as a substitute for the analysis provided in our profit and loss accounts or in our cash flow statements.

	Period from Inception to December 31, 2000	Year ended December 31,
		2001	2002	2003	2004
	unaudited	(in thousands)
Profit/(loss)	£(241,895)	£(160,958)	£(45,769)	£21,072	£45,782
Finance charges, net	5,559	1,789	1,406	3,753	4,787
Taxes	—	—	—	—	(5,064)
Depreciation	62,667	49,412	36,537	35,831	34,433
Amortization		1,252	6,616	5,898	6,600

EBITDA	£(173,669)	£(108,505)	£(1,210)	£66,554	£86,538

(7)	In calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes from continuing operations plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs, and of one-third of operating lease rental expense (deemed representative of that portion of rental expense estimated to be attributable to interest).

This table provides the calculations of the ratio of earnings to fixed charges:

	Period from Inception to December 31, 2000	Year ended December 31,
		2001	2002	2003		2004
	(in thousands)
Earnings:
Profit/(loss) from continuing operations before tax	£(241,895)	£(160,165)	£(44,433)	£21,072		£40,718
Fixed charges	11,130	7,994	14,208	13,653		15,500

Total	£(230,765)	£(152,171)	£(30,225)	£34,725		£56,218

Fixed charges:
Interest	7,807	£3,756	£4,099	£3,797		£5,040
Amortization of debt issuance costs	—	—	—	—		26
Interest component of rent expense	3,323	4,238	10,109	9,856		10,434

Total fixed charges	£11,130	£7,994	£14,208	£13,653		£15,500

Ratio of earnings to fixed charges	—	—	—	2.5	x	3.6	x

The earnings are insufficient to cover fixed charges by £241.9 million, £160.2 million and £44.4 million for the years ended December 31, 2000, 2001 and 2002, respectively.

(8)	Upon its emergence from bankruptcy on December 9, 2003, our parent company implemented “fresh start” accounting and reporting in accordance with the AICPA SOP 90-7. Fresh start accounting required our parent company to allocate the reorganization value of its assets and liabilities based upon their estimated fair values. Although GCUK itself was not part of the bankruptcy proceedings, under US GAAP, fresh start accounting is pushed down to the entity level. This results in a split of the 2003 year between the predecessor period, from January 1, 2003 to December 9, 2003, and the successor for the period from December 10, 2003 to December 31, 2003. See Note 26 to the financial statements included elsewhere in this prospectus for an allocation of the 2003 profit between the periods.

(9)	Profit/(loss) from continuing operations represents the profit/(loss) adjusted to exclude the discontinued operations.

(10)	US GAAP information is not available for these periods.

(11)	US GAAP EBITDA consists of profit/(loss) for the period before taxation, finance charges, depreciation expense, amortization expense and the amortization of connection costs. Although EBITDA is not a measure of operating profit/(loss), operating performance or liquidity under US GAAP, we have presented EBITDA because we use EBITDA as a measure of our performance without regard to depreciation and amortization and we believe that some of our investors use this measurement in a consistent manner and to determine our ability to service our indebtedness and fund ongoing capital expenditures. You should not, however, construe EBITDA in isolation or as a substitute for operating income as determined by US GAAP, or as an indicator of our operating performance or of our cash flows from operating activities as determined in accordance with US GAAP. You should not use this non-GAAP measure as a substitute for the analysis provided in our profit and loss accounts or in our cash flow statements.

	Year ended December 31,
	2002	2003	2004
	(in thousands)
Net income/(loss)	£(18,607)	£330,062	£39,846
Interest, net	2,416	2,760	3,962
Taxes	(12,598)	1,351	17,059
Depreciation	39,720	37,629	15,597
Amortization of connection costs	6,616	5,898	6,600
Amortization expense	—	86	1,358

EBITDA	£17,547	£377,786	£84,782

(12)	This table provides the calculations of the ratio of earnings to fixed charges under US GAAP:

	Year ended December 31,
	2002	2003		2004
	(in thousands, except ratios)
Earnings:
Profit/(loss) from continuing operations before tax	£(29,869)	£331,413		£56,905
Fixed charges	14,208	13,653		15,500

Total	£(15,661)	£345,066		£72,405

Fixed charges:
Interest	£4,099	£3,797		£5,066
Interest component of rent expenses	10,109	9,856		10,434

Total fixed charges	£14,208	£13,653		£15,500

Ratio of earnings to fixed charges	—	25.3	x	4.7	x

The earnings are insufficient to cover fixed charges by £29.9 million for the year ended December 31, 2002.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with the financial statements and the related notes to those financial statements contained elsewhere in this prospectus. We have prepared the financial statements in accordance with UK GAAP. UK GAAP differs in some significant respects from US GAAP. For a discussion of the differences between UK GAAP and US GAAP as they apply to us, see note 26 to our audited financial statements included elsewhere in this prospectus.

Some of the information in the review given below and elsewhere in this prospectus includes forward-looking statements that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in the forward-looking statements contained in this prospectus.

Overview

Turnover

We are one of the leading UK providers of managed network communications services. We are an indirect, wholly owned subsidiary, and the principal UK telecommunications business, of Global Crossing. We derive turnover primarily from two types of customers: commercial customers and carrier customers (which include mobile network operators).

The table below sets forth our turnover from both of these bases for the three years ended December 31, 2002, 2003 and 2004. The table below allocates contracts between carrier and commercial based customers on the determination of their classification as of December 31, 2004.

	Year ended December 31,
	2002	2003	2004
	(in millions)
Commercial	£215.9	£235.8	£235.3
	82.3%	81.9%	87.2%
Carrier	£44.5	£50.9	£34.0
	17.0%	17.7%	12.6%

Over the three years ended December 31, 2004, our primary focus was on maintaining and expanding our existing base of commercial customers, which we believe allows us to preserve a recurring turnover stream and stable margins. We believe that our managed service portfolio helps ensure that we retain our integrated partner status with our customers as they develop and deploy their telecommunications strategies. For example, we renewed almost every one of our commercial customer contracts due for expiration during our parent company’s chapter 11 proceedings, and in fact grew commercial turnover over that period. Our commercial customers are typically large organizations with significant annual telecommunications budgets which, along with the long-term nature of the contracts, have provided us with significant recurring turnover.

Accordingly, we intend to continue this focus and expect to maintain turnover from commercial customers at over 80% of total turnover for the foreseeable future. Due to certain strategic initiatives recently adopted by us and our parent company, we expect that the proportion of turnover that we derive from our commercial customers over the near-to-mid-term will increase as a result of a reduction in the amount of some carrier services that we sell. We believe that we will be able to maintain our overall gross margins as this turnover mix changes because, in general, we derive higher gross margins from our commercial customer base than from our carrier customer base. We anticipate that this margin will stabilize even as we experience an expected reduction in overall turnover as a result of this strategic initiative. Nevertheless, as a secondary focus, we will continue to offer predominantly data services to carrier customers where we believe the terms are sufficiently attractive.

The industry in which we compete is experiencing significant pricing pressure from customers. This pricing pressure is currently more prevalent in the carrier sector, but we experience it in our commercial customer relationships as well. Although we benefit generally from stable turnover from our long-term commercial contracts, these customer relationships remain dynamic and we often re-negotiate prices for our services even when a contract is not yet up for renewal. When this happens, we typically take advantage of the opportunity to increase the services available under the contract or to provide for migration to a single IP-based platform as part of our migration strategy, which we believe leads to increased turnover. Some of our long-term contracts contain built-in mechanisms pursuant to which our customers benefit from price reductions. In these cases, too, we attempt to provide additional services or migration under the contract in order to help offset the effect of pricing pressure, and typically we have been successful in this respect.

We have commenced, and intend over the next three years to complete, the migration of our entire customer base from legacy voice and data services to IP-based services. We are currently developing a platform that integrates voice, data and video services on a fully converged basis. We anticipate that these business plans will increase our total turnover and enable us to realize network and operating efficiencies. The migration also allows our customers to re-sign or extend the scope of their contracts and to purchase services at lower unit costs than they currently pay for legacy services.

Cost Control Initiatives

We have achieved cost reductions over the financial periods discussed in this section from two primary sources:

•	a financial restructuring that involved staff reductions and decreases in other operating expenses; and

•	reductions in our cost of access charges, which comprise the most significant portion of our operating expenses.

The financial restructuring began in early 2001, the major part of it was implemented in 2002 and it is now completed. However, we continue to streamline our business, which may result in the elimination of further positions or other restructuring costs in the future. The cost of access reductions occurred from late 2002 to the first half of 2004 as a result of regulatory changes and from internally generated cost reduction projects. In addition, our parent has recently implemented a new business realignment plan involving staff and other cost reduction programs and the realignment of its product and service portfolio, and our business was included as part of this new plan. We expect to garner additional cost savings from similar cost of access reduction initiatives in the future.

Our Financial Restructuring

In the late 1990s and continuing into 2000, the industry in which we operate experienced rapid growth and generally projected even faster growth into the foreseeable future. At that time, we and most of our competitors believed that customer acquisition and network reach were the highest priorities for growing businesses in our industry. When Global Crossing acquired Racal in November 1999, Racal employed over 1,000 people. In addition, Global Crossing employed several hundred people in the United Kingdom who subsequently became part of our company. We continued to add employees to build our network and to acquire customers during this time because of the anticipated growth.

By late 2000, it was clear that industry growth would be much slower than projected and we began to re-evaluate our projections and our priorities. In early 2001, we concluded that we no longer required the extensive organizations that we had created to expand the network and to pursue a wide range of customers. Based on that conclusion, we undertook a series of headcount reductions beginning in late 2001. While we completed the majority of this activity by March 2002, we have continued it at a reduced level through the present time. We reduced staff from a peak in late 2000 of around 1,700 full-time employees and contractors to around 650 full-time employees and contractors at December 31, 2002, to 561 full-time employees and contractors at December 31, 2004. Although we are not currently planning any large-scale redundancy programs, we have limited our recent hiring to essential replacements and turnover-earning vacancies and the addition of some key financial personnel.

In addition to staff reductions, our financial restructuring involved a process of aggressive reductions in discretionary spending. We greatly reduced our independent IT and product development function, moving this to a global function and thereby acquiring significant benefits from scale. We also undertook a real estate consolidation program and a rationalization of amounts paid for external professional fees.

Primarily as a result of this restructuring of our business plan:

•	our administrative expenses decreased each year from 2001 to 2004, and by an aggregate amount of £92.9 million (exclusive of an impairment charge of £66.4 million recorded in 2001), or 71.5%, during this period; and

•	our distribution costs decreased from 2001 to 2004 by an aggregate amount of £11.9 million, or 54.0%.

Cost of Access Reductions

In addition to cost savings from our financial restructuring, we have achieved improvements in operating performance over the periods presented through:

•	a reduction in the absolute amount of cost of access charges, together with a reduction in the portion of our total cost of services made up of cost of access, in each case as a result of regulatory developments; and

•	internally generated cost reduction projects, which have included the elimination of multiple circuits on a single node, improving the efficiency of termination and correlation projects that identify costs of circuits relating to discontinued services.

We have a cost of access management team that develops and executes cost reduction initiatives in order to make incremental improvements in lowering our cost of access in an effort to maintain or improve our gross margins.

Regulatory Initiatives

We improved our operating performance through the adoption in mid-2002 of a wholesale leased line product provided by BT, called Partial Private Circuits, or PPCs. PPCs are the circuits from the point of interconnection with BT to the customer location. The introduction of this product, which BT must now make available to us and other competitors and which uses cost-based pricing, followed extensive regulatory lobbying by the industry, including by us. We estimate that, on a circuit-by-circuit basis, we save approximately 30% of the cost of a retail leased line by switching it to a PPC.

BT continues to develop the PPC product type in response to both bilateral and industry-wide initiatives, and we expect that these developments will be useful to us during the course of 2005 and beyond. We have already switched a great majority of our leased lines to PPCs and we intend to continue this transition. We expect this will result in continued cost of access reductions. Although the transition to PPCs requires some amount of capital expenditure, we do not consider it to be material to our overall results of operations.

In addition to PPCs, by utilizing the carrier pre-select product from BT, we have been able to reduce our termination charges for retail telephony services in the United Kingdom by about 75%.

With the support of other regulatory initiatives, we believe there are further savings opportunities relating to the existing regulatory cost structure. An OFCOM decision of June 2004 mandated a significant reduction in mobile termination charges between September 2004 and March 31, 2006. Vodafone and O2, which operate GSM networks in a specified band, have been required to reduce their average termination charges to us from around 8 pence per minute to 5.63 pence per minute. Similarly, T-Mobile and Orange, which operate GSM networks in a different specified band, have been required to reduce their average termination charges to us from around 9.5 pence per minute to 6.31 pence per minute. Mobile operators have been permitted to continue to vary the charges by time of day.

In 2004, we also obtained cost reductions through the PPC and the Standard Interconnect Agreement price control regimes and expect to receive further annual price reductions under those controls. GCUK procures a wide range of wholesale services from BT under the terms of BT’s Standard Interconnect Agreement. This standard form contract consists of a preference interconnect contract on common terms offered to all operators seeking to interconnect their networks with BT for the transmission of a large range of standard services. Historically, the regulator has imposed on BT a series of charge controls aimed at reducing the price of the standard services offered by BT. The current control period will expire on September 30, 2005 and we are currently involved in consultations with OFCOM over what form of regime may be put in place with effect from October 1, 2005.

We intend to continue to be active in the regulatory field by engaging with OFCOM, government officials and politicians, as appropriate, directly on our own account, through various EU institutions and through our participation in industry-wide forums.

OFCOM is currently conducting a strategic sector review that will establish policy in relation to several of their high-level objectives. We expect a number of significant developments in the telecommunications regulatory scheme as a result. Consistent with our past experience, we believe that we will be able to influence these developments in a manner that fosters a fairer environment for industry participants like us.

OFCOM has indicated that policy focus is intended to support the growth of greater competition, innovation and investment certainty in the UK telecommunications sector. The proposals are intended to prepare the ground for a new regulatory framework as the market undergoes a move away from the traditional switched-circuit fixed line networks towards next-generation networks based on IP.

This strategic review is expected to target further sector-specific regulation in areas where competition has yet to develop, and OFCOM has indicated that it will be concentrating its efforts on ensuring equality of access by competing operators to enduring monopoly facilities and processes. The review project has three phases. The first phase has been completed. Responses of the industry to the second phase were summarized by OFCOM on March 31, 2005. The third and final phase is scheduled to end in late summer 2005.

However, while a number of future regulatory measures are expected to be beneficial to us, including the continuation of price-capping regimes in relation to PPC charges and call termination and transit charges, there is much less certainty regarding the future interworking arrangements for next-generation IP networks. Industry participants have already begun to consider what pricing model will eventually be determined by OFCOM and this may or may not result in an outcome that is beneficial to us. On June 30, 2005, OFCOM commenced a consultation addressing the question of which regulatory measures will be necessary to ensure that competition can be sustained and effective products and services developed in relation to such next-generation networks.

Internal Cost Reduction Projects

We have also reduced our cost of access by implementing certain internal programs. Our “aggregation” projects focus on the elimination of multiple circuits on a single node in favor of a single circuit that can handle the same or a greater amount of traffic on a more cost-efficient basis. In 1999, we introduced “Project Reach,”

which is based on establishing cost-effective retail interconnections with BT. Finally, our “correlation” initiatives involve assuring that we are not operating and incurring costs related to circuits for discontinued services as well as combing our leased line database for potentially redundant circuits that can be terminated.

Effect on Margins

In part because of the cost of access reductions discussed above and our changing services mix between carrier and commercial services, our gross profits increased from £42.4 million for the year ended December 31, 2002 to £88.9 million for the year ended December 31, 2003 and £92.6 million for the year ended December 31, 2004.

UK GAAP requires that we include within cost of sales items such as expenses under operating leases for leased lines and other customer-specific equipment and related depreciation, amortization and third-party maintenance. For US reporting purposes, these costs would not be included in cost of sales, which is consistent with the presentation of results used by other companies in our industry.

Accordingly, we use margin after cost of access when comparing our performance to gross margins of other companies. Margin after cost of access is defined as turnover less our cost of access, expressed as a percentage of turnover. Our cost of access was £126.7 million, £109.2 million and £88.5 million for the years ended December 31, 2002, 2003 and 2004, respectively, and the corresponding margin after costs of access was 51.7%, 62.1% and 67.2%, respectively, for these years.

Largely because of the restructuring process and the cost control initiatives discussed above, we experienced a turnaround from an operating loss of £43.0 million in 2002 (excluding discontinued operations losses of £1.3 million), to an operating profit of £24.8 million in 2003 and £45.5 million in 2004.

Long-Term Contracts

Turnover from commercial customers with whom we have a multi-year contractual relationship provided 72.1% of our turnover in 2003 and 76.9% of our turnover for the year ended December 31, 2004. In total, turnover from commercial customers represented 81.9% of our 2003 turnover and 87.2% of our turnover in 2004. We typically base our prices on a variety of factors such as service levels, unit volumes, diversity requirements and network management needs. With a few exceptions, we do not usually negotiate a committed minimum or threshold turnover or usage base in these contracts. Our customer relationships are dynamic and we often renegotiate on the basis of price even when a contract is not yet up for renewal. Some of our long-term contracts contain built-in mechanisms pursuant to which our customers benefit from price reductions. However, in general, we are able to maintain overall turnover and margins by including additional services and promoting the migration to next-generation networks which can be more effectively run on a more cost-effective basis.

Cash-Generating Business

In each of the three years ended December 31, 2002, 2003 and 2004, we were a cash-generating business with cash flow from operating activities in each of those financial years of £70.4 million, £61.8 million and £58.9 million, respectively. Our network was largely built out prior to 2002 and since that time, we have reduced our capital expenditures, which for each of 2002, 2003 and 2004 was £55.1 million, £28.2 million and £7.8 million, respectively. With a network that is substantially complete, we are able to add customers and services with moderate incremental capital expenditure, helping us to maintain our margins despite a competitive environment.

Our parent company required that our management focus on cash performance during its chapter 11 bankruptcy proceedings and we have continued this focus since the chapter 11 proceedings ended. We maintain daily reporting of our cash position and measure our performance against our expected cash flows weekly. The expected impact on short-term and long-term cash performance is a critical topic in each significant business decision, including when we negotiate new contracts and renegotiate existing contracts with customers.

Trends and Factors Affecting Future Results

We believe that the most important factor affecting our future results will be our ability to maintain our existing customers, particularly our large commercial customers. We have long-term contracts with the majority of our commercial customers, and our ability to renew those contracts will be a primary factor in our financial success. Growing our relationships with our existing customers and migrating them to IP-based platforms are other important factors in increasing our turnover.

Historically, our attrition rate on commercial turnover from existing customers has been about one to two percent on an annual basis. We expect our attrition rate to be slightly higher in 2005. The Department of Work & Pensions of the UK government and Fujitsu (as prime contractor under a contract through which we provide services to HMCE) have notified us that they will be discontinuing the purchase of some of our data services. In addition, BT Global Solutions and Royal Bank of Scotland have discontinued their voice and data services, respectively. As a result, our income streams on these contracts have decreased substantially.

Our strategy for addressing the pricing pressure that our industry is currently experiencing will be an important factor for our financial success. Although we are experiencing this in both the carrier sector and the commercial sector, it is more prevalent in the carrier sector. However, our primary focus is on our commercial customers, and so we anticipate that we will be less affected by these pricing trends than we otherwise would be.

In order to acquire new customers, we believe that a key success factor will be our ability to build cooperative relationships with system integrators, or SIs. Large commercial organizations are increasing their use of SIs to coordinate or manage the outsourcing of their telecommunications services. SIs have assisted us in pursuing new customers and have allowed us to bundle our services with the equipment or applications that they provide. We currently serve several very large customers through SI relationships and we will need to continue improving our ability to partner with successful SIs in order to win significant new commercial customers.

Results of Operations

Turnover. Turnover, which excludes discounts, value added tax and similar sales taxes, represents the amount receivable in respect of telecommunications services, including network and other services, long-term indefeasible right to use, or IRU, agreements, and installation services, which are accounted for on the accruals basis to match turnover with provision of service.

Network and Other Services. Network services comprise the sale of transmission of voice, data, IP traffic and short-term network capacity. Turnover from network services is recognized in the period the services are utilized by the customer. Other services comprise design and deployment of customer premises equipment, maintenance and network management for commercial customers. Turnover from the provision of other services that are contracted to be performed continuously over the contract term is recognized evenly over the period of each contract. For services invoiced in advance, amounts are deferred until provision of the service. We assess whether turnover should be recorded gross as principal or net as agent based on the features of the relevant arrangements, including whether we hold ourselves out as an agent, establish the price, provide customer remedies, perform part of the service and assume the credit risk.

Long-Term IRU Agreements. Sales of network capacity and dark fiber to third parties under long-term IRU agreements are accounted for as turnover and recognized at the time of delivery and acceptance where substantially all the risks and rewards have transferred to the customer. Indicators of such transfer include that the purchaser’s right of use is exclusive and irrecoverable, the asset is specific and separable, the term of the contract is for the major part of the asset’s useful economic life, the attributable costs of carrying value can be measured reliably, and no significant risks are retained by us. During the years ended December 31, 2002, 2003 and 2004 we had no IRU agreements meeting these turnover recognition requirements and, accordingly, this turnover is recognized in a manner consistent with service contracts.

Installation Service. We amortize turnover related to installation services on a straight line basis, over the average contracted customer relationship (typically 24 months). In situations where the contracted period is significantly longer than the average, the actual contract term is used.

Non-monetary Transactions. Turnover from contracts involving the provision of capacity in exchange for receiving capacity or other services is not recognized on the basis that the capacity does not have a readily ascertainable market value. We did not have any non-monetary transactions in the three years ended December 31, 2002, 2003 and 2004.

Cost of Sales. Our cost of sales consists of four primary components, including:

•	cost of access (including for rights-of-way and wayleaves);

•	customer-specific costs for operating leases and cost-plus arrangements;

•	depreciation and amortization of installation costs; and

•	third-party maintenance costs.

Cost of access is the cost associated with transporting traffic to and from our customers’ premises from and to the closest point of entry on our network or between POPs on our network where we require additional capacity or service protection. These costs are the largest component of our cost structure, accounting for at least 50% of our cost of sales in all of the financial periods discussed in this section.

We purchase access services in several forms, including:

•	fixed-cost leases to secure dedicated connections to our network for managed service customers, including “local loop” and PPCs;

•	fees for the minute-of-use, or MOU, charges for international voice services;

•	MOU charges for domestic local service providers to terminate both local and long-distance calls that originate on our network; and

•	leased facilities, both domestic and international, to supplement and strengthen our network or improve our network reach.

In the case of fixed cost leases, local loop suppliers (predominantly, although not solely, BT Group) charge initial connection fees when we take on new ISDN/PSTN circuits from them and we treat these fees as prepaid costs and amortize them as expenses on a straight-line basis over the average contracted lifetime of the customer contract (typically two years). If the contracted period is significantly longer than the average, the actual contract term is used. We accrue and recognize our other costs of sales in line with recognition of the related turnover.

We also include expenses in respect of rights-of-way and wayleaves in our cost of access. These costs arise both as a result of our existing network and when we add additional capacity.

Customer-specific costs are primarily the cost of leasing customer-specific equipment for commercial customers who are purchasing our services under long-term contracts. This includes voice equipment for certain of our managed voice customers. Other costs included in this category are cost-plus arrangements.

Depreciation expenses that we include in cost of sales relate to the depreciation of technical property and equipment, principally telecommunications equipment like switches, IP routers, add-drop multiplexers, transmission equipment and customer premises equipment, as well as software, computer equipment, terrestrial cable and fiber, and leasehold improvements. Amortization expenses consist of amortization of installation costs.

Third-party maintenance costs are costs we pay to unaffiliated companies to provide maintenance services for the portion of our network which we either own or have acquired under a long-term right of use. The majority of these expenses are the cost of maintaining customer-specific equipment for managed service commercial customers. We also contract for the maintenance of our network including that portion of our network which lies along railway routes.

Distribution Costs

Our distribution costs consist of the fixed and variable compensation we pay to our sales force and the overhead associated with our sales offices and marketing efforts. This overhead includes selling and distribution expenses arising from advertising and marketing, professional services and office expenses and facilities costs.

Administrative Expenses

Administrative expenses include the salaries we pay to our employees, excluding salaries for our sales force which is recorded under Distribution Costs, and the overhead costs associated with our headquarters and back-office activities. This overhead includes administrative expenses arising from professional services, advertising and marketing, office expenses, facilities costs and depreciation. A portion of these costs result from the worldwide allocation management fee referred to under “—Relationship with our Parent Company and its Affiliates—Operational Relationships.”

Finance Charges, net

Our net finance charge consists of the interest we pay on our third-party debt and capital leases, offset by the interest we earn on our bank deposits and receive on our finance leases out. We paid no interest on our inter-company loans, all of which were repaid or forgiven by December 31, 2004. During the year ended December 31, 2004, we incurred interest on the STT bridge facility (£1.4 million) and on our notes (£0.6 million). Other than the inter-company loans, the STT bridge facility and the notes, our only other debt consisted of capital leases. Some of our network fiber and telecommunications equipment is subject to finance leases and we incurred £4.0 million, £3.4 million and £1.4 million in finance charges under those leases in the years ended December 31, 2002, 2003 and 2004, respectively.

Tax

We have generated a profit in the past two years but have been able to eliminate all of our tax liability for these years by using a portion of the unrecognized losses carried forward from prior years. At December 31, 2004, we had net operating losses carried forward of £258.0 million. We do not believe that there is any restriction under current law or regulations that will limit our ability to continue carrying these net operating losses forward or to apply them to offset future taxable income.

Comparison of Financial Results

Comparability of our year-on-year financial results is affected by the fact that we sold our cellular business to a third party in January 2002 and, as a result, treated it as a discontinued operation in the results for the year ended December 31, 2002.

International Financial Reporting Standards

We intend to provide consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, for our financial year ending December 31, 2005 (and comparable IFRS information for the financial year ended December 31, 2004). We have initiated a project to manage the transition from UK GAAP to IFRS and have begun the process of interpreting the accounting standards that will apply from 2005 onwards, setting our future accounting policies in accordance with IFRS and identifying the detailed accounting and disclosure requirements that may necessitate changes to our financial information systems. As this project is ongoing, we are not in a position to quantify the full effect of the differences between IFRS and UK GAAP on our results or financial position.

Relationship with Our Parent Company and its Affiliates

Operational Relationships

We have a number of operating and financial relationships with our parent company and its affiliates, or the parent company group. For example, we have historically assisted the parent company group in terminating voice traffic within the United Kingdom while the parent company group assists us with terminating international voice traffic. We benefit from a broad range of corporate functions conducted by the parent company group, including senior management activities, human resources, corporate development and other functions and services. We also share portions of our network with the parent company group as well as some personnel, who may have functional responsibilities for both our business as well as our parent’s European and global businesses. Lastly, we share tax losses accrued by us and some of our affiliates with other UK affiliates of our parent company.

The costs of these functions and services have been historically allocated on a basis that we believe is a reasonable reflection of the utilization of each service provided to or the benefit received by our parent and subsidiaries of our parent. The allocated costs, while reasonable, may not necessarily be indicative of the costs that would have been incurred by us if we had performed these functions or received these services as a stand-alone entity. Contemporaneous with the offering of the notes, we entered into a series of inter-company agreements in order to document more clearly the way in which we govern these relationships. Under the terms of these agreements, effective October 1, 2004, all services that the parent company had in the past provided to us are to continue to be available to us on a non-exclusive basis, and the pricing for each of these services is based on a formula that allocates costs based on actual use, market prices or on our percentage of the overall group turnover or assets, as applicable. Payments under the agreements are subject to an annual limitation, although any amounts exceeding that limitation will be permitted to be paid if the amounts are permitted under the indenture governing the notes. In some cases, the costs of these services are borne solely by our parent company. We also entered into other inter-company agreements with our parent company, including those for allocating costs of shared resources and voice termination.

These formulas may be changed from time to time, so long as they remain within the Transfer Pricing Guidelines for Multinational Enterprises and Tax Administration of the Organization for Economic Co-operation and Development, or OECD, guidelines. See “Certain Relationships and Related Party Transactions—Inter-company Agreements.” We do not expect the new agreements to have a material impact on our cost structure as (1) amounts of actual costs charged to us are subject to actual usage; (2) we have the ability to change the method of allocation in accordance with OECD guidelines; and (3) the amounts of actual costs charged to us are subject to the application of the limitations provided for in the corporate services agreement, which is one of the inter-company agreements.

We have historically included an annual worldwide allocation management fee in our financial statements under “Administrative Expenses” for any administrative service that our parent company or its affiliates provided to us (such as legal or IT services). This continued in 2004 and we will continue to account for the net financial effect of these services in that line item.

Parent Restructuring

Our parent company underwent a financial restructuring process in 2004 that involved, among other things:

•	our entering into the STT bridge facility, under which we borrowed $125.0 million; the proceeds of the STT bridge facility were used to repay some of the amounts due to our immediate parent company under outstanding inter-company loans and the GCL group then used these funds for general corporate purposes;

•	our parent company entering into a restructuring agreement, or the restructuring agreement, with affiliates of STT, to restructure certain debt, including debt outstanding under the STT bridge facility; and

•	our issuance of the notes in connection with our parent company’s restructuring plan.

See “—Liquidity and Capital Resources—Indebtedness—The STT Bridge Facility.”

Financial Relationships

Our old parent company and a number of its subsidiaries commenced bankruptcy proceedings in January 2002 and our parent company subsequently emerged from those proceedings in December 2003. However, we were not part of those proceedings and continued to fulfill our financial obligations during that time. As a result of these bankruptcy proceedings, and according to the plan of reorganization that resulted from them, inter-company claims against these companies were substantially eliminated and discharged by offset, distribution, cancellation or contribution of these claims. This resulted in the forgiveness of significant inter-company debtor and creditor balances. As of December 31, 2003 (the end of the month during which the bankruptcy proceedings were concluded), our inter-company debts were reduced by £162.3 million and our inter-company receivables from other members of the group, excluding our parent (totaling £24.8 million), were eliminated.

We also serve as a source of funding for our parent company and its affiliates. Since the second quarter of 2003, we have periodically upstreamed a portion of our positive cash flow to our parent company and its affiliates. On December 23, 2004, the STT bridge facility was acquired by GCL. See “—Liquidity and Capital Resources – Indebtedness – The STT Bridge Facility.” Immediately afterwards, the STT bridge facility was settled and we upstreamed £122.7 million of the remainder to our immediate parent company, BidCo, as partial repayment of loans from BidCo to us. BidCo then waived the remaining amount of these loans so that there were no inter-company loans outstanding at December 31, 2004. For a more detailed description of these transactions, see “—Liquidity and Capital Resources—Financing.” We intend to continue to serve as a source of funding for our parent company and its affiliates. Subject to the covenants in the notes and applicable restrictions under English law, we will periodically upstream our excess cash flow through loans or dividends.

The proceeds of the offering of the notes and the implementation of the related restructuring and recapitalization of our parent and its subsidiaries contemplated by the restructuring agreement were necessary for our parent to meet its continued liquidity requirements. Our parent’s ability to fund its business plan is subject to certain risks and uncertainties. See “Risk Factors.”

Results of Operations

The following table summarizes our profit and loss account for the years ended December 31, 2002, 2003 and 2004.

	Year ended December 31,
	2002	2003	2004
	(in thousands)
Turnover	£262,279	£288,020	£269,889
Cost of sales	(219,835)	(199,124)	(177,283)

Gross profit	42,444	88,886	92,606

Operating expenses:
Distribution costs	(12,276)	(9,647)	(10,128)
Administrative expenses	(74,531)	(54,424)	(36,973)

	(86,807)	(64,071)	(47,101)

Operating profit/(loss)
Continuing operations	(43,027)	24,825	45,505
Discontinued operations	(1,336)	—	—

	(44,363)	24,825	45,505
Finance charges, net	(1,406)	(3,753)	(4,787)
Tax	—	—	5,064

Profit/(loss)	£(45,769)	£21,072	£45,782

Depreciation & amortization
Cost of sales	£37,621	£38,217	£39,694
Administrative expenses	5,532	3,512	1,339

	£43,153	£41,729	£41,033

The following table presents our profit and loss account for the years ended December 31, 2002, 2003 and 2004, as a percentage of turnover:

	Year ended December 31,
	2002	2003	2004
Turnover	100.0%	100.0%	100.0%
Cost of sales	(83.8)%	(69.1)%	(65.7)%
Gross profit	16.2%	30.9%	34.3%
Operating expenses:
Selling and distribution costs	(4.7)%	(3.3)%	(3.8)%
Administrative expenses	(28.4)%	(18.9)%	(13.7)%
Operating profit/(loss)
Continuing operations	(16.4)%	8.6%	16.9%
Discontinued operations	(0.5)%	—	—

	(16.9)%	8.6%	16.9%

Finance charges, net	(0.5)%	(1.3)%	(1.8)%
Tax	—	—	1.9%
Profit/(loss)	(17.5)%	7.3%	17.0%

2004 Compared with 2003

Turnover

	Year ended December 31,		Change	% Change
	2003	2004
	(in thousands)
Commercial	£235,757	£235,301	£(456)	(0.2)%
Carrier	50,948	33,984	(16,964)	(33.3)%
Inter-company	1,315	604	(711)	(54.1)%

Total	£288,020	£269,889	£(18,131)	(6.3)%

Although the overall decrease in commercial turnover between 2003 and 2004 was not material, it largely resulted from offsetting increases and decreases in turnover generated by various customers. Our revenue increased by £18.1 million primarily as a result of higher commercial turnover streams from our relationship with MTS (including from the addition, in March 2004, of The UK’s Immigration and Nationality Directorate, or IND, as a new end-user under that framework agreement) and our relationships with Steria (due to new data installations from October 2003 through to June 2004), with Network Rail (due to an increased requirement for extensions as they brought back in-house a large number of their previously outsourced maintenance contracts) and with Camelot (due primarily to full-period recognition in 2004 of turnover associated with a fully rolled-out ISDN service completed in early 2004). These increases in commercial turnover streams were partially offset by decreased turnover from other customers, including Cable and Wireless (Norwich Union) and the Department of Works and Pensions of the UK government, which was consistent with our expectations after termination notifications for our data services that were issued to us in 2001. The increases were also partially offset by decreased turnover from EDS (the systems integrator through which we provide services to Her Majesty’s Prison Service) to whom we provided certain services in 2003 that did not recur in 2004.

The decrease in carrier turnover was primarily due to the expiration in 2003 of an agreement we had with T-Systems, which allowed us to offer our carrier customers very competitive rates for terminating traffic with UK and European mobile operators. After this agreement was terminated, we stopped committing resources to the pursuit of this turnover stream. This led to decreased carrier turnover from some customers, including Telewest, Wavecrest and OneTel.

Cost of Sales

	Year ended December 31,		Change	% Change
	2003	2004
	(in thousands)
Cost of access	£109,213	£88,457	£(20,756)	(19.0)%
Customer-specific costs(1)	30,773	28,716	(2,057)	(6.7)%
Depreciation and amortization	38,217	39,694	1,477	3.9%
Third-party maintenance	20,921	20,416	(505)	(2.4)%

	£199,124	£177,283	£(21,841)	(11.0)%

(1)	For operating leases and cost-plus arrangements only.

The decrease in our cost of sales is directly attributable to our ability to manage our cost of access, decreasing it from 37.9% of turnover to 32.8% of turnover between 2003 and 2004. This change resulted primarily from lower carrier volumes, reduced BT line rentals as a result of the wholesale pricing change effected by the move to PPCs and savings on the cost of digital lines (compared to analogue lines) after our new network roll-out for Camelot.

Operating Expenses

Distribution Costs

	Year ended December 31,		Change	% Change
	2003	2004
	(in thousands)
Staff costs	£9,423	£9,775	£352	3.7%
Other	104	109	5	4.8%
Advertising and marketing	120	244	124	103.3%

	£9,647	£10,128	£481	5.0%

The increase in our distribution costs was directly associated with a general salary increase for our sales force. Our distribution costs represented 3.3% of our total turnover in the year ended December 31, 2003 and 3.8% of our total turnover in the year ended December 31, 2004.

Administrative Expenses

	Year ended December 31,		Change	% Change
	2003	2004
	(in thousands)
Staff costs	£24,671	£23,760	£(911)	(3.7)%
Professional services	2,209	2,213	4	0.2%
Office expenses and facilities costs	13,591	10,718	(2,873)	(21.1)%
Depreciation	3,512	1,339	(2,173)	(61.9)%
Management fee	12,597	7,364	(5,233)	(41.5)%
Restructuring charges	2,690	(1,112)	(3,802)	(141.3)%
Other	(4,846)	(7,309)	(2,463)	(50.8)%

	£54,424	£36,973	£(17,451)	32.1%

Our administrative expenses decreased from 18.9% of turnover to 13.7% of turnover in 2004 due in part to a decrease of £5.2 million in our management charge because of reduced head-office costs and a favorable movement in our restructuring costs of £3.8 million due to a change in certain of our assumptions around restructuring, such as those surrounding break clauses and subletting. In addition, £2.9 million of the decrease in administrative expenses was attributable to the general cost-cutting measures introduced in 2002, resulting in a decrease in our office expenses and facility costs and relatively flat staff costs. Another £2.5 million of the decrease was attributable to other expenses primarily due to project cost recoveries exceeding actual costs incurred by us. Also, our depreciation expenses reduced by £2.2 million between 2003 and 2004 as many of our assets became fully depreciated.

Finance Charges, net. Our finance charges, net, increased by £1.0 million, or 27.6%, to £4.8 million in the year ended December 31, 2004 of £3.8 million in the year ended December 31, 2003. This increase was primarily due to interest on the STT bridge facility (£3.0 million) and on the unregistered notes, partially offset by a decrease in interest on finance leases.

Tax. In the year ended December 31, 2004, we recognized a deferred tax asset for the first time. This was because there was sufficient positive evidence of the future realization of our tax asset which had been created by prior years’ losses. This has led to a tax benefit of £5.1 million compared with a zero charge or credit for the year ended December 31, 2003.

2003 Compared with 2002

Turnover

	Year ended December 31,		Change	% Change
	2002	2003
	(in thousands)
Commercial	£215,894	£235,757	£19,863	9.2%
Carrier	44,530	50,948	6,418	14.4%
Inter-company	1,856	1,315	(541)	(29.1)%

Total	£262,280	£288,020	£25,740	9.8%

The increase in turnover from commercial services was attributable mainly to the continued roll-out of services to the FCO, a general increase in the user base under a relationship we have with a systems integrator for the UK government, certain one-off cabling work done for Her Majesty’s Prison Service under our agreement with EDS, a general increase in the user base under our MTS framework agreement and the roll-out in 2003 of the ISDN service for Camelot. The increased turnover streams from these customers were partially offset by lost turnover resulting from the continual reduction in the Cable and Wireless (Norwich Union) relationship and of the data services we provide under the agreement with the Department of Works and Pensions of the UK government.

The increase in our carrier services turnover primarily due to the fact that we had an agreement, effective only during 2003, with T-Systems which allowed us to offer carrier customers very competitive rates for terminating traffic with UK and European mobile operators. This led to carrier turnover increases from customers such as Hutchison Network Services, Energis and Telewest, partially offset by decreased carrier turnover streams from OneTel and MCI Worldcom. We were more actively engaged in 2002 in seeking out carrier turnover than we were in 2003.

Cost of Sales

	Year ended December 31,		Change	% Change
	2002	2003
	(in thousands)
Cost of access	£126,725	£109,213	£(17,512)	13.8%
Customer-specific costs(1)	33,132	30,773	(2,359)	7.1%
Depreciation and amortization	37,621	38,217	596	1.6%
Third-party maintenance	22,357	20,921	(1,436)	6.4%

	£219,835	£199,124	£(20,711)	9.4%

(1)	For operating leases and cost plus arrangements only.

The decrease in cost of sales is primarily attributable to our ability to manage our cost of access, decreasing it from 48.3% of turnover to 37.9% of turnover between 2002 and 2003. The cost of access decrease resulted primarily from reduced BT line rentals as a result of the wholesale pricing change effected by the regulatory move to PPCs and availability of carrier pre-select services as well as the internally generated cost-reduction projects described in “—Overview—Our Financial Restructuring—Cost of Access Reductions—Internal Cost Reductions Projects.” The remaining costs included in cost of sales remained relatively consistent between periods. The cost of sales decrease is also attributable to a lesser degree to a decrease in customer-specific costs, which resulted from a decrease in previously outsourced activities brought in-house in 2003 (and which were then reflected in administrative expenses) and because of the fact that the new Camelot network was not fully installed until 2003.

Operating Expenses

Distribution Costs

	Year ended December 31,		Change	% Change
	2002	2003
	(in thousands)
Staff costs	£11,795	£9,423	£(2,372)	(20.1)%
Professional services	21	96	75	357.1%
Advertising and marketing	378	120	(258)	(68.3)%
Office expenses and facilities costs	82	6	(76)	(92.7)%
Other	—	2	2	100%

	£12,276	£9,647	£(2,629)	(21.4)%

The decrease in our distribution costs from 4.7% of turnover in 2002 to 3.3% of turnover in 2003 resulted from a reduction in our staff costs as a result of our financial restructuring discussed above under “—Operating Results—Overview—Cost Control Initiatives—Our Financial Restructuring.”

Administrative Expenses

	Year ended December 31,			Change	% Change
	2002		2003
	(in thousands)
Staff costs	£30,518	(1)	£24,671	£(5,847)	(19.2)%
Professional services	2,982		2,209	(773)	(25.9)%
Office expenses and facilities costs	19,076		13,591	(5,485)	(28.8)%
Restructuring charges	21,645		2,690	(18,955)	(87.6)%
Depreciation	5,532		3,512	(2,020)	(36.5)%
Management fee	6,984		12,597	5,613	(80.4)%
Discontinued operations	1,336		—	(1,336)	(100)%
Other	(13,542)		(4,846)	8,696	64.2%

	£74,531		£54,424	£(20,107)	27.0%

(1)	This amount is net of capitalized overhead of £3.9 million due to staff costs that we capitalized in connection with our network build-out in prior periods.

The decrease in administrative costs was primarily associated with the cost reductions achieved through our financial restructuring and cost controls that we put in place that had a greater effect in 2003 than in 2002, partially offset by an increase in other costs.

We recorded a £21.6 million restructuring charge in the year ended December 31, 2002, compared with a £2.7 million restructuring charge in the year ended December 31, 2003. Our staff costs and office expenses and facilities also decreased in 2003 as a direct result of the full-year impact of restructuring actions completed throughout 2002.

The decrease in our management charge was caused primarily by a decrease in the number of staff at our head office and associated costs.

The increase in other administrative expenses was primarily related to a £4.4 million decrease in foreign exchange gains from 2002 to 2003, resulting largely from inter-company loans and amounts due to creditors denominated in dollars. The dollar decreased in value against the pound sterling over this period. The remaining decrease in other expenses was mainly related to a gain of £2.6 million on the sales of assets in 2002, which did not recur in 2003.

Our administrative expenses represented 18.9% of our total turnover in 2003 and 28.4% of our total turnover in 2002.

Finance Charges, net. Our finance charges, net, increased £2.3 million to £3.8 million in the year ended December 31, 2003 from £1.4 million in the year ended December 31, 2002. This increase was primarily due to additional capital leases supporting the FCO contract.

Liquidity and Capital Resources

Cash Flow

The table below shows our net cash flow for the years ended December 31, 2002, 2003 and 2004.

	Year ended December 31,
	2002	2003	2004
	(in thousands)
Net cash inflow from operating activities	£70,415	£61,790	£58,912
Returns on investments and servicing of finance	(1,406)	(2,077)	(5,018)
Capital expenditure	(55,059)	(28,239)	(7,811)
Management of liquid resources	(37,000)	2,000	14,273
Financing	24,384	(22,636)	(75,293)
Increase/(decrease) in cash	1,334	10,838	(14,937)

Net cash inflow from operating activities consists of two major ongoing components, and in 2002 included a non-cash loss on disposal of assets of £7.6 million. The two major components are: operating profit/(loss) before depreciation; and changes in working capital, which can be either positive or negative. Within working capital, the major items are increases and decreases in creditors and debtors. We include inter-company trade payables and receivables in those categories, as well as certain inter-company financial obligations that do not qualify as debt.

Returns on investments and servicing of finance include interest received on bank deposits, interest received on finance lease receivables, interest paid on external obligations such as the STT bridge facility and the notes, and the interest portion of finance lease obligations.

Management of liquid resources represents amounts deposited or withdrawn from treasury deposits at our bank. Deposits decrease our cash while withdrawals increase our cash. Cash at bank excludes deposits that are shown as short-term investments. From 2002 through 2003, our financing activities consisted of the financing of loans and repayments of loans from group companies, as well as payments or receipts under capital leases. In 2004, financing activities included amounts borrowed under the STT bridge facility, the issuance of the unregistered notes and repayments of loans from group companies.

Net Cash Flow from Operating Activities

Our cash inflow/(outflow) before changes in working capital was £(0.2) million in 2002, £60.7 million in 2003 and £79.9 million in 2004, which were impacted primarily by the change in operating profit between the years. We generated £70.7 million, and £1.1 million from changes in working capital items in 2002 and 2003, respectively. In 2004, we used £20.7 million of working capital. The significant cash flow generated from working capital in 2002, compared to the working capital changes in 2003, was primarily due to stronger management of debtors, which resulted in a decrease in the amounts owed to us, and focused management of our creditors, with a resulting increase in amounts owed to our suppliers at the end of the year. The net change in working capital of £21.0 million from 2003 to 2004 was largely due to the reduction in our inter-company creditor positions.

Returns on Investment and Servicing of Finance

We pay interest on our finance leases and the notes and receive interest income on our cash balance and on our own finance leases. Interest expense fluctuates from period to period as additional assets are covered by our finance leases and as current leases expire. In 2004, we paid interest of £3.0 million on the STT bridge facility (which facility was not in place in 2003).

Capital Expenditure

We reduced our level of capital expenditure from the year ended December 31, 2002 by 48.7% to £28.2 million for the year ended December 31, 2003. Our capital expenditure for the year ended December 31, 2004 was £7.8 million due to a lower than average level of capital projects. In the early part of 2002, we were still building out the network but this is now substantially complete and our capital expenditures have accordingly decreased. In the next few years we expect to continue to pursue a focused and disciplined capital expenditure program. We plan to maintain and enhance our existing network in order to improve our services and to meet customer requirements. We anticipate that our capital expenditures for the medium term will consist almost exclusively of product development-related expenditures tied to turnover growth (for example, investments in customer premises equipment) and maintenance expenses. However, we may have to increase our expenditures as a result of regulatory requirements or to keep up with technological innovations implemented by our competitors.

Financing

We finance our operations out of operating cash flows, finance leases and, in the past, loans from group companies. In 2002, we had net cash inflows from financing of £24.4 million as a result of loans drawn down from group companies. As our business began to generate more cash in 2003, we were able to repay £19.4 million of those loans, contributing to a net financing cash outflow of £22.6 million in that year. During 2004, we used cash on hand, operating cash flow and proceeds from the STT bridge facility and the offering of the unregistered notes to repay loans. On each occasion that we drew down on the STT bridge facility and used the funds to repay inter-company loans, Bidco forgave a portion of our inter-company loans in recognition of the fact that we had to pay interest on the STT bridge facility (the inter-company loans bore no interest). During 2004, these inter-company loans were reduced from £328.9 million at December 31, 2003 to zero by December 31, 2004. This reduction was achieved by a combination of repayment, assignment and waiver: £73.0 million was funded from cash on hand and operating cash flow, £68.6 million was from the borrowing under the STT bridge facility, £122.7 million was from the offering of the unregistered notes, £61.0 million was waived and inter-company trading debts due to the company of £3.6 million were assigned against the loan.

Indebtedness

Senior Secured Notes

On December 23, 2004, we issued $200 million in aggregate principal amount of 10.75% US dollar-denominated senior secured unregistered notes and £105 million aggregate principal amount of 11.75% pound sterling-denominated senior secured unregistered notes. The dollar- and sterling-denominated unregistered notes were issued at a discount of about $3.0 million and £1.5 million, respectively. The unregistered notes may be exchanged for the exchange notes offered in this exchange offer and we refer to the unregistered notes and the exchange notes as the “notes.” The notes mature on the tenth anniversary of their issuance, and interest is due each June 15 and December 15, beginning on June 15, 2005.

The notes are senior obligations of the issuer and rank equal in right of payment with all of its future debt. We have guaranteed the notes as a senior obligation ranking equal in right of payment with all of our existing and future senior debt. The notes are secured by certain assets of the company and the issuer including the capital stock of the issuer.

The notes were issued under an indenture which includes covenants and events of default that are customary for high-yield senior note issuances. For a description of some of these restrictive covenants and other provisions of the indenture, see “Material Contracts—The Indenture.” A loan or dividend payment by us to our parent and its affiliates is a restricted payment under the indenture governing the notes. Under the indenture such a restricted payment (i) may be made only if we are not at that time in default under the indenture and would be permitted at that time to incur additional indebtedness under the applicable debt incurrence test and (ii) subject to certain additional restrictions, is limited to 50% of our operating cash flow, as defined in the indenture. Under the terms of the indenture governing the mandatory convertible notes, loans made from us to our parent or its other subsidiaries must be subordinated to the payment of obligations under the mandatory convertible notes. The terms of any inter-company loan made by us to our parent or its other subsidiaries must be agreed by the board of directors of the company, including its independent members, who are also members of its audit committee. In addition, within 120 days after the end of the period beginning on December 23, 2004 and ending on December 31, 2005 and for each 12-month period thereafter, GCUK must offer to purchase a portion of the notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, with 50% of operating cash flow (as defined in the indenture) from that period. To the extent that noteholders do not fully participate in the repurchase offer, the loan or dividend of any remaining proceeds up to this additional 50% of operating cash flow (as defined in the indenture) to GCL and its affiliates will be permitted, subject to the limitations on restricted payments described above.

Under a registration rights agreement dated as of December 23, 2004, we agreed to file a registration statement with the SEC for an offer to exchange the notes for publicly tradable notes that have identical terms (except for terms concerning additional interest and transfer restrictions). Under the registration rights agreement, we are required to (a) no later than 180 days after the issue date of the notes, submit confidentially or file the exchange offer registration statement with the SEC; and (b) no later than 240 days after the issue date of the notes, use our reasonable best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act. The exchange notes together with the unregistered notes that remain outstanding after the completion of the exchange offer will be treated as a single class of debt securities under the indenture. We expect that the dollar-denominated exchange notes will be eligible for trading in the Private Offerings, Resales, and Trading through Automatic Linkages Market, commonly referred to as the Portal Market.

The STT Bridge Facility

On May 18, 2004, our parent company and we reached agreement with an STT affiliate to provide to us amounts aggregating $100.0 million in financing at specified dates under the STT bridge facility. We were the borrower under the STT bridge facility. On October 8, 2004, our parent company announced that it had entered into a restructuring agreement with certain affiliates of STT to restructure some of its debt, including its debt outstanding under the STT bridge facility. On October 8, 2004, under the terms of the restructuring agreement, STT agreed to increase the amount available under the STT bridge facility to $125.0 million on the same terms. The STT bridge facility was secured by a second priority lien on certain of our assets and a second priority pledge of our capital stock by BidCo. In addition, the STT bridge facility was guaranteed by GCL and each subsidiary that received an economic benefit from the loan proceeds.

The STT bridge facility originally matured on December 31, 2004 and initially bore interest at a rate equal to one-month LIBOR plus 9.9%. Every 90 days after the May 18, 2004 closing, the spread over LIBOR increased by 0.5%, and we were required to pay a 1.0% per annum fee on any undrawn portion of this facility.

We used the proceeds from the loans under the STT bridge facility to repay a portion of some amounts due to other group companies under outstanding inter-company loans, and the group companies then used these funds for general corporate purposes. For each drawdown we took on the STT bridge facility and repaid inter-company loans, our immediate parent company forgave a portion of these inter-company loans (which were payable on demand but which did not bear interest) as consideration for the interest we paid on the STT bridge facility.

On December 23, 2004, the company was recapitalized in connection with a restructuring plan completed by GCL to refinance its indebtedness. As part of the restructuring, the STT bridge facility was acquired by GCL. On the same date, the STT bridge facility was settled in connection with the offering of the notes.

Inter-company Debt

Prior to the year ended December 31, 2002, we funded our operations primarily through loans and cash advances from our parent and BidCo. These loans did not bear interest but were payable on demand. At December 31, 2003, the balance under these loans was £328.9 million. Throughout 2004, we made periodic repayments on these loans from cash on hand and operating cashflow (£73.0 million), proceeds from the STT bridge facility (£68.6 million) and from the notes (£122.7 million). Inter-company trading debts due to the company of £3.6 million were assigned against the loan and the balance remaining (£61.0 million) was waived resulting in a zero balance as at December 31, 2004.

Our Lease Obligations

Our lease obligations consist of finance leases and operating leases. We have three finance leases. The largest is with Network Rail, which covers fiber and equipment on the rail network. The aggregate amount due under this lease is £29.5 million. The second finance lease aggregates payments of £5.8 million and covers voice equipment supporting the FCO contract. The third finance lease aggregates payments of £4.3 million and covers some of our voice customers in addition to our own private branch exchanges, or PBXs.

Our operating leases cover both leases of real property and leases of equipment. The real property leases require us to make payments aggregating about £86.6 million. Substantially all of the remaining operating lease obligations relate to voice equipment.

Available Liquidity and Capital Resources Historically

Our liquidity requirements arise primarily from capital expenditures (including our capital leases) and, after our borrowing under the STT bridge facility and the notes, interest expense. To a lesser extent, we require liquidity to fund our working capital requirements. Since the second quarter of 2003, our cash flows from operations have been sufficient to meet our liquidity needs. Accordingly, we have periodically upstreamed a portion of our cash on hand and excess cash to our parent company and its affiliates, aggregating £19.4 million in 2003 and £264.3 million in 2004 (of which £73.0 million was from cash on hand and operating cash flow, £68.6 million was from the borrowings under the STT bridge facility and £122.7 million was from the offering of the notes).

Future Sources and Uses of Liquidity

We expect that our parent company will continue to use us as a source of funding for itself and its affiliates, subject to the covenants in the notes and restrictions under English law, and that we will continue, if approved by our board of directors, periodically to upstream our excess cash flow through loans or dividends. In view of the losses which we have accumulated, it will not be possible for us to pay dividends to our shareholder, an indirect subsidiary of our parent, until these losses have been reduced to the extent of any available profit. It is anticipated, therefore, that we will not be in a position to pay dividends for some time, and any funds to be upstreamed to our parent would be made by us by way of an inter-company loan. Our ability to upstream cash to our parent and its affiliates by an inter-company loan is restricted by the indenture governing the notes and by English law. These restrictions will limit the amount and terms relating to funds sent to our parent and its affiliates. The terms of any inter-company loan made by us to our parent or its subsidiaries will be determined by our board of directors, including our independent board members. The terms of the notes permit certain upstream payments including, subject to certain restrictions, upstreaming at least 50% of our operating cash flow, as defined in the indenture.

We expect to record significant interest expense in the future as a result of interest payable on the notes. However, the reduction in interest expense from the STT bridge facility will, to an extent, offset interest payable on the notes.

We expect that operating cash flow will suffice to permit us to service interest on the notes for a period of at least one year and to continue to upstream cash for use by our parent company and its affiliates.

Tabular Presentation of Cash Commitments at December 31, 2004

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Debt obligations (1)(2)	£447,913	£24,317	£48,634	£48,634	£326,328
Finance lease and hire purchase obligations	39,615	6,709	12,572	8,819	11,515
Operating lease obligations	139,007	21,463	34,973	30,022	52,549
Purchase obligations	97,133	30,711	37,659	22,028	6,735
Pension obligations	8,713	802	2,470	2,681	2,760

Total	£732,381	£84,002	£136,308	£112,184	£399,897

(1)	The amounts presented include both principal and interest. The principal repayment of the notes of approximately £208.8 million is included in the “More than 5 years” section of the table. The $200.0 million principal has been translated for all periods at the December 31, 2004 year-end rate of 1.926 US dollars to one pound sterling. The US dollar interest included in the period up to five years has been calculated using the swap rate of 1.945 US dollars for one pound sterling. The US dollar interest included in periods of more than five years has been calculated using the bond rate of 10.75% and has been translated at a rate of 1.926 US dollars to one pound sterling. The pound sterling interest has been calculated using the bond rate of 11.75%.

(2)	Under the indenture for the notes, within 120 days after the end of the period beginning on December 23, 2004 and ending on December 31, 2005 and each 12-month period thereafter, we must offer to purchase a portion of the notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date with 50% of the operating cash flow (as defined in the indenture) from that period. As this operating cash flow will vary from period to period and the repurchase is at the option of the noteholder, we cannot predict if any early purchases of the notes and related interest will occur.

Off-Balance Sheet Arrangements

We no longer guarantee any indebtedness of our parent company.

In December 2004, we entered into a five-year cross-currency swap transaction with an affiliate of Goldman, Sachs & Co. to minimize exposure to any dollar/sterling currency fluctuations related to interest payments on the dollar-denominated notes. In connection with the swap transaction, the affiliate of Goldman, Sachs & Co. was granted a security interest in the collateral securing the notes ranking equally with the security interest of the noteholders. The security interest secures all obligations owed to the affiliate of Goldman, Sachs & Co. if a default occurs on the swap transaction or if the swap transaction is terminated. Depending on prevailing currency exchange rates, these obligations may be substantial. Any proceeds resulting from the exercise of security interests in the collateral will be shared pro rata among it and the noteholders. The swap transaction converts the fixed 10.75% interest rate on the $200.0 million dollar-denominated notes to a fixed 11.65% interest rate on £102.8 million, which represents a foreign exchange rate of £1.00 = $1.945. However, we do not record the notional amounts of derivative instruments on the balance sheet. Instead, we record them at historical cost. The unrecognized liability on the swap as at December 31, 2004 was £2.4 million. Interest payable under the swap is recorded on an accruals basis at the contracted rate and is included in interest payable in the profit and loss account.

International Financial Reporting Standards

We intend to provide consolidated financial statements in accordance with IFRS for our financial year ending December 31, 2005 (and comparable IFRS information for the financial year ending December 31, 2004). We have initiated a project to manage the transition from UK GAAP to IFRS and have begun the process of interpreting the accounting standards that will apply from 2005 onwards, setting our future accounting policies in accordance with IFRS and identifying the detailed accounting and disclosure requirements that may necessitate changes to our financial information systems. We are currently not in a position to quantify the full effect of the differences between IFRS and UK GAAP on our results of operations or financial position.

Recently Issued US GAAP Accounting Pronouncements

In December 2004, the FASB issued revised SFAS No. 123R, “Share-Based Payment,” or SFAS No. 123R. SFAS No. 123R sets accounting requirements for “share-based” compensation to employees and requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation. SFAS No. 123R is effective in annual periods beginning after June 15, 2005. As we already follow the fair value provisions of SFAS No. 123, our adoption of SFAS No. 123R is not expected to have a material impact on our consolidated results of operations or financial position.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29,” or SFAS No. 153. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS No. 153 is to be applied prospectively for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. Our adoption of SFAS No. 153 is not expected to have a material impact on our consolidated results of operations or financial position.

Effect of Inflation

There have been no material effects of inflation on our results of operations.

Critical Accounting Policies

We prepare financial statements in conformity with UK GAAP, the application of which requires our management to make judgments, estimates and assumptions that affect the reported assets and liabilities at the date of the financial statements and turnover and expenses during the period.

Critical accounting policies are those that are the most important to the portrayal of our balance sheet, profit and loss and cash flows and require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Our management bases its estimates on historical experience and other assumptions that it believes are reasonable. We also prepare a reconciliation of our net profit/(loss) and equity shareholder’s deficit to US GAAP. Our critical accounting policies are discussed below and should be read in conjunction with our disclosure of significant accounting policies provided in note 26 to the financial statements and the US GAAP disclosures provided in note 26 to our financial statements.

Turnover and Related Provisions

Installation Turnover and Connection Costs

Installation turnover and the associated connection costs related to installation are recognized on a straight-line basis over the average contracted customer relationship (typically 24 months). In situations where the contracted period is significantly longer than the average, the actual contract term is used.

Provisions for Credit Notes

During each reporting period, we must make estimates for potential future sales credits to be issued in respect of current revenues, related to billing errors, service interruptions and customer disputes. We analyze historical credit activity and changes in customer demands related to current billing and service interruptions when evaluating our credit note provision requirements. We reserve for known billing errors and service interruptions as incurred. We review customer disputes and reserve against those we believe to be valid claims. We also estimate a general sales credit reserve related to unknown billing errors and disputes based on such historical credit activity. The determination of the sales credit and customer dispute credit reserve requirements involves significant estimation and assumption. The actual credit notes issued may deviate from this estimate due to changes in the underlying data. We review the estimates every period and may be required to adjust the estimate in a subsequent period. There have been no material adjustments in any of the periods presented. The provision for credit notes was £4.4 million and £3.7 million at December 31, 2003 and 2004, respectively. The expense recorded in the years ended December 31, 2002, 2003 and 2004 was £14.3 million, £7.4 million and £3.8 million, respectively.

Provisions for Bad Debts

During each reporting period, we make estimates for potential losses resulting from the inability of our customers to make required payments. The provision for bad debts was £1.5 million and £0.3 million as of December 31, 2003 and 2004, respectively. The bad debt expense for the years ended December 31, 2002, 2003 and 2004 was £1.1 million, £0.8 million and £0.3 million, respectively. We analyze our provision requirements using several factors, including the length of time the receivables are past due, changes in the customer’s creditworthiness, the customer’s payment history, the length of the customer’s relationship with us, the current economic climate, current industry trends and other relevant factors. We use a risk assessment scale of one to five for our carrier customers, and any with a rating of four and five have provisions set up for a portion of their outstanding balances based on aging of such balances. If a provision was set up against customers with a rating of three, it would increase our provision at December 31, 2004 by £0.1 million. In addition to this reserve calculation, a specific provision requirement review is performed on customer accounts with larger balances. Changes in the financial viability of significant customers, worsening of economic conditions and changes in our ability to meet service level requirements may require changes to our estimate of the recoverability of the receivables. In some cases receivables previously provided for are recovered through litigation and are recognized as a reduction in the bad debt expense in the period realized. Appropriate adjustments are recorded to the period in which these changes become known.

Cost of Access Accruals

Cost of access, our single largest expense amounting to approximately £126.7 million, £109.2 million and £88.5 million, or 48.3%, 37.9% and 32.8% of turnover for the years ended December 31, 2002, 2003 and 2004, respectively, is expensed as incurred. The recognition of these costs involves the use of various management estimates and assumptions and requires us to rely on non-financial systems. Consistent with other costs recorded in each reporting period, we incur a significant amount of services for which suppliers have not yet billed to us during that period. We therefore need to make significant estimates for our access costs, specifically regarding traffic, resulting in usage-based access costs. Our cost of access is primarily comprised of usage-based voice charges paid to other carriers to originate and/or terminate switched voice traffic, charges for leased lines for dedicated facilities and local loop (“last mile”) charges from both domestic and international carriers, along with internet peering charges incurred in transporting IP traffic and other enhanced services. The usage-based voice charges are a direct result of the traffic volume in the particular month for which we do not have invoices at the time of the close of our monthly reporting period. We use the minute volumes reported by internal usage reports from our switched network that feed into an internal access system, which also maintains our access supplier contract and tariff rates on a rate table to assist in estimating our usage-based access costs. Dedicated facility access costs are also estimated based on the number of circuits and the average circuit costs, based on our internal records, adjusted for contracted rate changes. Our management continuously monitors the accuracy of our systems to measure network volumes and track circuits, and our rate tables are updated frequently to maintain the accuracy of the rate structure we have with our access providers and per the current regulated tariff rates. After the invoices from access providers are paid (which can take 90 days to receive following the close of the monthly reporting period), we evaluate whether we require an aggregate adjustment to the total accrual. In some instances, we engage in a reconciliation process with the access providers in order to arrive at a mutual understanding of the appropriate level of charges. We typically maintain an accrual for the amount subject to dispute and generally withhold payment until the dispute is settled. Due to the complexity of the combination of changing regulations, pricing fluctuations, measuring traffic volumes and new supplier agreements, the estimates are subject to change. Changing regulations regarding access rules and related charges also create uncertainty regarding how the changes may impact the rate tables that we maintain internally. In spite of the difficulties involved in the estimation process, we believe we have established adequate access cost accruals due to our overall approach.

Valuation of Fixed Assets

We assess fixed assets that have finite useful economic lives for potential impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable or otherwise as required by accounting standards. Factors that would indicate potential impairment include the following:

•	significant under-performance relative to expected historical or projected future operating results;

•	significant changes in the use of its assets or the change in business strategy;

•	significant changes in technology and regulatory environments; and

•	significant negative industry or economic trends.

Recoverability of assets is measured under UK GAAP by a comparison of the carrying amount of an asset to its recoverable amount, calculated as the higher of the net selling price or the discounted future net cash flows expected to result from the use of the asset and its eventual disposition. Recoverability of assets is measured under US GAAP by a comparison of the carrying amount of an asset to the sum of the undiscounted identifiable cash flows expected to result from the use of the asset and its eventual disposition.

If the assets are considered to be impaired, the impairment recognized is measured under both UK GAAP and US GAAP as the amount by which the carrying amount of the assets exceeds the net realizable value of the assets and is recorded as a charge to operating income. The most significant estimates made in determining discounted future net cash flows include the selection of the appropriate discount rates, residual asset values, our estimated long-term growth rates and the number of years on which to base the cash flow projections. While we believe that our assumptions are appropriate, such estimated amounts could differ materially from what will actually occur in the future.

Based on our assessment of recoverability, we have no such impairments during the years ended December 31, 2002, 2003 and 2004.

Pension Benefits

Our employees participate in two occupational pension schemes: the Railways Pension Scheme, which is a defined benefit scheme; and the Global Crossing Pension Scheme, which has a defined contribution section and a defined benefit section. The company accounts for retirement benefits in accordance with, SSAP 24 “Accounting for Pension Costs,” or SSAP 24, and provides additional disclosures as required by UK GAAP FRS 17 “Retirement Benefits,” or FRS 17. Under US GAAP, pensions are accounted for in accordance with SFAS 87 “Employers’ Accounting for Pensions,” or SFAS 87.

The pension assets, liabilities and expense recorded are based on a number of actuarial assumptions. These assumptions include discount rate, the expected long-term rate of return on plan assets and inflation rates. The assumptions are based on current market conditions, historical information and consultation with and input from our actuaries. These assumptions are reviewed triennially for SSAP 24 and annually for FRS 17 and SFAS 87. While we believe that the assumptions we use are appropriate based on available information, these assumptions may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter lives of participants. These differences may result in a significant impact on the amount of our future pension expense and resulting asset or liability.

Income Taxes

We have significant deferred assets related primarily to net operating losses, or NOLs. The realization of these assets is not assured and depends on sufficient taxable income being generated in the future. Our management has exercised judgment in determining the extent of the realization of these losses based upon estimates of future taxable income. Where we expect that, on the balance of probabilities, there will not be sufficient taxable profits to use these NOLs, the asset has not been recorded. If actual events differ from our management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the realizability of these estimates could materially impact our financial position and results of operations. At December 31, 2003, no deferred tax assets were recognized due to uncertainty surrounding the realization of those assets. At December 31, 2004, we recognized £5.1 million of deferred tax assets under UK GAAP and £9.2 million under US GAAP due to changes in our estimates of future tax profitability and continuing evidence of sustained profitability. Due to the push-down of the fresh start accounting applied at GCL, the recognition of these deferred tax assets did not result in a deferred tax benefit, but rather was recorded as reductions to intangible assets and equity.

At December 31, 2004, we had gross deferred tax assets of £76.4 million and £66.4 million under both UK and US GAAP, respectively, which we did not recognize on the balance sheet due to insufficient positive evidence of the future realization of those assets.

Change of Accountants

Deloitte & Touche LLP informed us that it was not seeking reappointment as our principal accountants for any periods subsequent to December 31, 2003 and, as such, has performed no audit or review procedures for any period subsequent to December 31, 2003. On December 14, 2004, Deloitte & Touche LLP resigned as our principal accountant. On December 15, 2004, Ernst & Young was engaged by us and the issuer as auditors.

During the three most recent fiscal years, none of the reports on our financial statements contained an adverse opinion or a disclaimer of opinion, or were qualified as to audit scope or accounting principles. These reports were, however, modified for an explanatory note on our ability to continue as a going concern. During the reporting periods, there were no matters of disagreement with Deloitte & Touche on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the satisfaction of Deloitte & Touche, would have caused Deloitte & Touche to make a reference to it in its reports on the financial statements. During the reporting period, there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K. During the fiscal years ended December 31, 2002 and 2003 and through the date of this prospectus, neither we nor anyone acting on our behalf consulted Ernst & Young regarding any matter described in Item 304(a)(2)(i) or (ii) of Regulation S-K of the SEC.

Controls and Procedures

Review of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by a public company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include many aspects of internal control over financial reporting.

Although GCUK is not currently subject to Rule 13a-15 under the Exchange Act, in connection with the preparation of this prospectus we have conducted a preliminary review of the effectiveness of our disclosure controls and procedures. As part of this review, we considered the evaluation by our parent company of the disclosure controls and procedures of the GC Group, including ourselves, as discussed in Amendment No. 1 to GCL’s 2004 annual report filed on Form 10-K/A on April 28, 2005. We also considered the matters discussed below relating to internal control over financial reporting that arose in connection with the audit of GCUK’s 2004 financial statements which are included elsewhere in this prospectus. Based upon this review, we have concluded that our disclosure controls and procedures were not effective at a reasonable level of assurance as of December 31, 2004.

Review of Internal Control over Financial Reporting

Our management assumes responsibility for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act. Those rules define internal control over financial reporting as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

•	Provide reasonable assurance that transactions are recorded as necessary to permit financial statements to be prepared in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•	Provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting cannot provide absolute assurance of the prevention or detection of misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Effective for the year ended December 31, 2006, under Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404, and Item 308 of the SEC’s Regulation S-K, we expect that our management will be required to assess the effectiveness of the company’s internal control over financial reporting. We also expect that our independent registered public accounting firm will be required to provide an audit report containing their opinions on the effectiveness of the company’s internal control over financial reporting and management’s assessment of it. However, GCL, our parent company, was required for the year ended December 31, 2004 to adhere to the requirements of SOX 404 and Item 308 of Regulation S-K. Accordingly, GCL conducted an evaluation of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO Criteria. We participated in GCL’s evaluation insofar as it encompassed the operations of GCUK.

In its evaluation, GCL identified two material weaknesses in its internal control over financial reporting as of December 31, 2004. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles so that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. The material weaknesses identified by GCL are summarized as follows:

•	GCL did not maintain appropriate control over non-routine processes, estimation processes and account reconciliations in the overall financial close process. This resulted in significant audit adjustments by its independent registered public accounting firm during the course of the year. The material weakness resulted from the following significant deficiencies: (1) diverse billing and general ledger systems not being properly integrated with each other and requiring significant manual intervention; (2) insufficient supervision of accounting personnel and insufficient review of account reconciliations; (3) several instances of amounts recorded not being substantiated by detailed and documented support; and (4) accounting personnel being unable to substantiate recorded amounts in certain cases.

•	GCL did not maintain appropriate control over the estimation processes for the allowance for bad debt and sales credits. The process deficiencies related to supervision of and communications among accounting personnel responsible for the establishment of these allowances, and lack of integration among the systems used in the aging of accounts receivable.

In light of the material weaknesses described above, GCL concluded that it did not maintain effective control over financial reporting based upon the COSO Criteria.

As GCUK is subject to a shared control environment with GCL, certain of the above-described control issues that apply to GCL also apply to GCUK. In addition, in connection with its audit of our 2004 financial statements included elsewhere in this prospectus, Ernst & Young identified the following control issues specific to GCUK:

•	GCUK prepares no standalone monthly management accounts in UK GAAP with relevant commentary and analysis for senior management. The preparation of such standalone accounts, in addition to the monthly accounts GCUK provides to GCL management in US GAAP, would facilitate more effective monitoring of GCUK’s business and financial reporting;

•	GCUK lacks adequate staffing resources in some areas of its business, including billing and revenue assurance and general finance; and

•	GCUK’s financial function has limited IFRS experience, which experience will be necessary as GCUK transitions from UK GAAP to IFRS reporting.

Given that GCUK is subject to a shared control environment with GCL, and in light of the above-described control issues specific to GCUK, we have concluded that GCUK had a material weakness in its internal control over financial reporting for its overall financial close process as of December 31, 2004, with which Ernst & Young concurs.

Ernst & Young has advised us that the internal control issues referred to above did not affect its unqualified report on our financial statements as of December 31, 2004 and for the year then ended included in this prospectus. Deloitte & Touche LLP also agreed to include in this prospectus its unqualified report on our financial statements as of December 31, 2003 and for the years ended December 31, 2002 and December 31, 2003.

Management’s Remediation Plans

In response to the material weaknesses in GCL’s internal control over financial reporting described above, GCL has implemented some remediation measures, and is in the process of creating and implementing additional remediation plans. These remediation activities, some of which involve the participation of GCUK, include the following:

•	The hiring of William I. Lees, Jr., an executive with accounting and financial management expertise, to serve as Chief Accounting Officer of GCL. The principal responsibility of the position is to oversee all accounting and financial reporting matters for the GC Group.

•	The hiring of William Ginn, an executive with accounting and financial management expertise, to serve as principal financial officer for GCUK. This is a new position created to oversee all accounting and financial reporting matters for GCUK.

•	An assessment of the worldwide accounting organization in order to develop detailed improvement plans, including the addition of experienced accounting personnel to provide additional oversight and supervision within the finance organization.

•	The initiation of programs providing ongoing training and professional education and development plans for the accounting organization and improving internal communications procedures.

•	The establishment of written policies and procedures to ensure that account reconciliations and amounts recorded are substantiated by detailed and contemporaneous documentary support.

•	The identification of IT strategies to further automate and integrate, and thereby improve, the reporting processes and systems by removing unnecessary manual interfaces.

GCL expects to finish implementing the measures necessary to remediate the above-described material weaknesses in GCL’s internal control over financial reporting by the end of the third quarter of 2005. We believe that implementing these remediation measures by the GC Group will also significantly enhance GCUK’s internal control over financial reporting.

In anticipation of the financial reporting obligations of GCUK and to address issues affecting internal controls that were identified at the time the offering of the unregistered notes by GCUK in December 2004 was consummated, we at such time announced our intention to pursue certain remedial actions. We have made significant progress in implementing such remedial actions, as detailed below.

•	We hired William Ginn in the second quarter of 2005 to serve as GCUK’s principal financial officer.

•	We are in the process of recruiting additional full-time accountants and, in the interim, we have seconded consultants to assist our finance organization.

•	In June 2005, we appointed two independent directors, John Hughes and Richard Atkins, to the GCUK board of directors and established an audit committee composed of a majority of independent directors.

•	We are implementing a new financial reporting application and expect to complete such implementation in early 2006.

In order to ensure that all internal control issues described above that are specific to GCUK are appropriately addressed, the following additional remediation plans are being implemented:

•	We expect to begin preparing for our senior management standalone monthly management accounts in UK GAAP (with reconciliations to US GAAP accounts), together with relevant commentary and analysis, later in 2005.

•	We will ensure that GCL’s assessment of the worldwide finance organization and planned ongoing training and professional education and development plans include the enhancing the IFRS experience at GCUK so that we are appropriately prepared for the transition to IFRS reporting.

Changes in Internal Control over Financial Reporting

During the year ended December 2004, the following changes were made to GCUK’s internal control over financial reporting:

•	implemented additional controls to reduce risk from segregation of duties issues;

•	established a security committee which vets and agrees all key actions which might have an impact on GCUK’s business;

•	took steps to strengthen and standardize controls over access to sensitive systems, including implementing new security tools and procedures;

•	developed and tested a contingency plan using back-up hardware and periodic software to ensure continuity of some outdated financial applications; and

•	developed comprehensive documentation for information technology policies.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks arising from adverse changes in market rates and prices, such as foreign currency rates and interest rates. Our treasury activities, including an assessment of our market risks, are controlled by our treasury function and are based on policies and procedures approved by our board of directors. We do not enter into derivatives or other financial instruments to manage our exposure to these risks or for trading or speculative purposes. We have not historically engaged in hedging activities because we have not had significant liabilities in currencies other than the pound sterling (except for a non-interest-bearing inter-company loan repaid in 2003 and the STT bridge facility, which was drawn down and extinguished in 2004). Nor have we had significant trading activities in currencies other than the pound sterling. We entered into a hedging arrangement for the amount of the coupon payments of our dollar-denominated notes in order to hedge the effect of dollar/sterling currency fluctuations with respect to the first five years’ interest payments due on those notes. We may also enter into derivative financial instruments in future periods if we believe that it is an appropriate way to manage our market risks.

Foreign Exchange Risk

We operate primarily in the United Kingdom and more than 95% of our invoices are denominated in our functional currency. Approximately half of our debt is denominated in US dollars. Substantially all of our remaining assets and liabilities, excluding our obligations to other group companies and short-term financing, are denominated in our functional currency.

At December 31, 2004, we had £103.8 million ($200.0 million) of obligations outstanding under the US dollar-denominated notes. A 10% weakening in sterling against the US dollar would result in a foreign currency loss of £11.5 million.

We entered into a five-year cross-currency interest rate swap transaction with an affiliate of Goldman, Sachs & Co. to minimize exposure to any dollar/sterling currency fluctuations on interest payments on the dollar-denominated ($200 million) notes. The swap transaction converts the US dollar currency rate on interest payments to a specified pound sterling amount. At December 31, 2004 there was an unrecognized liability of £2.4 million on the swap.

As of December 31, 2003 and December 31, 2004, we had net payables of £31.4 million and £14.3 million, respectively, in currencies other than pounds sterling. In the years ended December 31, 2003 and 2004, we recognized a foreign currency gain of £5.5 million and £6.0 million, respectively, on our non-functional currency net payables and loans. A 10% weaker rate of sterling against the dollar and other currencies would result in a foreign currency gain of £2.9 million and £1.5 million, respectively.

Interest Rate Risk

We are subject to interest rate risk on our finance leases and hire purchase obligations, which were £42.9 million and £39.6 million at December 31, 2003 and December 31, 2004, respectively. During the year ended December 31, 2004, the STT bridge facility was subject to interest rate risk. The interest rate for this debt was initially set at one-month LIBOR plus 9.9%. Every 90 days after the May 18, 2004 closing, the spread over LIBOR increased by 0.5% and we were required to pay a 1.0% per annum fee on any undrawn portion of this facility. Due to the short-term nature of the facility, we did not enter into any financial instrument to mitigate the risk.

As part of GCL’s recapitalization plan completed on December 23, 2004, our parent company acquired this debt and it was subsequently settled and repaid.

Interest on the notes is fixed and payable semiannually. The dollar-denominated notes bear interest at 10.75% and the sterling-denominated notes bear interest at a rate of 11.75%. If market interest rates were to decrease substantially below the fixed rates, we would be incurring above-market interest expense.

Recent Developments

First quarter 2005 Highlights

Margin Improvement

Gross profit margins, defined as turnover less cost of sales, increased to 30.1% in the first quarter of 2005 from 25.6% in the same period in 2004. This was largely as a result of our continued focus on reducing cost of access costs which were £18.5 million in the three months ended March 31, 2005 and represented 30.6% of turnover compared with £24.6 million and 36.3% of turnover in the same period in 2004.

Pricing and Volume Trends

The telecommunications services market in the UK remains highly competitive but pricing pressure is less pronounced in the managed services area than the other areas in which we operate. Rates have been reduced on a per unit basis in some areas but we have generally been able to maintain our turnover levels by increasing capacity and the number of services provided.

In our carrier business, we have focused on higher margin services and so have reduced our voice business where there is an overall over capacity in the market.

Customer Wins

We have won new contracts in the quarter, the most important of these being a 7 year, £56 million contract with the British Council.

Customer Losses

We have lost two contracts, one with the Royal Bank of Scotland and the other with BT Global Solutions, or BT, since the end of 2004 but neither of these was due to competitive pressures. In addition, the Department of Work and Pensions and Fujitsu have notified us that they will be discontinuing the purchase of certain of our data services. However, this is in line with expectations and as previously reported.

Update of Critical Accounting Policies

Management believes there have been no significant changes regarding our critical accounting policies since the year ended December 31, 2004, except for our policy related to pensions described below. For a discussion of our other critical accounting policies, see “—Critical Accounting Policies.”

Pension Benefits

Our employees participate in two occupational pension schemes: the Railways Pension Scheme, which is a defined benefit scheme; and the Global Crossing Pension Scheme, which has a defined contribution section and a defined benefit section. We previously accounted for retirement benefits in accordance with, Statement of Standard Accounting Practice SSAP 24 “Accounting for Pension Costs,” or SSAP 24. The company adopted the provisions of Financial Reporting Standard, or FRS, “Retirement Benefits,” or FRS 17 at January 1, 2005. Under US GAAP, pensions are accounted for in accordance with SFAS 87 “Employers’ Accounting for Pensions,” or SFAS 87.

FRS 17 replaces the use of the actuarial values for assessing pension costs under SSAP 24 in favor of a market-based approach. In order to cope with the volatility inherent in this measurement basis, FRS 17 requires that the profit and loss account shows the relatively stable ongoing service cost, the expected return on assets and the interest on the liabilities. Differences between expected and actual returns on assets, and the impact on the liabilities of changes in the assumptions, are reflected in the statement of total recognized gains and losses.

The pension assets, liabilities and expense recorded are based on a number of actuarial assumptions. These assumptions include discount rate, the expected long-term rate of return on plan assets and inflation rates. The assumptions are based on current market conditions, historical information and consultation with and input from our actuaries. These assumptions are reviewed annually for FRS 17 and SFAS 87, which differs from the triennially reviews used under SSAP 24. While we believe that the assumptions we used are appropriate based on available information, these assumptions may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter lives of participants. These differences may result in a significant impact on the amount of our future pension expenses and resulting asset or liability.

International Financial Reporting Standards

We intend to provide consolidated financial statements in accordance with IFRS for our annual report for the year ending December 31, 2005. We have initiated a project to manage the transition from UK GAAP to IFRS and have begun the process of interpreting the applicable accounting standards, setting our future accounting policies in accordance with IFRS and identifying the detailed accounting and disclosure requirements that may necessitate changes to our financial information systems. As this project is still ongoing, we are not in a position to quantify the full effect of the differences between IFRS and UK GAAP on our results or financial position.

Recently Adopted UK GAAP Accounting Standards

FRS 17 was issued in November 2000, and the company adopted its provisions on January 1, 2005. Upon adoption, the company is required to recognize the value of the scheme assets at fair value and recognize actuarial gains and losses immediately through the consolidated statements of total recognized gains and losses. The impact of FRS 17 is further explained in Note 4 to the unaudited condensed consolidated financial statements. Given the immateriality of the cumulative adjustments and of the impact on each prior period, and the significant cost of achieving audited financial statements which reflect a retroactive adoption of FRS 17 through restatement for the comparative years ended December 31, 2002 and 2003, the company has not restated prior periods. The consolidated financial statements for the year ended December 31, 2005 will be prepared on the basis of IFRS.

FRS 26 “Financial Instruments: Measurement,” or FRS 26 and FRS 25 “Financial Instruments: Disclosure and Presentation,” or FRS 25 were issued in December 2004. We adopted the provisions of FRS 26 and FRS 25 at January 1, 2005. Upon adoption of FRS 26, the company was required to record its derivative instruments at fair value as either assets or liabilities on its balance sheets. Changes in the fair values of derivative instruments that are not designated as hedges and/or any ineffective portion of hedges is required to be recognized in the company’s consolidated profit and loss accounts in the current period. Changes in the fair values of the derivative instruments used effectively as fair value hedges are required to be recognized in the consolidated profit and loss accounts, offset by the change in the value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are required to be reported in the consolidated statements of total recognized gains and losses and to be recognized in the consolidated profit and loss accounts when the hedged item is recognized in the consolidated profit and loss accounts. FRS 25 will be applied in presenting and disclosing information about all types of financial instruments, both recognized and unrecognized. The adoption of FRS 26 has not had a material impact on the company’s results of operations. The adoption has had a material impact on the company’s financial position. The impact is further explained in Note 4 to the unaudited interim financial statements. Comparatives in the condensed consolidated financial statements have been restated on a basis that is consistent with FRS 26 as adopted on January 1, 2005. The consolidated financial statements at December 31, 2004 have not been restated as implementation of FRS 26 prior to January 1, 2005 is not permitted. The adoption of FRS 25 had no impact on the reported results in the comparative period.

FRS 23 “Effects of Changes in Foreign Exchange Rates,” or FRS 23 was also issued in December 2004. We also adopted the provisions of FRS 23 at January 1, 2005. FRS 23 prescribes how a company should include foreign currency transactions and foreign operations in their financial statements and how it should translate financial statements into a presentation currency. The adoption of FRS 23 has not had a material impact on our results of operations or its financial position.

Results of Operations

The following table summarizes our profit and loss accounts for the three months ended March 31, 2004 and 2005.

	Three months ended March 31,
	2004	2005
	(in thousands)
Turnover	£67,798	£60,404
Cost of sales	(50,417)	(42,230)

Gross profit	17,381	18,174

Operating expenses:
Distribution costs	(2,785)	(2,552)
Administrative expenses	(12,305)	(17,403)

	(15,090)	(19,955)

Operating profit/(loss)	2,291	(1,781)

Finance charges, net	(2,423)	(7,123)
Taxation on loss on ordinary activities	—	3,285

Loss	£(132)	£(5,619)

The following table presents our profit and loss accounts for the three months ended March 31, 2004 and March 31, 2005, as a percentage of turnover:

	Three months ended March 31,
	2004	2005
Turnover	100.0%	100.0%
Cost of sales	(74.4)%	(69.9)%

Gross profit	25.6%	30.1%

Distribution costs	(4.1)%	(4.2)%
Administrative expenses	(18.1)%	(28.8)%

	(22.3)%	(33.0)%

Operating profit/(loss)	3.4%	(3.0)%

Finance charges, net	(3.6)%	(11.8)%

Taxation on loss on ordinary activities	(0.0)%	5.5%

Loss for the period	(0.2)%	(9.3)%

Turnover

	Three months ended March 31,
	2004	2005	Change	% Change
	(in thousands)
Commercial enterprise	£57,446	£55,867	£(1,579)	(2.8)%
Carrier	10,050	4,537	(5,513)	(54.9)%
Inter-company	302	—	(302)	(100.0)%

Total	£67,798	£60,404	£(7,394)	(10.9)%

The overall decrease in commercial enterprise turnover between the first quarter of 2004 compared with the same period in 2005 was primarily due to decreases in turnover from BT and the Royal Bank of Scotland who discontinued their voice and data services with us from the end of 2004. We have also experienced a decline in turnover from HMCE and the UK Government’s Department of Work and Pensions due to their transition to alternative service providers. In addition, the Foreign and Commonwealth Office’s 2004 “value review” has led to a reduction in revenues in the first quarter of 2005 when compared with the same period in 2004. These turnover decreases were partially offset by an increase in revenue streams from one of our other key commercial enterprise customers.

The primary reason for the decrease in carrier turnover was as a result of the downsizing of our carrier voice business through pricing actions designed to maintain gross margins. This accounted for most of the reduction whilst the remainder was due to the loss of a data contract part way through 2004.

Cost of Sales

	Three months ended March 31,
	2004	2005	Change	% Change
	(in thousands)
Cost of access	£24,597	£18,510	£(6,087)	(24.7)%
Customer-specific costs(1)	7,943	7,092	(851)	(10.7)%
Depreciation and amortization	12,684	11,883	(801)	(6.3)%
Third-party maintenance	5,193	4,745	(448)	(8.6)%

	£50,417	£42,230	£(8,187)	(16.2)%

(1)	For operating leases and cost-plus arrangements only.

The decrease in our cost of sales is primarily attributable to our ability to manage our cost of access, decreasing it from 36.3% of turnover to 30.6% of turnover between the three-month periods ended March 31, 2004 and March 31, 2005. This change resulted mostly from lower carrier volumes, lower mobile phone rates as a result of the Office of Communication’s decision to order mobile phone companies to reduce their charges, and reduced BT line rentals as a result of the wholesale pricing change affected by the move to partial private circuits. Customer-specific costs reduced primarily as a result of the loss of a carrier revenue contract in mid 2004 whilst there were decreases in depreciation and amortization due to the write-off of excess connection costs during the three months ended March 31, 2004. Maintenance costs decreased mainly because of a renegotiated maintenance contract.

Operating Expenses

Distribution Costs

	Three months ended March 31,
	2004	2005	Change	% Change
	(in thousands)
Staff costs	£2,731	£2,379	£(352)	(12.9)%
Other	43	24	(19)	(44.2)%
Advertising and marketing	11	149	138	1,254.5%

	£2,785	£2,552	£(233)	(8.4)%

The reduction in our distribution costs was due to reduced staffing levels and lower bonuses.

Administrative Expenses

	Three months ended March 31,
	2004	2005	Change	% Change
	(in thousands)
Staff costs	£6,815	£6,564	£(251)	(3.7)%
Professional services	520	904	384	73.8%
Office expenses and facilities costs	4,509	4,775	266	5.9%
Depreciation	344	352	8	2.3%
Foreign exchange movements	(2,594)	2,676	5,270	(203.2)%
Management fee	3,275	2,574	(701)	(21.4)%
Restructuring charges	(953)	(210)	743	(78.0)%
Other	389	(232)	(621)	(159.6)%

	£12,305	£17,403	£5,098	41.4%

The increase in our administrative expenses in the first quarter of 2005 compared to the same period in 2004 was primarily due to unfavorable movements in foreign exchange rates resulting in a £2.7 million loss on our dollar-denominated bonds during 2005, as compared with a gain of £2.5 million non-sterling denominated inter-company balances during 2004. We also incurred additional professional services costs, largely accounting and consulting fees, during the three months ended March 31, 2005 due to our increased external reporting requirements. There was also a reduction in the credit relating to restructuring due to a change in our sublease assumptions. These increases were partially offset by a £0.7 million lower management fee due to reduced head-office costs, and the absence in 2005 of severance costs of £0.5 million.

Finance Charges, net. The increase in the first quarter of 2005 compared to the same period in 2004 was primarily due to £6.1 million of interest on the senior secured notes which were issued on December 23, 2004, partially offset by a £1.6 million decrease in interest on finance leases as a result of a decreased number of finance leases in 2005.

Taxation on loss on ordinary activities. For the three months ended March 31, 2004, no deferred tax asset was recognized due to the company’s history of losses and uncertainty at that date of future taxable profits. At the end of 2004, the company reassessed the position and recognized a £5.1m deferred tax asset due to sufficient positive evidence of the future realization of those assets. At March 31, 2005, the company recorded a tax benefit of £3.2 million, comprising £1.1 million additional deferred tax asset and £2.2 million tax benefit on the first quarter’s losses that are expected to be utilized during the remainder of 2005.

Liquidity and Capital Resources

At March 31, 2005, we had net current assets of £10.3 million and £22.4 million of cash at bank and in hand and short term cash deposits as compared to net current assets of £10.8 million and £21.2 million of cash at bank and in hand and short term cash deposits at December 31, 2004.

Our liquidity requirements arise primarily from capital expenditures, interest expense, and to a lesser extent, working capital requirements. Since the second quarter of 2003, our cash flows from operations have been sufficient to meet our liquidity needs. Accordingly, we have periodically upstreamed a portion of our cash on hand and excess cash to our parent company and its affiliates, aggregating £22.7 million during the three months ended March 31, 2004 and zero during the three months ended March 31, 2005 due to the restrictions placed on us by the indenture governing our notes. We expect that our parent company will continue to use us as a source of funding for itself and its affiliates, subject to the covenants in the indenture and restrictions under English law, and that we will continue, if approved by our board of directors, to periodically upstream our excess cash flow through loans or dividends. In view of the losses that we have accumulated, it will not be possible for us to pay dividends to our shareholder, an indirect subsidiary of our parent, until such time as these losses have been reduced to the extent of any available profit. It is anticipated, therefore, that we will not be in a position to pay dividends for some time, and any funds to be upstreamed to our parent would be made by us by way of an inter-company loan. Our ability to upstream cash to our parent and its affiliates by an inter-company loan is restricted by the indenture and by English law. These restrictions limit the amount and terms relating to funds sent to our parent and its affiliates. The terms of any inter-company loan made by us to our parent or its subsidiaries will be determined by our board of directors, including our independent board members. The terms of the notes permit certain upstream payments including, subject to certain restrictions, upstreaming at least 50% of our operating cash flow, as defined in the indenture governing the notes.

Cash Flow

Net Cash Flow from Operating Activities

Our cash inflow/(outflow) before changes in working capital was £11.4 million in the three months ended March 31, 2004 and £9.9 million in the three months ended March 31, 2005. These were impacted primarily by the change in operating profit between the periods together with a higher depreciation charge in the most recent period. Working capital usage was similar in each period, being £4.3 million in the first quarter of 2005 compared with £5.1 million in the first quarter of 2004.

Returns on Investment and Servicing of Finance

We pay interest on our finance leases and the notes and receive interest income on our cash balance and on our own finance leases. Interest expense fluctuates from period to period as additional assets are covered by our finance leases and as current leases expire.

Capital Expenditure

In the next few years we expect to continue to pursue a focused and disciplined capital expenditure program. We plan to maintain and enhance our existing network in order to improve our services and to meet customer requirements. We anticipate that our capital expenditures for the medium term will consist almost exclusively of product development related expenditures tied to turnover growth (for example, investments in customer premises equipment) and maintenance expenses. However, we may have to increase our expenditures as a result of regulatory requirements or to keep up with technological innovations implemented by our competitors. Amounts spent in the first quarter of 2005 (£2.5 million) were in line with expenditure in the first quarter of 2004 (£2.7 million).

Financing

We finance our operations out of operating cash flows, finance leases and, in the past, loans from group companies. As our business continued to generate more cash in the first three months of 2004, we were able to repay £22.7 million of those loans, contributing to a net financing cash outflow of £23.3 million in that period. All inter-company loans were either repaid or waived by the end of 2004 and the only financing movements during the first quarter of 2005 have been related to finance leases, leading to a net financing outflow of £1.5 million.

Indebtedness

At March 31, 2005, we had £197.7 million of outstanding indebtedness related to the notes, which were issued on December 23, 3004. We did not incur any new indebtedness during the three months ended Mach 31, 2005. We are in compliance with all covenants under the indenture governing the notes.

Inter-company Debt

Prior to the year ended December 31, 2002, we funded our operations primarily through loans and cash advances from our parent and BidCo. These loans did not bear interest but were payable on demand. At December 31, 2003, the balance under these loans was £328.9 million. Throughout 2004, we made periodic repayments on these loans from cash on hand and operating cashflow (£73.0 million), proceeds from the STT bridge facility (£68.6 million) and from the notes (£122.7 million). Inter-company trading debts due to the company of £3.6 million were assigned against the loan and the balance remaining (£61.0 million) was waived resulting in a zero balance as at December 31, 2004 and March 31, 2005.

Lease Obligations

Our lease obligations consist of finance leases and operating leases. We have three finance leases, the largest with Network Rail, which covers fiber and equipment on the rail network. The aggregate amount due under this lease is £29.5 million. The second finance lease aggregates payments of £5.7 million and covers voice equipment supporting the Foreign & Commonwealth Office contract. The third finance lease aggregates payments of £4.4 million and covers some of our voice customers in addition to our own private branch exchanges.

Our operating leases cover both leases of real property and leases of equipment. The real property leases require us to make payments aggregating approximately £84.4 million through 2025. Substantially all of the remaining operating lease obligations relate to voice equipment.

Off-Balance Sheet Arrangements

We no longer guarantee any indebtedness of our parent company.

Due to the adoption of FRS 26 during the three months ended March 31, 2005, our five-year cross currency interest rate swap transaction is recorded as a liability on our balance sheet.

Contractual Obligations

There has been no material change to our contractual cash commitments during the three months ended March 31, 2005.

Material Developments in the Business

There have been several material developments in the first three months of 2005 that could not have been anticipated. The market remains aggressive in the UK for most telecommunications services, but less so in the area of managed services than for other services we offer. We have suffered two significant contract losses, in Royal Bank of Scotland and BT Global Solutions, but in both cases these were not lost to competitive pressure. Where rates are being reduced on a per unit basis we are still able, on the whole, to maintain overall turnover by selling higher capacity or additional services. We have been successful in securing a new £56 million, 7 year contract with British Council, and have a number of other large multi-year managed services deals in the pipeline. Turnover from these will start to be recognized later in 2005 as services are provisioned.

We are closely tracking the developments at BT as they start to assign contracts for the 21st Century Network, or 21CN, build out. We see this as a positive development as it will assist us in developing the kind of business that we focus on in the UK. On July 4, 2005, a BT statement indicated that the roll-out of end user services delivered over their 21CN is to commence during the second half of 2006.

On the regulatory front we see a continued high level of activity with the conclusion of the Telecom Strategic Review, or TSR, expected soon, and indications are that we will not be disadvantaged by its outcome. The determination of the TSR, with respect to regulation of BT and its products including the 21CN, will have significance for the industry in general and Global Crossing in particular.

Update of Disclosure Controls and Procedures

Although we are not currently subject to Rule 13a-15 under the Exchange Act, in connection with the preparation of our quarterly report we evaluated the effectiveness of our disclosure controls and procedures. As part of such review, we considered the evaluation by our parent company of the disclosure controls and procedures of the group companies and have concluded that our disclosure controls and procedures were not effective at a reasonable assurance level as of March 31, 2005 due to deficiencies in our internal control over financial reporting. These deficiencies and our remediation plan are further described in “Controls and Procedures.”

There were no material changes in our internal control over financial reporting during the first quarter of 2005.

INDUSTRY

Developments within the Telecommunications Industry

Historically, the majority of telecommunications networks supported voice calls and were built with copper wires used for point-to-point voice connectivity, interconnected with basic switching systems. These networks were designed to carry voice calls in their native analogue form and had limited capability. For increased efficiency the voice signals were digitized and multiplexed together for higher-speed transmission over optical fibers. The process of multiplexing was basic, allocating a fixed amount of the available network resource to each signal, but it still increased flexibility by allowing low-speed digital signals to be combined with the digitized voice signals for transmission over optical fibers.

The development of complex digital applications—for example the exchange of information over the internet, business transactions using e-commerce and video streaming services, together with the increased connectivity opportunities as more and more users subscribe to internet-based services, has driven modern network operators to develop much higher speeds of connectivity and advanced protocols for managing the interconnection of individual applications.

Competitors in the industry now seek to increase efficiency and flexibility, using the principle of “convergence” for all switching and transmission applications based on the “packet” principle. Complex digital applications use the packet principle to divide up information into manageable packets, then combine the packets from several applications together for high-speed transmission. This packet principle can be applied to all digital applications and extended to digitized voice signals, thereby “converging” in a common packet-based switching and transmission network. The protocol used to manage the interconnection of these packets is IP, which has been accepted as the industry standard.

This principle of convergence is a common development across the core of most operators’ networks. Access to these networks from customers is achieved through a number of different methods and technologies. Copper networks are still used with advanced modulating techniques, known as broadband, to support high-speed digital access. The incumbent operators generally have control over the copper networks. Because it is cost prohibitive for the newer operators to develop copper networks, various regulatory rulings are used to enable wider access to the copper network. Alternatively, wireless is becoming an increasingly attractive method for network access, for mobile access and fixed, high-speed access, such as the new WI-FI “hot-spots.”

Key Industry Sectors

The telecommunications market generally consists of four basic sectors:

•	long-distance services;

•	local exchange services;

•	wireless services; and

•	data/managed network services.

Telecommunications providers will offer one or more of these services to business or consumer segments.

Several telecommunications carriers focus on providing traditional voice and data services to business and residential customers. Long-distance carriers, on the other hand, primarily provide only the connection between two local networks, transferring voice transmissions over a larger, interconnected regional or national network. Local exchange services carriers may provide traditional voice services that connect end-user customers within a designated local area, and these carriers often provide the local portion of most long-distance calls or the broadband connections. Many telecommunications providers provide both local and long-distance services.

Wireless carriers transmit voice and data transmissions made through a wireless network to a mobile phone or other mobile device, such as a laptop computer enabled with WI-FI.

Some telecommunications providers, including us, have built and operate networks to support efficiently the developing trend in demand for increasingly complex digital applications, and to continue to provide voice services, through solutions employing the principles of converged networks. The efficiency and inherent flexibility of a converged network means that network services can be grouped and managed to provide a customer-specific solution. Customers of managed services typically include multinational corporations, government agencies or other large organizations.

Network Technology for Managed Services

Managed services have been available for some time, but were generally limited to managed data wide area networks, or data WAN, with modest facilities for voice calls. The technology traditionally used for these early managed services was ATM and frame relay, and these networks still predominate in the industry. ATM and frame relay networks use packet-switching technology to transmit both data and voice. Packet switching divides information such as voice, video or data into bits of data that are packaged into data cells. Cells are routed between local networks using ATM technology, which organizes the cells and transmits them over a common network to another end-point based on specifications coded onto the cells.

Most telecommunications carriers with this type of network deploy multi-platform switches for both frame relay and ATM. These multi-platform switches can convert any type of data to a cell or packet and transmit them through different types of data networks. Transmission of data in this manner requires a data protocol, which permits computers to transmit and exchange packets of information using a common software language. Protocols are the critical technology in data networking because they dictate the speed, flexibility, security and integrity with which data can be exchanged between computers.

IP has become the protocol used for the management of wide area connectivity for most digital applications and digital voice, such as VoIP, applications. Within an operator’s network, ATM and frame relay may still be used to manage the IP connections across the network, but increasingly for converged networks the IP connections are managed by another technology known as multi-protocol label switching, or MPLS.

MPLS is a set of protocols for provisioning and managing multiple protocol networks. MPLS uses a technique known as “label switching” to forward data through a network and it facilitates very high-speed data connections. MPLS overlays a packet-switched IP network to help better manage traffic flow and provides virtual links or tunnels through the network to improve the efficiency of connections.

Telecommunications Services Management

Management of telecommunications services has become an integral part of many companies’ strategies to gain competitive advantages. The IP and MPLS developments allow voice and data networks to converge and to offer increased security on public networks, and through this technology operators are able to allocate and manage network resources on a customer-by-customer basis, creating within their network IP VPNs.

The growing availability of services benefiting from converged networks, and the complexities of managing these services internally, are forcing companies to outsource larger portions of their telecommunications functions to specialized providers of IP VPNs, thereby creating cost savings and allowing them to focus on their core businesses. The market growth in IP VPNs is providing operators with the economies of scale to develop new and innovative communications services, which further benefit customers and ultimately reduce customers’ telecommunications costs.

The provision of services utilizing IP VPNs to manage all aspects of communications requirements within a customer enterprise is becoming increasingly attractive to a broader range of customers, particularly as this enables them to benefit from this technology without having to make subscale investments.

BUSINESS

Overview

We are one of the leading UK providers of managed network communications services. We are an indirect, wholly owned subsidiary, and the principal UK telecommunications business, of Global Crossing. We have a strong and established commercial customer base, including over 100 UK government departments, as well as information technology systems integrators, rail sector customers and major corporate clients. We provide our commercial customers with a range of services generally tailored to their specific requirements. Turnover from commercial customers with whom we have a multi-year contractual relationship provided 76.9% of our turnover in 2004 and 83.8% of our turnover for the quarter ended March 31, 2005. In total, commercial customers represented 87.2% of our turnover in 2004. We also provide carrier services to national and international communications service providers.

We operate the most extensive fiber optic network in the United Kingdom after BT and Cable and Wireless, reaching within two kilometers of 64% of UK central business delivery addresses tracked by Royal Mail. Because of our network’s reach and capacity, we believe that we are well positioned to take advantage of new business opportunities with modest relative incremental capital expenditure.

Despite an economic downturn and a challenging telecommunications spending environment, we have been able to achieve financial stability through our significant contract-based recurring turnover stream, strong product and service suite, and customer relationships. Our financial results for the year ended December 31, 2004 included turnover of £269.9 million, EBITDA of £86.5 million (amounting to an EBITDA margin of 32.1%) and operating cash flow less capital expenditure of £51.1 million.

The Company was incorporated on April 25, 1990 as a limited company under the laws of England and Wales. Global Crossing (UK) Finance Plc, our finance subsidiary and the issuer of the notes, was incorporated on October 22, 2004 as a limited company under the laws of England and Wales. The address of our registered office is Centennium House, 100 Lower Thames Street, London EC3R 6DL, England, our telephone number is +44 845 000 1000. The address of the registered office of our finance subsidiary is Centennium House, 100 Lower Thames Street, London EC3R 6DL, England.

Ownership and History

Racal

We originated as the network services arm of Racal. Racal began operations in fixed line communications in 1988, when the UK government awarded it the contract to establish and maintain the Government Data Network. Through this contract, Racal’s network services business provided managed voice and data services and other communications offerings to numerous UK government departments.

As the volume of this business increased, it made commercial sense for Racal to own its own network infrastructure and assets, allowing it to lower its cost base and provide a platform to offer more-advanced services at improved margins. In December 1995, Racal acquired BR Telecommunications, one of the companies that emerged out of the UK railway privatization process. BR Telecommunications owned the rights and assets that Racal considered necessary to create a viable telecommunications company based on the fiber network originally created for the UK national railway, together with associated contracts.

Acquiring BR Telecommunications provided Racal with the opportunity to manage a substantial communications network infrastructure. It also allowed Racal to extend this infrastructure on a cost-effective basis through its long-term wayleave rights over the land of the British Railways Board as well as Network Rail, then called Railtrack, which was the new operator of the national railway infrastructure (although not the trains themselves). BR Telecommunications also brought to Racal a series of medium- and long-term contracts for services provided to the newly privatized national railway infrastructure, as well as to the TOCs. The addition of these customer contracts significantly increased Racal’s telecommunications customer base.

Leveraging its network assets, Racal was able to market and deliver advanced managed network services to a growing range of customers, while retaining its core focus on the government and rail sectors. Meanwhile, our old parent company was building the world’s largest integrated IP network, based on fiber-optic technology. As part of its overall strategy, our old parent acquired us in November 1999. As part of our old parent’s acquisition of Frontier Communications in September 1999, we acquired Frontier’s UK businesses, including the termination of national and international voice services, which now constitutes part of our business.

Business Strategy

Our strategy is to capitalize on the expected growth in demand for complex, converged IP, managed telecommunications services and capacity while maintaining our recurring turnover stream and stable margins:

•	Focus on managed services to commercial customers. Our primary focus is on further developing our managed service business by maintaining and growing turnover from our existing commercial customer base and adding new customers, which we believe will allow us to preserve a recurring turnover stream and stable margins. The delivery of complex and tailored managed services under long-term contracts allows us to become an integrated and embedded component of our customers’ telecommunications requirements. Our strategy is to maintain turnover from commercial customers at over 80% of total turnover. As a secondary focus, we will continue to offer services, primarily data services, to carrier customers, where we believe the terms are sufficiently attractive.

•	Leverage embedded infrastructure and existing customer relationships. We benefit from a large existing customer base, which provides us with a potential market for additional turnover streams. We intend to increase our turnover from existing customers both by selling increased volumes of the services we currently offer (for example, by growing the number of end-users at customer sites) and by introducing new services in the future, including IP-based services. For a number of our customers, we have invested in developing customer-specific service offerings and we have also upgraded customer premises equipment, including routers, switches and handsets. We believe this investment and the depth of our involvement in our customers’ businesses reduces churn and provides the basis for offering additional services to our existing customers at lower incremental costs and, we believe, improved margins. By purchasing these additional services from us, our customers are able to avoid the disruption risks associated with adding a new telecommunications provider.

•	Migrate technology to IP-based services. Current technology allows us to provide integrated voice and data services over a single IP-based platform. We have begun, and intend over the next three years to complete, the migration of our entire customer base from legacy voice and data services to IP-based services, including IP VPN and VoIP, which will allow us to provide converged voice and data services. We are developing a platform that integrates voice, data and video services on a fully converged basis. We believe that these initiatives will increase our total turnover and enable us to realize network operating efficiencies by allowing us to introduce new data and voice services, and provide those services to our customers at lower unit costs than they currently pay for legacy services.

•	Build cooperative sales efforts with systems integrators and others. We deliver new products and enhance our sales penetration through cooperative approaches with systems integrators, network suppliers, equipment manufacturers and other parties. We believe we are an attractive partner for these parties because of our network reach, our experience in the provisioning of managed services and our IP capabilities. These parties help us pursue new customers and allow us to bundle our services with their equipment or applications. We cooperate with a number of companies, including Siemens, Ericsson, Fujitsu and Lockheed Martin.

•

Continue to reduce cost of access and control operating expenses. We intend to continue to reduce our cost of access by taking advantage of regulatory developments, and we actively participate in their further development. We are focused on improving network optimization, including new access technologies such as digital subscriber line, or DSL, and wireless, which will provide lower cost of access for specific applications. We have reduced our cost of access from 48.8% of turnover for the year ended December 31, 2001 to 32.8% of turnover for the year ended December 31, 2004, and see further opportunities to continue to do so. We intend to continue our strategy of reducing maintenance costs, implementing systems enhancements and improving the efficiency of resource use. These strategies include, billing enhancements, network inventory management, order handling and trouble-ticket management improvements. We have successfully implemented cost reduction strategies that in the past helped improve EBITDA margins from negative levels for the year ended December 31, 2001 to 32.1% for the year ended December 31, 2004.

Services Offered

We provide a wide range of telecommunications services, including voice, data and IP services, to government and other public sector organizations, major corporations and other communications companies.

Commercial Services

We provide commercial customers with a range of managed services that typically are complex in character and we often tailor them to address these customers’ specific data networking requirements. We also supply basic and advanced voice services, including national and international direct dial, teleconferencing and nongeographic number services (for example, toll-free services). We frequently bundle our telephone services with data services and supply them on a competitive basis with customized tariff structures.

We provide both traditional voice and managed data services, and recently introduced IP-based services. Our traditional voice and data communications services products are:

•	Managed services. We provide managed data and voice services, offering all of the benefits of a private corporate telecommunications network, with full management of the network infrastructure, including technology refreshes, security and maintenance. We offer a range of data services, public switched telephone voice services and extension calling across multiple sites. Our managed data and voice services offer 24-hour network monitoring, fault reporting and competitive service level agreements, or SLAs.

•	High-speed connectivity through access to our national ATM and frame relay networks. While often bundled with our other products, customers can purchase ATM and frame relay services to increase the speed and efficiency of their data networks. ATM enables our network to carry voice, data and video traffic at very high speeds with a high level of performance management, making it an ideal service for customers such as financial, media and entertainment organizations, with high-capacity bandwidth needs. Frame relay service allows our customers to link to multiple geographically diverse, low-bandwidth locations without having to implement dedicated lines.

•	Leased lines and international private leased lines. We provide both domestic private leased lines and international private leased lines. Our private leased lines provide point-to-point capacity on a cost-effective basis with security and 24-hour availability. Our international private leased lines, provided through trading agreements with our parent, provide cost-effective service, uncompromised security and 24-hour availability. Both our domestic private leased lines and our international private leased lines are suitable for voice, video and data transmission.

•	Direct dial voice services. We provide direct dial voice calling to fixed geographic and nongeographic numbers in the UK and international locations. We also provide routing and delivery of calls over our own voice transmission network and with links to outside voice transmission networks to support these services.

The components of our IP-based services include IP VPN and certain prospective services, including VoIP and IP Video:

•	IP VPN. IP VPNs enable the secure connection of offices, business partners and customers within a virtual private network consisting of intranets and extranets running over our backbone. This service is convenient for customers, allowing them the flexibility to change capacity requirements and reconfigure their IP VPNs as required. IP VPNs also provide for a more flexible and efficient use of network infrastructure because information is transferred in packets with dynamic routing instead of with dedicated routing, and therefore greater throughput of information is possible.

•	VoIP. We intend to offer VoIP by the end of this year. VoIP will enable the cost-effective transport of voice over our IP network. Customers currently using our IP VPN products have the benefit of transferring voice as data over their IP VPNs. With a fully enabled VoIP functionality, however, a customer will be able to transfer voice as data over our IP network to third parties when using our managed voice or direct dial services.

•	IP Video. We intend to offer IP Video by the end of the second quarter of 2005. IP Video is point-to-point video connectivity provided over our IP network, enabling applications such as video conferencing from a desktop.

Carrier Services

Our capacity sales consist of sales to other network operators and communications providers of IP transit, structured capacity, wavelengths and private lines. We also sell wholesale voice services that include carrier voice service, “One Rate” service, carrier pre-select and nongeographic numbering to carriers. We currently provide capacity, dark fiber and empty fiber ducts to third parties under IRUs.

Our data communications carrier offerings include:

•	Structured capacity. Structured capacity service offerings encompass point-to-point connectivity and maintenance services for which we charge annual service fees. These offerings consist of:

•	Wavelengths. Wavelengths (usually 2.5 Gbit/s or 10 Gbit/s) have recently become a popular product for carriers looking to acquire large quantities of capacity.

•	Private Line. “Global Crossing Private Line” is a basic connectivity, structured capacity service allowing customers to build private networks and carry a full range of their business-critical applications.

•	Capacity, dark fiber and empty duct IRUs. We sell the right to use capacity on our network which can take the form of structured capacity, dark fiber or space in empty fiber ducts on our terrestrial networks.

•	IP Transit. The “IP Transit Service” offers international carriers and internet service providers, or ISPs, wholesale internet connectivity to all worldwide domains.

Carriers also purchase the following voice services from us:

•	Carrier Voice Service. This service offers wholesale voice call completion to most destinations throughout the world (whether on a fixed or mobile network).

•	One Rate. Our “One Rate” service is a special pricing and billing option allowing customers to terminate very significant volumes of voice traffic to predetermined UK fixed destinations for a single monthly charge.

•	Carrier Pre-Select. Carrier pre-selection enables carrier customers to automatically pre-select us as a carrier of choice for voice traffic without the need to create their own network infrastructure or links into our network. We provide these services through a web-based interface.

•	Non-geographic Numbering. Our non-geographic number service provides our customers with the ability to offer toll-free local or national rate access for most western European nations, such as 1-800 services.

Customers

We have two types of customers: commercial customers and carrier customers (including mobile network operator customers). Turnover from commercial customers and carrier customers represented 87.2% and 12.6%, respectively, of our total turnover in 2004.

Commercial Customers

Since November 1999, the majority of our turnover has derived from UK government departments and rail transport agencies. Over time, we have experienced growth through a number of sources, including the expansion of existing government relationships(such as technology refreshes and capacity upgrades) and signing of new customers. We renewed nearly all of our customer contracts due to expire during our parent’s chapter 11 proceedings. Our commercial turnover was £215.9 million in the year ended December 31, 2002, £235.8 million in the year ended December 31, 2003, and £235.3 million in the year ended December 31, 2004.

Our managed service portfolio helps ensure that we retain our integrated partner status with all key customers as they develop and deploy their telecommunications strategies. Our customers are typically large organizations with significant annual telecommunications budgets that, along with the long-term nature of the contracts, provide us with significant recurring turnover. The chart below demonstrates the breakdown of our 2004 commercial customer base by turnover.

We derived 54.6% of our commercial turnover for the year ended December 31, 2004 from public sector clients, including the FCO, OGCbuying.solutions (Managed Telecom Service), HMCE (through our relationship with Fujitsu) and the UK Department for Work and Pensions. The public sector generated 53.1% of our turnover for the quarter ended March 31, 2005.

We have three types of government contracts:

•	direct contracts with governmental departments;

•	indirect contracts through systems integrators with governmental departments; and

•	framework agreements, including our agreement with OGCbuying.solutions, the UK government’s central purchasing agency (part of Her Majesty’s Treasury), under which various UK government agencies can contract for our services through a central governmental body.

Our second largest group of customers, which contributed 28.0% of commercial turnover for the year ended December 31, 2004 and 23.2% of our turnover for the quarter ended March 31, 2005, were commercial organizations outside the rail industry. In 2004, this group included Camelot, Lockheed Martin and The Royal Bank of Scotland.

Our other significant group of customers is the rail industry, which generated 17.4% of commercial turnover for the year ended December 31, 2004 and 16.2% of our turnover for the quarter ended March 31, 2005. This group includes Network Rail, Virgin Rail, National Express Group, South West Trains, English, Welsh and Scottish Railways and many other train operating companies.

Our top six commercial customers by turnover for the year ended December 31, 2004 were OGCbuying.solutions (Managed Telecom Service), the FCO, Camelot, HMCE (through our relationship with Fujitsu), EDS (Her Majesty’s Prisons) and Network Rail, which in aggregate generated 51.9% of our commercial turnover for the year ended December 31, 2003 and 54.6% of our commercial turnover for the year ended December 31, 2004. The FCO generated 11.7% of our turnover for the quarter ended March 31, 2005.

We provide a portion of our services to the public sector and commercial organizations outside the rail industry through systems integrators that include EDS, Fujitsu and Lockheed Martin. This channel represented 22.2% of our commercial turnover in 2004, including 20.6% of our turnover from public sector clients and 1.6% of our turnover from commercial organizations outside of the rail industry.

Some of our principal customer relationships in 2004 included:

Commercial Customers	Initial Contract Length/Term(1)

Camelot (National Lottery)	7

EDS (Her Majesty’s Prisons) (3)	12

Foreign & Commonwealth Office	10

Fujitsu (Her Majesty’s Customs and Excise) (3)	10

Fujitsu (Magistrates Courts/Libra)(3)(5)	3

Lockheed Martin(4)	7 years, 3 months

Network Rail	5

OGCbuying.solutions (Managed Telecom Service)(2)	12

Train Operating Companies	Various

(1)	This table measures the term of our key commercial contracts from the signing of each contract, the earliest of which was signed by our predecessor in March 23, 1989. The remaining life of these contracts may be significantly shorter than the initial contract length/term reflected in this table.

(2)	This framework contract contains a clause that permits end-users (the government agencies and departments that agree to purchase our services under this framework contract) to terminate after a three-year period. The framework contract has a term of 12 years.

(3)	We provide these services to systems integrators, which large organizations typically use to coordinate and manage the outsourcing of, among other things, their telecommunications services. For these contracts, we act as a subcontractor to the systems integrator who holds the contract with the entity noted in parenthesis.

(4)	In February 2005, this contract was extended until March 31, 2011.

(5)	The Magistrates Courts/Libra contract was for an initial term of three years from November 2000. It has been extended until March 2007.

	December 31,
	2002	2003	2004
	(in millions)
Commercial Turnover from Top 20 Customers(*)	£161.0	£178.6	£187.7
Other Commercial Turnover(*)	54.9	57.2	47.6

Total Commercial Turnover(*)	£215.9	£235.8	£235.3

(*)	This turnover is based on historical information and does not necessarily indicate future turnover-generating capability. Few of our contracts provide for a minimum committed or threshold turnover stream or usage base and, accordingly, it is not possible to predict the future turnover that will be generated from our contracts. Turnover shown above excludes carrier figures which constituted £44.5, £50.9 and £34.0 million for each of the years ended December 31, 2002, 2003 and 2004.

In 2004, we entered into 668 new commercial customers contracts and have added 114 new commercial customers. Examples of these new customers include Taylor Woodrow, for which we are providing a nationwide IP VPN; and the IND, for which we are supplying managed voice services through our MTS framework agreement. We also expanded some existing contracts, including in May 2004, the MTS framework agreement for migrating existing customers to IP-converged services. During the quarter ended March 31, 2005, we entered into 54 new commercial contracts and have added six new commercial customers.

We provide our managed voice and data services largely via multi-year contracts which provide a recurring turnover stream. Turnover from commercial customers with which we have a multi-year contractual relationship represented 76.9% of our turnover in 2004 and 83.8% of our turnover for the quarter ended March 31, 2005. Our strong customer relationships, our service capabilities and the complexity and highly integrated nature of the services we provide to our customers contributed to the stability of our customer base and turnover. We believe that in many cases, our customers would incur significant expense and logistical challenges if they were to move to an alternative provider. As a result, we have not experienced significant customer turnover in recent years.

Carrier Customers

We provide wholesale carrier services to a range of leading mobile and fixed line operators. We serve Vodafone, BT, Cable and Wireless, Thus, Kingston, NTL, Telewest and COLT. The products that these operators require vary according to the current reach and capacity and planned build of their assets in the United Kingdom and include, for example, usage-based interconnection services and prepaid leases.

We also provide wholesale services to carrier customers on a selective basis. We analyze these incremental turnover streams and their associated costs and overheads to ensure that these customer opportunities generate sufficient returns. A recent successful carrier contract is a core optical fiber-based network for a 20-year indefeasible right of use for Vodafone UK. We supply Vodafone UK with dark fiber routes between all of their switch sites, allowing Vodafone UK control over their own network. We believe that, in some instances, we may be able to migrate some portion of our carrier customer base to higher-margin managed services. Our carrier customers accounted for 12.6% of our 2004 turnover. For the year ended December 31, 2004, we generated 21.1% of our carrier customer turnover through the sale of capacity and the remainder through the sale of wholesale voice and data communications service. For the quarter ended March 31, 2005, we generated 26.6% of our carrier customer turnover through the sale of capacity. Our top five carrier customers by turnover for the year ended December 31, 2004, were Fibernet (Tanet), Hutchison Network Services, Energis, NTL and MCI.

Although we categorize them as carrier customers, mobile operators are a distinct group of customers for us. We believe an important opportunity with mobile operators is to seek to use our unique network infrastructure and the wayleaves associated with it to support third-generation wireless network roll-out for mobile operator customers. Vodafone is already a significant client for high-bandwidth services as it builds a transmission network to link its mobile switching sites. Although we expect to generate similar levels of turnover from this contract in future periods, this will be non-cash turnover.

Due to strategic initiatives recently adopted by us and our parent company, we expect to decrease the proportion of turnover that we derive from our carrier customers over the near- to mid-term by reducing the number of carrier services that we sell. Nevertheless, we will continue to offer mainly data services to carrier customers where we believe that the terms are sufficiently attractive.

Customer Relationship Management

We target sales through direct sales channels. We structure our sales teams around key accounts grouped into business units headed by area vice presidents. These business units focus on clearly defined turnover objectives in either designated single accounts or groups of accounts, depending on the size and complexity of these accounts. Each business unit’s area vice president is responsible for managing overall business relationships with existing accounts and growing turnover in line with targets. Each business unit’s structure varies slightly, depending on particular customer circumstances. However, the units will all contain elements of account management, customer sales and engineering support. The area vice presidents will be able to draw upon specialist resources from the appropriate line management function, depending upon the customer opportunity.

While we evaluate prospective new sales within the commercial services sector on the basis of profit margin, we compensate our sales teams based on turnover generated on each contract. However, we base the ultimate approval of all contracts on a number of factors, including estimated gross and operating profit margins and the incremental capital expenditure required. For larger contracts, our approval process includes the input of a pricing committee that evaluates the anticipated financial returns of the contract.

Our service level agreements are also critical to our customer relationships. Our customer contracts contain these agreements and set the level of performance at which services are required to be delivered. To augment our existing customer service procedures, we have implemented a web-based portal that permits customers to place and track orders, to monitor the performance of services and network utilization, and to track trouble tickets.

Customer Relations

Below are synopses of certain customer relations. They are not necessarily indicative of our entire customer base or of the services that we provide to other customers.

FCO: A Managed Private Network for the Foreign & Commonwealth Office

In May 2000, we signed a contract with the FCO to install a global managed voice and data network. We provide the FCO with secure, high-speed voice, data and messaging services to 14,000 users in British embassies, consulates and high commissions worldwide. We have agreed to provide these services until 2010. In March 2004, we completed the roll-out of this worldwide network. The FCO Telecommunications Network, or FTN, now extends to 256 sites in 148 countries.

The connectivity established under this relationship enables critical applications such as instantly connecting UK diplomats around the world, allowing them to deal with sensitive issues in both a proactive and reactive manner. Other UK government departments that share FCO offices around the world now use the FTN. The scale and complexity of the services we provide in our FCO relationship underlines our extensive experience in the government sector over the last 15 years.

Managed Telecom Service for the UK Government

The UK government awarded our predecessor company a 10-year commercial relationship in 1996 to operate the MTS, under which we were to provide the UK government (through OGCbuying.solutions, the direct counterparty) with a full range of managed voice services. Today, the MTS managed voice service is one of the largest private voice networks in Europe, supporting upwards of 80 major UK government departments, including the main executive offices of the UK government in Whitehall. The scope of voice service includes the provision of a fully managed telephony service, on-site private branch exchanges, handsets and a 24-hour central telephone operator bureau. The network carries between 15 and 20 million call minutes per month. We currently support over 800 sites and around 122,000 handsets. Starting in 1997, we began to add managed WAN services, conferencing and other services to our managed voice offering and now have around 180 of these sites serviced with a WAN.

In May 2004, we expanded the MTS framework agreement to provide for migration of existing customers to IP-converged services. We also extended the terms of the overall framework of our relationship by two years, to December 2008. At this time we committed to IP-enable the entire MTS telephony infrastructure, including the introduction of a full portfolio of flexible and mobile working telecommunications services.

Successful Network Upgrade for Camelot

In 1994, our predecessor company entered into a relationship with Camelot, the operator of the United Kingdom’s national lottery, to provide managed services. The contract requires maintenance of access to lottery terminals in a minimum of 24,500 retail outlets in the UK. We renewed this relationship with Camelot in 2002 for a seven-year period. At that time, we agreed to upgrade Camelot’s lottery network technology from a legacy network to ISDN. The ISDN services form part of a major investment Camelot has made in the lottery’s technology, infrastructure, terminals and marketing. During 2003, we successfully completed the roll-out of this ISDN service for Camelot, migrating all of the approximately 27,000 lottery retailers across Britain onto the new infrastructure.

The actual maximum call rate that has hit the live network is around 40,000 calls each minute, with substantially greater capacity available. Importantly, the new technology improves network reliability with much increased built-in redundancy, leading to fewer faults and ensuring optimal terminal availability. The new network also enhances diagnostic capabilities, pinpointing problems within the network and resolving them quickly, and so minimizing terminal downtime. We expect the new technology platform to perform over the life of Camelot’s renewed operating license to 2009.

Managed Voice and Data Solutions for the UK Rail Community

We have almost 10 years of experience as a provider of managed voice and data services to the UK rail sector. BR Telecommunications, which was acquired by our predecessor in December 1995, was formed to operate and manage the telecommunications system for the entire UK rail system when British Rail was privatized in 1994. As such, we have customer relationships with the TOCs, which own and operate the trains, and with Network Rail, which maintains the track and stations that the TOCs use. Unlike our other major customers, several of our rail community customers are also important suppliers. For example, we lease fiber optic and copper cable from Network Rail, and receive certain maintenance services from Thales, to which we also provide certain services. Those relationships are described in detail in “—Network Rail and British Railways Board.”

We currently provide two main services to the UK rail community: Railnet, a managed voice VPN service; and a managed data WAN. Railnet provides voice connectivity and network management services among the TOCs, Network Rail and Thales. Railnet’s voice network comprises around 262 sites, including switches and other hardware, currently connecting around 60,000 handsets dispersed through the entire UK rail infrastructure. Since 1996, we have provided a managed data WAN service to some TOCs, which enables data connectivity between local area networks of the individual TOCs. In March 2004, we were awarded a 10-year contract by the Rail Settlement Plan, part of the Association of Train Operating Companies, to provide the UK rail sector with an industry-wide managed IP VPN service in support of the National Reservations Service. This application interconnects all station offices and allows travel agents to establish availability and book tickets.

We have been discussing with Network Rail and the TOCs an upgrade of the entire Railnet switching infrastructure to an IP-converged platform. This will enable the current Railnet estate to be migrated to an IP-converged platform. We are moving forward with providing this service to selected TOCs, which will ultimately allow our customers to use this platform for a fully converged service (voice, data and video).

Fujitsu

We have a number of relationships with Fujitsu, including indirect government contracts. End-users under these contracts include HMCE and the Magistrates Courts Service in England and Wales. We also have a private circuit contract with Fujitsu itself.

Since August 1999, we have provided managed voice and data services to HMCE. Although we currently offer data services to HMCE, Fujitsu is migrating away from our data offering and we expect this turnover stream to decrease accordingly. The remainder of the contract expires in February 2010. Since December 2000, we have provided an IP VPN service to the Magistrates Courts Service. Through this relationship, we provide a managed data service to more than 400 Magistrates Courts in England and Wales. The contract expires at the end of March 2007. Since April 2000, we have provided Fujitsu with private circuits, which Fujitsu used to build its own UK network for the delivery of services to its clients. The contract runs on a rolling one-year term. We believe that we have been successful with Fujitsu due to our flexibility and ability to accommodate Fujitsu’s end-users’ specific requirements. We are now attempting to develop our relationship with Fujitsu further, to encompass all sectors of its operations, not just UK government operations. Opportunities may include bandwidth services, and European IP VPN and public switched telephone network services.

In March 2004, we entered into a Master Services Agreement with Fujitsu. This contract covers our direct dial voice services and private leased line products, and we intend to expand the services already provided to cover the majority of our products. To date, Fujitsu has placed orders for all the services already listed in the agreement. We currently provide 17 circuits to Fujitsu. Direct dial services and leased lines are already installed, and a European IP VPN service and nongeographic services have recently been ordered. See “Risk Factors—Risks Related to Our Business and Industry—Our turnover is concentrated in a limited number of customers.”

EDS (Her Majesty’s Prison Service)

We have provided Her Majesty’s Prison Service with data WAN communications services since 1988. In June 2000, EDS signed a 12-year systems integration contract with Her Majesty’s Prison Service. We then signed a 12-year sub-contract with EDS to provide and manage all wide area voice and data telecommunications. Under the contract, we provide managed voice services to around 150 prison sites in England and Wales and managed data services to around 190 sites in England and Wales. This fully managed service includes the provision, support and refresh of all aspects of telephony services, including private branch exchange and cabling and telephone handsets. We also provide IP data WAN services and a number of value added services, such as a 24-hour central telephone operator bureau, standby resilience and disaster recovery services. We plan to evolve the agreement during the contract term with commitments to develop the telecommunications services into a fully converged IP-enabled infrastructure capable of supporting voice, data and video services.

Vodafone UK

In 2003, Vodafone UK selected us to provide it with its core fiber optic-based network. The network links all of Vodafone UK’s major switching and data centers in a resilient manner, supporting its entire core communications connectivity. The broadband infrastructure allows Vodafone UK to accommodate both recent rapid increases in mobile telephony traffic and the projected increased demand for mobile data services such as general packet radio service, to third-generation and next-generation services. Under our supply and maintenance agreement, we provide dark fiber routes among all the switch sites, giving Vodafone UK the flexibility and autonomy to self-provide broadband capacity between these strategic locations in line with increases in traffic and new service volumes. This solution gives Vodafone UK the ability to control the network and a single core network supplier. The entire network became operational in stages throughout 2003 and was successfully completed in 2004.

Summary of Network and Other Assets

We operate a high capacity and resilient optical transport network which consists of around 13,200 route kilometers of optical fiber cable, inclusive of leased fiber routes. Around 80% of this fiber cable runs in troughs along the UK rail network. Our network extends to 150 towns and cities, reaching within two kilometers of 64% of UK central business delivery addresses tracked by Royal Mail. Our core optical fiber network interconnects to local network providers at 158 PoPs and 36 main switching units. This number of interconnections provides us with extensive customer reach at an advantageous cost of access.

Our network consists of both leased and owned assets. Measured by fiber kilometers (route kilometers multiplied by fiber strands per route segment, a standard industry measure that accounts for different levels of capacity among different route segments), we own around 83% of our network assets and lease the remainder. Some of the routes on which we run owned fiber are also constituted by leased fiber. Some routes consist solely of owned fiber and some consist solely of leased fiber. Even in some routes made up of both leased and owned fiber, we rely on both the leased fiber and the owned fiber to make that route service our customers.

Our entire nationwide fiber optic network footprint contains lit fiber and has significant dark fiber. We own around 70% of the currently lit fiber that is used in our core backbone and around 29% of the currently lit fiber on the interconnections to BT. Wherever possible, when usage increases require us to light additional capacity, we light our owned fiber rather than leased fiber. We believe that our existing network reach and capacity are sufficient to support a substantially increased turnover stream and customer base with modest incremental capital expenditure.

The table below summarizes our owned and leased network assets (which includes fiber with respect to IRUs).

	Fiber Kilometers		Lit Kilometers
	Total km	% of Total km	Lit km	% of Total Lit km
Wholly owned	360,251	82.81%	88,089	70.01%
Leased from Network Rail	57,736	13.27%	31,613	25.12%
Leased from third parties	17,072	3.92%	6,127	4.87%

Total	435,058	100.0%	125,829	100.0%

The transport network comprises a dense wavelength division multiplexing, or DWDM, network and a Synchronous Digital Hierarchy, or SDH, network, made up of 17 DWDM point-to-point systems and 806 SDH network elements. This supports core transport capacity for voice and data networks, as well as bandwidth services for commercial and carrier customers. The network now carries live traffic equivalent to 20,285 E1 circuits (a standard measure of capacity in the industry, equal to 2 Mbps), and has significant additional capacity to carry additional traffic. The network connects to BT at all PoPs and at 47 locations there are also direct PPC interconnections. PPCs are the circuits from the point of interconnection with BT to the customer location. In total, we use around 10,188 digital private circuits to access many of our customers, while 83 of our main customer sites are directly connected by our own fiber to the network.

Our voice network consists of seven public switches that can support up to 600 million minutes per month of BT-interconnected voice traffic. Other dedicated switches support Camelot’s national lottery network, and we deployed two fully operated VoIP switches in 2000, at locations in the Docklands in London and in Slough. Our switching capacity is around 70% used in the core and only 27% on the interconnections to BT. The network supports around 1,500 customer PBXs, that directly support more than 200,000 users. The voice network is pivotal to the provision of managed voice services to our corporate, government and rail customers.

The data networks consist of a state of the art MPLS-enabled IP backbone and also an asynchronous transfer mode/frame relay, or ATM/FR, core that supports certain services such as DSL-based products. These networks support over 200 IP VPNs, which include around 7,000 end points. The ATM/FR network provides the core infrastructure for dedicated equipment customer IP VPNs and provides the core backbone for the UK lottery network. There are also many UK government departments that require legacy services and around 1,000 legacy network access points are provided for these services. We also operate a high-speed IP network that supports IP transit (mainly internet peering). We are also able to provide direct access to the internet for ISPs corporate customers and multinational IP VPNs.

The strategic configuration of our voice network means that over 95% of voice traffic is terminated with BT at the “single tandem” rate. BT interconnection call termination tariffs are based on a five-tier charging structure that reflects the distance a call has to be carried through the BT network, from where it is handed to BT to where it is terminated by BT. A call is terminated at a local exchange; if the call is handed to BT at the local exchange, it attracts the lowest possible tariff. Each local exchange is connected to a number of “tandem” exchanges, so if the call is handed to BT at a tandem exchange that is directly connected to the required local exchange, it will attract the next lowest tariff (known as “single tandem”). Above this there are three further tariffs based on the distance a call traverses the BT network (0 to 100km, 100 to 200km, more than 200km). In order to attract the lowest tariff for all calls, we would need to connect to all local exchanges. It would be very expensive to provide the necessary circuits and equipment to accomplish this, which is not justified by traffic volumes. We are now reviewing the business case for connecting to selected local exchanges, where this would give additional cost advantage. Initially, 68 local exchanges have been identified and are being provisioned. We are mindful of BT’s plans to close a large number of local exchanges, eventually consolidating to about 129 points of connection as part of their next-generation networks. See “Regulation—Next Generation Networks.” Any further investment will need to ensure that the expected benefits will actually be obtained as the BT network evolves.

The table below summarizes some of the key statistics associated with our network.

Optical Transport Network

Route kilometers of fiber	13,200 km

Fiber utilization (approximately)	37%

Fiber-connected customers	78

On-network SDH circuits	10,794

E1 equivalent circuits	20,300

LEC tail circuits (digital)	10,188

POP sites	156

SDH nodes	805

BT PPC interconnects	47

Voice Network

BT voice interconnects	36

Public switches	9

Special service switches	5

Customer PBX	1,775

IP / ATM Networks

Government IP VPN MPLS nodes	5

High-speed IP network/core access nodes	36

ATM and FR nodes	7/60

IP VPNs (Datalink Direct Service)	200

Managed services end-points (CPE routers)	7,000 (approximately)

We manage our UK transport network from one of our parent’s affiliate’s London network operations center. Its staff and functions are integrated with those of our parent. We refer to this center as the Global Network Operations Center. The Center provides full network monitoring and management capabilities across our network and portions of our parent’s network. We operate additional network management centers in Basingstoke and Crewe that support the managed voice, managed data and IP VPN networks that we operate for our customers.

Market and Competitive Position

The general telecommunications business in the United Kingdom, as well as globally, continues to be very competitive with a significant amount of competition resulting from liberalizations and deregulation. However, the market in which we operate in the United Kingdom has much more limited competition as it is primarily based on providing complex and high-value added managed services.

We currently compete with different divisions of BT, Energis, COLT, Thus, Kingston and Cable and Wireless. In some sectors and geographies, we also compete with NTL, Equant, Fibernet, Kingston and Viatel, as well as numerous resellers of voice services such as Centrica and OneTel. COLT, Thus and Kingston have a less extensive national footprint than we do. COLT, Thus and Kingston are not geographically present in large portions of the United Kingdom. BT, Cable and Wireless and Energis can claim genuine national presence and have significant network assets. We have recently seen particular competition from BT with aggressive pricing, especially in the railways sector. Moreover, many of these competitors are better capitalized than we are, in some instances as a result of recent reorganizations.

Although our competitive position suffered during our old parent’s chapter 11 process, especially over our inability to make customer acquisitions, we are once again securing substantial new customers.

Financial Restructuring

Although we were not part of our parent’s bankruptcy proceedings, we underwent a restructuring process along with our parent. The number of people we employ has decreased from a peak at the end of 2000 of around 1,700 to 561 at December 31, 2004 and to 560 at March 31, 2005, resulting in turnover per head increasing three-fold over the period. For example, we have disposed of, or shut down, parts of our business, including our mobile telephone business (sold to Generation Telecom) and our train operations positioning system (outsourced to Teletech).

During our restructuring, we closely examined many parts of our business to determine whether they were duplicated across our business as a whole and, where this was the case, we eliminated or greatly reduced functions. Our parent’s global organization provides some of our necessary functionality today, and in turn our UK-based functions serve the wider requirements of Europe in many instances. Our parent has recently implemented a new business realignment plan involving staff and other cost-reduction programs, and the realignment of its product and service portfolio and our business was included as part of this new plan.

We believe that further restructuring is unlikely as there are few further opportunities in this area and the process is essentially complete.

Key Partnerships and Relationships

There are a number of partnerships and commercial relationships which are key to the current and continued success of our business. We have developed a number of these over the past two years.

BT is a significant supplier of ours and has been working closely with us on improved delivery cycles and improved procurement opportunities.

ECS United Kingdom plc has been providing capital finance through a leasing arrangement for the FCO project roll-out for more than a year, and they are very supportive of other, similar future arrangements and opportunities. Siemens UK, now a customer of ours, is also a key supplier, and works with us for product innovation and introductions to improve our overall service offering.

Inter-company Agreements for UK Trading

Our business operation depends on a number of our parent’s and its affiliates’ global corporate functions and access to its network and services elsewhere in the world. In turn, our business provides services to our affiliates in Europe and termination facilities for international circuits in the United Kingdom. The costs of these services are described in more detail in “Certain Relationships and Related Party Transactions—Inter-company Agreements” and “Operating and Financial Review and Prospects—Overview—Relationship with Our Parent Company and its Affiliates.”

The interactions are as follows:

•	GC Pan European Crossing (UK) Limited provides co-location space at Slough and Docklands, London to facilities that form part of our UK network.

•	We provide a dark fiber cable route to GC Pan European Crossing (UK) Limited for the route from Whitesands in Cornwall to London.

•	Our parent’s Customer Network Operations Centers provide network management for our customers’ networks globally, including our customers in the United Kingdom.

•	Our parent company provides finance, legal, product management, marketing, engineering, IT and corporate support to varying degrees. These are embodied in an allocation of our parent’s corporate overhead, which is charged to us.

•	We provide private line termination for UK-based customers of other entities in the Global Crossing Group.

•	We provide termination for inbound voice minutes from the US and the rest of the world (this is much greater than outbound traffic).

•	Our parent provides termination of outbound minutes that originate in the UK.

Network Rail and British Railways Board

British Rail originally developed a significant portion of our network in the 1980s and early 1990s. During that time, British Rail was a state-owned enterprise which owned and operated the national railway system in the United Kingdom. British Rail used its extensive network of railway property and rights of way to install fiber optic and copper telecommunications network across the United Kingdom. As part of the privatization of British Rail in 1994, portions of these network assets and associated liabilities were transferred to a newly created company. Other portions of these network assets and customer contracts for the provision of telecommunications services over the network were assigned to BR Telecommunications, which was eventually acquired by our predecessor company.

At the time of their formation, BR Telecommunications and Network Rail entered into a number of agreements. The principal agreements include:

•	The BR Telecommunications lease of Network Rail facilities. BR Telecommunications leased fiber cables, distribution facilities, and transmission and switching equipment from Network Rail. The lease also covered certain copper cables and PABX equipment, which we use to deliver managed voice services to TOCs. We refer to these latter items of the lease as the “copper assets”. In connection with its plans to modernize the signaling system on the UK railways, Network Rail issued a notice to terminate our entitlement to use the copper assets, which was to become effective March 31, 2005. In November 2004, we entered into a capacity purchase agreement with Network Rail that provides us with the right to use capacity over these copper assets until March 2010.

•	The Network Rail lease of BR Telecommunications capacity. Network Rail retained the right to a specified amount of capacity to be carried over the assets originally leased to BR Telecommunications, in exchange for annual payments. We refer to this agreement as the “grant of use”. This grant of use was supplanted by a telecommunications service agreement effective in March 2005, which operates more like one of our commercial customer contracts.

•	The deed of grant. BR Telecommunications holds a deed of grant giving it easement rights to retain existing equipment and to install new equipment on Network Rail lands and property.

Our predecessor acquired BR Telecommunications in December 1995, and our old parent acquired our predecessor in 1999. In mid-2000, Thompson CSF acquired the remaining Racal businesses (other than our predecessor). After this acquisition, Racal, which had agreements in place to provide maintenance services along the network with what was now our company, changed its name to Thales Telecommunications Services Limited.

Under the deed of grant with Network Rail, we now own long-term wayleave rights until at least 2046 over Network Rail’s land, permitting us to maintain existing leased and owned fiber and network equipment, and providing our right to lay new fiber and install new equipment on Network Rail property, subject to the payment of specified wayleave payments to Network Rail. We have a management agreement with Network Rail that regulates any new network layout. This is a very cost-effective and easy way for us to extend our network in the UK. This mechanism has been used extensively and profitably during the period of the operation of this agreement.

Employees

We share certain employees with our parent. Approximately 86 people currently have functions within our company but are not employed by us. These employees are employed by our parent or one of our parent’s subsidiaries. Similarly, there are currently approximately 90 employees employed by us but who devote some amount of their time to either our parent or one of our parent’s other subsidiaries.

The number of employees at year end for each of the years ended December 31, 2002, 2003 and 2004 was 651, 613 and 561, respectively. At March 31, 2005, we had 550 full-time employees and ten contractors.

The following table provides information about our employees as at December 31, 2004. In addition to the responsibilities that these employees have within our business, they will devote a proportion of their time to supporting the other legal entities within their respective functional areas in Europe.

Function Group	Part Time	Full Time	Total
Global Access Management	0	10	10
Sales	0	37	37
Marketing	0	16	16
Carrier Sales	0	5	5
Client Support & Engineering	0	36	36
Finance	2	37	39
Real Estate	0	6	6
Procurement	0	5	5
Human Resources	0	6	6
Legal	0	2	2
Corporate Communications	0	2	2
Information Systems	0	1	1
IT Applications	0	11	11
IT Operations	0	22	22
Strategic Development	0	7	7
Customer Operations	1	20	21
Transport & Infrastructure Eng	0	14	14
Global Operations	5	298	303
Service Platform Engineering	0	11	11
Transmission Network Operations	0	7	7

Total	8	553	561

We believe employee relations are excellent, with no significant time lost to industrial action in recent years.

We have a recognition and procedural agreement with the Transport and Salaried Staff’s Association and the National Union of Rail, Maritime and Transport Workers unions for various of our 51 staff on former railway terms and conditions. The agreement provides procedural arrangements for dealing with any collective issues relating to all contractual conditions of employment, including pay and benefits, working hours, holiday entitlements and principles of grading structures.

Due to our focus on service quality, we give training considerable emphasis. Training is the responsibility of our parent’s Global Learning & Development Group. The major training actions that are currently taking place include:

•	Enterprise-wide. Courses include Learning Management System (one automated platform/gateway to all L&D components), eLearning programs (a range of e-learning modules including technology skills), Cisco training and Telecommunications Network Management & Support.

•	Sales. Courses include soft skills (Strategic Selling & Account Planning, Cisco Account Management Development), product training (IP-VPN, in-house product training) and system training, Fast Track for New Starters.

•	Operations system training. Courses include ClarifyClearSupport, Merlin, Xchange and EON.

Property

We operate from approximately 118 properties (comprising 10 freeholds and 108 leaseholds) in the United Kingdom. The majority of our leasehold properties are held on standard commercial terms prevailing in the market at the time the leases were entered into. We occupy the following main premises:

Town	Floor areas sqf	Ownership	Use
Basingstoke	10,045	Leasehold	Network/office
Basingstoke	42,744	Leasehold	Network/office
Basingstoke	19,345	Leasehold	Office
Crewe	19,421	Leasehold	Network/office
Slough*	26,749	Leasehold	Network/office
London**	61,751	Leasehold	Office
London	11,840	Leasehold	Network
Leigh	6,834	Leasehold	Network
Liverpool	6,040	Leasehold	Network
York	5,000	Leasehold	Network/office

*	Currently leased to GC Pan European Crossing (UK) Limited, our affiliate. We occupy under a group sharing arrangement but have applied to the landlord to assign the lease to us.
**	Currently leased to GC Pan European Crossing (UK) Limited, our affiliate. We occupy the premises under a floor-sharing agreement.

IT Systems

Our financial IT systems are Oracle (Version 10.7) based. Our human resources systems are based on a corporate SAP service and our payroll system is outsourced to ADP. Our billing system is largely run on Expresscom.

We have recently implemented Metasolv as the core of our service management system, performing the following key functions:

•	Provisioning workflow engine. Providing a disciplined framework for the provision cycle and ensuring that service configuration and network inventory data are captured at the time of provision.

•	Service configuration database. Housing a structured information set that will provide master records in accordance with robust data structures for all service instances.

•	Network inventory database. On a service basis, Metasolv is being populated with inventory data or provided with links to other platforms where these are more appropriate to master inventory data.

We will be migrating our financial system to SAP.

Insurance

Our parent company generally maintains property, business interruption, general liability and related insurance coverage for the GCL group of companies for which we are named insureds.

Litigation

UK Office of Fair Trading Investigation

In 2002, the UK Office of Fair Trading, or the OFT, commenced an investigation regarding an allegation that various subsea cable operator entities, including us, had engaged in an illegal agreement collectively to boycott a location in the United Kingdom as a location for the landing of subsea telecommunications cables. We responded to that investigation in 2002, denying any wrongdoing. In August 2003, the OFT extended its investigation regarding allegations of price fixing and information sharing on the level of fees that the subsea entities would pay landowners for permission to place submarine telecommunication cables on their land. We responded to this part of the investigation on October 10, 2003. We have cooperated fully with the investigation and have supplied substantial volumes of factual materials, including a number of formal witness statements. By a letter dated December 2, 2004, the OFT informed us that its investigation will be continuing and that it will be issuing a Statement of Objections to a number of parties under investigation. The OFT has not, however, indicated which parties will be receiving such a statement and to date no findings have been made against us, and we continue to deny any wrongdoing. On April 5, 2005, we received a request for the production of certain information to which we have responded. If the OFT determines that we engaged in anti-competitive behavior, the OFT may impose a fine up to a maximum of 10% of our turnover in this field of activity in the United Kingdom for up to three years preceding the year in which the infringement ended. See “Risk Factors.”

Old Parent Company Bankruptcy Proceedings

On January 28, 2002, Global Crossing Ltd., or old GCL, and 54 of its wholly owned subsidiaries filed voluntary petitions of relief under chapter 11 of the Bankruptcy Code in the US Bankruptcy Court for the Southern District of New York, or the bankruptcy court. On the same date, old GCL and certain Bermuda subsidiaries commenced insolvency proceedings in the Supreme Court of Bermuda. These filings resulted from a downturn in the telecommunications industry in 2001, increased competition, downward pricing trends, customer demand falling short of expectations and the deterioration of operating performance. In March 2002, the bankruptcy court approved a bidding and auction process for the sale of our old parent company business, either in whole or in part. The eventual outcome of the auction process was an agreement for the sale of a 61.5% equity interest in old GCL for $250 million to STT. After receiving the necessary regulatory and court approvals, our parent emerged from bankruptcy on December 9, 2003.

REGULATION

Preliminary

On July 25, 2003, the United Kingdom implemented four EU Communications Directives, or the directives, including:

•	the Framework Directive (Directive 2002/21/EC);

•	the Access Directive (Directive 2002/19/EC);

•	the Authorization Directive (Directive 2002/20/EC); and

•	the Universal Services Directive (Directive 2002/22/EC).

The directives establish a new regime for the regulation of electronic communications networks, or EC networks, and electronic communications services, or EC services, and this regime is codified by the Communications Act 2003, or the 2003 Act.

An EC network is a transmission system for the conveyance of electrical, magnetic or electro-magnetic energy, of signals of any description and contains apparatus, including that used for switching or routing, and includes software and stored data as described in Section 32(1) of the 2003 Act. An EC service means a service consisting of or having as its principal feature, the conveyance of signals via EC networks, but excludes content services, as explained more fully by Section 32(2) of the 2003 Act. We use an EC network and provide EC services, and therefore we must comply with the general conditions.

As a result of the 2003 Act, operators of EC networks no longer need to apply for or hold a license to run their networks, as was the case under the old regime set out in the Telecommunications Act 1984, or the 1984 Act. Instead, general conditions apply which we more particularly describe below.

Within some constraints, these general conditions are prescribed by the industry regulator, OFCOM, as described in Section 45 et seq. of the 2003 Act. In some circumstances or for certain operators of EC networks, there are specific conditions with which those operators must comply where relevant. On December 29, 2003, OFCOM took over all of the functions and duties previously carried out by the Office of Telecommunications, which was established under the 1984 Act. OFCOM was established under the Office of Communications Act 2002.

Licensing and Authorization

Operators of EC networks who comply with the general and specific conditions (to the extent they are applicable to them) are entitled or authorized to run EC networks and provide EC services without seeking any form of authorization from OFCOM.

The general conditions apply to all operators of EC networks or providers of EC services. Many of these conditions are largely similar to those contained in our principal license granted under Section 7 of the 1984 Act—the public telecommunications operator, or PTO, license. Subject to exceptions, the licenses granted under the 1984 Act were revoked the 2003 Act came into force (this included the PTO license we held).

General Conditions

The principal purposes of the general conditions are to ensure service and network interoperability and efficient network access, as well as the need to protect the interests of end-users. As for end-users,

OFCOM has a duty under Section 52(1) of the 2003 Act to set any general conditions it considers appropriate for making sure that public communications providers establish and maintain procedures and policies for, among other things, the handling of complaints, information about service standards and remedies. OFCOM also has duties to establish general conditions that it considers appropriate for telephone numbering; this relates to the adoption and allocation issues and the National Telephone Numbering Plan, as explained by Section 56 to Section 63 of the 2003 Act.

Specific Conditions

Specific conditions fall into four broad categories: the universal service obligation; access-related conditions; privileged supplier conditions that apply to those operators of EC networks that who have significant market power, or SMP. Below is a brief analysis of those specific conditions which have or may have a direct impact on us.

The main purpose of the universal service obligation is to ensure that a connection to the public telephone network and access to publicly available telephone services is available from any fixed location in the United Kingdom, as stated by Section 65 of the 2003 Act. Obligations to provide uniform pricing, itemized billing, directories and call-box services are also required by the universal service obligation. Other than in the Hull area, OFCOM has specified BT in the UK as a universal service provider. The 2003 Act, in Section 71, provides a mechanism through which communications providers, to whom the general conditions apply, would contribute to the costs BT incurs in providing universal services. OFCOM currently considers that the burden on BT to provide these services is not unfair, and therefore BT does not benefit from either compensation or other cost-sharing devices. If OFCOM determines otherwise, it may have a financial impact on us. This is the subject of a consultation exercise that closed on March 21, 2005. On June 30, 2005, OFCOM commenced a further consultation into universal service. The closing date for public comments is October 28 and we anticipate that the outcome of this exercise will determine regulatory policy in this matter for some time to come.

Access-related conditions include conditions relating to the provision of network access and interoperability for the purpose of securing efficiency between the persons who make these services available, sustainable competition between them and benefits for end-users, as described in Section 73(2) of the 2003 Act. Access-related conditions may be issued by OFCOM to any EC networks operators if these networks are required for achieving end-to-end connectivity to end-users, and OFCOM may require the interconnection of the networks concerned.

These conditions may also be applied through an SMP determination, as described below. An SMP determination has been made regarding BT.

One example of an access condition is the Electronic Communications Code, or the EC Code. The EC Code, formerly known as the Telecommunications Code, is set forth in Schedule 2 of the 1984 Act. This has been amended by Section 106 of the 2003 Act, and the amendments are contained in Schedule 3 of that statute. The EC Code is applied by OFCOM, with the procedure for making directions and consultation being set out in Section 107 et seq. of the 2003 Act, and relates to the rights of EC networks operators to install and maintain communications apparatus on, under and over land which is owned by a third party. In practice, the EC Code requires the EC networks operator and a third party to agree whether the operator may enter a third party’s land, but in the absence of this type of an agreement, the operator can apply to court for an appropriate order.

SMP applies to any operator who enjoys a position that amounts to dominance of the relevant market, a concept explained in Section 78(1) of the 2003 Act. According to Section 78(2), dominance of the market is to be interpreted under Article 14 of the Framework Directive. The process of making an SMP finding must be applied in accordance with guidelines laid down by the European Commission and concepts of EC competition law.

Where OFCOM has made a determination that a dominant provider has SMP in an identified services market, it is required to impose, and to then apply, any further conditions on the relevant operator that it considers appropriate, as explained in Section 87 of the 2003 Act, called the SMP conditions. This duty is ongoing in that OFCOM must continue to review the communications market and where it finds that the EC networks operator is no longer dominant in the relevant economic market, OFCOM must revoke the relevant SMP condition and in doing so following the same procedure it uses when it imposes SMP conditions.

Under the 2003 Act, SMP conditions may apply to access to networks, pricing for this access, carrier selections and pre-selection and network price control. Because we use BT facilities, the manner in which the SMP conditions are applied to BT has a direct financial impact on us. Since the 2003 Act came into force, OFCOM has been carrying out a number of market reviews.

The market reviews tend to address very specific markets. In broad terms, these have covered leased lines, wholesale narrowband internet termination, fixed narrowband wholesale access, call origination, conveyance and transit market, retail and broadband markets. To varying degrees, the outcomes of these market reviews have a direct financial impact on us.

Regarding price controls, the key measures for us are (1) wholesale termination of calls from fixed networks to mobile handsets and BT wholesale leased lines, (2) partial private circuits and (3) interconnection prices. These product-specific regulations are at varying stages of completion. As for wholesale call termination and call transit by BT, the current price control regime is due to expire on September 30, 2005, and OFCOM is consulting with the communications industry to determine whether a new regime should be put in place and, if so, what form these controls should take. As for partial private circuits, OFCOM has put in place a trial charge-control period that began on October 1, 2004, and will end on September 30, 2008. A revision of the commercial terms of BT’s wholesale line rental product in the coming months is also expected.

The privileged supplier conditions are provided for in Section 77 of the 2003 Act. The primary relevance of the privileged supplier conditions to us is that there were conditions in BT’s PTO license (granted under the 1984 Act) which remain in effect. Some of these provisions are of particular importance to our business. For example, the obligation to allow interconnection on cost-oriented, transparent and nondiscriminatory terms and the entitlement of so-called Schedule 2 operators to interconnection rights. Other important rights preserved under Section 77 include local exchange lines by BT to other operators, wholesale line rental (the ability of other operators, including us, to rent access lines on wholesale terms from BT and resell them to the end-user) and carrier preselection, which allows customers on BT’s network to access another network operator by preselecting that operator.

OFCOM has made a number of important decisions on the subject of carrier preselection and work is underway at the industry level to negotiate the commercial framework in which BT and competing players will operate. It is difficult to predict with any certainty the financial impact that these arrangements will have on us at this stage.

Enforcement of Conditions

Where OFCOM determines that there are reasonable grounds for believing that an EC networks operator is contravening or has contravened general conditions or specific conditions, OFCOM may, under Section 94 of the 2003 Act, notify the operator of its contravention. Having received a Section 94 notice, the operator concerned is entitled to make representations to OFCOM in response, or it may otherwise comply with the condition it has contravened or remedy the consequences of the contravention. If, having given the operator reasonable time to make representations, OFCOM is satisfied that the contravention specified in the Section 94 notice exists and has not been remedied, OFCOM may issue an enforcement notice, which will require the operator to comply with the contravened condition or remedy the consequences of the contravention. The operator concerned has a duty to comply with the enforcement notice, with this duty being enforceable by OFCOM in civil proceedings as explained in Section 95(6) of the 2003 Act.

Where an operator fails to comply with either the Section 94 notice or an enforcement notice or both, Section 96 of the 2003 Act provides that OFCOM may, in certain circumstances, impose a penalty on the relevant operator. The amount of the penalty is not to exceed 10% of the turnover of the operator’s relevant business as calculated for the period of 12 months ending March 31 before the time the contravention or enforcement notice was issued. Section 98 et seq. of the 2003 Act also contain rights for OFCOM to require an operator to suspend activities in cases where a condition breach is serious and/or repeated or where the requirement to desist is urgent.

An EC networks operator must comply with all conditions that apply to it, whether general or specific, and enforcement notices made against it. This duty is owed to any person affected by the operator’s contravention of a condition. Where a breach of this duty causes any person to sustain loss or damage or induces a breach of this duty to cause this kind of loss or damage, then this type of breach of duty may be actionable by the affected person, as described by Section 104 of the 2003 Act. Where a body corporate commits an offense under the 2003 Act, its directors, managers, secretaries and officers with similar roles or persons purporting to act in any similar capacity may be held to have committed a criminal offense where the relevant offence is committed with their consent or connivance or is attributable to their neglect.

OFCOM Strategic Review

OFCOM has a continuing duty under Section 3 of the 2003 Act to ensure, among other things, that there is a wide range of EC services available throughout the United Kingdom (Section 3(2)(b)). In performing this duty, OFCOM must consider the desirability of promoting competition, effective forms of self-regulation, innovation and investment (Section 3(4)). Accordingly, and with a view to fulfilling this duty, OFCOM periodically undertakes sector-focused consultations in which interested parties, or EC network operators, are invited to take part.

In December 2003, OFCOM announced a strategic review of telecoms which was to take place throughout 2004. Unlike previous sector-focused consultations, this strategic review purports to take an overarching look at the UK telecoms sector.

The strategic review addresses issues that are significant to our business: namely, the manner in which effective and sustainable competition can be achieved in the UK telecoms market; whether there is scope for a significant reduction in regulation; the incentivization of efficient and timely investment in next-generation networks; and whether there remains a case for the structural or operational separation of BT. Accordingly, if any change in regulatory policy arises from this strategic review then this will be important to our business.

The strategic review is being undertaken in three phases. Phase 1 examines the current position and prospects for the UK telecoms sector. Phase 2 identifies and assesses options for OFCOM’s strategic approach to the telecom market and Phase 3 is an assessment of the two previous phases. The Phase 1 consultation document was issued on April 28, 2004. OFCOM’s proposals regarding forming Phase 2 (containing a preliminary analysis of the Phase 1 consultation) was published on November 18, 2004.

These proposals are intended to prepare the ground for a new regulatory framework while the market undergoes what amounts to a move from analogue to digital; away from the switched-circuit fixed line networks of the past and towards next-generation networks based on IP.

OFCOM is proposing that the most effective way to deliver the changes it requires will be for regulation to address the barriers that have historically prevented competitive wholesale access to BT’s network. OFCOM has identified a number of economic bottlenecks upon which BT’s competitors are largely or wholly reliant. OFCOM’s summary in its Phase 2 consultation and industry responses indicate that most respondents agree about the need for entrance equivalence for bottleneck services. BT broadly accepts this principle but wishes to distinguish between new bottleneck products that could be built in as developed and equivalence for existing products, which would be an expensive procedure. OFCOM is proposing remedies that will ensure competitive equality of access to those bottlenecks, in order that sustainable competition can flourish.

The Phase 2 consultation makes significant reference to the forward-looking importance of broadband services to the UK. The BT products affected include Local Loop Unbundling and DataStream; in voice they include Carrier Pre-Select and Wholesale Line Rental.

Real equality of access would, in OFCOM’s view, mean that BT will be required to offer competitors the same or similar:

•	wholesale products and prices, as are made available by BT to its own retail businesses; and

•	transactional processes, as are made available by BT for the use of its own retail businesses.

Delivering this is likely to require BT to make changes to its wholesale products, product development process and transactional processes. It may also require BT to commit to substantive behavioral and organizational changes. The initial timescale for the three phases of strategic review was January 2004 to December 2004. Currently, Phase 1 and Phase 2 are complete. The third and final phase is scheduled to end during summer 2005. If a satisfactory regulatory settlement cannot ultimately be achieved, then the Chief Executive of OFCOM (addressing an industry seminar on February 24, 2005) stated that OFCOM would, if necessary, refer BT to the Competition Commission in accordance with the provisions of the Enterprise Act 2002.

In a press release dated June 23, 2005, OFCOM reported that both the regulator and the Board of BT Group plc had agreed in principle to enter into legally binding undertakings in lieu of a reference by OFCOM under the Enterprise Act. These proposed undertakings (referred to as the regulatory settlement) will commit BT to substantive changes in both organization and behavior.

OFCOM has decided to consult on whether the proposed BT undertakings should be accepted. Full details of the proposals were published on June 30, 2005, and these fall into five main areas:

•	Equivalence of Inputs: BT proposes to undertake to supply a range of products (some of which are local access) in the wholesale markets identified to all communications providers (including its own downstream operations) on the same timescales, terms and conditions (including price) and by the same systems and processes. BT will provide to all providers the same information about these products and their associated services, systems and processes. This set of rules has been termed equivalence of inputs between BT’s downstream divisions and its downstream competitors.

•	Access Services Division: BT offers to establish a separate division of the BT group, referred to as the Access Services Division or ASD. The ASD would control and operate the physical network assets making up BT’s local access network and backhaul network. It would include all staff and management tiers necessary for managing these assets. It would supply on behalf of the BT group a number of products which are directly relevant to the company.

•	Other Organizational Provisions: BT has offered a range of undertakings, including ‘Chinese walls’ and separate product development, so as to guard against inappropriate information flows and influence passing between different parts of its organization. BT has also offered to monitor its compliance with these undertakings.

•	Next-Generation Networks: BT has offered a range of pro-competition undertakings concerning the deployment of its next-generation network, or NGN, which it has termed its 21st Century Network, or 21CN, and to participate in a multi-lateral industry forum responsible for managing the transition to next-generation networks.

•	Equality of Access Board: BT is proposing to establish a new internal compliance board, reporting directly to the BT plc CEO and staffed by a majority of independent members. The function of this board will be to monitor its compliance with these undertakings, and to play a significant part in driving any required remedial action within BT that may be required to ensure compliance.

This consultation exercise will run until August 12, 2005. Subsequently, the outcome of this consultation will form part of the third and final phase (Phase 3) of the Telecoms Strategic Review. Although no binding commitment has been given as to timescales for publication of Phase 3, it seems likely that this matter will conclude in the coming months, possibly as early as September 2005.

Next-Generation Networks

On November 25, 2004, OFCOM began a consultation into future arrangements for access and interconnection in NGNs. This consultation ended on January 3, 2005, and no responses have, as yet, been published. As a key prerequisite for the development of these networks is the availability of access and interconnection to BT’s network, the consultation concentrates on BT’s 21CN.

In considering these matters, OFCOM has drawn from the principles proposed in Phase 2 of its Strategic Review, and has considered their practical application to NGNs in general and 21CN in particular.

NGNs essentially deliver convergence between the traditional world of public switched telephone networks, or PSTN, and the new world of data networks. From an operator’s perspective they provide a means of migrating from the old world to the new world, delivering substantial cost savings due to the economies of scope inherent in a single converged network. From a consumer’s perspective they can offer innovative new services, greater control and personalization, ease of migration between services, and offering continuity for existing PSTN services.

BT set out specific proposals for 21CN during 2004 and this is likely to be one of the most significant deployments of NGN technology anywhere in the world. However, other network operators, including most of the operators that compete with BT in the UK market, are known to be developing similar deployment plans.

BT’s plans for 21CN are for a new single multi-service network to replace all of its existing networks. One of BT’s stated aims for this program is to reduce its existing costs by £1 billion per year by 2008 or 2009. BT has also set out several key milestones for its program, including:

•	broadband services will be available to 99.6% of UK homes and businesses by summer 2005;

•	the mass migration of PSTN customers is anticipated to start in 2006, and reach more than 50% by 2008; and

•	broadband dial tone is expected to be available to most customers in 2009.

Whether these plans and milestones are aspirational rather than achievable is not yet clear. However, it is clear that the development of 21CN and OFCOM’s regulation of BT in this area will have a major effect on our business planning in the near future.

On June 30, 2005, OFCOM launched a further consultation based on input from interested parties since the first exercise which began in November 2004 and in light of subsequent developments. The thrust of this latest consultation is to agree to a set of governing policies to enable the development of NGN based competition.

OFCOM believes that the implementation of some of these policies can be enforced using existing statutory powers, while others will rely on certain of the undertakings being offered by BT as part of the regulatory settlement.

On July 4, 2005, BT announced that the roll-out of its 21CN would impact its end user customers from the second half of 2006. The first stage of the roll-out project is intended to involve some 350,000 users in south Wales.

Traffic Management Act 2004

The Traffic Management Act 2004, or the 2004 Act, was enacted on July 22, 2004. In all cases where legislation has recently passed through the legislature, it is difficult to comment with certainty as to what the outcome will be. However, the 2004 Act allows legislation that contains several provisions that may have a material financial impact on us and the telecommunications industry generally. The 2004 Act provides for a new regulatory regime for utility companies’ street works and gives highway authorities, in most cases the Highways Agency, more-effective control over those works. The secondary legislation that will describe the new regulations has not yet been implemented.

Important provisions in the 2004 Act include: the requirement for lane rental permits (Section 32); increased control over when works can be undertaken (Section 43) and what routes the works may take (Section 44); new powers to prevent highways being repeatedly dug up and restrictions imposed by notice to prevent these repeated works until prescribed dates (Section 51); and increased fines for noncompliance (Section 40) and the introduction of fixed penalty notices (Section 41). Of these provisions, only Section 40 is currently in force as of April 8, 2005. These were implemented by the Traffic Management Act 2004 (Commencement No 1 and Transitional Provision) (England) Order 2004 SI 2004/2380 and the Traffic Management Act 2004 (commencement No. 2) (England) Order 2004 SI 2004/3110. As a result of 6f Section 40, the maximum fine for some summary offenses under the New Roads and Street Works Act 1991 has now increased from a level 3 fine (currently £1,000) to a level 4 fine (currently £2,500) or a level 5 fine (currently £5,000), depending on the offense. The increase in penalties does not apply to offenses committed before October 4, 2004. The 2004 Act applies to England and Wales only, although the Transport (Scotland) Bill which contains comparable provisions has received first assent from the Scottish Parliament.

PRINCIPAL SHAREHOLDERS

Save as to one share, held by a nominee shareholder, the issuer is wholly owned by the guarantor, which in turn is wholly owned by our immediate parent company, which in turn is wholly owned by GCL.

As of June 1, 2005, STT Crossing Ltd. beneficially owned 6,600,000 common shares and all 18,000,000 senior preferred shares of GCL. As of June 1, 2005, there were 22,536,158 shares of common stock and 18,000,000 senior preferred shares issued and outstanding. The senior preferred shares are convertible pursuant to a certificate of designations into GCL common stock on a one-for-one basis (subject to dilution adjustment). Together, the common stock and senior preferred shares held by STT Crossing and any of its subsidiaries that are shareholders of GCL from time to time constitute 60.7% of GCL’s aggregate outstanding voting stock. To our knowledge, STT Crossing has sole voting and investment power with respect to these shares. In addition, each of STT Crossing and STT Hungary Liquidity Management LLC own $125.0 million aggregate principal amount of the mandatory convertible notes, convertible into shares of GCL under a prescribed formula, subject to dilution adjustments until June 23, 2005. As a result, each of STT Crossing and STT Hungary has the immediate right to convert its mandatory convertible notes into 6,720,430 common shares of GCL.

Based on information provided in Form 13D-A/2 filed by such shareholders on May 26, 2004, STT Crossing Ltd. is a subsidiary of Temasek Holdings (Private) Limited, or Temasek, and is located at 10, Frere Felix De Valois Street, Port Louis, Mauritius. Temasek, through its ownership of STT Crossing, may be deemed to have voting and dispositive power over the shares; however, pursuant to Rule 13d-4 under the Exchange Act, Temasek expressly disclaims beneficial ownership of such shares.

MANAGEMENT

Our Board of Directors and Executive Officers

We are not managed as a separate entity, but as part of the overall Global Crossing business. Global Crossing is a global organization which has organized all of the legal entities into three functional organizations: Sales and Marketing; Operations; and Corporate Services. The issuer’s board of directors consists of the same board of directors as ours. The business address of each director of the issuer and the company is Centennium House, 100 Lower Thames Street, London, EC3R 6DL. Certain of our senior managers have responsibilities for their respective functions in Europe in addition to their responsibility for the management of our company. In most instances, our and our parent’s senior management is not employed by us, but by one of our affiliates.

Our directors, executive management and senior management, and their ages and positions, are as follows:

Name	Age	Position

José Antonio Ríos	59	Director; Chief Administrative Officer of Global Crossing Limited

John McShane	43	Director; Executive Vice President and General Counsel of Global Crossing Limited

Phil Metcalf(1)	46	Director; Managing Director, GCUK

William Ginn(1)	38	Director; Vice President of Finance

Bernard Keogh	37	Director; Regional General Counsel—Europe

John Hughes	54	Director—Non-executive

Richard Atkins	52	Director—Non-executive

Shaun Tweed	39	Director of International Decision and Support

Robert Turnbull	52	Vice President, Access Management

Stephen Jenkins	45	Vice President, Global Crossing Marketing—Europe

Richard Sheard	34	Transmission Design Manager (UK)

Brad Kneller(1)	42	Vice President, Regional Operations

Keith Westcott	51	Senior Vice President, Europe

Keith Cameron(1)	44	Regional Vice President

Henri Pahlplatz	58	Vice President, Human Resources Europe

(1)	Member of the company’s executive management.

José Antonio Ríos became President of Global Crossing International in May 2001 and Chief Administrative Officer of Global Crossing Limited in November 2002. Prior to joining our parent in 2001, Mr. Ríos served as President and CEO of Telefónica Media from 1999 to 2000 and served on the boards of more than 30 companies within the Telefónica group. During his tenure with Telefónica, Mr. Ríos served as Chairman of Atento, a Telefónica subsidiary. Prior to Telefónica, Mr. Ríos was the founding President and Chief Executive Officer of DIRECTV Latin America from 1995 to 1999, during which time he was also a Vice President of Hughes Electronics and a member of its management committee. From 1980 to 1995, he served as Chief Operating Officer and Corporate Vice President of the Cisneros Group of Companies.

In addition to his corporate responsibilities, Mr. Ríos served as Chairman of the Board of Global Marine Systems, a unit of our parent company, until August 2004. Mr. Ríos also serves as a director in over 57 other affiliates of our parent in 18 countries worldwide. Mr. Ríos also serves on the boards of RingCentral and Claxson Interactive Group Inc., and is a director of the prestigious Fundacion Pais Digital (Digital Nation Foundation). In

addition, he serves as a board member of the Inter-American Dialogue’s Latin America Advisor, an organization comprised of top public and private sector officials invested in Latin America’s development and future. From 2000 to 2002, he served as Chairman of the supervisory board of Endemol Entertainment, Europe’s premier independent TV production company based in Holland.

Mr. Ríos and his family are long time supporters of Operation Smile, a non-profit organization that provides global medical assistance to children born with facial deformities. In October 2002, he became a founding member of its board of governors. Mr. Ríos holds a degree in Industrial Engineering from the Andres Bello Catholic University in Caracas.

John McShane was named executive vice president and general counsel of Global Crossing in March 2002. Mr. McShane oversees and manages all of our legal matters. Mr. McShane joined Global Crossing in February 1999 as our European assistant general counsel where he oversaw and managed legal affairs for the European region, including the buildout of our PEC network. As assistant general counsel he also had responsibility for the oversight of worldwide sales and telecommunications network outsourcing transactions for Global Crossing’s Solutions business unit and major vendor supply agreements. Prior to joining Global Crossing, Mr. McShane spent twelve years at several international law firms, including positions as an associate at Simpson Thacher & Bartlett from 1987 through 1996 and as senior counsel at Shearman and Sterling, Cadwalader, Wickersham & Taft, and Brown & Wood, where his main focus was on representing major commercial banks, financial institutions and corporations in connection with a broad range of their corporate, commercial and financing activities.

Phil Metcalf became Managing Director of GCUK in October 2004. Previously, he held senior posts with Global Crossing affiliates in the UK and the US, including Global Construction from June 2001 to March 2002, Global Service Delivery and Assurance from April 2002 to August 2002, and Managing Director for Europe from April 2002 to August 2004. Additionally, from September 2002 to August 2004, he was CEO of Global Marine, which he successfully restructured and sold to new ownership. Prior to joining Global Crossing, Mr. Metcalf was employed by Stone and Webster Engineering (now part of the Shaw Group), where he worked for eight years in various capacities, including Head of Engineering, Head of IT, Project Manager, and ultimately Operations Director. Mr. Metcalf sits on the Boards of substantially all the Global Crossing legal entities in Europe, including the GCUK board and is Head of Security in the UK and Head of Safety in the UK.

William Ginn became Vice President of Finance of the company and joined the board of the company in April 2005. From April 2002 to December 2003, Dr. Ginn was the Chief Financial Officer of Cable and Wireless America, where as a member of the firm’s leadership team, he implemented a restructuring plan resulting in significant performance improvements. His previous responsibilities included serving as the Vice President of Finance for Cable and Wireless Global from April 2000 to March 2002, as well as several senior positions within Cable and Wireless UK.

Bernard Keogh became a director of GCUK in July 2004 and was appointed Regional General Counsel—Europe in January 2004. Prior to this, he held various roles within Global Crossing affiliates, which he joined in April 2000. From January 1999 to March 2000, he was the Chief Legal Adviser at the Commission for Communications Regulation, the telecommunications regulatory body in Ireland. From 1990 to 1999, he practiced law with William Fry, a leading corporate and commercial law firm in Dublin, Ireland.

John Hughes joined the board of GCUK in June 2005. Since March 2005, Mr. Hughes has been the Chairman of Intec Telecom Systems plc. In May 2005, he also became the Chairman of Parity Group plc. From 2000 to 2004, he was the Chief Executive Officer of IT and Services Business Area of the Thales Group and the Chairman of Thales Venture Capital. Between 2002 and 2004, he also served as Executive Vice President and Chief Operating Officer of the Thales Group and assumed the role of Chief Executive Officer of Aerospace in addition to IT and Services Business Area. Mr. Hughes served as President, GSM/UMTS Wireless Networks of Lucent Technologies from 1997 to 2000 and held various positions at Hewlett Packard from 1991 to 1997.

Richard Atkins joined the board of GCUK in June 2005. From 2002 to 2005, he was the General Manager, IBM Global Services North Region, where he was responsible for end-to-end-strategy, sales and profit and loss management. From 1997 to 2002, he held various other positions at IBM, including the positions of General Manager at different divisions of IBM Global Services from 2000 to 2002 and Vice President of IBM Global Services, Service Delivery, EMEA Geoplex from 1999 to 2000. From 1991 to 1996, Mr. Atkins was the finance director of Data Sciences. Mr. Atkins was also a member of the IBM Senior Leadership Team.

Robert Turnbull became Vice President, Access Management in May 2001. From January 1998 to January 2001, he was Director Carrier Relations for Axxon Telecom, a switched reseller operating in Europe. Mr. Turnbull was previously employed by T-Mobile, Germany as Director, International Business Development from 1996 where he was responsible for acquisition of mobile licenses in Taiwan and Italy. Prior to T-Mobile, Mr. Turnbull worked for Cable and Wireless from 1973 to 1996 and held a number of technical, operational and management positions globally, including in the United States, Japan, Sweden and the United Kingdom.

Shaun Tweed became a director of GCUK in July 2004 and the Director of International Decision and Support in August 2004. He resigned as a director of GCUK in April 2005. He previously served in various other roles at Global Crossing affiliates, including Director of Finance Global Capital from January 2004 to July 2004, Director of Finance Global Service Delivery from January 2002 to December 2003, European Operations Controller from November 2000 to December 2001, and UK Finance Controller–Operations from August 1999 to October 2000. Prior to joining in 1999, he was employed as a finance manager at Alcatel from August 1993 to December 1996 and Reuters from January 1997 to July 1999. Mr. Tweed is a qualified member of the Association of Chartered Certified Accountants.

Stephen Jenkins became Vice President, Marketing (Europe) in November 2003, having joined in July 2000. From May 1999 to July 2000, he was head of International Carrier Sales at AT&T (UK) and prior to that Director of Information and Communications Technology at the Federation of the Electronics Industry from November 1994 to May 1999. Mr. Jenkins also held various positions at BT from October 1979 to November 1994.

Richard Sheard became Transmission Design Manager in 2001 and has responsibility for maintaining the engineering integrity and quality of the network. From 1995 to 2001, Mr. Sheard held positions in our UK predecessors, Racal and BRT, including Senior Design Engineer Access Networks, where he was responsible for the strategy to expand the UK access network, and Network Management Engineer (Transmission).

Brad Kneller became Vice President, Regional Operations in May 2001. Prior to joining, he was employed with a number of European Telecom Operators, including Telenordia, a BT joint venture, Versatel, a switched reseller, and Telfort, a BT joint venture. He was employed by NTL (CableTel), a UK cable operator and held the position of Operations Director from 1994 to 1997. Mr. Kneller was employed by Racal, where he served as UK Commissioning Manager from 1991 to 1994. He began his career with Cable and Wireless, spending nine years as a member of the company’s overseas operations staff and held various positions in the Caribbean and the Middle East.

Keith Westcott became Senior Vice President, Europe in June 2004. Prior to joining, Mr. Westcott was a Senior Vice President at Via Networks from November 2002 to June 2004 and from May 1999 to May 2002 he was the UK & Ireland Managing Director for KPNQwest. He also held various sales director and product marketing roles at AT&T from August 1988 to February 1997. From September 1980 to August 1988 he worked for Olivetti-Data.

Keith Cameron became the Regional Vice President in March 2002. From January 2001 to February 2002, he was the UK Sales Director. Prior to joining, Mr. Cameron was the European Sales Director of AT&T UK from May 1996 to December 2000. He also worked for BT from April 1993 to April 1996 as a sales manager within the financial services sector. Mr. Cameron has an honors degree in computer science from the University of Edinburgh.

Henri Pahlplatz became the Vice President, Human Resources–Europe in October 1999. Prior to joining, he was employed by Compaq Corporation, who had previously acquired Digital, where he served as Statutory & HR Director from September 1994 to October 1999 for Digital Equipment’s Swiss and Dutch subsidiary and the European headquarters. From April 1992 to October 1992, he was HR Director Continental Europe for Northern

Telecom in France. From October 1992 to September 1994, he worked as independent consultant in Switzerland and served from October 1992 to July 1993 as Vice President, Human Resources, Europe for Tandy Grid Systems in Switzerland. From March 1983 to October 1992, he held various senior positions at Hewlett Packard in the Netherlands and in their European headquarters.

Our Director and Executive Compensation

The aggregate remuneration (which consists of salary, bonus and other annual compensation) paid by us or by a member of the GCL group of companies to all of our directors and executive management (totaling five persons(1)) for the 2004 financial year was approximately £971,580.41(2). This does not include the compensation paid to José Antonio Ríos as he is not directly involved in the day-to-day management of GCUK. Of this aggregate compensation, approximately £831,077.01 was paid in salaries, including bonuses. For 2004, the highest paid director or executive received £413,169, including salary, bonuses, benefits-in-kind and pension contributions.

We did not compensate our directors independently for their services in their capacity as members of the board of directors.

(1)	William Ginn is a member of the company’s executive management; however, his compensation is not included as he did not join the company until April 2005.
(2)	Bernard Keogh’s compensation was translated from euros to pounds sterling at £1.00 = €1.472, the average noon buying rate for the year ended December 31, 2004.

Our directors and senior management held the following stock options as of December 31, 2004:

Name	Number of Securities Underlying Option/ SARs Granted		Exercise or Base Price ($/Sh)	Expiration Date
José Antonio Ríos	110,000		$10.16	December 9, 2013
	22,000		$15.39	December 9, 2013
	30,587	*		December 9, 2013

	162,587

Philip Metcalf	30,000		$10.16	December 9, 2013
	6,600		$15.39	December 9, 2013
	10,896	*		December 9, 2013

	47,496

Keith Cameron	22,000		$10.16	December 9, 2013
	4,000		$15.39	December 9, 2013
	2,400	*		December 9, 2013

	28,400

Dougald Robinson	2,000		$15.39	December 9, 2013
	1,200	*		December 9, 2013

	3,200

Brad Kneller	10,000		$10.16	December 9, 2013
	2,000		$15.39	December 9, 2013
	1,200	*		December 9, 2013

	13,200

Bernard Keogh	2,000		$15.39	December 9, 2013
	1,200	*		December 9, 2013

	3,200

*	Restricted stock units
(1)	Securities covered by options: common shares of GCL.

Our Parent’s Director and Executive Compensation

Our Parent’s Stock Option Plan

Our parent’s board of directors has requested that the shareholders of our parent vote to amend our parent’s 2003 Global Crossing Limited Stock Incentive Plan, or the 2003 Plan. Below is a summary of certain important features of the 2003 Plan. The following summary of the 2003 Plan does not include all of the information included in the 2003 Plan. Certain of our directors, officers and employees benefit from this plan. Moreover, certain people with significant operational control over us are not actually employed by us but by our parent or its affiliates and they also benefit from this plan. We do not have any other independent stock option plan.

    Awards

Kinds of awards that can be granted under the plan. The 2003 Plan provides incentives through the granting of (i) stock options, (ii) stock appreciation rights or (iii) other stock-based awards, including, without limitation, restricted share units, or RSUs.

Eligible participants. Any common law employee of our parent or any of our parent’s subsidiaries, any member of our parent’s board of directors or the board of directors of any of our parent’s subsidiaries, or any consultant who performs bona fide services for our parent or for any of our parent’s subsidiaries is eligible to participate in the 2003 Plan if selected by our parent’s compensation committee.

Shares available for Awards under the Plan. The 2003 Plan currently allows our parent to issue up to 4,878,261 shares of our parent’s Common Stock, par value $0.01 per share. If the proposal to amend the 2003 Plan is approved by our parent’s shareholders, the number of shares allowed to be issued under the 2003 Plan will be increased to 8,378,261. Through December 31, 2004, options to purchase an aggregate of 2,703,600 shares and 1,386,709 RSUs representing an aggregate of 4,090,309 shares have already been granted under the 2003 Plan. Together, the aggregate number of options and RSUs granted through December 31, 2004, net of shares returned to the 2003 Plan due to the termination or lapse of awards, account for 3,795,352 of the 4,878,261 available shares issuable under the 2003 Plan. The issuance of shares or the payment of cash upon the exercise of an award reduces the total number of shares available under the 2003 Plan. Shares which are subject to awards which terminate or lapse will again be available for grant under the 2003 Plan. Shares subject to awards may consist, in whole or in part, of unissued shares or treasury shares.

Restrictions on the number of Awards an individual Participant may receive. The maximum number of shares for which options and stock appreciation rights may be granted during a calendar year to any participant is 1,000,000. The maximum number of shares for which other stock-based awards (as described below) intended to be deductible by us under Section 162(m) of the US Internal Revenue Code of 1986, as amended, or the Code, that may be granted to any participant during a calendar year is 500,000 (or $10,000,000 if the amount is not expressed in shares).

    Options

Types of Options available for grant under the Plan. An option is a right to purchase shares at a future date at a pre-established price. Options granted under the 2003 Plan may be, as determined by our parent’s compensation committee, non-qualified or incentive stock options for federal income tax purposes, as evidenced by the related award agreements, and shall be subject to the 2003 Plan and to such other terms and conditions as the compensation committee shall determine. The option price per share shall be determined by our parent’s compensation committee, but shall not be less than 100% of the fair market value of the shares on the date an option is granted.

When Options become exercisable. Options granted under the 2003 Plan are exercisable at such time and upon such terms and conditions as may be determined by the compensation committee, but in no event will an option be exercisable more than ten years after the date it is granted. The vesting schedule for the options and the other terms and conditions of exercise will be provided in a related award agreement or in a notice of grant.

How Participants exercise Options. Except as otherwise provided in the 2003 Plan or in an award agreement, an option may be exercised for all, or from time to time any part, of the shares for which it is then exercisable. The exercise date of an option shall be the later of the date a notice of exercise is received by us and, if applicable, the date payment is received by us.

The purchase price for the shares as to which an option is exercised is payable to us in full at the time of exercise in cash. If the applicable award agreement permits, the exercise price may also be paid, at the election of the participant and subject to such requirements as may be imposed by the compensation committee, in shares having a fair market value equal to the aggregate option price for the shares being purchased; partly in cash and partly in such shares; or through the delivery of irrevocable instructions to a broker to deliver promptly to us an amount equal to the aggregate option price for the shares being purchased.

Dividend or other stockholder rights with respect to Shares underlying Options. A participant shall not have any rights to dividends or other rights of a stockholder with respect to shares subject to an option until the participant has given written notice of exercise of the option, paid in full for such shares and, if applicable, has satisfied any other conditions imposed by the compensation committee pursuant to the 2003 Plan. If and to the extent permitted by the compensation committee, a participant may elect to defer receipt of the shares in respect of which an option is exercised pursuant to any deferred compensation plan of the our parent which contemplates such deferral, subject to compliance with recently-enacted Section 409A of the Code, which establishes substantial new limitations with respect to deferred compensation plans.

Special requirements applicable to ISOs. An incentive stock option, or “ISO,” is an option that meets certain requirements for favorable tax treatment provided by Section 422 of the Code. This favorable treatment and related requirements are described in greater detail below under the heading “Taxes—ISOs.” No ISO may be granted to any participant who, at the time of grant, owns more than ten percent of the total combined voting power of all classes of our stock or of any of our subsidiaries, unless (1) the option price for such ISO is at least 110% of the fair market value of a share on the date the ISO is granted, and (2) the date on which such ISO terminates is a date not later than the day preceding the fifth anniversary of the date on which the ISO is granted. Any participant who disposes of shares acquired upon the exercise of an ISO either (1) within two years after the date of grant of such ISO, or (2) within one year after the transfer of shares underlying the ISO to the participant, must notify the Company of such disposition and of the amount realized upon such disposition.

    Stock Appreciation Rights

Description of Stock Appreciation Rights. A stock appreciation right is a right to receive payment for each share subject to the stock appreciation right in an amount equal to the excess of that share’s fair market value on the date of exercise over the exercise price per share. Under the 2003 Plan, a stock appreciation right may be granted independent of an option or in conjunction with an option (or a portion thereof). A stock appreciation right granted in conjunction with an option:

•	may be granted at the time the related option is granted or at any time prior to the exercise or cancellation of the related option,

•	shall cover the same shares covered by an option (or such lesser number of shares as the compensation committee may determine), and

•	shall be subject to the same terms and conditions as such option except for such additional limitations as are contemplated by the 2003 Plan (or such additional limitations as may be included in an award agreement).

Each stock appreciation right granted independent of an option shall entitle a participant upon exercise to an amount equal to (1) the excess of (A) the fair market value on the exercise date of one share over (B) the exercise price per share, times (2) the number of shares covered by the stock appreciation right. Each stock appreciation right granted in conjunction with an option, or a portion thereof, shall entitle a participant to surrender to us the unexercised option, or the related portion thereof, and to receive from us in exchange therefor an amount equal to (1) the excess of (A) the fair market value on the exercise date of one share over (B) the option price per share, times (2) the number of shares covered by the option, or portion thereof, which is surrendered.

Exercise price of Stock Appreciation Rights. The exercise price per share of a stock appreciation right shall be an amount determined by the compensation committee but in no event shall such amount be less than the greater of: the fair market value of a share on the date the stock appreciation right is granted or, in the case of a stock appreciation right granted in conjunction with an option, or a portion thereof, the option price of the related option, and an amount permitted by applicable laws, rules, by-laws or policies of regulatory authorities or stock exchanges.

Exercise of Stock Appreciation Rights. Stock appreciation rights may be exercised from time to time upon actual receipt by us of written notice of exercise stating the number of shares with respect to which the stock appreciation right is being exercised. The date a notice of exercise is received by us shall be the exercise date of the stock appreciation right.

Form of payment. Payment for stock appreciation rights shall be made in shares or in cash, or partly in shares and partly in cash (any such shares valued at their fair market value), all as shall be determined by the compensation committee. No fractional shares will be issued in payment for stock appreciation rights, but instead cash will be paid for a fraction or, if the compensation committee should so determine, the number of shares will be rounded downward to the next whole share.

Limitations on the grant of Stock Appreciation Rights. The compensation committee may impose, in its discretion, such conditions upon the exercisability or transferability of stock appreciation rights as it may deem fit. Our parent does not expect to award stock appreciation rights payable in cash to any participant. Any stock appreciation right awarded pursuant to the 2003 Plan will be subject to the conditions specified in the US Internal Revenue Service, or IRS, guidance with respect to the treatment of Stock Appreciation Rights under Section 409A of the Code.

    Other Stock-Based Awards

Types of other Stock-Based Awards. The compensation committee, in its sole discretion, may grant awards of shares, awards of restricted shares and awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares, including, without limitation, RSUs.

Terms of Other Stock-Based Awards. Other stock-based awards may be in such form, and dependent on such conditions, as the compensation committee shall determine, including, without limitation, the right to receive one or more shares (or the equivalent cash value of such shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. Other stock-based awards may be granted alone or in addition to any other awards granted under the 2003 Plan. Subject to the provisions of the 2003 Plan, the compensation committee shall determine to whom and when other stock-based awards will be made, the number of shares to be awarded under (or otherwise related to) such other stock-based awards, whether such other stock-based awards shall be settled in cash, shares or a combination of cash and shares, and all other terms and conditions of the awards (including, without limitation, the vesting provisions).

RSUs. The compensation committee may, in its sole discretion, determine to award RSUs to participants. RSUs allow a participant to receive a specified number of Shares at a specified future date or dates, or the vesting date, subject to such participant’s continuous employment through such date. Such future date(s) may be determined based on the completion of a specified period of service, the occurrence of a specific event, the attainment of performance objectives or such other criteria as the compensation committee may determine.

Generally, if the participant leaves our parent or its affiliates for any reason before the vesting date, the unvested RSUs are forfeited. The vesting date and the other terms and conditions of an RSU award will be set forth in the award agreement.

Performance-based Awards. Other stock-based awards may be granted in a manner which is deductible by us under Section 162(m) of the Code (or any successor section thereto). A performance-based award is an award that vests or becomes payable based on the attainment of written performance goals approved by the compensation committee for a performance period established by the compensation committee. The applicable performance goals, which under Section 162(m) must be objective, shall be based upon one or more of the following criteria: (1) consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization), (2) net income, (3) operating income, (4) earnings per share, (5) book value per share, (6) return on shareholders’ equity, (7) expense management, (8) return on investment, (9) improvements in capital structure, (10) profitability of an identifiable business unit or product, (11) maintenance or improvement of profit margins, (12) stock price, (13) market share, (14) revenues or sales, (15) costs, (16) cash flow, (17) working capital, (18) return on assets, and (19) cash on hand.

The foregoing criteria may relate to our parent, one or more of our parent’s subsidiaries or one or more of our parent’s divisions or units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the compensation committee shall determine. In addition, to the degree consistent with Section 162(m) of the Code, the performance goals may be calculated without regard to extraordinary items.

Restrictions on the number of Performance-Based Awards a Participant can receive. The maximum amount of a performance-based award during a calendar year to any participant shall be (x) with respect to performance-based awards that are granted in shares, 500,000 shares and (y) with respect to performance-based awards that are not granted in shares, $10,000,000.

Payment of Performance-Based Awards. The compensation committee shall determine whether, with respect to a performance period, the applicable performance goals have been met with respect to a given participant and, if they have, to so certify and ascertain the amount of the applicable performance-based award. No performance-based awards will be paid for such performance period until such certification is made by the compensation committee. The amount of the performance-based award actually paid to a given participant may be less than the amount determined by the applicable performance goal formula, at the discretion of the compensation committee. The amount of the performance-based award determined by the compensation committee for a performance period shall be paid to the participant at such time as determined by the compensation committee in its sole discretion after the end of such performance period; provided, however, that a participant may, if and to the extent permitted by the compensation committee and consistent with the provisions of Section 162(m) and Section 409A of the Code, elect to defer payment of a performance-based award.

    Adjustments Upon Certain Corporate Events

Effect of Share dividend or split, or a reorganization, recapitalization, merger or similar corporate event. In the event of any change in the outstanding shares by reason of any share dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other corporate exchange, or any distribution to shareholders of shares other than regular cash dividends, the compensation committee in its sole discretion and without liability to any person may make such substitution or adjustment, if any, as it deems to be equitable, as to: the number or kind of shares or other securities issued or reserved for issuance pursuant to the 2003 Plan or pursuant to outstanding awards, the option price, and/or any other affected terms of such awards.

Effect of a change in control. Except as otherwise provided in an award agreement, and subject to compliance with Section 409A of the Code, in the event of a change in control (as defined in the 2003 Plan), the compensation committee in its sole discretion and without liability to any person may take such actions, if any, as it deems necessary or desirable with respect to any award (including, without limitation, (1) the acceleration of an award, (2) the payment in cash, shares or any combination thereof in exchange for the cancellation of an award and/or (3) the requiring of the issuance of substitute awards that will substantially preserve the value, rights and benefits of any affected awards previously granted under the 2003 Plan) as of the date of the consummation of the change in control.

    Other Information About the Plan and the Awards

Transferability of Awards. An award is not transferable or assignable, except by will or the laws of descent and distribution, unless otherwise determined by the compensation committee. Any permitted transferees (as defined in the 2003 Plan) may exercise an award in the same manner as a participant.

Transferability of Shares received under the Plan. The 2003 Plan contains no restrictions on the resale of vested shares acquired under the 2003 Plan. Certain of our parent’s directors and certain officers may be deemed to be “affiliates” of Global Crossing within the meaning of the Securities Act. Under the provisions of the Securities Act such persons may not be free to dispose of the Shares acquired under the 2003 Plan unless there is an effective registration statement or an applicable exemption under the Securities Act covering such disposition.

Plan administration. The 2003 Plan is administered by our parent’s compensation committee, which has the power to delegate its duties and powers in whole or in part to any subcommittee thereof. Each member of the compensation committee must qualify as a “non-employee director” within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and as an “outside director” within the meaning of Section 162(m) of the Code at the time he or she takes any binding action with respect to an option under the 2003 Plan.

The compensation committee is authorized to interpret the 2003 Plan, to establish, amend and rescind any rules and regulations relating to the 2003 Plan, and to make any other determinations that it deems necessary or desirable for the administration of the 2003 Plan. The compensation committee may correct any defect or supply any omission or reconcile any inconsistency in the 2003 Plan in the manner and to the extent the compensation committee deems necessary or desirable. Any decision of the compensation committee in the interpretation and administration of the 2003 Plan, as described therein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned (including, but not limited to, participants and their beneficiaries or successors). The compensation committee shall have the full power and authority to establish the terms and conditions of any award consistent with the provisions of the 2003 Plan and to waive any such terms and conditions at any time (including, without limitation, acceleration or waiving any vesting conditions).

Duration of the Plan. The 2003 Plan became effective as of December 8, 2003 and was approved by our shareholders in its original form. No awards may be granted under the 2003 Plan after the tenth anniversary of the effective date. However, awards granted prior to the effective date may extend beyond that date. The administration of the 2003 Plan shall continue in effect until all matters relating to the payment of awards previously granted have been settled.

Plan amendment or termination. Our parent’s board of directors may amend, alter, suspend, discontinue or terminate the 2003 Plan, but no amendment, alteration, suspension, discontinuation or termination may be made without the approval of our parent’s shareholders, if their approval is necessary to comply with any tax, regulatory, exchange or other listing requirements applicable to the 2003 Plan. Notwithstanding anything to the contrary in the 2003 Plan, our parent’s board of directors may not amend, alter or discontinue the provisions described under “Adjustments Upon Certain Corporate Events—Effect of a change in control” after the occurrence of a change in control.

Additionally, the compensation committee may not waive any conditions or rights under, or amend any terms of, or alter, suspend, discontinue, cancel or terminate any award, either prospectively or retroactively, without the consent of a participant or beneficiary, if any such waiver, amendment, suspension, discontinuance, cancellation or termination would impair the rights under any award held by such participant or beneficiary pursuant to the 2003 Plan.

Our parent intends to amend the 2003 Plan on or prior to December 31, 2005 to the extent it deems necessary or appropriate to comply with the recently-enacted Section 409A of the Code and all related IRS guidance.

Impact of Awards on a recipient’s employment status with the Company. The granting of an award under the 2003 Plan imposes no obligation on our parent or any of its subsidiaries to continue the employment of a participant and does not lessen or affect our parent’s or its subsidiaries’ rights to terminate the employment of such participant. No one has any right to be granted any award, and there is no obligation for uniformity of treatment of participants or other award beneficiaries.

Successors and assigns. The 2003 Plan shall be binding on all of our parent’s successors and assigns and on each participant, including without limitation, the estate of each such participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of each such participant’s creditors.

Taxes

Recent U.S. Tax Law Changes. In October 2004, the U.S. Congress enacted tax legislation establishing new rules and limitations with respect to non-qualified deferred compensation plans. This legislation (codified in Section 409A of the Code) applies to stock appreciation rights, RSUs and other stock based awards under the 2003 Plan and to the deferral of option or other equity award gains pursuant to a separate non-qualified deferred compensation plan. The requirements of Section 409A include, but are not limited to, limiting distributions of deferred compensation to specified dates (generally, separation from employment, death, disability, a date specified at the time of grant or deferral, hardship and a “change in control”, as defined in IRS guidance), requirements as to the timing of deferral elections and limitation on the ability to change deferral elections. Failure to comply with the new rules will result in immediate taxation of amounts deemed improperly deferred, plus a 20% additional penalty tax and interest charges on late tax payments.

In December 2004, the IRS issued interpretive guidance clarifying the application of Section 409A to various equity-based awards and providing transition rules for 2005. Among other things, the guidance states that a plan will not violate Section 409A if it is amended on or prior to December 31, 2005 to bring it into documentary compliance with the rules and the plan is operated in good faith compliance with the provisions of Section 409A pending such amendment. The IRS is expected to provide additional interpretive guidance later in the year regarding documentary compliance and other matters. Our parent intends to amend the 2003 Plan to comply with the new deferred compensation rules under Section 409A of the Code and all related IRS guidance within the applicable transition period and to operate the plan in good faith compliance with such rules until such amendment.

The following is a summary of the United States federal income tax consequences with respect to the 2003 Plan and the grant and exercise of awards under the 2003 Plan. This summary is not intended to be a complete description of all possible tax consequences, and does not include any discussion of state, local or non-U.S. income tax consequences or the effect of gift, estate or inheritance taxes, any of which may be significant. In addition, this summary does not apply to every specific transaction that may occur.

ISOs. Under present law, a participant will not realize taxable income upon either the grant or the exercise of an ISO, and the employer will not receive a corresponding income tax deduction at either such time. So long as the participant does not sell shares acquired upon exercise of the ISO within either (i) two years after the date of the grant of the ISO or (ii) one year after the date of exercise, a subsequent sale of the shares will be taxed as long- term capital gain or loss. If the participant, within either of the above periods, disposes of shares acquired upon exercise of the ISO, the participant will generally realize as ordinary income an amount equal to the lesser of (i) the gain realized by the participant on such disposition or (ii) the excess of the fair market value of the shares on the date of exercise over the exercise price. In such event, the employer generally would be entitled to an income tax deduction equal to the amount recognized as ordinary income by the participant, subject, where applicable, to compliance with Section 162(m) of the Code. Any gain in excess of such amount realized by the participant as ordinary income would be taxed as short-term or long-term capital gain (depending on the holding period). The difference between the exercise price and the fair market value of the shares at the time the ISO is exercised will be an adjustment in computing alternative minimum taxable income for the purpose of the alternative minimum tax imposed by Section 55 of the Code.

Nonqualified Stock Options. Under present law, a participant will not realize taxable income upon the grant of a nonqualified stock option, or NQSO, having an exercise price equal to the fair market value of the underlying stock as of the grant date (as required by the 2003 Plan) and the employer will not receive a corresponding income tax deduction at such time. Upon exercise of an NQSO, the participant will generally realize ordinary income in an amount equal to the excess of the fair market value of the shares on the date of exercise over the option price. The employer is generally allowed an income tax deduction equal to the amount recognized as ordinary income by the Participant, subject, where applicable, to compliance with Section 162(m) of the Code.

Any ordinary income realized by a participant upon exercise of an NQSO will increase his tax basis in the shares thereby acquired. Upon a subsequent sale of the shares, the participant will recognize short-term or long-term capital gain or loss depending upon his or her holding period for the shares. The holding period for capital gains purposes begins on the date of the exercise pursuant to which such shares were acquired.

A participant who surrenders shares in payment of the exercise price of an option will not recognize gain or loss on his surrender of such shares. Of the shares received in such an exchange, that number of shares equal to the number of shares surrendered will have the same tax basis and holding period as the shares surrendered. The participant will recognize ordinary income equal to the fair market value of the balance of the shares received and such shares will then have a tax basis equal to their fair market value on the exercise date, and the holding period will begin on the exercise date.

Stock Appreciation Rights. Under present law, a participant will not realize taxable income upon grant of a stock appreciation right and the employer will not receive a corresponding tax deduction at that time. A stock appreciation right that is payable only in shares should not be taxable until exercise. Upon exercise, a participant would recognize ordinary income equal to the fair market value of the shares received on such exercise, and the employer would receive a corresponding deduction. A stock appreciation right that may be settled for cash will be subject to Section 409A of the Code. The participant should recognize taxable ordinary income upon vesting equal to the excess of the fair market value of the shares on such date over the exercise price. Any failure to pay such tax would result in the imposition of penalty taxes and interest under Section 409A.

RSUs. Under present law, a participant should not realize taxable income upon the grant of an RSU and the employer would not expect to receive a corresponding income tax deduction at such time. Upon distribution to a participant of the shares underlying an RSU (provided that the shares underlying the RSU are distributed to the participant promptly following the occurrence of specified vesting date(s)), such participant should recognize ordinary income equal to the fair market value of such shares as of the date of distribution and we would expect to be allowed an income tax deduction equal to such amount, subject, where applicable, to compliance with Section 162(m) of the Code. The participant’s tax basis in the shares received will generally equal the amount of income recognized. Upon a subsequent sale of the shares, the participant will recognize short-term or long-term capital gain (or loss) depending on his or her holding period for the shares.

Other Stock-Based Awards. Amounts received by the participant upon the grant of other stock-based awards are ordinarily taxed at ordinary rates when received. However, if such other stock-based awards consist of property subject to restrictions on transfer and a substantial risk of forfeiture, the amounts generally will not be taxed until the transfer restrictions or forfeiture provisions lapse (unless the participant makes an election under Section 83(b) of the Code within 30 days after grant), and will be taxed based on the fair market value of the property on the date of such lapse. Subject to Section 162(m) of the Code, the employer is generally allowed an income tax deduction, equal to the amount recognized as ordinary income by the participant, at the time such amount is taxed. The participant’s tax basis in the property will generally equal the amount of income recognized. Upon a subsequent sale of the property, the participant will recognize short-term or long-term capital gain (or loss) depending on his or her holding period for the property. Other stock-based awards that constitute deferred compensation pursuant to Section 409A may be taxable at grant unless the award complies with the provisions of Section 409A. A participant who receives an award that does not comply with the applicable provisions would be subject to an additional 20% tax penalty as well as additional interest charges. Our parent does not intend to grant awards that do not comply with Section 409A.

Withholding Taxes. Our parent’s compensation committee shall require payment of any amount it may determine to be necessary to withhold for federal, state, local or other taxes as a result of the exercise of an award (or, in the case of RSUs, the distribution of shares underlying such award). Unless the compensation committee specifies otherwise, the participant may elect to pay a portion or all of such withholding taxes by (1) delivery in Shares or (2) having Shares withheld by our parent from any shares that would have otherwise been received by the participant.

Employment Agreements

Our affiliates have entered into separate employment agreements with Messrs. Metcalf, Turnbull, Keogh, Robinson and Tweed. We do not have employment agreements with them. We entered into an employment agreement with Dr. Ginn in connection with his employment as Vice President, Finance. We entered into an employment agreement with Mr. Cameron in connection with his appointment as officer. In addition, the terms of Messrs. Ríos’s and Metcalf’s employment have been defined, in part, by the Global Crossing Limited Key Management Protection Plan, or GCLKMPP.

In connection with our parent company’s emergence from bankruptcy, it adopted the GCLKMPP. This plan provides enhanced severance benefits for executive officers and certain other of our parent company’s key employees, including Messrs. Ríos and Metcalf. Under the GCLKMPP, if their employment is terminated by our parent company (other than for cause or by reason of death or disability), or if they terminate employment for “good reason” (generally, an unfavorable change in employment status or compensation), the plan entitles them to receive (i) guideline bonus opportunity (reduced by any cash severance benefit otherwise paid to the executive under any applicable severance plan or other severance arrangement) plus a lump sum payment equal to two times the sum of his annual base salary in the case of Mr. Ríos, and a lump sum payment equal to his annual base salary in the case of Mr. Metcalf, (ii) a pro rated annual target bonus for the year in which the termination occurs, (iii) continuation of his life and health insurance coverages for up to two years in the case of Mr. Ríos and one year in the case of Mr. Metcalf, and (iv) payment for outplacement services in an amount not to exceed 30% of this base salary.

Global Crossing Network Center (UK) Ltd., or GCNCUKL, entered into an employment agreement with Mr. Metcalf on September 4, 2000, as amended by letters dated May 24, 2002 and November 13, 2002, providing for his employment as Senior Vice President of Operations and Customer Care. The September 4, 2000 employment agreement superceded the original agreement signed in March 1999. GCNCUKL may terminate the employment agreement at any time with six months’ notice, or immediately without notice or with pay in lieu of notice in the event of Mr. Metcalf’s gross misconduct or gross negligence in the performance of his duties or in the event of a serious breach, or repeated breaches.

We entered into an employment agreement with Dr. Ginn on January 31, 2005. If, during a three-month probationary period, Dr. Ginn’s employment is terminated through no fault of his own, as a consequence of a change of ownership, sale or closure of the business, he is entitled to three months’ notice from the company. Following the probationary period, Dr. Ginn is entitled to six months’ notice from the company.

Global Crossing Services Europe Limited, or GCSEL, entered into an employment agreement with Mr. Keogh on February 23, 2000, as subsequently amended, providing for his employment as Regional General Counsel—Europe. Either GCSEL or he may terminate the employment agreement with four weeks’ prior written notice. GCSEL may terminate the employment agreement immediately if he is in gross default or willful neglect of his duties or commits any serious breach or non-observance of the terms of the agreement, commits any grave misconduct or gross default or any conduct tending to bring himself or GCSEL into disrepute, is unable to fulfill his duties for medical reasons for any consecutive period of 90 days or for periods aggregating 12 weeks or more in any period of 52 consecutive weeks, is adjudged bankrupt or makes any arrangement with creditors, or is convicted of certain criminal offenses.

GCNCUKL entered into an employment agreement with Mr. Turnbull on May 8, 2001, as amended by the letter dated November 8, 2004, providing for his employment as Vice President, Cost of Access. GCNCUKL may terminate the employment agreement at any time with four weeks’ notice, with one additional notice week added on per year of employment after the fourth year of employment, or immediately without notice or with pay in lieu of notice in the event of Mr. Turnbull’s gross misconduct or gross negligence in the performance of his duties or in the event of a serious breach, or repeated breaches.

We entered into an employment agreement with Mr. Cameron on October 10, 2000, providing for his employment as Director, Corporate & Indirect Sales (UK). We may terminate the employment agreement at any time with four weeks’ notice, with one additional notice week added on per year of employment after the fourth year of employment. His employment agreement may be immediately terminated without notice or with pay in lieu of notice in the event of Mr. Cameron’s gross misconduct or gross negligence in the performance of his duties or in the event of a serious breach, or repeated breaches.

Our predecessor company, Racal, entered into an employment agreement with Mr. Robinson on January 23, 1998, providing for his continuous employment as Regulatory Affairs Manager in the International Carriers Division.

GCNCUKL entered into an employment agreement with Mr. Tweed on November 13, 2000, providing for his employment as Financial Controller European Operations. GCNCUKL may terminate the employment agreement at any time with four weeks’ notice, with one additional notice week added on per year of employment after the fourth year of employment, or immediately without notice or with pay in lieu of notice in the event of Mr. Tweed’s gross misconduct or gross negligence in the performance of his duties or in the event of a serious breach, or repeated breaches.

Board Practices

Our board of directors is currently composed of seven members, including two independent directors who were appointed in June 2005. Each director has one vote. Resolutions are adopted by a majority vote of those present. Under our articles of association, we are required to have a minimum of two directors and at least two directors must be present for a quorum. On June 9, 2005, we convened an audit committee of the board with customary terms of reference. The audit committee is composed of three members, two of whom are independent. The audit committee has principal oversight of our financial statements and the appointment of our auditors. It is anticipated that the independent directors will also review and approve any changes to our inter-company agreements. Under our articles of association, directors are not required to retire by rotation.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Inter-company Agreements

Upon the closing of our offering of the notes, we entered into a series of inter-company agreements with GCL and certain of our affiliates that were effective as of October 1, 2004 to formally document the way in which these relationships are governed and formalize the method of payment for the services under these agreements. Fees for these services are generally estimated and paid quarterly, with an annual make-whole payment for any outstanding amounts. The inter-company agreements document terms that are substantially the same as those that informally governed the relationship between our parent company and us prior to the closing of the offering of the notes, with the exception of the payment terms. Our board of directors approved the terms of each inter-company agreement. Each agreement may be terminated (i) at the request of any party to such agreement with one year’s prior written notice or (ii) immediately in the event of a change of control under the indenture governing the notes or the maturity, redemption or defeasance of the notes, in each case pursuant to the terms of the indenture governing the notes.

Corporate Services Agreement

We have entered into a corporate services agreement with GCL or GCDC, and GCEL. The agreement is effective as from October 1, 2004. Both GCDC and GCEL are subsidiaries of GCL. Pursuant to the agreement’s terms, the other parties to the agreement will provide, or have third-party agents provide, certain corporate services to us on a non exclusive basis, including information systems, legal, tax, finance and accounting, mergers and acquisitions, management, human resources, office and facilities, corporate development, network engineering, risk management, and product development. The agreement also provides for the allocation of (i) management bonus, (ii) charitable contributions and (iii) depreciation and amortization of certain shared assets. We are not obligated to use the corporate services provided for in the agreement. If, at any point during the agreement’s term, the parties no longer provide a corporate service to GCL’s other subsidiaries, they are not obligated to provide such service to us.

We will be charged for the corporate services that we choose to obtain based on:

•	our turnover relative to other subsidiaries of GCL for legal, tax, finance and accounting, mergers and acquisitions, management, charitable contributions, office and facilities, corporate development, product development, and risk management services;

•	a pro rata allocation of headcount for information services and human resources; or

•	a pro rata allocation of property, plant and equipment for network engineering.

In addition, we will be charged for cash-based bonuses to management of GCL and its subsidiaries based on our turnover relative to other subsidiaries of GCL, but non-cash-based bonuses will be allocated in full to GCL or, in either case, on such basis as may be reasonably considered to be within the Transfer Pricing Guidelines for Multinational Enterprises and Tax Administration of the Organization for Economic Co-operation and Development, or the OECD guidelines.

Payment of any Restricted Corporate Services Fee under the agreement may only be made to the extent permitted under the terms of the indenture governing the notes. Under the agreement, “Restricted Corporate Services” means the amount of service fees under the agreement (excluding the amount of any management bonuses) for a fiscal year that exceed the Service Fee Limit for such fiscal year minus any such service fees required to be paid by law, regulation or any competent governmental taxing authority. Under the agreement, “Service Fee Limit” means an amount in pounds sterling, calculated on an annual basis that (i) for the three months ending December 31, 2004 shall equal £2.9 million, (ii) for 2005 shall equal £11.6 million, and (iii) for each fiscal year thereafter is equal to the product of (x) the service fees paid by us under the agreement (excluding the amount of any management bonus) for the preceding fiscal year and (y) 1.50; provided, however, that the amount determined under clause (iii) may not exceed £23.2 million.

Amounts due pursuant to this agreement will be estimated and paid quarterly, with an annual make-whole payment for any amounts outstanding. The corporate services provided for in the agreement cost us approximately £4.7 million, £11.7 million and £7.2 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Shared Resources Agreement

We have entered into a shared resources agreement with GCL pursuant to which we will provide to GCL’s other subsidiaries, on a non exclusive basis, the use of certain of our assets and pursuant to which GCL’s other subsidiaries will provide to us the use of certain of their assets, on a non exclusive basis. The agreement is effective as from October 1, 2004.

The assets provided for under the agreement include staffing and administrative assets, fiber, leased circuits, network equipment, racking space, real estate and such other assets as reasonably deemed necessary for the relevant network’s efficient operation. Neither GCUK nor GCL’s other subsidiaries are obligated to use any assets provided for in the agreement. The parties to the agreement will be charged based on:

•	the market price for fiber, leased circuits, racking space, and network equipment;

•	with respect to staffing and administrative assets, pro rata allocation will be based on either (x) a reasonable estimate of resources committed or (y) a reasonable estimate of time spent on such services to GCUK, plus a reasonable markup based on the OECD guidelines;

•	real estate will be charged based on their share of lease or carrying costs based on a percentage of square meter use of such real estate by GCUK to use by other GCL subsidiaries (except that the costs of leasing the premises located at Centennium House, 100 Lower Thames Street, London EC3R 6DL, England, will be allocated in full to GCUK); and

•	intellectual property costs will be allocated in full to GCL, or alternatively, in each case, on such basis as may reasonably be considered to be within the OECD guidelines.

Fees due pursuant to this agreement will be estimated and paid quarterly, with an annual make-whole payment for any amounts outstanding. The use of assets similar to the assets provided for in the agreement cost us approximately £2.3 million, £0.9 million and £0.6 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Voice Termination Agreement

We have entered into a voice termination agreement with GCL and GCSEL, a GCL subsidiary, to allocate the costs of voice and data transport and termination services among the parties. The agreement is effective as from October 1, 2004. To the extent that each of GCL’s subsidiaries and us carry voice or data traffic over our respective networks for third parties, we agreed to also do so for other subsidiaries of GCL to the extent necessary to gain access to a third-party carrier’s network.

Termination fees will be charged based on a formula taking into account GCUK’s international long distance voice turnover, multiplied by the gross margin of international activity for GCL’s subsidiary carriers in Europe after deducting GCUK’s third-party costs for international voice termination, or, alternatively, on such basis as may reasonably be considered to be within the OECD guidelines.

GCUK’s portion of the operating expenses relating to its use of international voice over GCL’s sub-sea network, or applicable sub-sea costs, will be based on our international long distance voice turnover as a percentage of GCL subsidiaries’ consolidated total international turnover multiplied by GCL’s consolidated cost of operating sub-sea cable or, alternatively, on such basis as may reasonably be considered to be within the OECD guidelines. Pursuant to the agreement’s terms, GCSEL will obtain sub-sea voice transport and termination services for us from GCL’s other subsidiaries and voice transport and termination services for GCL’s other subsidiaries from us, administer billings between us and GCL’s other subsidiaries for fees incurred in connection with voice transport and termination services, and provide related administrative tasks and services. Fees due pursuant to this agreement will be estimated and paid quarterly, with an annual make-whole payment for any amounts outstanding. The services provided for in the agreement cost us approximately £1.2 million, £11.5 and £12.5 million for years ended December 31, 2002, 2003 and 2004.

Tax Agreement

We have entered into a tax agreement with GCL that establishes the basis upon which certain tax matters in the United Kingdom, including the surrender of tax losses and the re-allocation of income or gain where permitted by UK tax law, between us and other GCL subsidiaries subject to tax in the United Kingdom, will be conducted.

Insurance Proceeds Agreement

Our parent company generally maintains property, business interruption, general liability and related insurance coverage for the GCL group of companies for which we are named insureds. We have entered into an insurance proceeds agreement under which all proceeds from any insurance policy held by GCL or any of its subsidiaries, to the extent such results resulted from an event or occurrence at GCUK or resulted from the property or assets of GCUK, shall be paid to us.

Asset Transfer Agreement

On December 20, 2004, GCL and GCUK entered into an agreement under which GCL agreed to cause its subsidiaries to transfer certain assets to GCUK, on or before January 31, 2005, or take such other action so as to maintain the credit rating of the notes. Further to that agreement, GCUK entered into an agreement pursuant to which GCUK acquired, effective December 31, 2004, £21.9 million of operating assets in consideration for the issue of one thousand of its ordinary shares to BidCo.

The Security Arrangement Agreement

Concurrently with the completion of the offering of the notes, GCL issued $250.0 million aggregate principal amount of the mandatory convertible notes. Certain affiliates of STT are the initial holders of all the mandatory convertible notes. On December 23, 2004, we entered into a security arrangement agreement that governs the relationship between us, the issuer, the holders of the notes and the holders of the mandatory convertible notes. See “Description of Notes—Security Arrangement Agreement”.

MATERIAL CONTRACTS

The Indenture

The issuer has issued $200 million in aggregate principal amount of 10.75% dollar-denominated senior secured notes due 2014 and £105 million in aggregate principal amount of 11.75% sterling-denominated senior secured notes due 2014 under an indenture, dated as of December 23, 2004, among the issuer, GCUK as the guarantor, certain other guarantors and The Bank of New York as trustee.

The notes mature on the tenth anniversary of their issuance and interest on the notes is due each June 15 and December 15, beginning on June 15, 2005. The notes are senior secured obligations of the issuer and rank equal in right of payment with all of its future debt. We have guaranteed the notes as a senior obligation ranking equal in right of payment with all of our existing and future senior debt.

The notes are secured by certain of our and the issuer’s assets, including the capital stock of the issuer, but a significant portion of our assets do not serve as collateral for the notes. See “—Debenture” below. The notes are secured by a security assignment of the inter-company loan from the issuer to us of the proceeds of the offering. The issuer and we are permitted to incur certain liens on the collateral pursuant to the indenture’s terms and these permitted liens have priority over the liens in favor of the notes and the guarantee.

The issuer may redeem the notes in whole or in part, at any time on or after December 15, 2009 at redemption prices decreasing from 105.375% (for the dollar-denominated notes) or 105.875% (for the sterling-denominated notes) in 2009 to 100% of the principal amount in 2012 and thereafter. At any time before December 15, 2009, the issuer may redeem either or both series of notes, in whole or in part, by paying a “make-whole” premium, calculated in accordance with the indenture. The issuer may also redeem up to 35% of the principal amount of either series of notes before December 15, 2007 using the proceeds of certain equity offerings. The issuer may also redeem either or both series of notes, in whole but not in part, upon certain changes in tax laws and regulations.

If we experience a change of control (as such term is defined in the indenture), noteholders will have the right to require the issuer to purchase some or all of their notes at a purchase price equal to 101% of their principal amount plus accrued and unpaid interest, if any, and additional amounts, if any, to the date of repurchase.

If there is a payment default on or an acceleration of the notes or in the case of certain enforcement events, STT Communications Ltd (or one of its affiliates), for so long as it together with its affiliates owns not less than 50% in aggregate principal amount of the mandatory convertible notes may, but is not required to, purchase the notes from the noteholders at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest.

The indenture contains certain covenants which, among other things, restrict our ability to: (i) incur or guarantee additional indebtedness; (ii) pay dividends or make other distributions to repurchase or redeem our stock; (iii) make investments or other restricted payments; (iv) create liens; (v) enter into certain transactions with affiliates; (vi) enter into agreements that restrict the ability of our material subsidiaries to pay dividends; and (vii) consolidate, merge or sell all or substantially all of our assets.

We agreed to file a registration statement with the US Securities and Exchange Commission relating to an offer to exchange the notes for publicly tradable notes that have identical terms (except for terms concerning additional interest and transfer restrictions). The exchange notes together with the unregistered notes that remain outstanding after the completion of the exchange offer will be treated as a single class of debt securities under the indenture. We expect that the dollar-denominated exchange notes will be eligible for trading in the Private Offerings, Resales, and Trading through Automatic Linkages Market, commonly referred to as the Portal Market.

Debenture

As security for our obligations under the indenture, the issuer and we agreed to grant a charge upon certain of our assets pursuant to a debenture, dated as of December 23, 2004, among GCUK and the issuer as chargors and The Bank of New York as collateral agent. Our obligations under the indenture are secured by a charge over certain of our and the issuer’s assets, including the capital stock of the issuer, but a significant portion of our assets do not serve as collateral for the notes. Specifically, the collateral securing the notes does not include:

•	certain parts of the network leased by us, including any telecommunications cables and other equipment under a finance lease with Network Rail under which we lease approximately 23% of our lit fiber (calculated by fiber kilometers);

•	any rights, title, interest or obligations under certain specified excluded contracts, including (i) any contracts in which our counterparty is a UK governmental entity and (ii) any contract in which our counterparty is a contractor or subcontractor to a UK governmental entity;

•	any equipment or assets owned by us located on the premises of the parties to excluded contracts and any equipment or assets used exclusively by us in connection with the provision of services and the performance of obligations under such contracts;

•	property that we have pledged to Camelot in connection to our relationship with them and any equipment subject to our contract relating to Freenet; or

•	any contract or agreement (or rights or interests thereunder) which, if charged, would constitute a breach or default or result in the invalidation or unenforceability of any rights, title or interest of the chargor under such contract or agreement.

Security Arrangement Agreement

On December 23, 2004, we entered into a security arrangement agreement with the issuer, certain affiliates of STT and The Bank of New York as trustee and collateral agent. For a summary of certain provisions of the security arrangement agreement, see “Certain Relationships and Related Party Transactions—The Security Arrangement Agreement.”

Intercreditor Agreement

The Bank of New York, as trustee on behalf of the noteholders, has entered into an intercreditor and collateral agency agreement, or the intercreditor agreement, with an affiliate of Goldman, Sachs & Co., or the interest hedge secured party. As described in “Operating and Financial Review and Prospects—Off Balance Sheet Arrangements,” we have entered into an interest hedge agreement with the interest hedge secured party to minimize our exposure to any dollar/sterling currency fluctuations related to interest payments on the dollar-denominated notes. The intercreditor agreement grants the interest hedge secured party a security interest in the collateral securing the notes that ranks equally with the security interests of the noteholders.

Under the intercreditor agreement, the trustee, acting as collateral agent, will hold the liens and security interests in the collateral granted pursuant to the security documents for the notes with sole authority to exercise remedies under the security documents. The collateral will secure all obligations owed to (i) the collateral agent under the intercreditor agreement and the security documents, (ii) the trustee and the noteholders under the indenture and (iii) the interest hedge secured party under the interest hedge contract.

Any proceeds resulting from the exercise of security interests will be shared among the noteholders and the interest hedge secured party on a pro rata basis based on (a) with respect to the noteholders, the principal amount of the notes then outstanding, plus accrued and unpaid interest and additional amounts, if any, thereon and (b) with respect to the interest hedge secured party, the net value of the interest hedge contract, if positive, determined at the time of the application of proceeds.

Affiliate Subordination Agreement

GCUK, GCL and certain of its affiliates (such affiliates, together with GCUK, the GCL affiliated parties) and the trustee for the mandatory convertible notes entered into an affiliate subordination agreement, dated as of December 23, 2004. Pursuant to that agreement, the GCL affiliated parties agreed to subordinate all inter-company obligations, including inter-company indebtedness and inter-company accounts payable, between or among GCL, any of the GCL affiliated parties and any “restricted subsidiary” under the mandatory convertible notes indenture to the prior payment in full in cash of all obligations with respect to indebtedness and obligations of GCL under the mandatory convertible notes, of the guarantors under the mandatory convertible notes and of the other GCL affiliated parties that are parties to that indenture under the indenture (including post-bankruptcy interest and interest accruing after any similar proceeding or event). However, the GCL affiliated parties (including GCUK) may make or shall be entitled to receive, as the case may be, principal and interest payments on this subordinated debt as long as there is no default under the mandatory convertible notes indenture.

Network Rail

We lease certain telecommunications cable and related equipment from Network Rail Infrastructure Limited, or Network Rail, under a finance lease agreement between GCUK (then BR Telecommunications Limited) and Network Rail (then Railtrack plc), dated June 30, 1994. The lease also covered certain copper cable and PABX equipment. In connection with its plan to modernize the signaling system on the UK railways, Network Rail issued a notice to terminate the lease of such copper cable and PABX equipment, which termination was to become effective March 2005. On November 10, 2005, we entered into a capacity purchase agreement with Network Rail that provides us the right to use capacity over such copper cable and the PABX equipment until March 2010. The deeds of grant between GCUK (then BR Telecommunications Limited) and Network Rail (then Railtrack plc), dated various dates in 1995, grant GCUK easement rights to retain its equipment and install new equipment on Network Rail’s property. For a summary of these agreements and our relationship with Network Rail, see “Business—Network Rail and British Railways Board.”

DESCRIPTION OF CERTAIN PARENT SECURITIES

Mandatory Convertible Notes

GCL issued $250.0 million aggregate principal amount of mandatory convertible notes concurrently with the completion of the offering for the unregistered notes. GCL issued the mandatory convertible notes pursuant to an indenture with Wells Fargo Bank Minnesota, National Association, as trustee. GCUK and the issuer are parties to the indenture governing the mandatory convertible notes.

The initial holders of all the mandatory convertible notes are affiliates of STT. GCL issued the mandatory convertible notes to those affiliates to refinance debt that GCL and its subsidiaries owed. See “Summary — Our Parent Company’s Recapitalization and the Restructuring Agreement.”

Maturity and interest. The mandatory convertible notes mature on the fourth anniversary of the date of their issuance and bear interest at the rate of 4.7% per annum subject to upward adjustment in certain circumstances. GCL will pay interest by issuing additional STT convertible notes with an aggregate principal amount equal to the amount of the interest to be paid.

Guarantees. Most of the existing and future material subsidiaries of GCL, except for us and our subsidiaries, guarantee the mandatory convertible notes.

Security. The mandatory convertible notes are secured by a lien on substantially all the assets of GCL and its material subsidiaries, except for our assets and the assets of our subsidiaries. This lien is second in priority to liens in favor of any permitted working capital or receivables facilities if and when any such facilities come into existence. The security includes a pledge over the shares of our immediate parent company.

Conversion. The holders of the mandatory convertible notes have the right to convert them into shares of GCL’s common stock at any time on or prior to their maturity date subject to a specified formula (and allowing for certain anti-dilution adjustments). Any mandatory convertible note that is not converted to shares of GCL’s common stock prior to the maturity date will convert automatically into shares of GCL’s common stock on the maturity date.

Early Redemption. The mandatory convertible notes are not redeemable at GCL’s option prior to the occurrence of a conversion restriction. After the occurrence of a conversion restriction, GCL will have the right to redeem all or any part of the mandatory convertible notes held by STT or its affiliates at a redemption price in cash equal to 100% of the aggregate principal amount of the mandatory convertible notes redeemed, plus accrued and unpaid interest.

Change of Control. In the event of a change of control of GCL, GCL is obligated to offer to purchase the mandatory convertible notes at a price equal to 101% of the outstanding principal amount, plus accrued and unpaid interest, if any, to the date of purchase.

Events of Default. The indenture governing the mandatory convertible notes contains events of default that are customary for high yield securities, including failure to make payments of principal and interest when due, breaches of covenants, cross-default to capital lease obligations or other indebtedness, bankruptcy, insolvency and unsatisfied judgment defaults. A default in the payment of any amounts due under the notes offered in this offering, or any other default that results in the acceleration of these notes, constitutes an event of default under the indenture governing the mandatory convertible notes.

Registration Rights. GCL has granted customary registration rights to STT in respect of the mandatory convertible notes and the shares issuable upon conversion of the mandatory convertible notes.

Subordination of Other Debt. Loans by us or the issuer to GCL or its subsidiaries may be required to be subordinated in right of payment to the payment obligations to the holders of the mandatory convertible notes upon and during the occurrence of an event of default under the indenture governing the mandatory convertible notes.

The indenture governing the mandatory convertible notes provides that GCL and its subsidiaries may not amend, supplement or waive any provision of, the indenture for the unregistered notes and the exchange notes offered in this offering without notice to each of the holders of the mandatory convertible notes and the written consent of the holders of not less than a majority in aggregate principal amount of the mandatory convertible notes then outstanding. Other than the immediately preceding sentence, notwithstanding anything to the contrary in the indenture governing the mandatory convertible notes, it shall not be an event of default under that indenture for us and our subsidiaries to take, and we and our subsidiaries will not be restricted under that indenture from taking, any action that is not a default under, and is not restricted by, the indenture governing the unregistered notes and the exchange notes offered in this offering.

The indenture governing the mandatory convertible notes may be amended without the consent of the holders of the unregistered notes and the exchange notes offered in this offering. See “Risk Factors—Risks Related to the Notes and the Structure—The restrictive covenants in the indenture governing the notes or future debt instruments may limit our operating flexibility. Our failure to comply with these covenants could result in defaults under the indenture and any future debt instruments even though we may be able to meet our debt service obligations.”

Governing Law. The mandatory convertible notes and the indenture governing those notes are governed by New York law.

2.0% Cumulative Senior Convertible Preferred Shares

Pursuant to its plan of reorganization, GCL issued 18,000,000 shares of 2.0% cumulative senior convertible preferred shares to a subsidiary of STT. The preferred shares have a par value of $.10 per share and a liquidation preference of $10.00 per share. The preferred shares may be converted into common shares of GCL on a one-to-one basis, in whole or in part, at the option of the holder at any time.

As the sole holder of all the issued and outstanding preferred shares, STT has consented to the issuance of the notes offered in this offering, the issuance of the mandatory convertible notes and the other transactions contemplated by GCL’s debt recapitalization. STT also has waived its rights to object to the commencement of bankruptcy or other insolvency proceedings by us or by any of our subsidiaries. STT, however, still retains the right under the preferred shares to approve the issuance by us or the issuer of any indebtedness to repay or refinance in part or in full the notes.

DESCRIPTION OF THE NOTES

General

The exchange notes will be issued and the unregistered notes were issued under an indenture (the “Indenture”) dated as of December 23, 2004 by and among the Issuer, the Company, the other Guarantors and the Bank of New York, as trustee (the “Trustee”). The exchange notes together with unregistered notes that remain outstanding after the completion of the exchange offer will be treated as a single class of debt securities under the Indenture, including for purposes of determining whether the required percentage of noteholders have given their approval or consent to an amendment or waiver or joined in directing the Trustee to take certain actions on behalf of all noteholders. The unregistered notes and the exchange notes are identical in all material respects, except that the exchange notes will be registered under the Securities Act and terms concerning additional interest and terms made part of the Indenture by means of the Trust Indenture Act of 1939, as amended. Accordingly, unless specifically stated to the contrary, the following description applies equally to the unregistered notes and the exchange notes and references to the term “Notes” includes reference to both the unregistered notes and the exchange notes. References to the term “Dollar Notes” include reference to both the dollar-denominated unregistered notes and the dollar-denominated exchange notes and references to the term “Pound Notes” include reference to both the sterling-denominated unregistered notes and the sterling-denominated exchange notes.

The exchange notes will have the same terms as the outstanding notes, except for their issue date. However, the exchange notes offered hereby will have a ISIN and (as applicable) CUSIP and Common Code numbers that are different from any ISIN and (as applicable) Common Code numbers assigned to the outstanding notes and will not trade freely with such outstanding notes.

The following summary of the Indenture does not include all of the information included in the Indenture and may not include all of the information that you would consider important. This summary is qualified by reference to the Trust Indenture Act of 1939, as amended (the “TIA”), and to all of the provisions of the Indenture, including the definitions of terms therein and those terms made a part of the Indenture by reference to the TIA as in effect on the date of the Indenture. A copy of the Indenture may be obtained from the Company. The definitions of most of the capitalized terms used in the following summary are set forth below under “—Certain Definitions.” For purposes of this section, references to the “Company” include only Global Crossing (UK) Telecommunications Limited and not its Subsidiaries. References to “$” and “dollars” are to US dollars and references to “£” and “pounds” are to UK pounds sterling.

The Dollar Notes will be issued in fully registered form only, without coupons, in minimum denominations of $75,000 and $1,000 multiples thereof. The Pound Notes will be issued in fully registered form only, without coupons, in minimum denominations of £50,000 and £1,000 multiples thereof. Initially, the Trustee will act as paying agent and registrar for the Notes. The Notes may be presented for registration of transfer and exchange at the offices of the registrar, which initially will be the Trustee’s corporate trust office. The Issuer may change the paying agent and registrar without notice to Holders. The Issuer will pay principal (and premium, if any) on the Notes at the Trustee’s corporate office in London, England. The Issuer will also maintain one or more registrars with offices in the City of London and a transfer agent in each of (i) the City of London and (ii) for so long as the Notes are listed on the Irish Stock Exchange, Dublin. For so long as the Notes are listed on the Irish Stock Exchange, the Issuer will maintain a paying agent in Dublin. Interest may be paid at the Trustee’s corporate trust office, by check mailed to the registered address of the Holders or by wire transfer if instructions therefor are furnished by a Holder. Any Notes that remain outstanding after the completion of the exchange offer, together with the exchange Notes issued in connection with the exchange offer, will be treated as a single class of securities under the Indenture.

The Dollar Notes and the Pound Notes will constitute a single class of notes for all purposes under the Indenture including, without limitation, with respect to waivers and amendments, except as otherwise specified.

Principal, Maturity and Interest

The Issuer has issued $200.0 million aggregate principal amount of Dollar Notes and £105.0 million aggregate principal amount of Pound Notes, in each case under the Indenture. Additional Dollar Notes and Pound Notes may be issued from time to time (the “Additional Notes”) subject to the limitations set forth under “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock.” Any Additional Notes subsequently issued under the Indenture will be treated as a single class with the Notes for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

The Notes will mature on December 15, 2014. Interest on the Dollar Notes will accrue at the rate of 10.75% per annum and interest on the Pound Notes will accrue at the rate of 11.75% per annum. Interest on the Notes will be payable semiannually in arrears in cash on each June 15 and December 15, commencing on June 15, 2005, to the persons who are registered Holders at the close of business on the June 1 and December 1 immediately preceding the applicable interest payment date. Interest on the Notes will accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

The Notes will not be entitled to the benefit of any mandatory sinking fund.

Ranking and Guarantees

The Notes will be senior obligations of the Issuer, ranking pari passu in right of payment with all other existing and future senior obligations of the Issuer, including obligations under other unsubordinated Indebtedness. The Notes will effectively rank senior in right of payment to all existing and future obligations of the Issuer that are unsecured or secured by Liens junior to those securing the Notes, to the extent of the value, priority and validity of the Liens on the Collateral (as defined below) securing the Notes, and will also rank senior in right of payment to all existing and future obligations of the Issuer that are, by their terms, subordinated in right of payment to the Notes.

The Issuer’s obligations under the Notes, the Indenture and the Security Documents will be unconditionally guaranteed, jointly and severally, by the Company and each of the Company’s future Restricted Subsidiaries (other than the Issuer) that from time to time guarantee or otherwise become liable with respect to any Indebtedness of the Company or any other Guarantor, unless the incurrence of such Guarantee is prohibited by the laws of the jurisdiction of incorporation or formation of such Restricted Subsidiary. On the Issue Date, the Company had no Subsidiaries other than the Issuer.

Each Guarantee will be a senior obligation of the respective Guarantor, ranking pari passu in right of payment with all other senior obligations of such Guarantor, including obligations under other unsubordinated Indebtedness. Each Guarantee will effectively rank senior in right of payment to all existing and future obligations of such Guarantor that are unsecured or secured by Liens junior to those securing the Notes, to the extent of the value, priority and validity of the Liens on the Collateral held by such Guarantor, and will also rank senior in right of payment to all existing and future obligations of such Guarantor that are, by their terms, subordinated in right of payment to the Notes. Each Guarantee will be effectively subordinated to Indebtedness incurred by such Guarantor to the extent that such Indebtedness is secured by collateral that does not secure such Guarantee. See “—Security.”

The Guarantors will Guarantee the Notes on the terms and conditions set forth in the Indenture.

A Guarantee of a Guarantor that is a Subsidiary of the Company will be unconditionally released and discharged upon any of the following:

•	any Transfer (including, without limitation, by way of consolidation or merger) by the Company or any Restricted Subsidiary to any Person that is not a Restricted Subsidiary of the Company of all of the Equity Interests of such Guarantor, which sale, exchange or transfer is made in accordance with the provisions of the Indenture;

•	any Transfer directly or indirectly (including, without limitation, by way of consolidation or merger) by the Company or any Restricted Subsidiary to any Person that is not a Restricted Subsidiary of the Company of Equity Interests of such Guarantor or any issuance by such Guarantor of its Equity Interests, which Transfer or issuance is made in accordance with the provisions of the Indenture, such that such Guarantor ceases to be a Subsidiary of the Company; provided that such Guarantor is also released from all of its obligations in respect of Indebtedness of the Company and each other Guarantor; or

•	the designation of such Guarantor as an Unrestricted Subsidiary in accordance with the provisions of the Indenture; provided that such Guarantor is also released from all of its obligations in respect of all obligations of such Guarantor in respect of Indebtedness of the Company and each other Guarantor.

No such release or discharge of a Guarantee of a Guarantor shall be effective against the Trustee or the Holders of Notes to which such Guarantee relates until the Company shall have delivered to the Trustee an officers’ certificate stating that all conditions precedent provided for in the Indenture relating to such transactions have been complied with and that such release and discharge is authorized and permitted under the Indenture. At the request of the Company, the Trustee shall execute and deliver an instrument evidencing such release.

The Security Documents and the Indenture provide that, upon the release of a Guarantee under the Indenture, the security interests in the assets of the applicable Guarantor (including, in the case of a Transfer described in the first bullet point above, the pledge over the Equity Interests of such Guarantor) securing the Notes to which such Guarantee relates will also be released.

Security

Pursuant to the Security Documents, the Notes and the Guarantees thereof and all of the Issuer’s and the Guarantors’ obligations under the Indenture will be secured by a first priority Lien, subject to Permitted Liens, on certain of the assets of the Issuer and the Guarantors (the “Collateral”) which are permitted by law to be pledged. A significant portion of our assets will not be pledged in favor of the notes and the collateral securing the Notes and the Guarantee may be diluted under certain circumstances. See “Risk Factors—Risks Relating to the Notes, the Structure and the Offering—A significant portion of our assets will not be pledged in favor of the notes and the collateral securing the notes and the guarantee may be diluted under certain circumstances. The value of the collateral securing the notes and the guarantee may not be sufficient to satisfy obligations to you” and “Risk Factors—Risks Relating to the Notes, the Structure and the Offering—English insolvency laws may limit your ability to recover amounts due on the notes and the guarantee.” The Collateral will not include:

•	certain parts of the network leased by us, including any telecommunications cables and other equipment under a finance lease with Network Rail under which we lease approximately 23% of our lit fiber (calculated by fiber kilometers);

•	any rights, title, interest or obligations under certain specified excluded contracts, including (i) any contracts in which our counterparty is a UK governmental entity and (ii) any contract in which our counterparty is a contractor or subcontractor to a UK governmental entity;

•	any equipment or assets owned by us located on the premises of the parties to excluded contracts and any equipment or assets used exclusively by us in connection with the provision of services and the performance of obligations under such contracts;

•	property that we have pledged to Camelot in connection to our relationship with them and any equipment subject to our contract relating to Freenet; or

•	any contract or agreement (or rights or interests thereunder) which, if charged, would constitute a breach or default or result in the invalidation or unenforceability of any rights, title or interest of the chargor under such contract or agreement.

The value of the collateral securing the Notes and the Guarantee may not be sufficient to satisfy obligations to you. The Collateral will be shared, on a pro rata basis, with the parties providing the currency hedge related to the interest payment on the Dollar Notes. See “—Intercreditor Agreement” below. The terms of the Security Arrangement Agreement significantly limit the exercise of remedies associated with the Security Documents. These restrictions limit the ability of the Trustee and the Holders to realize value from the Collateral. See “—Security Arrangement Agreement” and “Risk Factors—Risks Related to the Notes and the Structure—The ability of the collateral to foreclose on the secured property may be limited.”

Pursuant to the Security Documents certain assets of the Issuer and the Guarantor are being secured by way of fixed charge, assignment and floating charge. A fixed charge is being taken over certain assets of the Issuer and the Guarantor including certain tangible moveable property, intellectual property, goodwill, the shares of the Issuer and real property. An assignment is being taken over the proceeds of the insurance policies held by the Issuer and the Guarantor. A floating charge is being taken over all of the assets of the Issuer and the Guarantor which are not otherwise being charged by way of fixed charge or assignment or otherwise excluded from the Collateral as described above.

Only a floating charge is being taken over bank accounts and monetary claims (which include receivables) of the Issuer and the Guarantor. No fixed charge or assignment is being taken over bank accounts or monetary claims (which include receivables). Prior to an event of default under the Indenture the Issuer and the Guarantor will retain exclusive rights to exercise all rights in respect of its bank accounts and its monetary claims (which include receivables).

There can be no assurance that the proceeds from the sale of the Collateral in whole or in part pursuant to the Indenture and the Security Documents following an Event of Default would be sufficient to satisfy payments due on the Notes. By its nature, some or all of the Collateral will be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time, if saleable. See “—Sufficiency of Collateral.”

To the extent that third parties enjoy Liens permitted by the Security Documents and the Indenture, such third parties will have rights and remedies with respect to the assets subject to such Liens that, if exercised, could adversely affect the value of the Collateral or the ability of the Trustee, acting on behalf of the Secured Parties (as defined under “—Intercreditor Agreement” below), to realize or foreclose on the Collateral. In addition, the ability of the Trustee, acting on behalf of the Secured Parties, to realize upon the Collateral may be subject to certain bankruptcy law limitations in the event of a bankruptcy. See “—Certain Insolvency Limitations.”

Sufficiency of Collateral

The value of the Collateral may not be sufficient to satisfy the Notes and the Collateral may be reduced or diluted under certain circumstances. The Collateral does not include all of our assets. See “Risk Factors—Risks Relating to the Notes, the Structure and the Offering—A significant portion of our assets will not be pledged in favor of the notes and the collateral receiving the notes and the guarantee may be diluted under certain circumstances. The value of the collateral securing the notes and the guarantee may not be sufficient to satisfy obligations to you” and “Risk Factors—Risks Relating to the Notes, the Structure and the Offering—English insolvency laws may limit your ability to recover amounts due on the notes and the guarantee.”

By their nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. The book value of the Collateral should not be relied on as a measure of realizable value for such assets. A significant portion of the Collateral includes assets that may only be usable, and thus retain value, as part of the Company’s existing operating businesses. In addition, substantially all of the important contracts with the UK Government or agencies thereof and many contracts with other clients, including some of those described under “Business—Customer Relations,” are not assignable to third parties and/or may be terminable by the Government upon a change of control of the Company or an insolvency of the Company. Accordingly, any such sale of the Collateral separate from the sale of certain operating business may not be feasible or of significant value. To the extent that holders of other secured Indebtedness or third parties enjoy liens (including statutory liens), whether or not permitted by the Indenture, such holders or third parties may have rights and remedies with respect to the Collateral securing the Notes that, if exercised, could reduce the proceeds available to satisfy the obligations under the Notes. Moreover, the exercise of remedies by the Holders under the Security Documents will be severely limited by the terms of the Security Arrangement Agreement. See “—Security Arrangement Agreement.”

If the Company designates an Unrestricted Subsidiary as permitted by the Indenture, all of the liens on any Collateral owned by the Unrestricted Subsidiary or any of its Subsidiaries and any Guarantees of the Notes by the Unrestricted Subsidiary or any or its Subsidiaries will be released under the Indenture. Designation of an Unrestricted Subsidiary will reduce the aggregate value of the Collateral to the extent that liens on the assets of the Unrestricted Subsidiary and its Subsidiaries are released and the Notes will be structurally subordinated to the debt and other obligations of the Unrestricted Subsidiary and its Subsidiaries. This may materially reduce the Collateral available to secure the Notes.

Security Arrangement Agreement

On the Issue Date, the Trustee and the Collateral Agent (in each case, on behalf of itself and the Holders) entered into a Security Arrangement Agreement (the “Security Arrangement Agreement”) with the Issuer, the Company, STT Communications Ltd, STT Crossing Ltd and STT Hungary Liquidity Management Limited Liability Company. The following is a summary of the material provisions of the Security Arrangement Agreement. The summary is not complete and is qualified in its entirety by reference to the Security Arrangement Agreement.

Enforcement of Security. Pursuant to the terms of the Security Arrangement Agreement, the rights of the Trustee, the Collateral Agent and the Holders to exercise remedies under the Security Documents are significantly limited. Specifically, the Security Arrangement Agreement provides that, until the earlier of (i) repayment in full of the GCL Convertible Notes, and (ii) the disposal by STT Communications Ltd. and its affiliates of any and all of their interest in the GCL Convertible Notes, none of the assets of the Company or any its subsidiaries may be sold or disposed of pursuant to enforcement action commenced under the Security Documents by (or on behalf of) the Trustee, the Collateral Agent or the Holders, unless:

•	such sale or disposal is (i) pursuant to a public auction or (ii) for fair market value (taking into account the circumstances giving rise to such sale or disposal) as certified by an independent, internationally recognized investment bank;

•	such sale or disposal is for cash consideration payable at closing;

•	in the case of a sale or disposal of shares in the Company or any of its subsidiaries, such sale or disposal is of all of the shares in such person held by the relevant obligor; and

•	simultaneously with the receipt in full of the completion monies relating to such sale or disposal, the shares or other assets being sold or otherwise disposed of are unconditionally released and discharged from all Liens created by the Security Documents in favor of the Holders.

•	For the purposes hereof, “enforcement action” means, any action to:

•	exercise or enforce any rights or remedies with respect to the Security Documents (including any right of set-off or combination of accounts); or

•	take any formal or procedural steps in relation to any of the rights and remedies referred to above, including any action to petition for (or take any other steps which may lead to) (a) the appointment of an administrative receiver, receiver, compulsory manager or other similar officer in respect of the Company or any of its subsidiaries or any of their assets or (b) any analogous procedure in any jurisdiction.

See “Risk Factors—Risks Related to the Notes and the Structure—The ability of the collateral agent to foreclose on the secured property may be limited.” The Security Arrangement Agreement expressly states that, except as expressly set out therein, nothing in the Security Arrangement Agreement shall affect the rights and remedies of the Trustee and the Holders as unsecured creditors under the Notes and the Guarantee.

The Security Arrangement Agreement provides that without the consent of the holders of the GCL Convertible Notes (i) the Indenture may not be amended and (ii) subject to certain exceptions, the Holders may not take, accept or receive the benefit of any guarantee or Lien in respect of the Notes from our parent company or any of its subsidiaries (other than the Company and its subsidiaries).

Intercreditor Agreement

The Trustee on behalf of the Holders entered into an Intercreditor and Collateral Agency Agreement (the “Intercreditor Agreement”) with the Interest Hedge Secured Parties, with the Trustee as collateral agent. The following summary of certain provisions of the Intercreditor Agreement does not purport to be complete and is qualified in its entirety by reference to the Intercreditor Agreement.

Pursuant to the terms of the Intercreditor Agreement, the Trustee as collateral agent will hold the liens and security interests in the Collateral granted pursuant to the Security Documents with sole authority to exercise remedies under the Security Documents. The Collateral will secure all obligations owed to (i) the Collateral Agent under the Intercreditor Agreement and the Security Documents, (ii) the Trustee and the Holders under the Indenture and (iii) the Interest Hedge Secured Parties under the Interest Hedge Contracts (the “Secured Parties”).

The Intercreditor Agreement provides that, for so long as any obligations are outstanding under the Notes, Holders will have the exclusive right to instruct the Trustee, as collateral agent, to manage, perform and enforce the terms of the Security Documents relating to the Collateral, subject to the terms of the Security Arrangement Agreement, the Holders will have the exclusive right to direct the Trustee to exercise and enforce all privileges, rights and remedies thereunder according to their direction, including to take or retake control or possession of such Collateral and to hold, prepare for sale, process, sell, lease, dispose of or liquidate such Collateral, including, without limitation, following the occurrence of a Default of Event of Default under the Notes. All payments received and all amounts held or realized by the Trustee in respect of Collateral under the Intercreditor Agreement will be applied as follows:

(1)	first, to the Trustee in its capacity as collateral agent and any receiver, attorney or agent appointed under or pursuant to a Security Document for all compensation, fees, costs, expenses and liabilities, incurred, owed or unpaid, including in connection with the collection or distribution of such amounts held or realized or in connection with expenses incurred in enforcing its remedies under the Security Documents and preserving the Collateral;

(2)	second, to the Trustee or any other agent for all compensation, fees, costs, expenses, and liabilities of the Trustee or such agent incurred or owed pursuant to the Indenture and unpaid, including costs of collection;

(3)	third, to the Holders and the Interest Hedge Secured Parties on a pro rata basis based on (a) with respect to the Holders, the principal amount of Notes then outstanding, plus accrued and unpaid interest and additional amounts, if any, thereon and (b) with the respect to each Interest Hedge Secured Party, the net value of Interest Hedge Contracts of such Interest Hedge Secured Party, if positive, determined at the time of the application of proceeds; and

(4)	fourth, any surplus remaining after such payments shall be paid over to the Company or to whosoever may be lawfully entitled thereto.

The Intercreditor Agreement provides that the Trustee, as collateral agent, will have no liability to any of the other parties thereto as a consequence of its performance or non-performance under the Intercreditor Agreement, except for gross negligence or willful misconduct.

Certain Insolvency Limitations

Under insolvency law in England and Wales, the liquidator or administrator of the Company or any Guarantor may apply to the court to set aside certain types of preliquidation transactions and to rescind a transaction entered into by such company at an undervalue (which is similar to less than fair value), if such company was insolvent at the time of, or in consequence of, the transaction and enters into a liquidation or administration within two years of the completion of the transaction. A transaction might be so challenged if it involved a gift by a company or such company received consideration of significantly less value than the consideration given by such company. A court generally will not intervene, however, if a company entered the transaction in good faith and for the purpose of carrying on its business and there were reasonable grounds for believing the transaction would benefit such company.

In addition, under such insolvency law, the liabilities of the Company and the Guarantors in respect of the Guarantees and the Notes will be paid in the event of an insolvency after certain debts which are entitled to priority under law, such as amounts owed in respect of occupational pension schemes and amounts owed to employees. See “Risk Factors—Risks Related to the Notes the Structure and the Offering—English insolvency laws may limit your ability to recover amounts due on the notes and the guarantee.”

Additional Amounts

All payments made by the Issuer under or with respect to a Note or by the Guarantors under or with respect to the Guarantees will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (hereinafter “Taxes”) imposed or levied by or on behalf of the government of the United States, the United Kingdom or any other jurisdiction in which the Issuer or the Guarantors are organized or resident for tax purposes, or within or through which payment is made, or any political subdivision or taxing authority or agency thereof or therein (any of the aforementioned being a “Taxing Jurisdiction”), unless the Issuer or the Guarantors is or are required to withhold or deduct any such Taxes by law or by the interpretation or administration thereof.

If the Issuer or the Guarantors are so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to a Note or the Guarantees, the Issuer or the Guarantors, as applicable, will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by the Holder of such Note (including Additional Amounts) after such withholding or deduction of such Taxes will not be less than the amount such Holder would have received if such Taxes had not been required to be withheld or deducted; provided, however, that notwithstanding the foregoing, Additional Amounts will not be paid with respect to:

(1) any Taxes that would not have been so imposed, deducted or withheld but for the existence of any present or former connection between the Holder or beneficial owner of a Note (or between a fiduciary, settler, beneficiary, member or shareholder of, or possessor of power over, the Holder or beneficial owner of such Note, if the Holder or beneficial owner is an estate, nominee, trust, partnership or corporation) and the relevant Taxing Jurisdiction (other than the mere receipt of such payment or the ownership or holding of the execution, delivery, registration or enforcement of such Note);

(2) subject to the last paragraph of this section, any estate, inheritance, gift, sales, excise, transfer or personal property tax or similar tax, assessment or governmental charge;

(3) any Taxes that would not have been so imposed, deducted or withheld if the Holder or beneficial owner of the Note or beneficial owner of any payment on such Note had (i) made a declaration of non-residence, or any other claim or filing for exemption, to which it is entitled or (ii) complied with any certification, identification, information, documentation or other reporting requirement concerning the nationality, residence, identity or connection with the relevant Taxing Jurisdiction of such Holder or beneficial owner of such Note or any payment on such note (provided that (x) such declaration of non-residence or other claim or filing for exemption or such compliance is required by the applicable law of the Taxing Jurisdiction as a precondition to exemption from, or reduction in the rate of the imposition, deduction or withholding of, such Taxes and (y) at least 30 days prior to the first payment date with respect to which such declaration of non-residence or other claim or filing for exemption or such compliance is required under the applicable law of the Taxing Jurisdiction, the relevant Holder at that time has been notified by the Company, the Guarantors or any other person through whom payment may be made that a declaration of non-residence or other claim or filing for exemption or such compliance is required to be made);

(4) a withholding or deduction imposed on a payment to an individual which is required to be made pursuant to the EU Directive on the taxation of savings income which was adopted by the ECOFIN Council on June 3, 2003, or any law implementing or complying with, or introduced in order to conform to, such Directive;

(5) any Taxes that would not have been so imposed, deducted or withheld if the beneficiary of the payment had presented the Note for payment within 30 days after the date on which such payment or such Note became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the Holder would have been entitled to Additional Amounts had the Note been presented on the last day of such 30-day period);

(6) any payment under or with respect to a Note to any Holder that is a fiduciary or partnership or any Person other than the sole beneficial owner of such payment or Note, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such partnership or the beneficial owner of such payment or Note would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual Holder of such Note;

(7) a Note presented for payment by or on behalf of a Holder who or that would have reasonably been able to avoid such withholding or deduction by presenting the relevant Note to another paying agent maintained by the Issuer in a Member State of the European Union; or

(8) any combination of items (1) through (7) above.

The foregoing provisions shall survive any termination or discharge of the Indenture and shall apply mutatis mutandis to any Taxing Jurisdiction with respect to any successor Person to the Issuer or the Guarantors.

The Issuer or the Guarantors will also make any applicable withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Issuer or the Guarantors will furnish to the Trustee, within 30 days after the date the payment of any Taxes deducted or withheld is due pursuant to applicable law, certified copies of tax receipts or, if such tax receipts are not reasonably available to the Issuer or the Guarantors, such other documentation that provides reasonable evidence of such payment by the Issuer or the Guarantors. Copies of such receipts or other documentation will be made available to the Holders or the paying agents, as applicable, upon request.

At least 30 days prior to each date on which any payment under or with respect to any Notes is due and payable, unless such obligation to pay Additional Amounts arises after the 30th day prior to such date, in which case it shall be promptly paid thereafter, if the Issuer or the Guarantors will be obligated to pay Additional Amounts with respect to such payment, the Issuer or the Guarantors will deliver to the Trustee and the paying agent an officers’ certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable such Trustee and paying agent to pay such Additional Amounts to Holders of such Notes on the payment date. Each officers’ certificate shall be relied upon until receipt of a further officers’ certificate addressing such matters.

Whenever in the Indenture or in this “Description of the Notes” there is mentioned, in any context, the payment of principal, premium, if any, interest, or of any other amount payable under or with respect to any Note, such mention shall be deemed to include or mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Issuer and the Guarantors will pay any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise in any jurisdiction from the execution, delivery, enforcement or registration of the Notes, the Indenture or any other document or instrument in relation thereto, excluding all such taxes, charges or similar levies imposed by any jurisdiction outside any jurisdiction in which a paying agent is located, and the Issuer and the Guarantors will agree to indemnify the Holders of the Notes for any such non-excluded taxes paid by such Holders.

Redemption

Optional Redemption. The Notes will be redeemable, at the Issuer’s option, in whole at any time or in part from time to time, on and after December 15, 2009 at the following redemption prices (expressed as percentages of the principal amounts thereof) if redeemed during the twelve-month period commencing on December 15 of the applicable year set forth below, plus, in each case, accrued and unpaid interest, if any, to the date of redemption:

Year	Percentage
	Dollar Notes	Pound Notes
2009	105.375%	105.875%
2010	103.583%	103.917%
2011	101.792%	101.958%
2012 and thereafter	100.000%	100.000%

Option to Call. In addition, prior to December 15, 2009, the Issuer may redeem the Notes, at its option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any to the redemption date, plus the Make-Whole Premium (a “Make-Whole Redemption”).

“Applicable Rate” for any redemption date, (x) with respect to any Dollar Notes means the yield to maturity at the time of computation of Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two Business Days prior to the Make-Whole Redemption Date of such Note (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Make-Whole Redemption Date to December 15, 2009; provided, however, that if the period from the Make-Whole

Redemption Date to December 15, 2009 is not equal to the constant maturity of a Treasury security for which a weekly average yield is given, the Applicable Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of Treasury securities for which such yields are given, except that if the period from the Make-Whole Redemption Date to December 15, 2009 is less than one year, the weekly average yield on actually traded Treasury securities adjusted to a constant maturity of one year shall be used; and (y) with respect to any Pound Notes means yield to maturity of UK Government securities with a fixed maturity from information compiled by the Office for National Statistics and published in the most recent Financial Statistics that have become publicly available at least two Business Days in London prior to the make whole Redemption Date of such Note most nearly equal to the period from the make-whole Redemption Date to December 15, 2009; provided, however, that if such Financial Statistics are no longer published or do not indicate the relevant yield to maturity at the time of computation, the Issuer shall use any publicly available source of similar market data most nearly equal to the period from such make-whole Redemption Date to December 15, 2009; provided, further however, that if the period from such make-whole Redemption Date to December 15, 2009 is not equal to the fixed maturity of Government securities for which a yield is given, the Applicable Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the yields of Government securities for which such yields are given except that if the period from such redemption date to December 15, 2009 is less than one year, the Issuer shall use the weekly average yield on actually traded Government securities denominated in sterling adjusted to a fixed maturity of one year to make such calculation.

“Make-Whole Premium” means an amount equal to the greater of (i) 1.0% of the principal amount such Note and (ii) the excess of (x) the present value of the sum of the principal amount and premium, if any, that would be payable on such Note on December 15, 2009 and all remaining interest payments to and including December 15, 2009 (but excluding any interest accrued to the Make-Whole Redemption Date), discounted on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) from, 2009 to the Make-Whole Redemption Date at a per annum interest rate equal to the Applicable Rate on such Make-Whole Redemption Date plus 0.50%, over (y) the outstanding principal amount of such Note.

“Make-Whole Redemption Date” with respect to a Make-Whole Redemption, means the date such Make-Whole Redemption is effected.

Equity Offering. Notwithstanding the foregoing, at any time, or from time to time, prior to December 15, 2007, the Issuer may, at its option, use all or any portion of the net cash proceeds of one or more Equity Offerings (as defined below) to redeem (i) up to 35% of the aggregate principal amount of the Dollar Notes issued at a redemption price equal to 110.750% of the principal amount thereof and (ii) up to 35% of the aggregate principal amount of the Pound Notes issued at a redemption price equal to 111.750% of the principal amount thereof plus, in each case, accrued and unpaid interest, if any, to the date of redemption; provided that at least 65% of the aggregate principal amount of Dollar Notes and the Pound Notes, respectively, originally issued remains outstanding immediately after any such redemption. In order to effect the foregoing redemption with the proceeds of any Equity Offering, the Issuer shall consummate such redemption not more than 120 days after the consummation of any such Equity Offering.

As used in the preceding paragraph, “Equity Offering” means any issuance of, or contribution on account of, Qualified Capital Stock of the Company.

Redemption for Changes in Withholding Taxes. The Issuer is entitled to redeem the Notes, at its option, at any time as a whole but not in part, upon not less than 30 nor more than 60 days’ notice, at a price equal to 100% of the outstanding principal amount thereof, plus accrued and unpaid interest (if any) to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in the event the Issuer has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts as a result of:

(1)	a change in or an amendment to any laws or treaties (including any rulings or regulations promulgated thereunder) of any relevant Taxing Jurisdiction (or any political subdivision or taxing authority thereof or therein); or

(2)	any change in or amendment to any official position regarding the application, administration or interpretation of such laws, treaties, rulings or regulations, which change or amendment is announced or becomes effective on or after the Issue Date, and the Issuer cannot avoid such obligation by taking reasonable measures available to it, provided that the Issuer shall not be required to take any measures that, in its reasonable determination, would result in the imposition on it of any legal or regulatory burden or the incurrence by it of any additional costs, or would otherwise result in any adverse consequences. The foregoing provisions will apply mutatis mutandis to the laws and official positions of any jurisdiction in which any successor permitted under “—Certain Covenants—Merger, Consolidation and Sale of Assets” is organized, but (in the case of any jurisdiction other than Ireland) only with respect to events arising after the date of succession to the extent the foregoing did not apply to such events prior to the date of succession.

Before publishing or mailing notice of redemption of the Notes, the Issuer will deliver to the Trustee an officer’s certificate to the effect that the Issuer cannot avoid its obligation to pay Additional Amounts by taking reasonable measures available to it. The Issuer will also deliver an opinion of independent legal counsel of recognized standing to the effect that the Issuer would be obligated to pay Additional Amounts as a result of a change or amendment described above.

Selection and Notice of Redemption

In the event that less than all of the Notes are to be redeemed at any time, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed (as certified to the Trustee by the Issuer) or, if the Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that:

•	no Dollar Notes of a principal amount of $75,000 or less or Pound Notes of a principal amount of £50,000 or less shall be redeemed in part; and

•	if a partial redemption is made with the proceeds of a Equity Offering, selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC, Euroclear and/or Clearstream procedures, as applicable), unless such method is otherwise prohibited.

If and for so long as the Notes are listed on the Irish Stock Exchange and the rules and regulations so required, notice of such redemption shall be sent to the Companies Announcements Office of such exchange.

Notice of an optional redemption shall be mailed at least 30 but not more than 60 days before the redemption date to each Holder to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Issuer has deposited with the paying agent funds in satisfaction of the applicable redemption price pursuant to the Indenture.

Purchase at the Option of the Holders of the GCL Convertible Notes

The Indenture provides that, at any time (i) after the occurrence (but during the continuance) of an Event of Default described under clause (1) or (2) of the first paragraph under “—Events of Default” below or (ii) following the taking of any enforcement action by the Trustee (including acceleration) (a “Relevant Event”), STT Communications Ltd. (or one of its affiliates), for so long as it (together with its affiliates) holds not less than

50% of the then outstanding GCL Convertible Notes (the “Optionholder”) will have the right, but not the obligation, to purchase (the “Purchase Option”) all, but not less than all, of the Notes then outstanding at a purchase price equal to 100% of the principal amount thereof plus accrued interest thereon, if any, to the date of purchase (the “Purchase Option Payment”). The Optionholder may exercise the Purchase Option by sending, by first class mail, a notice to each Holder with a copy to the Trustee, which notice will state, among other things, that a Relevant Event has occurred and is then continuing and the purchase date which must be no earlier than 10 days nor later than 30 days from the date such notice is mailed (the “Purchase Option Payment Date”). On the Purchase Option Payment Date, the Optionholder will deposit with the paying agent an amount equal to the Purchase Option Payment for all of the Notes then outstanding. The paying agent will promptly mail to each Holder the Purchase Option Payment for all such Holder’s Notes and such Holder’s Notes will automatically, and without any further action on the part of the Holder, be transferred to an account designated by the Optionholder in writing to the Trustee. Thereafter Holders of the Notes, other than the Optionholder, will have no rights under the Notes or the Indenture.

The Optionholder has no obligation to exercise the Purchase Option and there can be no assurance that in the event of a Relevant Event the Optionholder would elect to exercise the Purchase Option.

Repurchase at the Option of Holders

Change of Control

The Indenture provides that, upon the occurrence of a Change of Control unless the Issuer has unconditionally exercised its right to redeem all the Notes as described under “—Redemption —Optional Redemption,” each Holder will have the right to require that the Issuer purchase all or a portion of such Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued interest, if any, thereon to the date of purchase (the “Change of Control Payment”).

Within 30 days following the date upon which the Change of Control occurs unless the Issuer has unconditionally exercised its right to redeem all the Notes as described under “—Redemption —Optional Redemption,” the Issuer must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, to the paying agent at the address specified in the notice prior to the close of business on the third Business Day prior to the Change of Control Payment Date.

On the Change of Control Payment Date, the Issuer will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes properly accepted together with an officers’ certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuer.

The paying agent will promptly mail to each Holder of Notes properly tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail to each Holder a new Note in a principal amount equal to any unpurchased portion of the Notes surrendered, if any; provided, however, that each new Dollar Note will be in a principal amount of $75,000 or an integral multiple of $1,000 above such amount and each new Pound Note will be in a principal amount of £50,000 or an integral multiple of $1,000 above such amount.

The Issuer will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

If a Change of Control Offer is required to be made, there can be no assurance that the Issuer or the Guarantors will have available funds sufficient to pay the Change of Control purchase price for all of the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Issuer is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Issuer expects that it would seek third-party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Issuer would be able to obtain such financing.

Neither the Board of Directors of the Issuer nor the Trustee may waive the covenant relating to a Holder’s right to require the purchase of Notes upon a Change of Control. Restrictions in the Indenture described herein on the ability of the Company and the Restricted Subsidiaries to incur additional Indebtedness, to grant Liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require the purchase of the Notes, and there can be no assurance that the Issuer, the Guarantors or the acquiring party will have sufficient financial resources to affect such purchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

The Issuer and any third party making a Change of Control Offer, will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indenture, the Issuer shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Change of Control” provisions of the Indenture by virtue thereof.

Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of (as determined in good faith by the Company’s Board of Directors);

(2) at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of (x) cash or Cash Equivalents or (y) Replacement Assets and, in each case, is received at the time of such disposition; and

(3) upon the consummation of an Asset Sale, the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 365 days after receipt thereof

(a) in the event the Asset Sale does not consist of Collateral, to repay Indebtedness, if any, secured by a Lien on the Property sold in such Asset Sale, (b) in the event the Person consummating the Asset Sale is neither the Issuer nor a Guarantor, to Indebtedness of such Restricted Subsidiary that is not a Guarantor or (c) to acquire Replacement Assets (or to commit to acquire such Replacement Assets within such 365-day period and complete such acquisition within a 180-day period after such 365-day period).

On the 366th day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clause (3) of the preceding paragraph (each a “Net Proceeds Offer Trigger Date”), such aggregate amount of Net Cash Proceeds which has not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clause (3) of the preceding paragraph (each a “Net Proceeds Offer Amount”) shall be applied by the Issuer to make an offer to purchase (the “Net Proceeds Offer”) to all Holders and, to the extent required by the terms of any Pari Passu Debt, an offer to purchase to all holders of such Pari Passu Debt, on a date (the “Net Proceeds Offer Payment Date”) not less than 30 nor more than 60 days following the applicable Net Proceeds Offer Trigger Date, from all Holders (and holders of such Pari Passu Debt) on a pro rata basis, that principal amount of Notes (and Pari Passu Debt) equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, thereon to the date of purchase (and, in the case of Pari Passu Debt, the redemption price for such Pari Passu Debt set forth in the related documentation governing such Indebtedness, plus accrued and unpaid interest, if any, thereon to the date of purchase); provided, however, that if at any time any non-cash consideration received by the Company or any Restricted Subsidiary, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration) or Cash Equivalents, then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant. For purposes of calculating the principal amount of any Indebtedness not denominated in US Dollars, such Indebtedness shall be calculated by converting such principal amounts into their Dollar Equivalent determined as of a date selected by the Issuer that is within the period of the Net Proceeds Offer.

The Company may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of £20.0 million resulting from one or more Asset Sales or deemed Asset Sales (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of £20.0 million, shall be applied as required pursuant to this paragraph). The first such date the aggregate unutilized Net Proceeds Offer Amount is equal to or in excess of £20.0 million shall be treated for this purpose as the Net Proceeds Offer Trigger Date.

For the purposes of this covenant, the following are deemed to be cash or Cash Equivalents:

(1) cash or Cash Equivalents;

(2) the assumption or discharge of Indebtedness of the Company or any Restricted Subsidiary or Preferred Stock of a Subsidiary Guarantor and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness or Preferred Stock in connection with such Asset Sale;

(3) Indebtedness of any Restricted Subsidiary or Preferred Stock of a Subsidiary Guarantor, in each case that is no longer a Restricted Subsidiary as a result of such Asset Sale, to the extent that the Company and its Restricted Subsidiaries following such Asset Sale are released from any guarantee of such Indebtedness or Preferred Stock in connection with such Asset Sale; and

(4) securities or other obligations received by the Company or any Restricted Subsidiary from the transferee that can be converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents within 180 days of receipt thereof, to the extent of the cash or Cash Equivalents actually received in that conversion.

In the event of the transfer of substantially all (but not all) of the property and assets of the Company and the Restricted Subsidiaries as an entirety to a Person in a transaction permitted under “—Certain Covenants—Merger, Consolidation and Sale of Assets,” which transaction does not constitute a Change of Control, the successor corporation shall be deemed to have sold the properties and assets of the Company and the Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the Fair Market Value of such properties and assets of the Company or the Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 30 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Dollar Notes and Pound Notes in whole or in part in integral multiples of $1,000 and £1,000, respectively, in exchange for cash; provided, however, that any remaining portion of (i) Dollar Notes shall be in minimum denominations of $75,000 and integral multiples of $1,000 above such amount and (ii) Pound Notes shall be in minimum denominations of £50,000 and integral multiples of £1,000 above such amount. To the extent Holders properly tender Notes and holders of Pari Passu Debt properly tender such Indebtedness in an amount exceeding the Net Proceeds Offer Amount, the tendered Notes and Pari Passu Debt will be purchased on a pro rata basis based on aggregate amounts of Notes and Pari Passu Debt tendered. A Net Proceeds Offer shall remain open for a period of 20 Business Days or such longer period as may be required by law.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Asset Sale” provisions of the Indenture, the Issuer shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the “Asset Sale” provisions of the Indenture by virtue thereof.

Excess Cash Flow Offer

Commencing with the period beginning on the date of the Indenture and ending December 31, 2005, and for each 12-month period ended December 31 thereafter until the maturity of the Notes, the Issuer will make an Excess Cash Flow Offer to all Noteholders to purchase the maximum principal amount of Notes that may be purchased using the Excess Cash for such period at a purchase price equal to 100% of the principal amount of the Notes to be purchased plus accrued and unpaid interest, if any, thereon to the date of purchase.

Each Excess Cash Flow Offer will be mailed to the record Holders as shown on the register of Holders within 120 days following the end of the applicable period, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Excess Cash Flow Offer, Holders may elect to tender their Dollar Notes and Pound Notes in whole or in part in integral multiples of $1,000 and £1,000, respectively, in exchange for cash; provided, however, that any remaining portion of (i) Dollar Notes shall be in minimum denominations of $75,000 and integral multiples of $1,000 above such amount and (ii) Pound Notes shall be in minimum denominations of £50,000 and integral multiples of £1,000 above such amount. To the extent Holders properly tender Notes in an amount exceeding the Excess Cash associated with such Excess Cash Flow Offer, the tendered Notes will be purchased on a pro rata basis based on aggregate amounts of Notes tendered. An Excess Cash Flow Offer will remain open for a period of 20 Business Days or such longer period as may be required by law. For purposes of calculating the principal amount of any Indebtedness not denominated in U.S. Dollars, such Indebtedness will be calculated by converting such principal amounts into their Dollar Equivalent determined as of a date selected by the Issuer that is within the period of the Excess Cash Flow Offer.

If and for so long as the Notes are listed on the Irish Stock Exchange and the rules or the exchange so require, the Issuer will publish notices relating to the Excess Cash Flow Offer in a leading newspaper of general circulation in Ireland (which is expected to be the Irish Times).

The Issuer may use any Excess Cash that remains after consummation of an Excess Cash Flow Offer (“Eligible Excess Cash”) for any purpose not otherwise prohibited by the indenture.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Excess Cash Flow Offer. To the extent that the provisions of any securities laws or regulations conflict with the Excess Cash Flow provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Excess Cash Flow provisions of the Indenture by virtue of such conflict.

Certain Covenants

Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, “incur”) any Indebtedness (including Acquired Indebtedness) and the Company will not permit any of its Restricted Subsidiaries to issue any Preferred Stock; provided, however, that the Issuer and the Guarantors may incur Indebtedness (including, without limitation, Acquired Indebtedness) or issue Preferred Stock and any Restricted Subsidiary may incur Acquired Indebtedness if on the date of the incurrence of such Indebtedness or the issuance of such Preferred Stock, after giving effect to the incurrence or issuance thereof, the Consolidated Leverage Ratio of the Company would be less than 4.5 to 1.0 if such incurrence is on or prior to December 23, 2006 and 4.0 to 1.0 if such incurrence is after such date.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness or the issuance of any of the following items of Preferred Stock, as applicable (collectively, “Permitted Indebtedness”):

(1) the incurrence by the Company of Indebtedness under the Notes issued in this Offering and any Guarantees thereof;

(2) other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date after giving effect to the Restructuring;

(3) Interest Swap Obligations of the Company covering Indebtedness of the Company or such Restricted Subsidiary, as the case may be; provided, however, that such Interest Swap Obligations are entered into to protect the Company and its Restricted Subsidiaries from fluctuations in interest rates on Indebtedness incurred otherwise in accordance with the Indenture, to the extent the notional principal amount of such Interest Swap Obligations does not exceed the principal amount of the Indebtedness to which such Interest Swap Obligations relate;

(4) Indebtedness under Currency Agreements; provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company outstanding, other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(5) Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary for so long as such Indebtedness is held by the Company or a Restricted Subsidiary, in each case subject to no Lien held by a Person other than the Company or a Restricted Subsidiary; provided that if as of any date any Person other than the Company or a Restricted Subsidiary owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness;

(6) Indebtedness of the Company to a Restricted Subsidiary for so long as such Indebtedness is held by a Restricted Subsidiary, in each case subject to no Lien; provided that (A) any Indebtedness of the Company to any Restricted Subsidiary is unsecured and subordinated, pursuant to a written agreement, to the Company’s obligations under the Indenture and the Notes and (B) if as of any date any Person other than a Restricted Subsidiary owns or holds any such Indebtedness or any Person holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the Company;

(7) Indebtedness arising out of the Intercompany Agreements, to the extent such Indebtedness is incurred in the ordinary course of business;

(8) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days after incurrence;

(9) Indebtedness of the Company or any of its Restricted Subsidiaries in respect of performance bonds, bankers’ acceptances, workers’ compensation claims, bid, surety or appeal bonds, payment obligations in connection with self-insurance, insurance premiums or similar obligations, and bank overdrafts (and letters of credit in respect thereof) in the ordinary course of business;

(10) Indebtedness represented by Purchase Money Indebtedness and Capitalized Lease Obligations not to exceed £25.0 million at any one time outstanding;

(11) Indebtedness of the Company, the Issuer or any Restricted Subsidiary to the extent that the proceeds thereof are used promptly to purchase or redeem Notes or deposited to defease the Notes as described under “—Legal Defeasance and Covenant Defeasance”;

(12) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred or assumed in connection with the disposition of any business, assets or Capital Stock of the Company or any Restricted Subsidiary, provided that (A) the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds (including the fair market value of non-cash consideration) actually received by (or held in escrow for later release to) the Company and its Restricted Subsidiaries in connection with such disposition (without giving effect to any subsequent changes in value) and (B) such Indebtedness is not reflected in the balance sheet of the Company or any Restricted Subsidiary for more than six months, either consecutively or in the aggregate (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet shall not be deemed to be reflected on such balance sheet for purposes of this clause (B));

(13) Indebtedness of the Company consisting of Subordinated Shareholder Funding;

(14) Refinancing Indebtedness;

(15) Acquired Indebtedness of a Restricted Subsidiary, provided that, on a pro forma basis after giving effect to the incurrence of such Acquired Indebtedness, the Consolidated Leverage Ratio of the Company would be less than 4.5 to 1.0 if such incurrence is on or prior to December 23, 2006 and 4.0 to 1.0 if such incurrence is after that date; and

(16) additional Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount not to exceed £25.0 million at any one time outstanding.

For purposes of determining compliance with this “Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” covenant:

(1) in the event that an item of Indebtedness or Preferred Stock meets the criteria of more than one of the categories of Indebtedness or Preferred Stock described in clauses (1) through (16) of the second paragraph of this covenant, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company may, in its sole discretion, classify such item of Indebtedness or Preferred Stock on the date of its incurrence or, subject to clause (2) below, later reclassify all or a portion of such item of Indebtedness in any manner that complies with this covenant;

(2) accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Capital Stock or Preferred Stock in the form of additional shares of the same class of Disqualified Capital Stock or Preferred Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Preferred Stock for purposes of this covenant;

(3) the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this covenant will not be deemed to be exceeded, with respect to any outstanding Indebtedness, due solely to the result of fluctuations in the exchange rates of currencies;

(4) the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP; and

(5) if obligations in respect of letters of credit, bankers’ acceptances or other similar instruments are incurred pursuant to any Credit Facility and the letters of credit, bankers’ acceptances or other similar instruments relate to other Indebtedness, then such other Indebtedness shall not be included.

Limitation on Layering. The Company will not, and will not permit the Guarantors to, directly or indirectly, incur any Indebtedness that purports to be by its terms (or by the terms of any agreement governing such Indebtedness) subordinated to any other Indebtedness of the Company or of the Guarantors, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the Notes or the Guarantees to the same extent and in the same manner as such Indebtedness is subordinated to such other Indebtedness of the Company or the Guarantors, as the case may be; provided that the foregoing limitation will not apply to distinctions between categories of senior Indebtedness that exist by reason of any liens or guarantees arising or created in respect of some but not all of such senior Indebtedness.

Limitation on Restricted Payments. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly:

(a) declare or pay any dividend or make any distribution (other than (i) dividends or distributions payable in Qualified Capital Stock of the Company and (ii) in the case of Restricted Subsidiaries, dividends or distributions to the Company or any other Restricted Subsidiary and pro rata dividends or distributions payable to the other holders of the same class of Capital Stock of such Restricted Subsidiary) on or in respect of shares of its Capital Stock to holders of such Capital Stock;

(b) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock;

(c) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company or the Guarantors that is subordinate or junior in right of payment (but, for the avoidance of doubt, not any such Indebtedness that is subordinate or junior solely because of any Liens arising or created in respect of such Indebtedness) to the Notes or the Guarantees of the Notes;

(d) make any Investment (other than Permitted Investments); or

(e) make any payments on account of the Intercompany Agreements in respect of Restricted Corporate Services Fees,

(each of the foregoing actions set forth in clauses (a), (b), (c), (d) and (e) being referred to as a “Restricted Payment”), if at the time of such Restricted Payment or immediately after giving effect thereto:

(1) a Default or an Event of Default shall have occurred and be continuing;

(2) the Company is not able to incur at least £1.00 of additional Indebtedness pursuant to the Consolidated Leverage Ratio test set forth in the first paragraph of the covenant described under “—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock”; or

(3) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made after the Issue Date (the amount expended for such purpose, if other than in cash, being the Fair Market Value of such property as determined reasonably and in good faith by the Board of Directors of the Company) shall exceed the sum of:

(u) 50% of the Operating Cash Flow of the Company and its Restricted Subsidiaries earned during the period beginning on the Issue Date and ending on the last date of the most recent quarter for which financial statements are available prior to the date such Restricted Payment (the “Reference Date”) (treating such period as a single accounting period); plus

(v) 100% of the net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) subsequent to the Issue Date and on or prior to the Reference Date (a) as a contribution to the common equity capital of the Company by any holder of the Company’s Capital Stock, or (b) from the issuance and sale of Qualified Capital Stock of the Company or (c) from the issuance and sale of Subordinated Shareholder Funding; plus

(w) without duplication of any amounts included in clause (3)(v) above, 100% of the net cash proceeds received by the Company or any of its Restricted Subsidiaries from any Person (other than a Subsidiary of the Company) subsequent to the Issue Date and on or prior to the Reference Date from Indebtedness or Disqualified Capital Stock that has been converted or exchanged into Qualified Capital Stock of the Company or from the issuance and sale of Subordinated Shareholder Funding; plus

(x) the aggregate amount of all Eligible Excess Cash; plus

(y) without duplication, the sum of:

(1) the aggregate amount returned in cash on or with respect to Investments (other than Permitted Investments) made subsequent to the Issue Date whether through interest payments, principal payments, dividends or other distributions or payments;

(2) the net cash proceeds received by the Company or any of the Restricted Subsidiaries from the disposition of all or any portion of such Investments (other than to a Subsidiary of the Company); and

(3) upon Revocation of the status of an Unrestricted Subsidiary as an Unrestricted Subsidiary, the Fair Market Value of the Company’s and the Restricted Subsidiaries’ Investment in such Subsidiary;

provided, however, that the sum of clauses (1), (2) and (3) above shall not exceed the aggregate amount of all such Investments made subsequent to the Issue Date; plus

(z) following the date on which any payment of any Restricted Corporate Services Fee on the Corporate Services Agreement has been made, in any subsequent year the excess of the Service Fee Limit over the Service Fees actually paid in such subsequent year each determined in accordance with the Corporate Services Agreement in such year, provided, however, that the aggregate amount of this clause (z) shall not exceed the amount of all Restricted Corporate Services Fees since the Issue Date;

provided, in the case of (u), (v), (w), (x), (y) and (z) above, that such Restricted Payment may be made within a period of 10 Business Days commencing the day after the consummation of the Excess Cash Flow Offer in each year.

Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration;

(2) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any shares of Capital Stock of the Company, either (i) solely in exchange for shares of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company;

(3) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any Indebtedness of the Company that is subordinate or junior in right of payment to the Notes either (i) solely in exchange for shares of Qualified Capital Stock of the Company, or (ii) through the application of the net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of (a) shares of Qualified Capital Stock of the Company or (b) Refinancing Indebtedness;

(4) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Capital Stock of the Company or Preferred Stock of any Restricted Subsidiary that, in any such case, was issued on or after the Issue Date in compliance with the covenant described under “—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(5) cash payments in lieu of the issuance of fractional shares in connection with share dividends, splits, combinations or business combinations or the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Company; provided, however, that any such cash payment shall not be for the purpose of evading the limitations of the covenant described under this heading (as determined in good faith by the Board of Directors);

(6) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations upon a Change of Control or an Asset Sale to the extent required by the indenture or any agreement or instrument pursuant to which such Subordinated Obligations were issued, but only if the Company:

(a) in the case of a Change of Control, has first complied with its obligations under the provisions described under “—Repurchase at the Option of Holders—Change of Control”; or

(b) in the case of an Asset Sale, has first complied with its obligations under the covenant described under “—Repurchase at the Option of Holders—Asset Sales”;

(7) payments on account of the Intercompany Agreements (except for Restricted Corporate Services Fees on the Corporate Services Agreement), if applicable, provided for in such Intercompany Agreements; or

(8) so long as no Default has occurred and is continuing or would otherwise result therefrom, any other Restricted Payments in an aggregate amount at any time outstanding, when taken together with all other Restricted Payments made pursuant to this clause (8), not to exceed £10 million.

In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (3) of the first paragraph of this covenant, amounts expended pursuant to clauses (1), (2)(ii), (3)(ii)(a), (6) and (8) shall be included in such calculation.

Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective, any encumbrance or restriction on the ability of any Restricted Subsidiary to:

(a) pay dividends or make any other distributions on or in respect of its Capital Stock;

(b) make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary; or

(c) transfer any of its property or assets to the Company or any other Restricted Subsidiary, except for such encumbrances or restrictions existing under or by reasons of:

(1) any agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date and any amendments, restatements, renewals, replacements or refinancings thereof; provided, however, that the encumbrances and restrictions contained in any such amendments, restatements, renewals, replacements or refinancings are not, taken as a whole, materially more restrictive than the encumbrances or restrictions contained in such agreements on the Issue Date;

(2) the Indenture, the Notes and the Guarantees;

(3) any applicable law, rule, regulation or order;

(4) customary non-assignment provisions of, or any restrictions on each or other deposits or net worth imposed by, any contract, license or lease of any Restricted Subsidiary;

(5) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

(6) Purchase Money Indebtedness and Capitalized Lease Obligations permitted to be incurred pursuant to clause (10) of the second paragraph under the covenant described under “—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” that impose limitations of the nature described in this clause (c);

(7) customary restrictions on the transfer of any property or assets arising under a security agreement governing a Lien permitted under the Indenture;

(8) any agreement governing Refinancing Indebtedness; provided, however, that the encumbrances or restrictions contained in any such Refinancing Indebtedness are not, taken as a whole, materially more restrictive than the provisions relating to such encumbrances or restrictions contained in the Indebtedness being refinanced;

(9) any agreement governing the sale or disposition of all or substantially all of the Capital Stock or assets of any Restricted Subsidiary which restricts dividends and distributions pending such sale or disposition; and

(10) customary encumbrances or restrictions created under any agreements with respect to Indebtedness of a Guarantor permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Incurrence of Additional Indebtedness.”

Limitation on Liens. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their Property now owned or hereafter acquired.

Merger, Consolidation and Sale of Assets. The Company will not, and will not permit the Issuer to, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or Transfer or otherwise dispose of (or cause or permit any Restricted Subsidiary to Transfer or otherwise dispose of) all or substantially all of the Company’s assets (determined on a consolidated basis for the Company and its Restricted Subsidiaries) to any Person unless:

(1) either

(A) the Company or the Issuer, as applicable, shall be the surviving or continuing corporation; or

(B) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person to which such Transfer or other disposition has been made (the “Surviving Entity”):

(x) shall be a corporation organized and validly existing under the laws of any Member State of the European Union as of December 31, 2003, Switzerland or the United States or any State thereof or the District of Columbia; and

(y) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, all obligations of the Company or such Restricted Subsidiary under the Notes, the Guarantees, the Indenture and the Registration Rights Agreement on the part of the Company or the Issuer, as applicable, to be performed or observed;

(2) immediately after giving effect to such transaction and the assumption contemplated by clause (1)(B)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be shall be, able to incur at least £1.00 of additional Indebtedness pursuant to the Consolidated Leverage Ratio test set forth in the first paragraph of the covenant described under “—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock”;

(3) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (1)(B)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred and be continuing; and

(4) the Issuer or the Surviving Entity, as the case may be, shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, Transfer or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

The Indenture provides that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company or the Issuer (other than a lease) in accordance with the foregoing in which the Company or the Guarantor, as applicable, is not the continuing corporation, the successor Person formed by such consolidation or into which the Company or the Guarantor, as applicable, is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company or the Issuer under the Indenture the Notes and the Guarantee, as applicable, with the same effect as if such surviving entity had been named as such and the predecessor Person shall be released from its obligations under the Indenture and the Notes, including the obligation to pay principal of and interest on the Notes.

The Guarantors that are Restricted Subsidiaries will not, and the Company will not cause or permit such Guarantors to, consolidate with or merge with or into any Person other than the Company unless:

(1) the entity formed by or surviving any such consolidation or merger (if other than the Guarantors) is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia;

(2) such entity assumes by supplemental indenture all of the obligations of the Guarantors under the Indenture, the Guarantees and the Registration Rights Agreement;

(3) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(4) immediately after giving effect to such transaction and the use of any net proceeds therefrom on a pro forma basis, the Company could satisfy the provisions of clause (2) of the first paragraph of this covenant; and

(5) the Issuer shall have delivered to the Trustee an officers’ certificate and opinion of counsel, each stating that such consolidation or merger and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

Limitation on Transactions with Affiliates. (a) The Company will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an “Affiliate Transaction”), other than:

(x) Affiliate Transactions permitted under paragraph (b) below; and

(y) Affiliate Transactions on terms that are not materially less favorable than those that would have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary.

All Affiliate Transactions (and each series of related Affiliate Transactions that are similar or part of a common plan) involving aggregate payments or other property with a Fair Market Value in excess of £5.0 million shall be approved by a majority of the disinterested members of the Board of Directors of the Company or such Restricted Subsidiary, as the case may be, such approval to be evidenced by a Board Resolution stating that such disinterested members of the Board of Directors have determined that such transaction complies with the foregoing provisions. If the Company or any Restricted Subsidiary enters into an Affiliate Transaction (or series of related Affiliate Transactions related to a common plan) that involves an aggregate Fair Market Value of more than £20.0 million or as to which there are no disinterested members of the Board of Directors of the Company, the Company or such Restricted Subsidiary, as the case may be, shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to the Company or the relevant Restricted Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee.

(b) The restrictions set forth in clause (a) shall not apply to:

(1) reasonable fees and compensation paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary as determined in good faith by the Company’s Board of Directors or senior management;

(2) transactions exclusively between or among the Company and/or any of the Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries; provided that such transactions are not otherwise prohibited by the Indenture;

(3) any Intercompany Agreement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date;

(4) any Permitted Investment and any Restricted Payment permitted to be made pursuant to the covenant described under “—Limitation on Restricted Payments” and any transaction specifically excluded from the definition of the term “Restricted Payment”;

(5) loans (and the cancellation of loans) or advances, or guarantees of third-party loans, to employees, officers or directors of the Company or any of its Restricted Subsidiaries in the ordinary course of business and approved by the Board of Directors;

(6) Indebtedness and any other obligations pursuant to an agreement existing on the Issue Date (after giving effect to the Restructuring), including any amendment or other modification thereto (so long as such amendment or other modification is not disadvantageous to the Holders in any material respect);

(7) any transaction with, or for the benefit of any Person (other than the Company or a Subsidiary of the Company); provided, however, that such Person is an Affiliate of the Company or a Restricted Subsidiary solely as a result of the ownership, directly or indirectly, by the Company or a Restricted Subsidiary of the Company of Capital Stock in such Person; and

(8) the issuance or sale of any Capital Stock (other than Disqualified Capital Stock) of the Company; or

(9) the issuance of any Subordinated Shareholder Funding.

Issuance of Subsidiary Guarantees. If the Company forms or acquires any Restricted Subsidiary, or if any Restricted Subsidiary guarantees any Indebtedness of the Company or the Guarantors (other than Indebtedness owing to the Company or a Restricted Subsidiary), then the Company shall cause such Restricted Subsidiary to:

(1) execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Company’s obligations under the Notes and the Indenture on the terms set forth in the Indenture; and

(2) deliver to the Trustee an opinion of counsel (which may contain customary exceptions) that such supplemental indenture has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary.

Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of the Indenture until such Guarantee is released in accordance with the provisions of “Ranking and Guarantees” above. The Company may cause any other Restricted Subsidiary of the Company to issue a Guarantee and become a Guarantor.

Limitation on Designation of Unrestricted Subsidiaries. After the Issue Date, the Company may designate any Subsidiary of the Company (other than the Issuer or a Subsidiary of the Company which owns Capital Stock of a Restricted Subsidiary) as an “Unrestricted Subsidiary” under the Indenture (a “Designation”) only if:

(1) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Designation;

(2) the Company would be permitted under the Indenture to make a Restricted Payment pursuant to the first paragraph of the covenant described under “—Limitation on Restricted Payments” at the time of Designation (assuming the effectiveness of such Designation) in an amount equal to the Fair Market Value of the Company’s and the Restricted Subsidiaries’ Investment in such Subsidiary on such date (the “Designated Amount”); and

(3) the Company would be permitted to incur £1.00 of additional Indebtedness pursuant to the Consolidated Leverage Ratio test set forth in the first paragraph of the covenant described under “—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” at the time of Designation (assuming the effectiveness of such Designation).

In the event of any such Designation, the Issuer shall be deemed to have made an Investment constituting a Restricted Payment pursuant to the covenant “Limitation on Restricted Payments” for all purposes of the Indenture in the Designated Amount.

The Indenture will further provide that the Company shall not, and shall not cause or permit any Restricted Subsidiary to, at any time:

(x) provide direct or indirect credit support for or a guarantee of any Indebtedness of any Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness);

(y) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary; or

(z) be directly or indirectly liable for any Indebtedness which provides that the holder thereof may (upon notice or lapse of time, or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity upon the occurrence of a default with respect to any Indebtedness of any Unrestricted Subsidiary (including any right to take enforcement action against such Unrestricted Subsidiary), except, in the case of clause (x) or (y) above, to the extent permitted under the covenant described under “—Limitation on Restricted Payments.”

The Indenture further provides that the Company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (“Revocation”), whereupon such Subsidiary shall then constitute a Restricted Subsidiary, if:

(1) no Default or Event of Default shall have occurred and be continuing at the time and after giving effect to such Revocation;

(2) immediately after giving effect to such Revocation, the Company would be permitted to incur £1.00 of additional Indebtedness pursuant to the Consolidated Leverage Ratio test set forth in the first paragraph of the covenant described under “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock”; and

(3) all Liens and Indebtedness of such Unrestricted Subsidiaries outstanding immediately following such Revocation would, if incurred at such time, have been permitted to be incurred for all purposes of the Indenture.

All Designations and Revocations must be evidenced by an officers’ certificate of the Company delivered to the Trustee certifying compliance with the foregoing provisions.

Conduct of Business. The Company and its Restricted Subsidiaries will not engage in any businesses which are not the same, similar or reasonably related to the businesses in which the Company and its Restricted Subsidiaries are engaged on the Issue Date.

Reports to Holders. The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders:

(1) within 120 days after the end of each fiscal year, the Company’s fiscal year information substantially equivalent to that which would be required to be included in an Annual Report of a Foreign Private Issuer on Form 20-F (as in effect on that Issue Date) by a foreign private issuer subject to the Exchange Act, including all annual financial information that would be required by Form 20-F if the Company were required to prepare and file such form, including an “Operating and Financial Review and Prospects” section, a presentation of EBITDA and, in relation to the annual financial statements therein only, which will be prepared on the basis of GAAP as in effect on the date of such report or financial statements (or otherwise on the basis of GAAP), a report on the financial statements included in such report by the Company’s independent auditors;

(2) within 75 days after the end of each of the first three fiscal quarters in each fiscal year, unaudited consolidated income statements, balance sheets and cash flow statements of the Company for such interim period and a summary financial review of such period (including a comparison against the prior year’s comparable period), including a discussion of (A) the financial condition and results of operations of the Company on a consolidated basis and material changes between the results of operations of the Company for the period under review (as compared to the same period in the prior year), (B) material developments in the business of the Company and its Restricted Subsidiaries during the period under review and (C) material developments and trends in the industry in which the Company competes; and

(3) in each case, to be provided promptly following the event giving rise to the requirement to provide any such information, the following information that would be required to be filed with the SEC in Current Reports on Form 8-K (as in effect on the Issue Date) if the Company were required to file such reports; all the information set forth in Items (1), (2), (3), (4) and (7) of Form 8-K;

provided, however, that the reports set forth in clauses (1), (2) and (3) above shall not be required to (a) contain any certification required by any such form or the US Sarbanes-Oxley Act, (b) include any exhibit, (c) include separate financial statements for any Subsidiary or Affiliate of the Company or any acquired business, (d) comply with Regulation G under the Exchange Act or Item 10(e) of Regulation S-K, (e) contain any segment data other than as contained in this prospectus or (f) contain reconciliations to US GAAP.

If, at any time after consummation of this exchange offer, the Company is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless (i) furnish the reports specified in the preceding paragraph to the Trustee and (ii) post the reports referred to in the preceding paragraph on its website within the time periods that would apply if the Company were required to file those reports with the Commission.

In addition to the foregoing, the Company shall provide the Trustee and Holders, within 10 days after it files with, or furnishes to, the Commission copies of any other information, documents and reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) which it is required to file with the Commission pursuant to Section 13 of 15(d) of the Exchange Act or is required to furnish to the Commission pursuant to the indenture.

In addition, following the consummation of this exchange offer, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default

The following events are defined in the Indenture as “Events of Default”:

(1) the failure to pay interest on any Notes when the same becomes due and payable and the default continues for a period of 30 days;

(2) the failure to pay the principal on any Notes when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer);

(3) a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after the Company receives written notice specifying the default from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to the covenant described under “—Certain Covenants—Merger, Consolidation and Sale of Assets,” which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

(4) a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of the Company or of any Restricted Subsidiary (or the payment of which is guaranteed by the Company or any Restricted Subsidiary), whether such Indebtedness now exists or is created after the Issue Date, which default (A) is caused by a failure to pay the principal of such Indebtedness after any applicable grace period provided in such Indebtedness on the date of such default (a “payment default”) or (B) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates £10.0 million;

(5) one or more judgments in an aggregate amount in excess of £10.0 million not covered by adequate insurance shall have been rendered against the Company or any of the Restricted Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and nonappealable;

(6) certain events of bankruptcy affecting the Issuer, the Company or any Significant Subsidiary; or

(7) a Guarantee of the Company ceases to be in full force and effect or the Guarantee is declared to be null and void and unenforceable or the Guarantee is found to be invalid or a Guarantor denies its liability under its Guarantee (other than by reason of release of the Guarantor in accordance with the terms of the Indenture).

If an Event of Default (other than an Event of Default specified in clause (6) above) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of, premium, if any, and accrued interest on all the Notes to be due and payable by notice in writing to the Company and (if given by the Holders) the Trustee specifying the respective Event of Default and that it is a “notice of acceleration,” and the same shall become immediately due and payable. If an Event of Default specified in clause (6) above occurs and is continuing, then all unpaid principal of, premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

The Indenture provides that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the then outstanding Notes may rescind and cancel such declaration and its consequences:

(1) if the rescission would not conflict with any judgment or decree;

(2) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

(3) to the extent the payment of such interest is lawful, if interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

(4) if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

(5) in the event of the cure or waiver of an Event of Default of the type described in clause (6) of the description above of Events of Default, the Trustee shall have received an officers’ certificate and an opinion of counsel that such Event of Default has been cured or waived.

No such rescission shall affect any subsequent Default or Event of Default or impair any right consequent thereto.

The Holders of a majority in principal amount of the then outstanding Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or premium, if any, or interest on any Notes.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights, or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee indemnity satisfactory to it. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

Under the Indenture, the Company is required to provide an officers’ certificate to the Trustee promptly upon the Company obtaining knowledge of any Default or Event of Default (provided that the Company shall provide such certification at least annually whether or not it knows of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

Legal Defeasance and Covenant Defeasance

The Issuer may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes (“Legal Defeasance”). Such Legal Defeasance means that the Issuer shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for:

(1) the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due;

(2) the Issuer’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;

(3) the rights, powers, trust, duties and immunities of the Trustee and the Issuer’s and the Guarantor’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission or failure to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (but not including nonpayment, bankruptcy, receivership, reorganization and insolvency events) described under “—Events of Default” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise Legal Defeasance or Covenant Defeasance:

(1) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders (x), in the case of Dollar Notes cash in US dollars, non-callable US government obligations, or a combination thereof, and (y) in the case of Pound Notes cash in Pounds, non-callable UK government obligations, or a combination thereof, in each case in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants selected by the Company, to pay the principal of, premium, if any, and interest on the Notes on the stated date of payment thereof or on the applicable redemption date, as the case may be;

(2) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 123rd day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of or constitute a default under the Indenture or any other material agreement or instrument to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) the Issuer shall have delivered to the Trustee an officer’s certificate stating that the deposit was not made by the Issuer with the intent of preferring the Holders over any other creditors of the Issuer or the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Issuer or the Company or others;

(7) the Issuer shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

(8) the Issuer shall have delivered to the Trustee an opinion of counsel to the effect that after the 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally in the United States or the United Kingdom, as the case may be; and

(9) certain other customary conditions precedent are satisfied.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(1) either (a) all of the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, Additional Amounts, if any, and interest on the Notes to maturity or redemption, as the case may be, together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) the Company and/or the Guarantors have paid all other sums payable under the Indenture; and

(3) the Company has delivered to the Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification of the Indenture

From time to time, the Issuer and the Trustee, without the consent of the Holders, may amend the Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may:

(1) reduce the amount of Notes whose Holders must consent to an amendment;

(2) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes;

(3) reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor;

(4) make any Notes payable in money other than that stated in the Notes other than to the extent the United Kingdom adopts the euro;

(5) make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of, premium, if any, Additional Amounts, if any, and interest on such Notes on or after the stated due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of the then outstanding Notes to waive Defaults or Events of Default;

(6) amend, change or modify in any material respect the obligation of the Company to make and consummate (i) a Change of Control Offer after the occurrence of a Change of Control, (ii) a Net Proceeds Offer with respect to any Asset Sale that has been consummated or (iii) an Excess Cash Flow Offer when obligated to do so, or, after such Change of Control has occurred or such Asset Sale has been consummated or such obligation has arisen, modify any of the provisions or definitions with respect thereto;

(7) modify or change any provision of the Indenture or the related definitions affecting the ranking of the Notes or any Guarantee in a manner which adversely affects the Holders;

(8) release the Company from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture; or

(9) release all or substantially all of the Collateral from the Lien of the Indenture and the Security Documents otherwise than in accordance with the terms of the Indenture and the Security Documents.

Governing Law

The Indenture provides that it, the Notes and any Guarantees will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The Trustee

The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Prescription

Claims against the Issuer and the Guarantors for the payment of principal and Additional Amounts, if any, on the Notes will be prescribed ten years after the applicable due date for payment thereof. Claims against the Issuer or the Guarantors for the payment of interest on the Notes will be prescribed five years after the applicable due date for payment of interest.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary, or at the time it merges or consolidates with the Company or any of the Restricted Subsidiaries or assumed by the Company or any Restricted Subsidiary in connection with the acquisition of assets from such Person and in each case whether or not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, merger or consolidation.

“Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing.

“Affiliate Transaction” has the meaning set forth under “—Certain Covenants—Limitation on Transactions with Affiliates.”

“Asset Acquisition” means (1) an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary, or shall be merged with or into the Company or any Restricted Subsidiary, or (2) the acquisition by the Company or any Restricted Subsidiary of the assets of any Person (other than a Restricted Subsidiary) which constitute all or substantially all of the assets of such Person or comprise any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

“Asset Sale” means any direct or indirect sale, issuance, conveyance, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer (other than the granting of a Lien in accordance with the Indenture) for value by the Company or any of the Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Restricted Subsidiary of (a) any Capital Stock of any Restricted Subsidiary, (b) any Property of the Company or any Restricted Subsidiary which constitutes all or substantially all of the assets of that Person or of any division or line of business of that Person or (c) any other property or assets of the Company or any Restricted Subsidiary; provided, however, that Asset Sales shall not include:

(1) a transaction or series of related transactions for which the Company or the Restricted Subsidiaries receive aggregate consideration or which has a Fair Market Value of less than £2.5 million; notwithstanding the foregoing, a Governmental Asset Disposition shall be, regardless of the amount of cash proceeds, an Asset Sale;

(2) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted by the covenant described under “—Certain Covenants—Merger, Consolidation and Sale of Assets”;

(3) any Restricted Payment made in accordance with the covenant described under “—Certain Covenants—Limitation on Restricted Payments” or a Permitted Investment;

(4) the sale or other disposition of cash or Cash Equivalents;

(5) the sale, lease, assignment or transfer of equipment inventory or other Property in the ordinary course of business;

(6) the sale or discount (with or without recourse, and on customary or commercially reasonable terms) of accounts receivable or notes receivable arising in the ordinary course of business, or the conversion or exchange of accounts receivable for notes receivable;

(7) any surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(8) a disposition of obsolete, surplus or worn out Property that is no longer useful in the conduct of the business of the Company and its Restricted Subsidiaries;

(9) dispositions in connection with Permitted Liens;

(10) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(11) a disposition that is made in connection with the establishment of a Permitted Joint Venture which is a Permitted Investment;

(12) the licensing or sublicensing of intellectual property or other general intangibles and licenses, sublicenses, leases or subleases of other Property, in each case, in the ordinary course of business; or

(13) foreclosure, condemnation or similar action with respect to any Property or other assets.

“Attributable Indebtedness” in respect of a Sale and Leaseback Transaction means, as at the time of determination, the greater of

(1) the fair value of the property subject to such arrangement; and

(2) the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended).

“Board of Directors” means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

“Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banking institutions in New York City and London are authorized or required by law to close.

“Capital Stock” means

(1) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person and

(2) with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person.

“Capitalized Lease Obligation” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

“Cash Equivalents” means:

(1) marketable direct obligations issued by, or unconditionally guaranteed by (x) the United States Government, (y) Switzerland or (z) a state that was a Member State of the European Union on December 31, 2003, or issued by any agency of either thereof and backed by the full faith and credit of the United States, Switzerland or such Member State of the European Union, in each case maturing within one year from the date of acquisition thereof;

(2) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”) or Moody’s Investors Service, Inc. (“Moody’s”);

(3) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s;

(4) certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any State thereof or the District of Columbia or any US branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250.0 million;

(5) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

(6) investments in money market funds which invest 95% of their assets in securities of the types described in clauses (1) through (5) above.

“Change of Control” means the occurrence of one or more of the following events:

(1) the Company ceases to own 100% of the Capital Stock of the Issuer; provided, however, that there shall be no Change of Control under this clause (1) in the event the Issuer is merged with, or liquidated into, the Company;

(2) any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 40% or more of the aggregate voting power represented by the issued and outstanding Capital Stock of the Company (or its successor by merger, consolidation or purchase of all or substantially all of its assets);

(3) there is consummated any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or Group (whether or not otherwise in compliance with the provisions of the Indenture), provided that there shall not be a Change of Control under this clause (3) if (a) such Person or Group has no assets or liabilities prior to such transfer and (b) after substituting such Person or Group for the Company under clause (2) above, there is no Change of Control;

(4) the approval by the Holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture); or

(5) the first day on which a majority of the members of the Company’s Board of Directors are not Continuing Directors.

“Change of Control Offer” has the meaning set forth under “—Repurchase at the Option of Holders—Change of Control.”

“Change of Control Payment” has the meaning set forth under “—Repurchase at the Option of Holders—Change of Control.”

“Change of Control Payment Date” has the meaning set forth under “—Repurchase at the Option of Holders—Change of Control.”

“Commission” means the U.S. Securities and Exchange Commission, as from time to time constituted, or if at any time after the execution of the Indenture such Commission is not existing and performing the applicable duties now assigned to it, then the body or bodies performing such duties at such time.

“Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated EBITDA” means, with respect to the Company, for any period, the sum (without duplication) of:

(1) Consolidated Net Income; and

(2) to the extent Consolidated Net Income has been reduced thereby:

(A) all income taxes of the Company and the Restricted Subsidiaries paid or accrued in accordance with GAAP for such period;

(B) Consolidated Interest Expense; and

(C) Consolidated Non-cash Charges,

less any non-cash items increasing Consolidated Net Income for such period, all as determined on a consolidated basis for the Company and the Restricted Subsidiaries in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to the Company for any period, the sum of, without duplication:

(1) the aggregate of the interest expense of the Company and the Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including without limitation or duplication,

(A) any amortization of debt discount and amortization or write-off of deferred financing costs,

(B) the net costs under Interest Swap Obligations,

(C) all capitalized interest,

(D) the interest portion of any deferred payment obligation,

(E) dividends and other distributions in respect of all Disqualified Capital Stock of the Company and all Preferred Stock of any Restricted Subsidiary, to the extent held by Persons other than the Company or a Restricted Subsidiary of the Company; and

(2) the interest component of Capitalized Lease Obligations and Attributable Indebtedness paid, accrued and/or scheduled to be paid or accrued by the Company and the Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Leverage Ratio” means, as of any date of determination, the ratio of (x) the outstanding Indebtedness of the Company and its Restricted Subsidiaries on a consolidated basis at such date to (y) the aggregate amount of Consolidated EBITDA for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which internal financial statements of the Company are available; provided, however, that for the purposes of calculating Consolidated EBITDA for such period, if, as of such date of determination:

(1) since the beginning of such period the Company or any Restricted Subsidiary has disposed of any company, any business, or any group of assets constituting an operating unit of a business (any such disposition, a “Sale”) or if the transaction giving rise to the need to calculate the Consolidated Leverage Ratio is such a Sale, Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the assets which are the subject of such Sale for such period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such period;

(2) since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) has made an Investment in any Person that thereby becomes a Restricted Subsidiary, or otherwise has acquired any company, any business, or any group of assets constituting an operating unit of a business (any such Investment or acquisition, a “Purchase”), including any such Purchase occurring in connection with a transaction causing a calculation to be made hereunder, Consolidated EBITDA for such period will be calculated after giving pro forma effect thereto as if such Purchase occurred on the first day of such period; and

(3) since the beginning of such period any Person (that became a Restricted Subsidiary or was merged or otherwise combined with or into the Company or any Restricted Subsidiary since the beginning of such period) will have made any Sale or any Purchase that would have required an adjustment pursuant to clause (1) or (2) above if made by the Company or a Restricted Subsidiary since the beginning of such period, Consolidated EBITDA for such period will be calculated after giving pro forma effect thereto as if such Sale or Purchase occurred on the first day of such period.

For purposes of this definition, (a) whenever pro forma effect is to be given to any transaction or calculation under this definition, the pro forma calculations will be as determined in good faith by a responsible financial or accounting officer of the Company (including in respect of anticipated expense and cost reductions and synergies) and approved by a majority of disinterested members of the Board of Directors of the Company and (b) in determining the amount of Indebtedness outstanding on any date of determination, pro forma effect shall be given to any Incurrence, repayment, repurchase, defeasance or other acquisition, retirement or discharge of Indebtedness on such date.

“Consolidated Net Income” means, with respect to the Company, for any period, the aggregate net income (or loss) of the Company and the Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded therefrom:

(1) net gains (and, to the extent calculated in connection with determining the Consolidated Leverage Ratio, losses) from asset sales or abandonments or reserves relating thereto;

(2) extraordinary or non-recurring gains (and, to the extent calculated in connection with determining the Consolidated Leverage Ratio, extraordinary losses) (determined on an after-tax basis);

(3) the net income (but not loss) of any Restricted Subsidiary to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise;

(4) the net income of any Person, other than a Restricted Subsidiary, except to the extent of cash dividends or distributions paid to the Company or to a Restricted Subsidiary by such Person;

(5) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date;

(6) the cumulative effect of a change in accounting principles;

(7) any unrealized foreign currency translation or transactions gains or losses in respect of Indebtedness or other obligations of the Company or any Restricted Subsidiary owing to the Company or any Restricted Subsidiary;

(8) the net income of any Person acquired in a pooling of interests transaction shall not be included for any period prior to the date of such acquisition;

(9) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued); and

(10) in the case of a successor to the Company by consolidation or merger or as a transferee of the Company’s assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

“Consolidated Non-Cash Charges” means, with respect to the Company, for any period, the aggregate depreciation, amortization and other non-cash expenses of the Company and the Restricted Subsidiaries reducing Consolidated Net Income of the Company for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charge which requires an accrual of or a reserve for cash charges for any future period).

“Continuing Director” means, as of any date of determination, any member of Parent’s Board of Directors who:

(1) was a member of the Board of Directors on the Issue Date;

(2) was nominated for election or elected to the Board of Directors with the approval of a majority of the Continuing Directors who were members of the Board of Directors at the time of the nomination or election; or

(3) was nominated for election by a Permitted Holder, provided that, at the time of the nomination, the Permitted Holder was an Affiliate of Parent.

“Covenant Defeasance” has the meaning set forth under “—Legal Defeasance and Covenant Defeasance.”

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in currency values (including, without limitation, any Interest Hedge Contract).

“Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice of both would be, an Event of Default.

“Designation” has the meaning set forth under “—Certain Covenants—Limitation on Designations of Unrestricted Subsidiaries.”

“Disqualified Capital Stock” means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event which would constitute a Change of Control), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is mandatorily exchangeable for Indebtedness, or is redeemable or exchangeable for Indebtedness, at the sole option of the holder thereof on or prior to the final maturity date of the Notes.

“Dollar Equivalent” means, with respect to any monetary amount in a currency other than Dollars, at any time of determination thereof by the Issuer, the amount of Dollars obtained by converting such currency other than Dollars involved in such computation into Dollars at the spot rate for the purchase of Dollars with the applicable currency other than Dollars as published in The Financial Times in the “Currency Rates” section (or, if The Financial Times is no longer published, or if such information is no longer available in The Financial Times, such source as may be selected in good faith by the Issuer) on the date of such determination.

“Dollar Notes” means the $200.0 million 10.75% Senior Secured Notes due 2014 to be issued by the Issuer.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” has the meaning set forth under “—Redemption—Equity Offering.”

“Excess Cash” means for the period beginning on the date of the Indenture and ending on December 31, 2005, and for any 12-month period ending on December 31 thereafter, an amount equal to 50% of the Operating Cash Flow accumulated by the Company and its Restricted Subsidiaries during such period.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto, and the rules and regulations of the Commission promulgated thereunder.

“Excluded Contribution” means the Net Cash Proceeds or marketable securities received by the Company from (i) Subordinated Shareholder Funding and (ii) the sale (other than a sale to (x) a Restricted Subsidiary of the Company or (y) any employee stock ownership plan or trust established by the Company or any of its Restricted Subsidiaries for the benefit of their employees to the extent funded by the Company or any of its Restricted Subsidiaries) of Capital Stock (other than Disqualified Capital Stock) of the Company, in each case designated as Excluded Contributions pursuant to an officer’s certificate on the date such capital contributions are made or the date such Capital Stock is sold, as the case may be, that are excluded from the calculation set forth in paragraph (3) of the covenant described under the heading “—Certain Covenants—Limitation on Restricted Payments.”

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company.

“GAAP” means generally accepted accounting principles in the United Kingdom (“UK GAAP”) on the Issue Date. At any time after the Issue Date, the Company, if required by applicable law to adopt International Financial Reporting Standards (“IFRS”), may elect to apply, for all purposes of the indenture, IFRS in lieu of UK

GAAP and, upon any such election, references herein to UK GAAP shall be construed to mean IFRS on the date of such adoption; provided that (1) any such election once made shall be irrevocable, (2) all financial statements and reports required to be provided, after such election, pursuant to the Indenture shall be prepared on the basis of IFRS on the date of such adoption and (3) from and after such election, all ratios, computations and other determinations based on UK GAAP contained in the Indenture shall be computed in conformity with IFRS on the date of such adoption.

“GCL Convertible Notes” means the $250.0 million 4.7% Mandatory Convertible Notes due 2008 issued by Global Crossing Limited.

“GLBC” means Global Crossing Limited, a limited company organized under the laws of Bermuda.

“Government Asset Disposition” shall mean the sale or other disposition of (a) any equipment or assets owned by the Company located on the premises of any agency, department or other body of local, regional or state government of the United Kingdom of Great Britain and Northern Ireland (“Government Agency”) or on the premises of a contractor or subcontractor of a Government Agency or (b) any equipment or assets used exclusively by the Company in connection with the provision of services and the performance of obligations under any agreement between the Company and a Government Agency or a contractor or subcontractor of a Government Agency.

“group” has the meaning set forth in the definition of Change of Control.

“Guarantee” means the guarantee of the Issuer’s obligations under the Indenture and the Notes by the Guarantors in accordance with the terms of the Indenture.

“Guarantor” means (1) the Company and (2) each Restricted Subsidiary that in the future executes a Guarantee pursuant to the covenant described under “—Certain Covenants—Issuance of Subsidiary Guarantees” or otherwise; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its Guarantee is released in accordance with the terms of the Indenture.

“Holder” means any registered holder, from time to time, of any Notes.

“incur” has the meaning set forth under “—Certain Covenants—Limitation on Incurrence on Additional Indebtedness and Issuance of Preferred Stock.”

“Indebtedness” means, with respect to any Person, without duplication:

(1) all Obligations of such Person for borrowed money;

(2) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all Capitalized Lease Obligations of such Person;

(4) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted);

(5) all Obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction;

(6) guarantees and other contingent obligations in respect of Indebtedness of any other Person referred to in clauses (1) through (5) above and clause (8) below;

(7) all Obligations of any other Person of the type referred to in clauses (1) through (6) which are secured by any Lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the Fair Market Value of such property or asset or the amount of the Obligation so secured;

(8) all Obligations under currency agreements and interest swap agreements of such Person; and

(9) all Disqualified Capital Stock of such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued and unpaid dividends, if any.

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Disqualified Capital Stock, such Fair Market Value of such Disqualified Capital Stock shall be determined reasonably and in good faith by the Board of Directors of the Company.

In addition, in connection with the purchase by the Company or any Restricted Subsidiary of any business, the term “Indebtedness” will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 90 days thereafter.

“Independent Financial Advisor” means a firm:

(1) which does not, and whose directors, officers and employees and Affiliates do not, have a direct or indirect material financial interest in the Company; and

(2) which, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

“Initial Purchaser” means Goldman, Sachs & Co.

“Intercompany Agreements” means the Tax Agreement, the Insurance Proceeds Agreement, the Corporate Services Agreement, the Voice Termination Agreement, the Shared Resource Agreement and the Asset Transfer Agreement among the Company, Parent and various of its subsidiaries.

“Intercreditor Agreement” means the Intercreditor Agreement, to be dated the Issue Date, among the Trustee and the Interest Hedge Secured Parties.

“Interest Hedge Contract” means any foreign exchange contract, currency swap agreement or other agreement or arrangement between a financial institution on one hand and the Issuer and the Company on the other, designed to protect the Issuer and the Company against fluctuations in the foreign exchange rate between US dollars and pounds sterling in respect of the interest payments on the Dollar Notes; and the “value” thereof at any time shall be the amount (if any) that would be due to such financial institution if such contract were settled with reference to the then-prevailing market rate for currency exchanges between U.S. dollars and pounds sterling, which amount shall be expressed as a negative figure if an amount would be due to the Issuer or the Company from such financial institution, in each case as reasonably calculated by the Trustee.

“Interest Hedge Secured Party” means those financial institutions from time to time party to the Intercreditor Agreement who have entered into Interest Hedge Contracts with the Issuer and the Company.

“Interest Swap Obligations” means the obligations of the Company and the Restricted Subsidiaries pursuant to any arrangement with any other Person, whereby, directly or indirectly, the Company or any Restricted Subsidiary is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

“Investment” means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person. “Investment” shall exclude extensions of trade credit by the Company and the Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiaries, as the case may be. If the Company or any Restricted Subsidiary sells or otherwise disposes of any Capital Stock of any Restricted Subsidiary (the “Referent Subsidiary”) such that, after giving effect to any such sale or disposition, the Referent Subsidiary shall cease to be a Restricted Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Capital Stock of the Referent Subsidiary not sold or disposed of.

“Issue Date” means December 23, 2004, the date of original issuance of the Notes.

“Legal Defeasance” has the meaning set forth under “—Legal Defeasance and Covenant Defeasance.”

“Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

“Moody’s” has the meaning set forth in the definition of Cash Equivalents.

“Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest), received by the Company or any of the Restricted Subsidiaries from such Asset Sale net of:

(1) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, brokerage commissions, sales commissions and relocation expenses);

(2) taxes paid or payable or required to be accrued as a liability under GAAP after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements;

(3) repayments of Indebtedness that are either (a) secured by a Lien permitted by the Indenture on the property or assets subject to such Asset Sale or (b) otherwise required to be repaid in connection with such Asset Sale; and

(4) appropriate amounts to be determined by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

“Net Proceeds Offer” has the meaning set forth under “—Repurchase at the Option of Holders—Asset Sales.”

“Net Proceeds Offer Amount” has the meaning set forth under “—Repurchase at the Option of Holders—Asset Sales.”

“Net Proceeds Offer Payment Date” has the meaning set forth under “—Repurchase at the Option of Holders—Asset Sales.”

“Net Proceeds Offer Trigger Date” has the meaning set forth under “—Repurchase at the Option of Holders —Asset Sales.”

“Notes” means the Dollar Notes and the Pound Notes.

“Obligations” means all obligations for principal, premium, interests, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Offering” has the meaning set forth under “—Principal, Maturity and Interest.”

“Operating Cash Flow” means Consolidated Net Income plus Consolidated Non-Cash Charges minus capital expenditures as determined under GAAP.

“Parent” means GLBC or any entity into which GLBC is merged.

“Parent Company” means Parent and any of its Subsidiaries; provided, however, that in no event shall any Subsidiary of the Company constitute a Parent Company.

“Pari Passu Debt” means any Indebtedness of the Company or Guarantors that ranks pari passu in right of payment with the Note or the Guarantees, as applicable and, in the case of an Asset Sale involving Collateral, is secured by the Lien under the Security Documents.

“payment default” has the meaning set forth under “—Events of Default.”

“Permitted Holder” means (i) Singapore Technologies Telemedia Pte Ltd., a company organized under the laws of Singapore (“STT”), (ii) its Subsidiaries and (iii) any Affiliate of STT which is an Affiliate by virtue of the fact that both it and STT are Subsidiaries of a Person.

“Permitted Indebtedness” has the meaning set forth under “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock.”

“Permitted Investments” means:

(1) Investments by the Company or any Restricted Subsidiary in any Person that is or will become immediately after such Investment a Guarantor or that will merge or consolidate into the Company or a Guarantor;

(2) Investments in the Company by any Restricted Subsidiary; provided that any Indebtedness evidencing such Investment is unsecured and subordinated, pursuant to a written agreement, to the Company’s obligations under the Notes and the Indenture;

(3) Investments arising out of the Intercompany Agreements, which Investments are made in the ordinary course of business;

(4) Investments in cash and Cash Equivalents;

(5) loans and advances to employees and officers of the Company and the Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of an aggregate of £1.5 million at any one time outstanding;

(6) Currency Agreements and Interest Swap Obligations entered into in the ordinary course of the Company’s or a Restricted Subsidiary’s businesses and otherwise in compliance with the Indenture;

(7) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors’ or customers’ stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;

(8) Investments in existence on, or made pursuant to legally binding commitments in existence on, the Issue Date;

(9) Investments in any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Company or any Restricted Subsidiary;

(10) Investments in any Person where such Investment was acquired by the Company or any of its Restricted Subsidiaries in exchange for the issuance of Capital Stock (other than Disqualified Capital Stock) of the Company, or Subordinated Shareholder Funding;

(11) Investments in exchange for the licensing or contribution of intellectual property pursuant to marketing arrangements entered into in the ordinary course of business;

(12) Investments made by the Company or the Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the covenant described under “—Repurchase at the Option of Holders—Asset Sales”;

(13) Investments made with Excluded Contributions; and

(14) additional Investments not to exceed £10.0 million at any one time outstanding.

“Permitted Liens” means:

(1) Liens to secure Obligations under the Notes, the Guarantees and the Security Documents;

(2) Liens to secure the performance of statutory obligations, surety or appeal bonds, insurance premium financings, performance bonds or other obligations of a like nature in each case incurred in the ordinary course of business;

(3) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(4) Liens, pledges and deposits made in the ordinary course of business in connection with workers’ compensation, social security, unemployment insurance, employment taxes and other statutory obligations;

(5) Liens, pledges or deposits made to secure the performance of tenders, bids, leases, public or statutory obligations, sureties, indemnities, performance or other similar bonds and other obligations of like nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

(6) zoning restrictions, servitudes, easements, rights-of-way, restrictions and other similar charges or encumbrances incurred in the ordinary course of business which, in the aggregate, do not materially detract from the value of the Property subject thereto or materially interfere with the ordinary conduct of the business of the Company or its Restricted Subsidiaries;

(7) Liens arising out of judgments or awards against or other court proceedings concerning the Company or any Restricted Subsidiary thereof with respect to which the Company or such Restricted Subsidiary is contesting in good faith or prosecuting an appeal or proceeding for review and, in each case, for which the Company or such Restricted Subsidiary, as the case may be, is maintaining adequate reserves in accordance with GAAP;

(8) Liens securing or arising by reason of any netting or set-off arrangement entered into in the ordinary course of banking or other trading activities;

(9) Liens arising out of conditional sale, title retention, hire purchase, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(10) Liens arising from US Uniform Commercial Code financing statement filings (or similar filings in other applicable jurisdictions) regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(11) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary otherwise in compliance with the Indenture;

(12) contracts for the sale of assets, including any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(13) any encumbrances or restrictions required by any governmental, local or regulatory authority having jurisdiction over the Company or any of its Restricted Subsidiaries or any of their businesses in connection with any development grant made or other assistance provided to the Company or any of its Restricted Subsidiaries by such governmental authority;

(14) Liens incurred in the ordinary course of business (including materialman’s, mechanics’, carriers’, workmans’ and repairmans’ Liens and Liens arising from filings in the ordinary course of business) of the Company or any of its Restricted Subsidiaries with respect to obligations that do not exceed £5.0 million at any one time outstanding and that (i) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credits in the ordinary course of business) and (ii) do not in the aggregate materially detract from the value of the Property subject thereto or materially impair the use thereof in the operation of business by the Company or such Restricted Subsidiary;

(15) Liens securing Purchase Money Indebtedness permitted pursuant to clause (10) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock”;

(16) Liens constituting any interest or title of a lessor, a licensor or either’s creditors in the Property subject to any lease (other than a capital lease) or license;

(17) Liens existing on the Issue Date after giving effect to the Restructuring;

(18) Liens in respect of Capital Lease Obligations otherwise permitted under the Indenture;

(19) Liens on Collateral securing Indebtedness or other obligations in favor of an Interest Hedge Secured Party under an Interest Hedge Contract;

(20) Liens securing Indebtedness incurred under clause (15) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock”; and

(21) extensions, renewals or replacements of any Lien referred to in clauses (1) through (20) above; provided that the principal amount of the obligation secured thereby is not increased and that any such extension, renewal or replacement is limited to the property originally encumbered thereby.

“Person” means an individual, partnership, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

“Pound Notes” means the £105.0 million 11.75% Senior Secured Notes due 2014 to be issued by the Issuer.

“Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

“Property” means any interest in any rights, assets or property of any kind whatsoever (including all cash, Cash Equivalents and Equity Interests), whether real, personal or mixed and whether tangible or intangible, whether now existing or hereafter arising and wherever located.

“Purchase Money Indebtedness” means Indebtedness of the Company or any Restricted Subsidiary incurred in the normal course of business for the purpose of financing all or any part of the purchase price or the cost of the installation, construction or improvement of any property or equipment.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock.

“Reference Date” has the meaning set forth under “—Certain Covenants—Limitation on Restricted Payments.”

“Referent Subsidiary” has the meaning set forth in the definition of “Investment.”

“Refinance” means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means any Refinancing by the Company or any Restricted Subsidiary of Indebtedness incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” (other than pursuant to clause (1), (3), (4), (5), (6), (7), (8), (9), (10), (11), (12) or (13) of the second paragraph of such covenant), in each case that does not:

(1) result in an increase in the aggregate principal amount of any Indebtedness of such Person as of the date of such proposed Refinancing (except to the extent of the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and the amount of reasonable fees and expenses incurred by the Company in connection with such Refinancing); or

(2) create Indebtedness with (A) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced or (B) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that (x) if such Indebtedness being Refinanced is Indebtedness of the Company, then such Refinancing Indebtedness shall be Indebtedness solely of the Company and (y) if such Indebtedness being Refinanced is subordinate or junior to the Notes, then such Refinancing Indebtedness shall be subordinate to the Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

“Registration Rights Agreement” means the Registration Rights Agreement to be dated the Issue Date among the Company, the Guarantors and the Initial Purchaser.

“Replacement Assets” means assets and property that will be used or useful in the business of the Company and/or its Restricted Subsidiaries as existing on the Issue Date or in a business the same, similar or reasonably related thereto (including, without limitation, the Capital Stock of a Person which becomes a Restricted Subsidiary as a result of such Investment).

“Restricted Corporate Services Fee” means the amount of service fees under the Corporate Services Agreement (excluding the amount of any management bonuses) for a fiscal year that exceed the Service Fee Limit for such fiscal year minus any such service fees required to be paid by law, regulation or any competent governmental taxing authority.

“Restricted Payment” has the meaning set forth under “—Certain Covenants—Limitation on Restricted Payments.”

“Restricted Subsidiary” means any Subsidiary of the Company that has not been designated by the Board of Directors of the Company, by a Board Resolution delivered to the Trustee, as an Unrestricted Subsidiary pursuant to and in compliance with the covenant described under “—Certain Covenants—Limitation on Designations of Unrestricted Subsidiaries.”

“Revocation” has the meaning set forth under “—Certain Covenants—Limitation on Designations of Unrestricted Subsidiaries.”

“S&P” has the meaning set forth in the definition of Cash Equivalents.

“Sale and Leaseback Transaction” means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary on the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced on the security of such Property.

“Securities Act” means the US Securities Act of 1933, as amended, or any successor statute or statutes thereto, and the rules and regulations of the Commission promulgated thereunder.

“Security Documents” means, collectively:

(1) the debenture, to be dated the Issue Date, among the Issuer, the Company and the Trustee;

(2) the Intercreditor Agreement; and

(3) all other security agreements, mortgages, deeds of trust, pledges, collateral assignments and other agreements or instruments evidencing or creating any security in favor of the Trustees and any Holders of the Notes in any or all of the Collateral.

“Service Fee Limit” means an amount in pounds sterling, calculated on an annual basis (except in relation to 2004) that (i) for the three months ending December 31, 2004 shall equal £2.9 million, (ii) for the fiscal year 2005 shall equal £11.6 million, and (iii) for each fiscal year thereafter shall equal the product of (x) the service fees (excluding the amount of any management bonuses) actually paid under the Corporate Services Agreement for the preceding fiscal year of Company and (y) 1.50; provided, however, that the amount determined under clause (iii) may not exceed £23.2 million.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

“Stated Maturity” means, with respect to any security or obligation, the date specified in such security or obligation as the fixed date on which the final payment of principal of such security or obligation is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security or obligation at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

“STT” means Singapore Technologies Telemedia Pte Ltd., a company organized under the laws of Singapore.

“Subordinated Shareholder Funding” means any Indebtedness of the Company (and any security into which such Indebtedness is convertible or for which it is exchangeable at the option of the holder) issued to and held by a Parent Company or a Permitted Holder that (a) does not mature or require any amortization, redemption or other repayment of principal or any sinking fund payment prior to the first anniversary of the Stated Maturity of the Notes (other than through conversion or exchange of such Indebtedness into Capital Stock (other than Disqualified Capital Stock) of the Company or such Parent Company or any Indebtedness meeting the requirements of this definition); (b) does not require, prior to the Stated Maturity of the Notes, payment of cash interest; (c) contains no change of control or asset sale provisions and has no right to declare a default or event of default or take any enforcement action prior to the Stated Maturity of the Notes; (d) is unsecured; and (e) is fully subordinated and junior in right of payment to the Notes pursuant to customary subordination terms for similar Indebtedness.

“Subsidiary,” with respect to any Person, means:

(1) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or

(2) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

“Surviving Entity” has the meaning set forth under “—Certain Covenants—Merger, Consolidation and Sale of Assets.”

“Transfer” means to sell, assign, transfer, lease (other than pursuant to an operating lease entered into in the ordinary course of business), convey or otherwise dispose of, including by sale and leaseback transaction, consolidation, merger, liquidation, dissolution or otherwise, in one transaction or a series of transactions.

“Unrestricted Subsidiary” of any Person means:

(1) any Subsidiary of such Person that at the time of determination shall be or continue to be designated as such pursuant to and in compliance with the covenant described under “—Certain Covenants—Limitation on Designations of Unrestricted Subsidiaries”; and

(2) any Subsidiary of an Unrestricted Subsidiary.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (A) the then outstanding aggregate principal amount of such Indebtedness into (B) the sum of the total of the products obtained by multiplying (I) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (II) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

“Wholly Owned Restricted Subsidiary” of the Company means any Restricted Subsidiary of which all the outstanding voting securities (other than directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by the Company or any other Wholly Owned Restricted Subsidiary.

DESCRIPTION OF BOOK-ENTRY SYSTEM

General

On the closing date, global notes representing the sterling-denominated exchange notes will be deposited with, and registered in the name of The Bank of New York Depository (Nominees) Limited as common depositary for the Euroclear System, or Euroclear, and Clearstream Banking, société anonyme, or Clearstream, which we refer to as the common depositary. Thereafter, these book-entry interests, or the sterling book-entry interests, therein will be shown on, and transfers thereof will be effected only through, records maintained in book-entry form by Euroclear and Clearstream and their participants. On the closing date, global notes representing the dollar-denominated exchange notes will be deposited with, or on behalf of, The Depository Trust Company, or DTC, and registered in the name of Cede & Co., as nominee for DTC, or will remain in the custody of the trustee pursuant to the FAST Balance Certificate Arrangement between DTC and the trustee. Thereafter, these book-entry interests, or the dollar book-entry interests, therein will be shown on, and transfers thereof will be effected only through, records maintained in book-entry form by DTC and its participants. Interests in the dollar-denominated exchange notes will be subject to the procedures and requirements of DTC. Interests in the sterling-denominated exchange notes will be subject to the procedures and requirements of Euroclear or Clearstream, as the case may be. We refer to the sterling book-entry interests and the dollar book-entry interests collectively as the book-entry interests.

Book-entry interests will not be held in definitive form. Instead, DTC and (as the case may be) Euroclear and/or Clearstream will credit on their respective book-entry registration and transfer systems a participant’s account with the interest beneficially owned by that participant. The laws of some jurisdictions, including certain states of the United States, may require that certain purchasers of securities take physical delivery of the securities in definitive form. The foregoing limitations may impair the ability to own, transfer or pledge Book-Entry Interests. In addition, while the exchange notes are in global form, holders of book-entry interests will not be considered the owners or “Holders” of new notes for any purpose.

As long as the exchange notes are held in global form, Cede & Co. or the common depositary (or its nominees), as the case may be, will be considered the sole holders of global notes for all purposes under the indenture governing the exchange notes. In addition, participants must rely on the procedures of DTC, Euroclear and Clearstream, as the case may be, and indirect participants must rely on the procedures of the participants through which they own book-entry interests to exercise any rights of Holders under the indenture governing the exchange notes.

None of the issuer, the guarantor, the trustee or the registrar will have any responsibility or be liable for any aspect of the records relating to the book-entry interests.

Certificated Notes

Under the terms of the deposit and custody agreements, owners of the book-entry interests will receive certificated notes in registered form through the paying agent if:

•	DTC (with respect to the dollar-denominated global exchange notes) or Euroclear or Clearstream (with respect to the sterling-denominated global exchange notes) notifies the issuer at any time that it is unwilling or unable to continue as depositary for (in the case of DTC) the depositary interest representing the dollar-denominated global exchange notes or (in the case of Euroclear or Clearstream) depositary interest representing the sterling-denominated global exchange notes, and a successor depositary is not appointed within 90 days;

•	the issuer, at its option, notifies the trustee that it elects to cause the issuance of certificated notes in registered form for all, but not part of, the global notes;

•	certain other events provided in the indenture occur (including the occurrence and continuation of an event of default under the terms of the indenture);

•	with respect to the dollar-denominated global exchange notes only, DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days; or

•	the relevant book-entry depositary is at any time unwilling or unable to continue as book-entry depositary and a successor book-entry depositary is not appointed by the relevant issuer within 90 days.

In addition, if there is an event of default under the indenture, each of DTC, Euroclear and Clearstream reserves the right to exchange the relevant global notes for legended securities in certificated form and to distribute such certificated securities to its respective participants.

None of the issuer, the company or the trustee shall be liable for any delay by DTC, Euroclear, Clearstream or any of the respective participants or indirect participants in identifying the beneficial owners of the related notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC, Euroclear or Clearstream, as the case may be, for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued).

Payments on Global Notes

Payments of any amounts owing in respect of the global exchange notes will be made to the custodian for the relevant book-entry depositary, as the holder thereof, which will receive these payments in each case for and on behalf of such book-entry depositary. These payments will fulfill all of the issuer’s obligations in respect of these payments and the issuer will have no further responsibilities or liability in respect of payment. All these amounts will be payable through one or more paying agents appointed under one or more paying agency agreements to the custodian, as the holder of the global exchange notes. Upon receipt of any of these amounts, the relevant custodian or the book-entry depositary, as the case may be, will pay the amount so received to (1) the nominee of DTC, as the registered holder of a depositary interest representing the dollar-denominated global exchange notes, which will credit the amounts so received to DTC participants’ accounts that hold book-entry interests in the dollar-denominated global exchange notes on the relevant payment date in accordance with their respective holdings shown on DTC’s records and (2) the common depositary or its nominee, as the registered holder of a depositary interest representing the sterling-denominated global exchange notes, which will pay the amounts so received to the accounts of participants in Euroclear and Clearstream that hold book-entry interests in the sterling-denominated global exchange notes, in accordance with the procedures of Euroclear and Clearstream.

The issuer, the company, the trustee and the paying and transfer agents, if any, will have no responsibility or liability for the payment of amounts to owners of book-entry interests, for any aspect of the records relating to or payments made on account of those interests by DTC, Euroclear or Clearstream, or for maintaining, supervising or reviewing any records of DTC, Euroclear or Clearstream relating to those interests.

Payments by participants and indirect participants in DTC, Euroclear or Clearstream to the owners of book-entry interests will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC, Euroclear or Clearstream.

Transfers

Transfer of book-entry interests between participants in DTC, Euroclear and Clearstream will be effected through DTC, Euroclear and Clearstream, as the case may be, pursuant to customary procedures established by DTC, Euroclear and Clearstream and their respective participants.

Investors may under some circumstance have the ability to obtain certificated notes in registered form as set out under “—Certificated Notes.”

Transfers of all or any portion of the depositary interests may only be made through the book-entry system maintained by the relevant book-entry depositary, and unless and until book-entry interests are exchanged for certificated notes, the depositary interests held by (1) DTC (through its nominee) may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of the successor and (2) Euroclear and/or Clearstream (through the nominee of the common depositary) may not be transferred except as a whole by Euroclear and/or Clearstream to a nominee of Euroclear and/or Clearstream or by a nominee of Euroclear and/or Clearstream to Euroclear and/or Clearstream or another nominee of Euroclear and/or Clearstream or by Euroclear and/or Clearstream or any nominee to a successor of Euroclear and/or Clearstream or a nominee of the successor.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparts in such system in accordance with the rules and procedures and within the established deadlines of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global exchange note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of interests in the Global Notes by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global exchange notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither the company nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

DTC

DTC has advised us that it is a:

•	limited purpose trust company organized under the laws of the State of New York;

•	“banking organization” within the meaning of the New York Banking Law;

•	member of the Federal Reserve System;

•	“clearing corporation” within the meaning of the Uniform Commercial Code, as amended; and

•	“clearing agency” registered pursuant to Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and facilitates the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC’s participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies, which we refer to as indirect participants, that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

The issuer expects that pursuant to procedures established by DTC ownership of the exchange notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of participants) and the records of participants and indirect participants (with respect to the interests of persons other than participants).

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a dollar-denominated global exchange note to such persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a dollar-denominated global exchange note to pledge or transfer such interest to persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a dollar-denominated global exchange note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the relevant dollar-denominated global exchange note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a dollar-denominated global exchange note will not be entitled to have notes represented by such dollar-denominated global exchange note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes, and will not be considered the owners or holders thereof under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee thereunder. Accordingly, each holder owning a beneficial interest in a dollar-denominated global exchange note must rely on the procedures of DTC and, if such holder is not a participant or an indirect participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights of a holder of notes under the indenture or such dollar-denominated global exchange note. The company understands that under existing industry practice, in the event requests any action of holders of notes, or a holder that is an owner of a beneficial interest in a dollar-denominated global exchange note desires to take any action that DTC, as the holder of such dollar-denominated global exchange note, is entitled to take, DTC would authorize the participants to take such action and the participants would authorize holders owning through such participants to take such action or would otherwise act upon the instruction of such holders. Neither the company nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such notes.

Payments with respect to the principal of, and premium, if any, and interest on, any notes represented by a dollar-denominated global exchange note registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the dollar-denominated global exchange note representing such notes under the indenture. Under the terms of the indenture, the company and the trustee may treat the persons in whose names the notes, including the dollar-denominated global exchange notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither the company nor the trustee has or will have any responsibility or liability for the payment of such amounts to owners of beneficial interests in a dollar-denominated global exchange note (including principal, premium, if any, and interest). Payments by the participants and the indirect participants to the owners of beneficial interests in a dollar-denominated global exchange note will be governed by standing instructions and customary industry practice and will be the responsibility of the participants or the indirect participants and DTC.

Euroclear and Clearstream

Euroclear and Clearstream each hold securities for their account holders and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders, thereby eliminating the need for physical movements of certificates and any risk from lack of simultaneous transfers of securities. Euroclear and Clearstream each provide various services including safekeeping, administration, clearance and settlement of internationally traded securities, and securities lending and borrowing. Each of Euroclear and Clearstream can settle securities transactions in any of more than 30 currencies, including pounds sterling. Euroclear and Clearstream each also deal with domestic securities markets in several countries through established depositary and custodial relationships. The respective systems of Euroclear and Clearstream have established an electronic bridge between their two systems across which their respective account holders may settle trades with each other. Account holders in both Euroclear and Clearstream are worldwide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to both Euroclear and Clearstream is available to other institutions that clear through or maintain a custodial relationship with an account holder in either system. An account holder’s overall contractual relations with either Euroclear or Clearstream are governed by the respective rules and operating procedures of Euroclear or Clearstream and any applicable laws. Both Euroclear and Clearstream act under those rules and operating procedures only on behalf of their respective account holders and have no record of or relationship with any person who is not a direct account holder.

Investors who hold accounts with Euroclear or Clearstream may acquire, hold and transfer security entitlements with respect to sterling-denominated global exchange notes against Euroclear or Clearstream and their respective property by book entry to accounts with Euroclear and Clearstream, each of which has an account with the common depositary and subject at all times to the procedures and requirements of Euroclear and Clearstream, as the case may be. “Security entitlement” means the rights and property interest of an account holder against its securities intermediary under applicable law in or with respect to a security, including any ownership, co-ownership, contractual or other rights. Investors who do not have accounts with Euroclear or Clearstream may acquire, hold and transfer security entitlements with respect to a sterling-denominated global exchange note against the securities intermediary and its property with which those investors hold accounts by book entry to accounts with the securities intermediary and its property, which in turn may hold a security entitlement with respect to the relevant sterling-denominated global exchange note through Euroclear or Clearstream. Investors electing to acquire security entitlements with respect to a sterling-denominated global exchange note through an account with Euroclear or Clearstream or some other securities intermediary must follow the settlement procedures of their securities intermediary with respect to the settlement of new issues of securities.

Security entitlements with respect to the sterling-denominated global exchange notes to be acquired through an account with Euroclear or Clearstream will be credited to that account as of the settlement dates against payment in pounds sterling for value as of the settlement date. Investors electing to acquire, hold or transfer security entitlements with respect to any sterling-denominated global exchange note through an account with Euroclear, Clearstream or some other securities intermediary other than in connection with the initial distribution of the notes must follow the settlement procedures of their securities intermediary with respect to the settlement of secondary market transactions in securities.

Except as described below, owners of interests in the sterling-denominated global exchange notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders of the notes. So long as the common depositary is the registered owner or holder of the sterling-denominated global exchange notes, the common depositary will be considered the sole owner or holder of the notes represented by the sterling-denominated global exchange notes for all purposes under the indenture and the notes. Accordingly, each person owning a beneficial interest in the sterling-denominated global exchange notes must rely on the procedures of Euroclear or Clearstream, as the case may be, and their account holders to exercise any rights and remedies of a holder of notes under the indenture. Payments of principal and interest on the sterling-denominated global exchange notes will be made to the common depositary on behalf of Euroclear or Clearstream, as the case may be, as the registered owners of the sterling-denominated global exchange notes.

The laws of some countries and some states in the United States require that certain persons take physical delivery in definitive form of securities which they own. Accordingly, the ability to transfer beneficial interests in the sterling-denominated global exchange notes to those persons may be limited to that extent. Because Euroclear and Clearstream can act only on behalf of their respective account holders, the ability of a person having beneficial interest in the sterling-denominated global exchange notes to pledge those interests to persons or entities that do not participate in the relevant clearing system, or otherwise take actions in respect of those interests, may be affected by the lack of a physical certificate evidencing those interests.

The issuer understands that under existing industry practices, if either the issuer or the trustee requests any action of holders, or if an owner of a beneficial interest in the sterling-denominated global exchange notes desires to give instructions or take an action that a holder is entitled to give or take under the indenture, Euroclear or Clearstream, as the case may be, would authorize their respective account holders owning the relevant beneficial interest to give instructions to take that action, and those account holders would authorize intermediaries to give instructions or take that action, or would otherwise act on the instructions of the intermediaries.

The issuer understands that under existing practices of Euroclear and Clearstream, if less than all of the notes are to be redeemed at any time, Euroclear and Clearstream, as the case may be, will credit their account holders’ accounts on a proportionate basis (with adjustments to prevent fractions) or by lot or on such other basis as Euroclear or Clearstream, as the case may be, deems fair and appropriate, provided that no beneficial interest of less than £50,000 may be redeemed in part.

TAX CONSIDERATIONS

UK Taxation

The following summary describes certain UK tax consequences of the ownership of the notes but does not purport to be comprehensive. Except where expressly stated, the summary relates only to the position of those persons who are the absolute beneficial owners of their notes and the interest thereon and may not apply to special situations, such as those of dealers in securities. Furthermore, the discussion below is generally based upon provisions of UK tax law and UK Inland Revenue practice as of the date hereof. These provisions may be repealed, revoked or modified (possibly with retrospective effect) so as to result in UK tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of the notes should consult their own tax advisers concerning UK tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction. No representations with respect to the tax consequences to any particular holder of notes are made hereby.

Interest on the Global Notes

The notes will constitute “quoted Eurobonds” within the meaning of section 349(3)(C) of the UK Income and Corporation Taxes Act 1988, or ICTA, provided they are listed on a “recognized stock exchange” within the meaning of section 841 of ICTA. The Ireland Stock Exchange is currently recognized for these purposes. Accordingly, once the notes are listed on the Ireland Stock Exchange, payments of interest on the notes may be made without withholding on account of UK income tax.

Interest on the notes constitutes UK source income for UK tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding except in the hands of a holder who is exempt from UK income tax under the terms of an applicable double taxation treaty or otherwise. However, interest on a UK source received without deduction or withholding on account of UK tax will not be chargeable to UK tax in the hands of a noteholder who is not resident for tax purposes in the United Kingdom unless that noteholder carries on a trade, profession or vocation in the United Kingdom through a UK branch or agency in connection with which the interest is received or to which the notes are attributable. There are exemptions for interest received by certain categories of agents (such as brokers and investment managers).

Accrued Income Scheme—Individual Noteholders

For the purposes of the provisions known as the “Accrued Income Scheme,” a transfer of a note by a holder who is resident or ordinarily resident in the United Kingdom or a holder who carries on a trade in the United Kingdom through a branch or agency to which the note is attributable, may give rise to a charge to tax on income in respect of an amount as is just and reasonable.

Taxation of Chargeable Gains—Individual Noteholders

For the purposes of UK taxation of chargeable gains, notes which are denominated in pounds sterling are expected to be treated as “qualifying corporate bonds” by the UK Inland Revenue. Accordingly, for UK chargeable gains tax purposes, no chargeable gain or allowable loss should arise on the disposal of notes which are so denominated.

Notes which are denominated in US Dollars will not be “qualifying corporate bonds” for the purposes of United Kingdom taxation of chargeable gains. Accordingly, a holder of notes which are so denominated who is resident or ordinarily resident in the United Kingdom, or who carries on a trade in the United Kingdom to which the holding of the notes is attributable, may realize a chargeable gain or allowable loss on the disposal of their holding of notes, including a gain or loss which is attributable to exchange differences between the euro and pound sterling.

UK Corporation Tax Payers

Holders of the notes within the charge to UK corporation tax will not be subject to the methods of taxation set out in “—Accrued Income Scheme—Individual Noteholders.” Any profits and gains (including interest) and profits or gains arising from currency fluctuations arising from the notes in the hands of those holders will generally be charged to tax as income in each accounting period on a basis reflecting the treatment in the statutory accounts of the holders, calculated in accordance with the holder’s authorized accounting methods.

Stamp Duty and Stamp Duty Reserve Tax

No stamp duty or stamp duty reserve tax is payable on the issuance or transfer of the notes.

European Directive on the Taxation of Savings Income

The EU has adopted a Directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required from a date not earlier than January 1, 2005 to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise. In the United Kingdom, this Directive has been implemented by the Reporting of Savings Income Information Regulations 2003 (512003/3297).

United States Federal Income Tax Considerations

The following discussion is based upon the provisions of the US Internal Revenue Code of 1986, as amended, or the Code, the applicable US Treasury regulations promulgated or proposed under the Code, judicial authority and current administrative rulings and practice, all as in effect as of the date of this prospectus. Legislative, judicial or administrative changes or interpretations may occur in the future that may be retroactive and that could alter or modify the continued validity of the following statements and conclusions.

Except as specifically noted, this discussion is limited to the US federal income tax considerations that apply to a beneficial owner of an unregistered note that exchanges their unregistered note for an exchange note and who or which is, for US federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for US federal tax purposes) created or organized under the laws of the United States or any political subdivision of or within the United States;

•	an estate, the income of which is subject to US federal income tax regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have authority to control all substantial decisions of the trust, or a US holder.

Certain aspects of US federal income taxation relevant to a beneficial owner of a note that is an individual, a corporation, an estate or a trust other than a US holder, or a non-US holder, are also discussed below. The discussion below assumes that the notes will be treated as debt for US federal income tax purposes. The discussion assumes that any original issue discount, or OID, on a note is a de minimis amount, within the meaning of the US Treasury regulations relating to OID. Under these regulations, a note will have OID to the extent the principal amount of the note exceeds its issue price. Further, if a note has any OID, it will be de minimis if it is less than 1/4% of the principal amount of the note multiplied by the number of full years included in its term. The discussion does not address all aspects of US federal income taxation that might be relevant to particular holders due to their personal investment circumstances or status, nor does it discuss the consequences to investors subject to special treatment under the US federal income tax laws, such as dealers in securities or foreign currency, brokers, taxpayers that have elected mark-to-market accounting, financial institutions or “financial services entities,” insurance companies, tax-exempt organizations or private foundations, taxpayers holding notes as part of a “straddle,” “hedge,” “conversion transaction,” “constructive sale” or other integrated investment, US holders that have a “functional currency” other than the US dollar, US expatriates or former long-term residents of the United States and persons subject to the alternative minimum tax. This discussion does not address any special rules that may apply if the holder receives principal in installment payments or if a note is called before the maturity date. This discussion also does not take into consideration any US federal income tax implications if:

•	GCUK or the issuer consolidates or merges with or into any other person or sells, assigns, transfers, leases, conveys or otherwise disposes of all or substantially all of its assets to another person; or

•	GCUK or the issuer is succeeded by a successor entity.

Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold the notes through a partnership or other pass-through entity. Moreover, the effect of any applicable state, local or foreign tax laws or the applicability of US federal gift or estate taxation is not discussed. Holders are urged to consult their own tax advisors regarding the US federal, state, local and other tax considerations of the acquisition, ownership and disposition of the notes.

Except as otherwise indicated below, this discussion is generally limited to the tax consequences to beneficial owners of the exchange notes that are initial holders of the notes, that hold the notes as capital assets (within the meaning of Section 1221 of the Code) and that purchased the unregistered notes at the “issue price,” which for this purpose is the first price at which a substantial amount of the notes are sold to the public for money, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers.

The references in the discussion concerning foreign currency, exchange rates and exchange gain or loss apply only to the sterling-denominated notes.

Each holder should consult its own tax advisor concerning the application of US federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdiction to its particular situation.

US Holders

Exchange of Unregistered Notes for Exchange Notes. The exchange of unregistered notes for exchange notes under the exchange offer will not be a taxable event for U.S. federal income tax purposes. Consequently, a U.S. holder will not recognize taxable gain or loss as a result of exchanging unregistered notes for exchange notes, and the U.S. holder’s holding period and adjusted tax basis for an exchange note will not be affected.

Stated Interest on Notes. Stated interest on an exchange note will be taxable to a US holder as ordinary income either at the time it accrues or is received in accordance with the US holder’s method of accounting for tax purposes. Stated interest paid on an exchange note will be includible in income by a US holder in an amount equal to the US dollar value of the interest, regardless of whether a payment is in fact converted to US dollars at that time. If the US holder uses the cash method of accounting for tax purposes, the US dollar value of the interest is determined using the spot rate at the time payment is received. If a US holder uses the accrual method of accounting for tax purposes, the US dollar value of the interest is determined using the average exchange rate during the relevant accrual period (or partial accrual period for interest paid in a subsequent taxable year) or, if elected, the spot rate (a) on the last day of the relevant accrual period (or partial accrual period) or (b) on the payment date, if that date is within five business days of the last day of the accrual period or taxable year. Any spot rate election will apply to all debt instruments held by the US holder at the beginning of the first taxable year to which the election applies or afterwards acquired and will be irrevocable without the consent of the US Internal Revenue Service. Any differences in the exchange rate between the rate at which interest on an exchange note is included in income and the spot rate on the payment (or disposition) date for interest will result in exchange gain or loss on the related amount of interest, and will generally be treated as ordinary income or loss for US federal income tax purposes. The US dollar value of interest accrued or received, adjusted for any exchange gain or loss as to the amount accrued, generally will be a US holder’s tax basis in the foreign currency received as interest on an exchange note.

Additional Amounts and Special Additional Interest. We intend to treat the possibility that we will pay additional amounts (i.e., the amount of interest provided in the notes to prevent any net reduction for withholding taxes, determined using the withholding tax rate applicable to the US holder) or special additional interest (i.e., the additional payments made under the unregistered notes in the event the unregistered notes are not exchangeable for notes registered under the US Securities Act within a prescribed period) as a remote or incidental contingency, within the meaning of applicable US Treasury regulations. Accordingly, the gross amount of any additional amounts or special additional interest should be includible in gross income by a US holder as ordinary interest income at the time that amount is received or accrued in accordance with the US holder’s method of accounting for tax purposes in the same manner as discussed above under “—Stated Interest on Notes.” Consequently, the amount a US holder would include in gross income with respect to a note could exceed the amount received by the US holder as stated interest should additional amounts or special additional interest be due under the notes.

Withholding Taxes. Any UK taxes withheld and not refunded to a US holder will be treated as foreign taxes eligible for credit against that holder’s US federal income tax liability, at the election of the US holder, subject to generally applicable limitations and conditions, including that the US holder claim any applicable treaty benefits. Alternatively, those taxes are eligible for deduction in computing the US holder’s taxable income. Stated interest, additional amounts and special additional interest generally will be foreign source “passive” income for US foreign tax credit purposes unless those amounts are subject to a withholding tax of 5% or more, in which case they will be “high withholding tax” interest. Under recent legislation, the separate foreign tax credit basket for “high withholding tax interest” will be eliminated for taxable years beginning after December 31, 2006, and amounts which would have been treated as high withholding tax interest will be included in the passive income category. The calculation of foreign tax credits involves the application of complex rules that depend on a US holder’s particular circumstances. Accordingly, investors are urged to consult their tax advisors regarding their ability to claim a credit for any foreign withholding taxes paid under the notes.

Sale, Exchange or Redemption. Unless a non-recognition provision applies, the sale, exchange, redemption (including under an offer by us) or other disposition of an exchange note will be a taxable event for US federal income tax purposes. In that event, a US holder will recognize gain or loss equal to the difference between:

•	the amount of cash plus the fair market value of any property received upon that sale, exchange, redemption or other taxable disposition (other than amounts attributable to accrued interest); and

•	the US holder’s adjusted tax basis in the note.

A US holder’s adjusted tax basis in an exchange note generally will equal the cost of the unregistered note (net of accrued interest) to the US holder, which is the US dollar value of the foreign currency purchase price of the unregistered note translated at the spot rate for the date of purchase or, in some cases, the settlement date. The conversion of US dollars into foreign currency and the immediate use of that foreign currency to purchase a note generally will not result in a taxable gain or loss for a US holder. A US holder will have a tax basis in any foreign currency received on the sale, exchange or retirement of a note equal to the US dollar value of that foreign currency on the date of receipt.

Except to the extent of exchange gain or loss discussed below, gain or loss recognized by a US holder of an exchange note will be capital gain or loss and will be long-term capital gain or loss if the note has been held, or treated as held, by the US holder for more than one year at the time of sale, exchange, redemption or other disposition. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to limitations.

Upon the sale, exchange, retirement or repayment of an exchange note, a US holder will recognize exchange gain or loss to the extent that the rate of exchange on the date of retirement or disposition differs from the rate of exchange on the date the unregistered note was acquired or deemed acquired. Exchange gain or loss is recognized, however, only to the extent of total gain or loss on the transaction. For purposes of determining the total gain or loss on the transaction, a US holder’s tax basis in an exchange note will generally equal the US dollar cost of the unregistered note. Exchange gain or loss recognized by a US holder will generally be treated as ordinary income or loss.

Any gain realized by a US holder on the sale, exchange or redemption of an exchange note generally will be treated as US source income for US foreign tax credit purposes. Any loss realized upon a sale, exchange, redemption or other disposition of an exchange note generally will be allocated against US source income for US foreign tax credit purposes.

Non-US Holders

Subject to the discussion under “—Information Reporting and Back-up Withholding,” a non-US holder of an exchange note generally will not be subject to US federal income or withholding tax on payments, including stated interest, additional amounts or special additional interest in respect of an exchange note, and gain realized on the sale, exchange, redemption or other disposition of an exchange note unless:

•	that income is effectively connected with the conduct by the non-US holder of a trade or business in the United States or, in the case of a treaty resident, attributable to a permanent establishment (or a fixed base) in the United States; or

•	in the case of a gain, the non-US holder of a note is a nonresident alien individual who holds a note as a capital asset and is present in the United States for 183 days or more in the taxable year of the sale, exchange, redemption or other disposition and certain other conditions are satisfied.

Information Reporting and Back-up Withholding

Payments of interest and principal on an exchange note and the proceeds from the sale or redemption or other disposition of an exchange note paid to a US holder, other than a corporation or other exempt recipient, will be reported to the US Internal Revenue Service. A US holder may be subject to US back-up withholding on interest and principal paid on a note and proceeds from the sale or redemption or other disposition of a note unless the US holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a correct taxpayer identification number certified under penalties of perjury, certifies as to no loss of exemption from back-up withholding and otherwise complies with the applicable requirements of the back-up withholding rules.

Interest on an exchange note paid to a non-US holder through the US office of any broker, US or foreign, or paid outside the United States to a non-US holder through a US person, or a person with certain enumerated US relationships (or a US-related person) is subject to information reporting and possible back-up withholding unless documentation and other requirements are satisfied. The payment of principal on a note and the proceeds from the sale or redemption or other disposition of a note by a non-US holder to or through the US office of any broker, US or foreign, or the non-US office of a US person or a US-related person, will be subject to information reporting and possible back-up withholding unless:

•	the owner certifies its non-US status under penalties of perjury or otherwise establishes an exemption; and

•	the broker lacks actual knowledge, or reason to know, that the holder is a US holder or that the conditions of any other exemption are not, in fact, satisfied.

The back-up withholding tax rate is currently at a rate of 28%. Any amount withheld under the back-up withholding rules will be creditable against the holder’s US federal income tax liability, subject to satisfaction of certain procedural requirements. Holders of notes are urged to consult their tax advisors to determine whether they qualify for exemption from US withholding and the procedure for obtaining an exemption, if applicable.

THE PRECEDING DISCUSSION OF THE MATERIAL US FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF EXCHANGING THE UNREGISTERED NOTES FOR THE EXCHANGE NOTES AND HOLDING AND DISPOSING OF THE EXCHANGE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

PLAN OF DISTRIBUTION

If you are a broker-dealer who holds unregistered notes for your own account as a result of market-making activities or other trading activities and who receives exchange notes in exchange for your unregistered notes pursuant to the exchange offer, you must acknowledge that you will deliver a prospectus in connection with any resale of your exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by you in connection with resales of exchange notes received in exchange for your unregistered notes where your unregistered notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the consummation of the exchange offer, we will make this prospectus, as amended or supplemented, available to you for use in connection with any such resale if you request the document in the letter of transmittal or otherwise.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. If you are a broker-dealer, exchange notes you receive for your own account pursuant to this exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. You may make resales directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. If you are a broker-dealer that resells exchange notes that were received by you for your own account pursuant to this exchange offer and you participate in a distribution of the exchange notes, you may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on any resale of exchange notes and any commissions or concessions received by you may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that you will be delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incidental to this exchange offer other than commissions or concessions of any broker-dealers and will indemnify the holders of the exchange notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the exchange notes will be passed upon for us by Weil, Gotshal & Manges, London, England and by Weil, Gotshal & Manges LLP, New York.

EXPERTS

Ernst & Young LLP, an independent registered public accounting firm, have audited our consolidated financial statements at December 31, 2004 and for the year then ended, as set forth in their report. We have included these financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young’s report, given on their authority as experts in accounting and auditing.

The financial statements at December 31, 2003 and for the years ended December 31, 2002 and 2003 included in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein (which reports express an unqualified opinion on the financial statements and include an explanatory paragraph referring to the company’s ability to continue as a going concern), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

CLEARING INFORMATION

Upon issuance, each dollar-denominated exchange note will be deposited with, or on behalf of, the Depository Trust Company, or DTC, and registered in the name of Cede & Co., as nominee for DTC, or will remain in the custody of the trustee pursuant to the FAST Balance Certificate Arrangement between DTC and the trustee. Interests in the dollar-denominated notes will be subject to the procedures and requirements of DTC.

Upon issuance, each sterling-denominated exchange note will be deposited with, and registered in the name of a nominee on behalf of, the Irish Paying Agent as common depositary for Euroclear and Clearstream. Interests in the sterling-denominated notes will be subject to the proceeds and requirements of Euroclear or Clearstream, as the case may be.

LEGAL INFORMATION

Both we and the issuer, a finance subsidiary which has had no trading activity, are limited companies incorporated under the laws of England and Wales, incorporated April 25, 1990, and October 22, 2004, respectively. Our company number is 02495998 and the issuer’s is 05267403. The address of our registered office is Centennium House, 100 Lower Thames Street, London EC3R 6DL, England. The address of the registered office of the issuer is Centennium House, 100 Lower Thames Street, London EC3R GDL, England.

Our Articles of Association were amended by a written special resolution of our board of directors, passed on May 17, 2004. The amendment disapplies pre-emption rights conferred on existing members and any other restrictions on transfer of shares, and also forbids our directors from declining to register, or suspending registration of, any transfer of shares, in certain circumstances. The articles are available and copies may be obtained from the registrar of companies of England and Wales, as well as at our listing agent, The Bank of New York.

Our authorized share capital currently amounts to £2 million, and the issued share capital is £100,000 represented by 100,000 fully paid shares with a nominal value of £1 each.

The issuance of this prospectus was authorized by a resolution of our board of directors dated July 6, 2005.

Global Crossing (UK) Telecommunications Limited

Global Crossing (UK) Telecommunications Limited

Report of Independent Registered Public Accounting Firm

To the Members of Global Crossing (UK) Telecommunications Limited

We have audited the accompanying consolidated balance sheet of Global Crossing (UK) Telecommunications Limited as of December 31, 2004, and the related consolidated profit and loss account and statement of cash flow for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Crossing (UK) Telecommunications Limited at December 31, 2004 and the consolidated results of its operations and its consolidated cash flows for the year then ended, in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 26 of Notes to the Financial Statements).

/s/ Ernst & Young LLP

Ernst & Young LLP

London, England

April 28, 2005

Global Crossing (UK) Telecommunications Limited

Report of Independent Registered Public Accounting Firm

To the Members of Global Crossing (UK) Telecommunications Limited

We have audited the accompanying balance sheet of Global Crossing (UK) Telecommunications Limited at December 31, 2003, and the related profit and loss accounts, and cash flow statements for the years ended December 31, 2002 and 2003. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Global Crossing (UK) Telecommunications Limited is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Global Crossing (UK) Telecommunications Limited at December 31, 2003, and the results of its operations and its cash flows for the years ended December 31, 2002 and 2003 in conformity with accounting principles generally accepted in the United Kingdom.

The accompanying financial statements have been prepared assuming that Global Crossing (UK) Telecommunications Limited will continue as a going concern. There is uncertainty over the company’s ability to continue to meet its debts as they fall due if intercompany creditor balances are called for repayment, the guarantee provided by the company to its parent company’s lenders is exercised, or the company is required to repay the additional funding it obtained in 2004. These conditions raise substantial doubt about the company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 26 to the financial statements.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Reading, United Kingdom

December 9, 2004

Global Crossing (UK) Telecommunications Limited

Consolidated Profit and Loss Accounts

(in thousands)

		Year ended December 31,
	Note	2002	2003	2004
Turnover	3	£262,279	£288,020	£269,889
Cost of sales	4	(219,835)	(199,124)	(177,283)

Gross profit	4	42,444	88,896	92,606

Distribution costs	4	(12,276)	(9,647)	(10,128)
Administrative expenses	4	(74,531)	(54,424)	(36,973)

		(86,807)	(64,071)	(47,101)

Operating profit/(loss)
Continuing operations	4	(43,027)	24,825	45,505
Discontinued operations	4	(1,336)	—	—

	4	(44,363)	24,825	45,505
Finance charges, net	6	(1,406)	(3,753)	(4,787)

Profit/(loss) on ordinary activities before taxation		(45,769)	21,072	40,718
Taxation on profit/(loss) on ordinary activities	8	—	—	5,064

Profit/(loss) for the year		£(45,769)	£21,072	£45,782

There were no recognized gains and losses other than as shown in the consolidated profit and loss accounts above, and accordingly no consolidated statements of total recognized gains or losses has been presented.

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Consolidated Balance Sheets

(in thousands)

		December 31,
	Note	2003	2004
Fixed assets
Goodwill	11	£—	£—
Tangible assets	12	185,981	186,477
Trade investment		4	4

		185,985	186,481

Current assets
Debtors: amounts receivable in less than one year (including amounts receivable from group companies of £42,972 and £3,802, respectively)	13	114,867	65,138
Debtors: amounts receivable in more than one year	13	13,845	18,422
Investment—short term deposits		35,000	20,727
Cash at bank and in hand		15,403	466

		179,115	104,753
Creditors: amounts falling due within one year (including amounts owed to group companies of £395,927 and £5,743, respectively)	14	(491,945)	(93,961)

Net current assets/(liabilities)		(312,830)	10,792

Total assets less current liabilities		(126,845)	197,273

Creditors: amounts falling due after more than one year	15	(165,439)	(343,959)
Provisions for liabilities and charges	17	(16,561)	(12,481)

Net liabilities		£(308,845)	£(159,167)

Capital and reserves
Called-up share capital	19	£100	£101
Share premium	19	—	21,895
Profit and loss account	20	(308,945)	(181,163)

Equity shareholder’s deficit	21	£(308,845)	£(159,167)

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Consolidated Cash Flow Statements

(in thousands)

		Year ended December 31,
	Note	2002	2003	2004
Net cash inflow from operating activities	9	£70,415	£61,790	£58,912
Returns on investments and servicing of finance	9	(1,406)	(2,077)	(5,018)
Capital expenditure	9	(55,059)	(28,239)	(7,811)

Cash inflow before management of liquid resources and financing		13,950	31,474	46,083
Management of liquid resources	9	(37,000)	2,000	14,273
Financing	9	24,384	(22,636)	(75,293)

Increase/(decrease) in cash		£1,334	£10,838	£(14,937)

Reconciliation of Net Cash Flow to Reduction/(Increase) in Net Debt

	Year ended December 31,
	2002	2003	2004
Increase/(decrease) in cash in the year	£1,334	£10,838	£(14,937)
Cash outflow/(inflow) from increases/(decreases) in short term deposits	37,000	(2,000)	(14,273)
Cash outflow from repayments of loans provided by group companies	—	19,403	334,147
Cash inflow from loans provided by group companies	(27,138)	(100)	(160)
Cash inflow from STT Bridge Loan Facility	—	—	(68,570)
Cash inflow from Senior Secured Notes	—	—	(196,095)
Cash outflow from repayment of finance lease obligations	6,976	7,789	7,704

Change in net debt resulting from cash flow	18,172	35,930	47,816
Assignment of STT Bridge Loan Facility to Global Crossing Limited	—	—	66,043
Increase in debt due to Global Crossing Limited	—	—	(66,043)
Waiver of debt provided by group companies	—	115,610	61,043
Foreign exchange movements on loans provided by group companies	5,707	2,362	(53)
Foreign exchange movements on STT Bridge Loan Facility	—	—	2,527
Foreign exchange movements on Senior Secured Notes	—	—	760
Changes in lease related accruals	4	(421)	2,731
Lease disposals	—	—	1,555
New finance leases	(1,310)	(3,791)	(8,672)

Reduction in net debt	22,573	149,690	107,707
Net debt at beginning of year	(493,727)	(471,154)	(321,464)

Net debt at end of year	£(471,154)	£(321,464)	£(213,757)

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

1. Description of Business

Global Crossing (UK) Telecommunications Limited (“GCUK”), formerly Racal Telecommunications Limited (“Racal”) is a company registered in the United Kingdom (“UK”). GCUK is one of the leading UK providers of managed network communications services. GCUK provides a wide range of telecommunications services, marketing these services through two channels, commercial services and carrier services. GCUK provides its customers with managed voice, data and Internet Protocol (“IP”) services tailored to their specific requirements. GCUK’s commercial customer base includes over one hundred UK government departments, as well as information technology systems integrators, rail sector customers and major corporate customers. Other commercial services include pre-sales engineering and customer premise equipment (“CPE”) design, equipment procurement, provisioning and installation, and ongoing end-to-end CPE and network management and maintenance support. GCUK’s carrier customers include leading communications service providers. GCUK also provides to their carrier customers indefeasible rights to use (“IRU”) dark fiber and empty ducts.

GCUK is part of a group of companies (the “Group Companies” or the “GC Group”) owned by Global Crossing Limited (formerly GC Acquisition Ltd.), a company organized under the laws of Bermuda in 2002 (“GCL”). GCL is the successor to Global Crossing Ltd (“Old GCL”), as a result of the consummation of the transactions contemplated by the Joint Plan of Reorganization, as amended (the “Plan of Reorganization”) of Old GCL and certain of its debtor subsidiaries, pursuant to chapter 11 of title 11 of the United States Bankruptcy Code. GCUK’s immediate parent company is Global Crossing (Bidco) Limited (“GC Bidco”), an indirect wholly owned subsidiary of GCL.

On October 22, 2004, Global Crossing (UK) Finance Plc (“GC Finance”) was created as a wholly owned special purpose financing subsidiary of GCUK. This entity was formed for the sole purpose of acting as a financing company for the issuance of debt securities and other financing arrangements and has no separate operations. GCUK and GC Finance are collectively referred to as the “Company”.

Recapitalization

During the year ended December 31, 2004, the Company entered into a short term debt agreement with a subsidiary of Singapore Technologies Telemedia Pte Ltd, GCL’s 61.5% controlling parent that provided $125 million of financing (“STT Bridge Loan Facility”), which the Company could use to repay certain of its outstanding intercompany loans with these borrowings.

On December 23, 2004, in connection with a recapitalization plan completed by GCL to restructure its indebtedness, the Company was recapitalized as follows:

•	The borrowings under the STT Bridge Loan Facility were acquired by GCL, in exchange for an increase in the debt due to GCL. The STT Bridge Loan was immediately exchanged by GCL for 4.7% mandatory convertible notes of GCL.

•	The Company issued $200.0 million aggregate principal amount of 10.75% senior secured notes due 2014 (the “US Dollar Senior Secured Notes”) and £105.0 million aggregate principal amount of 11.75% senior secured notes due 2014 (collectively, the “Senior Secured Notes”) (see Note 16).

•	The Company entered into a hedging arrangement with a financial institution in respect of interest payments for the first five years on the US Dollar Senior Secured Notes to hedge against certain effects of United States dollar (“US dollar”)/pounds sterling currency fluctuations. (See Note 25.)

•	The Company repaid £191.3 million of intercompany debt. The remaining intercompany debt of £ 61.0 million was forgiven. In addition, £21.0 million of intercompany net payables were forgiven. The forgiveness of the intercompany debt and intercompany net payables is reflected as a contribution of capital.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Based on its business plan, the Company’s directors believe the Company has the liquidity needed to fund its operations for the foreseeable future.

2. Accounting Policies

Basis of preparation

The consolidated financial statements include the accounts of GCUK and its wholly owned subsidiary after elimination of intercompany accounts and transactions, and have been prepared in accordance with applicable UK accounting standards (“UK GAAP”), under the historical cost convention. In preparing the financial statements, the directors have formed a judgement that there is reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing these financial statements. A summary of the principal accounting policies is set out below, all of which have been applied consistently throughout the year and the preceding years as presented.

Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of turnover and expenses during the reporting period. Actual results could differ from those estimates. The estimates are based on historical factors, current circumstances and the experience and judgment of the Company’s management. The Company evaluates its assumptions and estimates on an ongoing basis and may employ outside experts to assist in the evaluation.

Turnover recognition

Turnover, which excludes discounts, value added tax and similar sales taxes, represents the amount receivable in respect of telecommunications services, including network and other services, long term IRU agreements, and installation services, which are accounted for on the accrual basis to match turnover with provision of service.

Network and other services. Network services are generated from the sale of transmission of voice, data, IP traffic and short term network capacity. Turnover from network services is recognized in the period the services are utilized by the customer. Other services are generated from design and deployment of CPE, maintenance and network management for commercial customers. Turnover from the provision of other services which are contracted to be performed continuously over the contract term is recognized evenly over the period of each contract. For services invoiced in advance, amounts are deferred until provision of the service. The Company assesses whether turnover should be recorded gross as principal or net as agent, based on the features of such arrangements including whether the Company holds itself out as an agent, establishes the price, provides customer remedies, performs part of the service, and assumes the credit risk.

Long term IRU agreements. Sales of network capacity and dark fiber to third parties pursuant to long term IRU agreements are accounted for as turnover and recognized at the time of delivery and acceptance where substantially all the risks and rewards have transferred to the customer. Indicators of such transfer include: the purchaser’s right of use is exclusive and irrecoverable, the asset is specific and separable, the term of the contract is for the major part of the asset’s useful economic life, the attributable costs of carrying value can be measured reliably, and no significant risks are retained by the Company. During the years ended December 31, 2002, 2003 and 2004, there were no IRU agreements meeting these turnover recognition requirements and, accordingly, turnover is recognized in a manner consistent with service contracts.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Installation service. The Company amortizes turnover related to installation services on a straight line basis over the average contracted customer relationship (typically 24 months). In situations where the contracted period is significantly longer than the average, the actual contract term is used.

Non-monetary transactions. Turnover from contracts involving the provision of capacity in exchange for receiving capacity, or other services, is not recognized on the basis that the capacity does not have a readily ascertainable market value. The Company had no non-monetary transactions in the years ended December 31, 2002, 2003 and 2004.

Cost of access

Cost of access primarily comprises usage-based voice charges paid to other carriers to originate and/or terminate switched voice traffic and charges for leased lines for dedicated facilities. Access costs are expensed as the services are received from our access providers and are determined based on the volume of access received, as measured by the Company’s network, and the access rates determined by arms length third party access provider contracts and/or tariff rates determined by the applicable regulatory authority. At the close of each reporting period, the Company records a provision for its best estimate of access costs.

Operating leases

Costs of the network relating to the acquisition of capacity under operating leases are deferred and are amortized over the lesser of the term of the lease or the estimated useful life of the capacity.

Connection costs

The Company is charged initial connection fees when taking on new Integrated Services Digital Network/Public Switch Telephone Network circuits from local loop suppliers, predominantly, although not solely, from BT Group. These circuits are purchased by the Company solely and specifically for the purposes of providing connectivity over the final leg of the connection between a customer’s premises and the Company’s network. Such initial connection costs are treated as prepaid costs within debtors, and amortized as expenses on a straight line basis over the required lifetime of material contracts or the average contracted customer relationship.

Foreign currencies

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into pounds sterling at the rates ruling at that date with any gains and losses recorded in the consolidated profit and loss accounts unless such items are hedged with a derivative instrument. Transactions denominated in foreign currencies are translated into pounds sterling at the rates ruling at the dates of the transactions with any gains or losses reflected in administrative expenses in the consolidated profit and loss accounts.

The Company’s foreign currency gains for the years ended December 31, 2002, 2003, and 2004 were £9.6 million, £5.5 million and £6.0 million, respectively.

Goodwill

Goodwill representing any excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired arising on the acquisition of businesses, is capitalized and amortized on a straight line basis over its useful economic life. The Company periodically evaluates the carrying values of its fixed assets, including goodwill, whenever events or circumstances indicate that the carrying amount of these

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

assets may not be recoverable or the estimated useful life has changed. Impairment is measured by comparing the carrying amount of a fixed asset or of an income-generating unit with the ‘recoverable amount,’ that is, the higher of its net realizable value and its ‘value in use.’ ‘Value in use’ is calculated by discounting the expected future cash flows, using a discount rate based on an estimate of the rate that the market would expect on an equally risky investment.

Tangible fixed assets

Tangible fixed assets, which includes amounts under finance leases, are stated at cost, net of depreciation and any provision for impairment. Major enhancements are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Costs recorded prior to a network segment’s completion are reflected as construction in progress, which are reclassified to network assets at the date each segment of the applicable system becomes operational.

Construction in process includes direct expenditures for construction of network systems and is stated at cost. Capitalized costs include costs incurred under the construction contract; advisory, consulting and legal fees; interest; direct internal costs and operating costs; and amortized finance costs incurred during the construction phase. Once it is probable that a network system will be constructed, costs directly identifiable with the cable system under development are capitalized. Costs relating to the evaluation of new projects incurred prior to the date the development of the network system becomes probable are expensed as incurred. The Company did not capitalize any interest in any periods presented as it did not have any significant interest costs in periods when assets were being constructed.

Depreciation is provided on all tangible fixed assets, except freehold land and construction in process, at such rates as to write off the cost less estimated residual value of each asset on a straight line basis over its expected useful life as follows:

Network assets	7 – 25 years
Fixtures and fittings, tools and equipment	3 – 7 years
Leasehold improvements	Lesser of the lease term or 10 years

When property or equipment is sold, retired or otherwise disposed of, the cost and accumulated depreciation is reversed from the accounts, with any resulting gains or losses reflected in the consolidated profit and loss accounts.

The Company periodically evaluates the recoverability of its tangible fixed assets for impairment whenever events or circumstances indicate that the carrying amount of such assets (or group of assets) may not be recoverable. An impairment loss is recognized for the difference between the carrying amount of the fixed assets being evaluated and the estimated fair value of the assets. Impairment is measured by comparing the carrying amount of a fixed asset or of an income-generating unit with the ‘recoverable amount,’ that is, the higher of its net realizable value and its ‘value in use.’ ‘Value in use’ is calculated by discounting the expected future cash flows, using a discount rate based on an estimate of the rate that the market would expect on an equally risky investment.

Provisions for doubtful accounts and credit notes

The Company provides for doubtful accounts and sales credits. Provisions for doubtful accounts are charged to administrative expenses while provisions for sales credits are charged against turnover. The adequacy of the provisions is evaluated periodically by the Company utilizing several factors including the length of time the

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

receivables are past due, changes in the customer’s credit worthiness, the customer’s payment history, the length of the customer’s relationship with the Company, the current economic climate, current industry trends and other relevant factors. Service level requirements are assessed to determine sales credit requirements where necessary. Changes in these estimates are charged or credited to the consolidated profit and loss accounts in the period of the change. If circumstances occur, such as changes in the financial viability of significant customers, an economic downturn, or changes in the Company’s ability to meet service level requirements, the estimates of the recoverability of the Company’s receivables could be reduced by a material amount.

Investment—short term deposits

The Company considers cash deposits which have maturities of greater than 24 hours to be current asset investments and, accordingly, they are reflected as short term deposits on the balance sheet and as liquid resources in the cash flow statements.

Cash at bank and in hand

The Company considers cash in banks and deposits repayable on demand to be cash at bank and in hand. Deposits repayable on demand are those that can be withdrawn at any time without notice and without penalty or have an agreed maturity of not more than 24 hours.

Pension costs

For the defined benefit elements of the Company’s pension schemes, the pension costs, which are periodically calculated by professionally qualified actuaries, are charged against the consolidated profit and loss accounts so that the expected cost of providing pensions is recognized during the period in which benefit is derived from the employees’ services. The costs of the various pension schemes may vary from the funding dependent upon actuarial advice with any difference between pension cost and funding being treated as an accrual or prepayment.

For the defined contribution elements of the Company’s pension schemes, the pension costs charged to the consolidated profit and loss accounts are the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the consolidated balance sheets.

Taxation

UK corporation tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at the balance sheet date that result in an obligation to pay more or less tax in the future. Timing differences are differences between the Company’s taxable profits and its results as stated in the consolidated financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognized in the consolidated financial statements. A net deferred tax asset is regarded as recoverable and therefore recognized only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Extinguishment of deferred income obligations

The Company enters into agreements with its customers that may result in the receipt of non-refundable cash before the relevant criteria for income recognition have been satisfied and as a result a liability is recorded as deferred income. When these agreements are terminated, for example through settlement agreements, the remaining deferred income balances are recognized as other income in operating expenses in the consolidated profit and loss accounts. Accordingly, the derecognition of these liabilities does not result in any turnover recognition by the Company. During the years ended December 31, 2002, 2003 and 2004, there was no extinguishment of deferred income obligations.

Restructuring

The Company recognizes a restructuring provision once there is a constructive obligation in respect of a past event. For severance costs, this is when the Company has raised an expectation that it will carry out the restructuring and has in place a detailed formal plan. For property lease costs, this is when the Company vacates the property. Such amounts are recognized in the consolidated profit and loss accounts utilizing an appropriate discount rate.

Leases

Tangible fixed assets held under finance leases and hire purchase contracts and the related lease obligations are recorded in the consolidated balance sheets at the fair value of the leased assets at the inception of the lease. The excess of the lease payments over the recorded lease obligations is treated as a finance charge and amortized over each lease term to give a constant rate of charge on the remaining balance of the obligations.

Rentals payable under operating leases are charged and recognized on a straight line basis over the lease term, even if the payments are not made on such a basis.

Lessor accounting

Amounts receivable under finance leases are recorded in the consolidated balance sheets at the amount of the net investment in the lease. Finance charges receivable are allocated between periods so as to produce a constant periodic rate of return on the net investment. Rental income from operating leases is recognized on a straight line basis over the lease term.

Concentration of risk

A significant portion of the Company’s turnover comes from a limited number of customers. For the years ended December 31, 2002, 2003 and 2004, 51.7%, 51.7%, and 58.5% of turnover was derived from the ten top commercial customers, respectively. These customers are made up of public and rail sector clients and commercial organizations. These represented £25.5 million (56%) and £27.0 million (60.8%) of debtors at December 31, 2003 and 2004, respectively.

During the year ended December 31, 2004 two customers were each responsible for turnover that exceeded 10% of total turnover, accounting for £31.3 million, or 11.6%, and £29.1 million, or 10.8%, respectively. The trade debtor balances for these two customers comprised £9.4 million, or 21.2%, of the consolidated trade debtors balance at December 31, 2004. During the year ended December 31, 2003 one customer accounted for £29.9 million or 10.4% of turnover. The trade debtor balance for this customer comprised £7.7 million, or 16.8%, of the debtors balance at December 31, 2003. During the year ended December 31, 2002, no individual customer accounted for more than 10% of turnover.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The Company relies on a limited number of third parties for the timely supply of equipment and services relating to its network infrastructure. If these suppliers experience interruptions or other problems delivering these network components on a timely basis, operating results could suffer. In certain instances the Company relies on a single supplier that has proprietary technology which has become core to the Company’s infrastructure and business. If it becomes necessary to seek alternative suppliers, the Company may be unable to obtain satisfactory replacement suppliers on economically attractive terms, on a timely basis or at all.

Share-based compensation

The Company records share-based compensation expense for awards it grants to its employees in its own shares and does not record compensation when granted by its parent company. If applicable, the Company records share-based compensation expense for the excess of the market value of the option on the date of grant over the option price. The Company did not grant any share-based compensation in its own shares during the years ended December 31, 2002, 2003 and 2004.

Decommissioning provision

The Company records a provision for the estimated costs of decommissioning the Company’s equipment installed at third party premises on expiry of a long-term contract at the time turnover is recognized on the related sale.

Dilapidation provision

At the inception of each lease, the Company records a provision for the estimated costs required to return leased properties to their original state in accordance with the respective third party lease agreements. The provision is based on the estimated present value of the obligation utilizing an appropriate discount rate.

Derivative instruments

Derivative instruments are recorded at historical cost amounts, with fair values shown as a disclosure item. The Company does not record the notional amounts of derivative instruments on the consolidated balance sheets. Interest payable or receivable under interest rate and cross currency interest rate swaps is recorded on an accruals basis at the contracted rate and recorded in interest payable in the consolidated profit and loss accounts. Cross currency interest rate swaps are used to hedge the interest payments on foreign currency denominated debt.

Fair value of financial instruments

The Company does not enter into financial instruments for trading or speculative purposes. The carrying amounts of financial instruments classified as current assets and liabilities approximate their fair value due to their short maturities. The fair values of non-current financial instruments are based on market quotes, current interest rates or management estimates as appropriate.

Reclassifications

Certain reclassifications and additional disclosures have been made to prior-year financial statements to conform to the current year presentation.

International Financial Reporting Standards

The Company has initiated a project to manage the transition from UK GAAP to International Financial Reporting Standards (“IFRS”) and has begun the process of (i) interpreting the accounting standards that will

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

apply from 2005 reporting onwards, (ii) setting its future accounting policies in accordance with IFRS, and (iii) identifying the detailed accounting and disclosure requirements that may necessitate changes to the financial information systems. As this project is still ongoing, the Company is not in a position to quantify the full effect of the differences between IFRS and UK GAAP on the Company’s results of operations or financial position.

3. Turnover

	Year ended December 31,
	2002	2003	2004
	(in thousands)
Provision of telecommunication services	£257,924	£283,880	£262,731
Long term IRU agreements	4,355	4,140	7,158

Total turnover	£262,279	£288,020	£269,889

The Company operates as one business segment with turnover derived from two types of third party customers, commercial customers and carrier customers located in the UK, and from Group Companies. The commercial customers are made up of public sector clients, rail industry and other commercial organizations. The carrier customers are mobile and fixed line operators with capacity requirements in the UK. The Company services these customers with assets and personnel located in the UK.

The following represents a summary of turnover by type of customer:

	Year ended December 31,
	2002	2003	2004
	(in thousands)
Commercial	£215,894	£235,757	£235,301
Carrier	44,530	50,948	33,984

	260,424	286,705	269,285
Group Companies	1,855	1,315	604

Total turnover	£262,279	£288,020	£269,889

4. Cost of sales, gross profit and other operating expenses

	Cost of sales	Gross profit	Distribution costs	Administrative expenses	Operating profit/(loss)
	(in thousands)
Year ended December 31, 2002
Continuing operations	£(219,835)	£42,444	£(12,276)	£(73,195)	£(43,027)
Discontinued operations	—	—	—	(1,336)	(1,336)

Total	£(219,835)	£42,444	£(12,276)	£(74,531)	£(44,363)

Year ended December 31, 2003
Continuing operations	£(199,124)	£88,896	£(9,647)	£(54,424)	£24,825

Year ended December 31, 2004
Continuing operations	£(177,283)	£92,606	£(10,128)	£(36,973)	£45,505

Discontinued operations comprise the Company’s cellular operations, which were not consistent with the Company’s strategic objectives. The trade and assets associated with this business were sold to a third party in January 2002.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

5. Profit/(loss) on ordinary activities before taxation

	Year ended December 31,
	2002	2003	2004
	(in thousands)
Profit/(loss) on ordinary activities has been arrived at after charging/ (crediting):
Auditors’ remuneration and expenses:	£151	£118	£162
Depreciation of tangible fixed assets (Note 12):
—owned assets	33,082	35,073	33,603
—leased assets	3,455	758	830
Payments under operating leases:
—hire of plant and machinery	22,579	21,155	22,878
—other operating leases	7,749	8,413	8,425
Receipts under operating lease sublets	(825)	(813)	(826)
Loss on disposal of discontinued operations	1,336	—	—
Loss on disposal of assets	7,585	—	6
Exceptional cost—redundancy costs (Note 18)	7,471	594	737
Exceptional cost—facility closings (Note 18)	14,174	2,096	—
Exceptional gain—release of restructuring provision (Note 18)	—	(1,450)	(1,112)
Exceptional gain—rates rebate arising from reduction in agreed rateable value	(7,452)	(3,260)	(2,114)

Arthur Andersen resigned as the Company’s auditor effective July 31, 2002 and was replaced by Deloitte & Touche. Deloitte & Touche converted to LLP status on August 1, 2003. The figures above for Deloitte & Touche LLP cover both Deloitte & Touche and Deloitte & Touche LLP. Deloitte & Touche LLP resigned as the Company’s auditor effective December 14, 2004, and was replaced by Ernst & Young LLP.

6. Finance charges, net

	Year ended December 31,
	2002	2003	2004
	(in thousands)
Interest payable and similar charges
Finance charges on hire purchase contracts and finance leases	£(3,991)	£(3,417)	£(1,391)
Unwinding of discount on provisions and other long-term liabilities	—	(1,676)	(1,428)
Interest payable on STT Bridge Loan Facility	—	—	(3,023)
Interest payable on Senior Secured Notes	—	—	(598)
Amortization of deferred finance charges	—	—	(26)
Interest payable on bank loans and overdrafts	—	(3)	(6)
Other interest payable	(108)	(377)	(22)

	(4,099)	(5,473)	(6,494)

Interest receivable and similar income
Finance lease interest receivable	1,010	683	497
Interest receivable on cash and investments	1,683	1,037	1,210

	2,693	1,720	1,707

Finance charges, net	£(1,406)	£(3,753)	£(4,787)

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

7. Pension schemes

The Company’s employees participate in two occupational pension schemes, the Global Crossing Pension Scheme (the “Global Scheme”) and the Global Crossing Shared Cost Section of the Railways Pension Scheme (the “Railways Scheme”). The assets of these schemes are held separately from those of the Company in independently administered trusts. Contributions to the schemes in respect of the Company’s defined benefit obligations are charged to the consolidated profit and loss accounts so as to spread the cost of pensions over employees’ working lives with the Company. Pension costs for the years ended December 31, 2002, 2003 and 2004 were £2.1 million, £1.7 million and £1.7 million, respectively.

The Global Crossing Pension Scheme

The Global Scheme is an occupational pension scheme with two sections. The defined contribution section is used to provide ongoing pension benefits for its employees. The defined benefit section provides for each employee who was a member of a Racal pension scheme at May 24, 2000, a benefit that represents the additional pension arising from pay increases over and above the statutory revaluation that is applied to the benefits earned in the relevant Racal scheme prior to that date. No further defined benefit entitlements are accruing.

The Company’s pension obligations are assessed by a qualified actuary on the basis of triennial valuations. The most recent formal valuation of the Global Scheme at March 31, 2004 has been completed using the projected unit credit funding method. Calculations have been carried out by a qualified actuary for the purposes of estimating the Company’s pension charge for the year and the Global Scheme’s liabilities at December 31, 2004. The assumptions which have the most significant effects on the results of the valuation are those relating the discount rate to the rates of increase to salaries and pensions. It was assumed that investment returns would be at 4.75% per annum, that salary inflation would average 3.75% per annum and that present and future pensions that are guaranteed to increase in line with limited price indexation would increase at the rate of 2.75% per annum.

This valuation of the Global Crossing Pension Scheme shows that, for the Defined Benefit Section, the market value of the scheme’s assets was £3.1 million and this represented 48% of the benefits that had accrued to members after allowing for expected future increases in earnings (assuming the Scheme remains a going concern). The Company has increased its contributions to £320,000 per annum (payable monthly).

The employer made annual contributions to the defined benefit section of £0.3 million, £0.2 million and £0.2 million for the years ended December 31, 2002, 2003 and 2004, respectively.

The Global Scheme also provides defined contribution benefits and the cost for the years ended December 31, 2002, 2003 and 2004 was £1.9 million, £1.4 million and £1.4 million, respectively.

The Global Crossing Shared Cost Section of the Railways Pension Scheme

The Company’s pension obligations are assessed by a qualified actuary on the basis of triennial valuations. The last full valuation of the Railways Scheme was carried out at December 31, 2001, using the projected unit method. This valuation was updated to December 31, 2004. A full actuarial valuation at December 31, 2004 is currently in progress and will be available by December 31, 2005.

The assumptions that have the most significant effects on the results of the valuation are those relating the rate of return on investments to the rates of increase to salaries and pensions. It was assumed that investment returns would be at 5.68% per annum and 6.30% per annum for existing assets and new investments respectively, that salary inflation would average 4.0% per annum and that present and future pensions that are guaranteed to increase in line with limited price indexation would increase at the rate of 2.5% per annum.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The most recent actuarial valuation of the Railways Scheme shows that the market value of the scheme’s assets was £26.9 million and that the actuarial value of those assets represented 114% of the benefits that had accrued to members after allowing for expected future increases in earnings. The contributions of the Group Companies and employees remain at 7.5% and 5% of earnings respectively.

The employer contribution rate to the scheme for the year ended December 31, 2004 was 7.5% of pensionable salary benefits. The costs of the scheme are paid 60% by the Company and 40% by the employees. The sharing of the cost in this manner has been recognized when determining the net pension asset (i.e. a surplus attributable to employees has been identified) and the employer’s current service cost, the expected return on the plan assets and interest on pension liabilities (these items are derived by taking 60% of the full charge).

The employer made annual contributions to the defined benefit section of £0.4 million, £0.1 million and £0.1 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Both Pension Schemes

The total defined benefit cost was £0.2 million, £0.3 million and £0.2 million for the years ended December 31, 2002, 2003 and 2004, respectively. This included £0.1 million, £0.1 million and £0.1 million in respect of the amortization of surpluses/deficits that are being recognized over 10 years and 13 years (the average remaining service life of employees in the Global Scheme and Railways Scheme, respectively).

A total prepayment of £2.4 million (representing a provision of £0.7 million for the Global Scheme and a prepayment of £3.1 million for the Railways Scheme) in compliance with the reporting requirements of Statement of Standard Accounting Practice (“SSAP”) 24, “Accounting for Pension Costs,” is included under ‘Debtors: amounts receivable in more than one year’ in the consolidated balance sheet at December 31, 2004. At December 31, 2003, a total prepayment of £1.8 million is included under ‘Debtors: amounts receivable in more than one year’ in the consolidated balance sheets.

SSAP 24 disclosures

The figures included in the accounts in respect of the group pension scheme are based on an actuarial valuation carried out at March 31, 2004 for the Global Scheme and December 31, 2001 for the Railways Scheme. The valuation for the Railways Scheme does not take into account any impact of the fall in general stock market values since December 31, 2001. Any such impact will be reflected once FRS 17 is adopted, which is expected to be prior to the results of the next triennial valuations (at April 1, 2007 and December 31, 2004, respectively) being incorporated. The December 31, 2004 valuation for the Railway Scheme is underway and is expected to be incorporated during the year ended December 31, 2005.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

FRS 17 disclosures

In accordance with the transitional arrangements for the implementation of FRS 17, the following closing consolidated balance sheet information is given for each defined benefit scheme. The data provided as follows is based on a review conducted by a qualified independent actuary at December 31, 2002, 2003 and 2004 respectively:

	GC Shared Cost Section, Railways Pension Scheme			The Global Crossing Pension Scheme
	December 31,			December 31,
	2002	2003	2004	2002	2003	2004
Assumptions
Rate of increase in salaries (including merit/promotion)	4.00%	4.50%	3.75%	4.00%	4.50%	3.75%
Rate of increase of pensions in payment	2.00%	2.50%	2.75%	2.00%	2.50%	2.75%
Discount rate	5.50%	5.50%	5.25%	5.50%	5.50%	5.25%
Inflation assumption	2.00%	2.50%	2.75%	2.00%	2.50%	2.75%
Long-term expected rate of return
Fixed Interest Bonds	4.50%	4.75%	4.50%	4.50%	4.75%	4.50%
Equities	8.00%	8.25%	8.00%	8.00%	8.25%	8.00%
Other	8.00%	8.25%	8.00%	N/A	4.50%	4.25%

Average	7.70%	7.70%	7.30%	5.80%	6.10%	6.00%

	GC Shared Cost Section, Railways Pension Scheme			The Global Crossing Pension Scheme			Total
	December 31,			December 31,			December 31,
	2002	2003	2004	2002	2003	2004	2002	2003	2004
	(in thousands)
Balance Sheet
Fixed Interest Bonds	£2,003	£3,980	£2,530	£1,806	£1,250	£1,420	£3,809	£5,230	£3,950
Equities	15,644	17,670	19,540	1,013	1,050	1,470	16,657	18,720	21,010
Property	2,754	1,750	2,420	—	—	—	2,754	1,750	2,420
Other	—	—	1,290	—	400	440	—	400	1,730

Total market value of assets	20,401	23,400	25,780	2,819	2,700	3,330	23,220	26,100	29,110
Present value of scheme liability	(19,544)	(22,110)	(25,820)	(6,257)	(4,980)	(5,800)	(25,801)	(27,090)	(31,620)

Surplus/(deficit) in the scheme	857	1,290	(40)	(3,438)	(2,280)	(2,470)	(2,581)	(990)	(2,510)
Unrecoverable surplus	—	—	—	—	—	—	—	—	—
Surplus attributable to employees	(343)	(510)	16	—	—	—	(343)	(510)	16

Surplus/(deficit)	£514	£780	£(24)	£(3,438)	£(2,280)	£(2,470)	£(2,924)	£(1,500)	£(2,494)

Analysis of the amount that would be charged to operating profit
Employer’s current service cost	£223	£250	£290	£210	£100	£110	£433	£350	£400

Analysis of the amount that would be credited to other finance income/(charged to other finance cost)
Expected return on pension plan assets	£1,213	£910	£1,070	£389	£160	£170	£1,602	£1,070	£1,240
Interest on pension liabilities	(782)	(630)	(740)	(462)	(340)	(280)	(1,244)	(970)	(1,020)

Net return	£431	£280	£330	£(73)	£(180)	£(110)	£358	£100	£220

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

	GC Shared Cost Section, Railways Pension Scheme			The Global Crossing Pension Scheme			Total
	December 31,			December 31,			December 31,
	2002	2003	2004	2002	2003	2004	2002	2003	2004
	(in thousands)
Analysis of amount that would be recognized in consolidated Statements of Total Recognized Gains and Losses
Actual return less expected return on plan assets	£(5,924)	£3,400	£1,710	£274	£(260)	£330	£(5,650)	£3,140	£2,040
Experience gains/(losses) arising on plan liabilities	2,596	—	—	(583)	1,950	(850)	2,013	1,950	(850)
Changes in assumptions underlying the plan liabilities	—	(3,137)	(3,200)	(348)	(472)	280	(348)	(3,609)	(2,920)
Increase in unrecoverable surplus	—	—	—	—	—	—	—	—	—
Increase in surplus attributable to employees	1,104	(167)	526	—	—	—	1,104	(167)	526

Actuarial loss recognized in consolidated Statement of Total Recognized Gains and Losses	£(2,224)	£96	£(964)	£(657)	£1,218	£240	£(2,881)	£1,314	£(1,204)

Reconciliation of surplus/(deficit)
Surplus/(deficit) in plan at beginning of the year	£2,162	£514	£780	£(2,750)	£(3,438)	£(2,280)	£(588)	£(2,924)	£(1,500)
Employer’s current service cost	(223)	(250)	(290)	(210)	(100)	(110)	(433)	(350)	(400)
Employer’s contributions	368	140	120	252	220	270	620	360	390
Other finance income/(cost)	431	280	330	(73)	(180)	(110)	358	100	220
Actuarial gain/(loss)	(2,224)	96	(964)	(657)	1,218	(240)	(2,881)	1,314	(1,204)

Surplus/(deficit) in plan at end of the year	£514	£780	£(24)	£(3,438)	£(2,280)	£(2,470)	£(2,924)	£(1,500)	£(2,494)

History of experience of gains and losses
Actual return less expected return on plan assets amount	£(5,924)	£3,400	£1,710	£274	£(260)	£330	£(5,650)	£3,140	£2,040
Percentage of plan assets	(29)%	15%	7%	10%	(10)%	10%	24%	12%	7%
Experience gains/(losses) on plan liabilities amount	£2,596	£—	£—	£(583)	£1,950	£(850)	£2,013	£1,950	£(850)
Percentage of the present value of plan liabilities	13%	—%	—%	(9)%	39%	(15)%	8%	7%	(3)%
Total loss recognized in consolidated Statement of Total Recognized Gains and Losses amount	£(2,224)	£96	£(964)	£(657)	£1,218	£(240)	£(2,881)	£1,314	£(1,204)
Percentage of the present value of plan liabilities	(11)%	—%	(4)%	(11)%	25%	(4)%	(11)%	5%	(4)%

Had FRS 17 been fully adopted, the reserves and net asset position would have been as follows:

	December 31,
	2002	2003	2004
	(in thousands)
Equity shareholder’s deficit	£(467,416)	£(308,845)	£(159,167)
Less: pension fund asset under SSAP 24	(1,700)	(1,795)	(2,385)
Add: pension fund liability under FRS 17	(2,924)	(1,500)	(2,494)

Revised equity shareholder’s deficit	£(472,040)	£(312,140)	£(164,046)

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

8. Tax on profit/(loss) on ordinary activities

Reconciliation of tax charge

The tax differs from the standard rate of corporation tax in the UK of 30%. The differences are explained as follows:

	Year ended December 31,
	2002	2003	2004
	(in thousands)
Profit/(loss) on ordinary activities before taxation	£(45,769)	£21,072	£40,718

Tax on profit/(loss) at 30%	(13,731)	6,322	12,215

Factors affecting tax charge for the year:
Expenses not deductible for tax purposes	756	1,098	685
Taxable amounts credited to reserves	—	6,080	—
Deficit of tax allowances over book depreciation	(14,301)	(8,658)	(5,630)
Other timing differences	5,873	1,225	(14,479)
Unrecognized tax losses carried forward	8,805	—	7,209
Current year loss surrendered as group relief	12,598	—	—
Utilization of group relief	—	(281)	—
Utilization of losses brought forward	—	(5,786)	—

Current tax for the year	—	—	—
Deferred tax for the year	—	—	(5,064)

Total tax for the year	£—	£—	£(5,064)

There was no current taxation charge recorded during the years ended December 31, 2002, 2003, and 2004.

There was no deferred tax charge or credit in the years ended December 31, 2002 and 2003 as there was no deferred tax asset or liability recognized in these years. However, at the end of each of these years there was a significant deferred tax asset, which has been principally generated by the Company’s losses to date. This deferred tax asset was not recognized due to the uncertainty surrounding its crystallization. In the year ended December 31, 2004, the Company recognized a £5.1 million deferred tax asset, and corresponding deferred tax benefit, due to sufficient positive evidence of the future realization of those assets.

Net deferred tax assets and liabilities are as follows:

	December 31,
	2003	2004
	(in thousands)
Accelerated capital allowances	£10,389	£3,713
Other timing differences	19,408	430
Tax losses available	53,801	77,313

	83,598	81,456
Deferred tax assets – not provided	(83,598)	(76,392)

	£—	£5,064

The Company’s tax loss carryforward was £179.3 million and £258.0 million at December 31, 2003 and 2004, respectively.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

9. Reconciliation of operating profit to operating cash flows

	Year ended December 31,
	2002	2003	2004
	(in thousands)
Operating profit/(loss)	£(44,363)	£24,825	£45,505
Loss on disposal of assets	7,585	—	6
Depreciation	36,537	35,831	34,433
Working capital:
Decrease/(increase) in debtors	4,159	(5,404)	38,744
Increase in pension funding	(460)	(95)	(590)
Increase/(decrease) in creditors	54,272	8,915	(54,989)
Increase/(decrease) in provisions	12,685	(2,282)	(4,197)

Net cash inflow from operating activities	£70,415	£61,790	£58,912

Analysis of cash flows
Return on investments and servicing of finance:
Interest received	£1,683	£1,037	£1,317
Interest element of finance lease receivables	1,010	683	355
Interest paid	(108)	(380)	(3,028)
Interest element of finance lease obligations	(3,991)	(3,417)	(3,662)

Total return on investments and servicing of finance	£(1,406)	£(2,077)	£(5,018)

Capital expenditure:
Payments to acquire tangible fixed assets	£(57,589)	£(28,239)	£(7,811)
Receipts from sales of tangible fixed assets	2,530	—	—

Total capital expenditure	£(55,059)	£(28,239)	£(7,811)

Management of liquid resources:
Change in short term deposits	£(37,000)	£2,000	£14,273

Financing:
Repayments of loans provided by group companies	£—	£(19,403)	£(334,147)
Loans provided by group companies	27,138	100	160
STT Bridge Loan Facility	—	—	68,570
Senior Secured Notes	—	—	196,095
Repayment of capital lease obligations	(6,976)	(7,789)	(7,704)
Receipt from capital leases	4,222	4,456	1,733

Total financing	£24,384	£(22,636)	£(75,293)

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

10. Analysis of changes in net debt

	Cash	Loans due to Group Companies	Finance leases	STT Bridge Loan Facility	Senior Secured Notes	Short term deposits	Total
	(in thousands)
At January 1, 2002	£3,231	£(444,778)	£(52,180)	£—	£—	£—	£(493,727)
Cash flows	1,334	(27,138)	6,976	—	—	37,000	18,172
Other changes	—	5,707	(1,306)	—	—	—	4,401

At December 31, 2002	4,565	(466,209)	(46,510)	—	—	37,000	(471,154)
Cash flows	10,838	19,303	7,789	—	—	(2,000)	35,930
Other changes	—	117,972	(4,212)	—	—	—	113,760

At December 31, 2003	15,403	(328,934)	(42,933)	—	—	35,000	(321,464)
Cash flows	(14,937)	333,987	7,704	(68,570)	(196,095)	(14,273)	47,816
Other changes	—	(5,053)	(4,386)	68,570	760	—	59,891

At December 31, 2004	£466	£—	£(39,615)	£—	£(195,335)	£20,727	£(213,757)

11. Goodwill

Goodwill comprised the following at December 31, 2002, 2003 and 2004:

Goodwill
(in thousands)
Cost	£28,535
Depreciation and impairment	(28,535)

Net book value	£—

A review undertaken by the directors showed that the Company’s assets at December 31, 2000 were impaired. In accordance with the provisions of FRS 11, “Impairment of Fixed Assets and Goodwill” (“FRS 11”), the impairment charge was allocated first against goodwill, with the remainder being recorded as an impairment of tangible fixed assets. The net book value of goodwill was reduced to £nil in the 2000 financial statements, causing an exceptional expense within administrative expenses. The impairment review in relation to the 2002, 2003 and 2004 financial statements confirmed that the carrying value of goodwill remains £nil.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

12. Tangible fixed assets

	Leasehold improvements	Fixtures and fittings, tools and equipment	Network assets	Total
	(in thousands)
Cost
At January 1, 2004	£15,644	£34,401	£680,867	£730,912
Reclassifications	306	(315)	9	—
Additions	358	1,615	32,980	34,953
Disposals	—	(48)	—	(48)

At December 31, 2004	£16,308	£35,653	£713,856	£765,817

Depreciation
At January 1, 2004	£(10,875)	£(31,304)	£(502,752)	£(544,931)
Charge for the year	(664)	(681)	(33,088)	(34,433)
Disposals	—	24	—	24

At December 31, 2004	£(11,539)	£(31,961)	£(535,840)	£(579,340)

Net book value
At December 31, 2004	£4,769	£3,692	£178,016	£186,477

At December 31, 2003	£4,769	£3,097	£178,115	£185,981

The Company’s network assets include finance leases, operating leases and construction in process. At December 31, 2003 and 2004, the net book value of assets held under finance leases and hire purchase contracts was £6.5 million and £11.8 million, respectively. The Company subleased certain of these assets and received rental payments of £5.2 million, £5.1 million and £2.2 million in the years ended December 31, 2002, 2003 and 2004, respectively. The cost and accumulated depreciation of assets held to lease out under operating leases at December 31, 2003 and 2004 was £1.1 million giving a net book value of £nil. The cost and net book value of construction in progress (which is not depreciated) at December 31, 2003 and 2004 was £8.8 million and £5.4 million, respectively.

Impairment of tangible assets

During the year ended December 31, 2001, the Company recorded a £66.4 million impairment charge in accordance with FRS 11. This impairment review was updated in 2002, 2003 and 2004, and the directors believe no additional asset impairment charge is required for any of these years. In reaching this assessment, the directors have followed the provisions of FRS 11 and have considered the forecasted cash flows of the business.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

13. Debtors

	December 31,
	2003	2004
	(in thousands)
Amounts receivable in less than one year:
Trade debtors (billed)	£45,894	£44,371
Provisions	(5,887)	(4,038)

Trade debtors, net	40,007	40,333
Amounts receivable from Group Companies (Note 22)	42,972	3,802
Other debtors	10,822	1,095
Prepayments	13,060	15,615
Accrued income	5,896	3,754
Amounts receivable under finance leases	1,832	539
Value added tax	278	—

	114,867	65,138

Amounts receivable in more than one year:
Prepayments and accrued income	6,226	5,684
Amounts receivable under finance leases	4,231	3,744
Trade debtors	1,593	1,545
Deferred tax asset (Note 8)	—	5,064
SSAP 24 pension prepayment (Note 7)	1,795	2,385

	13,845	18,422

Total amounts due	£128,712	£83,560

Trade debtors are stated net of provisions for doubtful accounts and credit notes. The movement in the provisions is as follows:

	Year ended December 31,
	2002	2003	2004
	(in thousands)
Balance at beginning of year	£16,008	£11,301	£5,887
Charged to profit/(loss) during the year	15,377	8,194	3,822
Utilised during the year	(20,084)	(13,608)	(5,671)

Balance at end of year	£11,301	£5,887	£4,038

14. Creditors: amounts falling due within one year

	December 31,
	2003	2004
	(in thousands)
Trade creditors	£35,120	£30,836
Amounts owed to Group Companies (Note 22)	395,927	5,743
Other creditors	1,074	3,115
Obligations under finance leases and hire purchase contracts (Note 15)	7,850	6,709
Other taxes and social security costs	728	758
Accruals	25,064	16,570
Deferred income	26,182	30,230

	£491,945	£93,961

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

15. Creditors: amounts falling due after more than one year

	December 31,
	2003	2004
	(in thousands)
Obligations under finance leases and hire purchase contracts	£35,083	£32,906
Senior Secured Notes (Note 16)	—	195,335
Other creditors	1,303	1,564
Deferred income	129,053	114,154

	£165,439	£343,959

Obligations under finance leases and hire purchase contracts:
Falling due within one year	£7,850	£6,709
Falling due between two and five years	18,533	21,390
Falling due after five years	16,550	11,516

	£42,933	£39,615

Obligations under finance leases and hire purchase contracts are secured against hybrid transmitter networks and bear finance charges at rates ranging from 8.4% to 11.7% per annum.

16. Debt

Senior Secured Notes consists of the following:

	December 31,
	2003	2004
	(in thousands)
10.75% US Dollar Senior Secured Notes, due 2014, net of unamortized discount of £1.5 million and deferred financing costs of £5.2 million	—	£97,092
11.75% Pound Senior Secured Notes, due 2014, net of unamortized discount of £1.5 million and deferred financing costs of £5.3 million	—	98,243

	—	£195,335

Senior Secured Notes

As discussed in Note 1, on December 23, 2004, GC Finance issued $200.0 million in aggregate principal amount of 10.75% United States denominated senior secured notes (the “US Dollar Senior Secured Notes”) and £105.0 million in aggregate principal amount of 11.75% Pound sterling senior secured notes (collectively, the “Senior Secured Notes”). The Senior Secured Notes were issued at a discount of approximately £3.1 million. The Senior Secured Notes mature on the tenth anniversary of their issuance with interest due and payable each June 15 and December 15. The discount and the fees associated with the issuance of the Senior Secured Notes are amortized over the term of the notes on the effective interest rate method.

The Senior Secured Notes are senior obligations of GC Finance and rank equal in right of payment with all of its future debt. GCUK has guaranteed the Senior Secured Notes as a senior obligation ranking equal in right of payment with all of its existing and future senior debt. The Senior Secured Notes are secured by certain assets of the Company, including the capital stock of GC Finance.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

GC Finance may redeem the Senior Secured Notes in whole or in part, at any time on or after December 15, 2009, at redemption prices decreasing from 105.375% (for the US Dollar Senior Secured Notes) or 105.875% (for the pounds sterling denominated notes) in 2009 to 100% of the principal amount in 2012 and thereafter. At any time before December 15, 2009, GC Finance may redeem either or both series of notes, in whole or in part, by paying a “make-whole” premium, calculated in accordance with the Senior Secured Notes indenture. GC Finance may also redeem up to 35% of the principal amount of either series of notes before December 15, 2007 using the proceeds of certain equity offerings. GC Finance may also redeem either or both series of notes, in whole but not in part, upon certain changes in tax laws and regulations.

The Senior Secured Notes were issued under an indenture, which includes covenants and events of default that are customary for high-yield senior note issuances. The indenture governing the Senior Secured Notes limits the Company’s ability to, among other things: (i) incur or guarantee additional indebtedness, (ii) pay dividends or make other distributions to repurchase or redeem its stock; (iii) make investments or other restricted payments, (iv) create liens; (v) enter into certain transactions with affiliates (vi) enter into agreements that restrict the ability of its material subsidiaries to pay dividends; and (vii) consolidate, merge or sell all or substantially all of its assets.

A loan or dividend payment by the Company to GCL or other Group Companies is a restricted payment under the indenture governing the Senior Secured Notes. The indenture permits certain restricted payments including, subject to certain restrictions, upstreaming at least 50% of the Company’s operating cash flow as defined in the indenture.

Retired STT Bridge Loan Facility

On May 18, 2004, the Company entered into an agreement with a subsidiary of Singapore Technologies Telemedia Pte Ltd (“ST Telemedia”), GCL’s controlling shareholder, to provide it with up to $100.0 million in financing under a senior secured loan facility (the “STT Bridge Loan Facility”). This agreement was amended on November 2, 2004 to increase the availability thereunder to $125 million. The entire $125.0 million under the STT Bridge Loan Facility was borrowed as of November 5, 2004. The Facility was initially scheduled to mature on December 31, 2004 and initially bore interest at a rate equal to one-month London interbank offered rate (“LIBOR”) plus 9.9%. Every 90 days after May 18, 2004 closing, the spread over LIBOR increased by 0.5%. In addition, the Company was required to pay a fee of 1.0% per annum on any undrawn portion of the STT Bridge Loan Facility. On December 23, 2004, the Facility was terminated as part of the debt restructuring discussed in Note 1.

17. Provisions for liabilities and charges

	Decommissioning costs	Dilapidations	Facility closings (Note 18)	Total
	(in thousands)
At January 1, 2004	£146	£2,579	£13,836	£16,561
Amounts credited to the profit and loss account	—	(167)	(1,112)	(1,279)
Adjustments arising from unwinding of discount	—	153	1,208	1,361
Adjustments arising from changes in discount rate	—	67	—	67
Utilized in the year	(146)	(248)	(3,835)	(4,229)

At December 31, 2004	£—	£2,384	£10,097	£12,481

The provision for decommissioning represented the estimated costs of decommissioning the Company’s equipment installed at third party premises on the expiration of a long-term contract. The Company fully utilized this provision during the year ended December 31, 2004.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The dilapidation provision is the estimated costs required to return leased properties to their original state in accordance with the respective third party lease agreements based on the estimated present value of the obligation utilizing an appropriate discount rate. The Company has entered into various property leases that primarily expire between 1 year and 115 years from the balance sheet date.

18. Restructuring costs

As a result of the slowdown in the telecommunications industry, the Company’s Board of Directors approved a restructuring plan which resulted in the elimination of approximately 338, 285, 11, and 33 positions during the years ended December 31, 2001, 2002, 2003 and 2004, respectively, across the Company’s business functions and job classes.

In 2002, as part of the plan, the Company implemented a significant consolidation of offices and other real estate facilities. As a result of these initiatives, the Company vacated approximately 129,000, and 11,000 square feet of space during the years ended December 31, 2002 and 2003 and recorded provisions for continuing building lease obligations and estimated broker commissions, offset by anticipated third party sublease payments. Also, during 2003 the Company reassessed the adequacy of the restructuring provision and determined the restructuring provision had to be increased due to the weak market for subletting the space.

The table below details the movements in the restructuring reserve for the years ended December 31, 2001, 2002, 2003 and 2004:

	Employee Redundancies	Facility Closings	Total
	(in thousands)
Balance at January 1, 2001	£—	£—	£—
Charges to the profit and loss accounts	6,657	—	6,657
Utilized in the year	(6,409)	—	(6,409)

Balance at December 31, 2001	248	—	248
Charges to the profit and loss accounts	7,471	14,174	21,645
Utilized in the year	(6,129)	—	(6,129)

Balance at December 31, 2002	1,590	14,174	15,764
Charges to the profit and loss accounts	594	2,096	2,690
Provision release	(1,450)	—	(1,450)
Adjustment arising from unwinding of discount	—	1,338	1,338
Adjustment arising from change in discount rate	—	417	417
Utilized in the year	(734)	(4,189)	(4,923)

Balance at December 31, 2003	—	13,836	13,836

Charges to the profit and loss accounts	737	—	737
Provision release	—	(1,112)	(1,112)
Adjustment from unwinding of discount	—	1,208	1,208
Utilized in the year	(462)	(3,835)	(4,297)

Balance at December 31, 2004	£275	£10,097	£10,372

Employee redundancy payments are expected to be made in 2005. The remaining facilities closing payments are expected to be made over the life of the associated lease agreements which terminate between the years 2010 and 2021.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

19. Called-up share capital

	December 31,
	2003	2004
	(in thousands)
Authorized
2,000,000 ordinary shares of £1 each	£2,000	£2,000

Called-up, allotted and fully paid
100,000 and 101,000 ordinary shares of £1 each at December 31, 2003 and 2004, respectively	£100	£101

Effective December 31, 2004, the Company purchased £21.9 million of assets from GC Bidco, in exchange for 1,000 shares of the Company’s £1 par value ordinary shares. GC Bidco purchased these assets from other Group Companies for £21.9 million which represented the net book value of the assets on the date of acquisition.

20. Movement on profit and loss account

	Year ended December 31,
	2002	2003	2004
	(in thousands)
Retained loss at beginning of year	£(421,747)	£(467,516)	£(308,945)
Profit/(loss) for the year	(45,769)	21,072	45,782
Capital contribution (Note 22)	—	137,499	82,000

Retained loss at end of year	£(467,516)	£(308,945)	£(181,163)

21. Reconciliation of movements in equity shareholder’s deficit

	Year ended December 31,
	2002	2003	2004
	(in thousands)
Opening equity shareholder’s deficit	£(421,647)	£(467,416)	£(308,845)
Profit/(loss) for the year	(45,769)	21,072	45,782
Issuance of shares (Note 19)	—	—	21,896
Capital contribution (Note 22)	—	137,499	82,000

Closing equity shareholder’s deficit	£(467,416)	£(308,845)	£(159,167)

22. Related parties

Transactions with Group Companies

The Company has a number of operating and financial relationships with GCL and other Group Companies. For example, the Company benefits from a broad range of corporate functions conducted by the GC Group, including senior management activities, human resources, corporate development and other functions and services. In addition, the Company has historically assisted the GC Group in terminating voice traffic within the UK while the GC Group assists the Company with terminating international voice traffic. In addition, the Company shares certain portions of its network with the GC Group, as well as certain personnel who may have functional responsibilities for both its business and GC Group’s European and global businesses. The Company also shares tax losses accrued by it and some of its affiliates with other UK entities of the GC Group (the “UK Group”).

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

These functions and services are performed by various members of the GC Group and the costs are allocated using various methods. Prior to 2004, the resulting related party debtor and creditor balances were generally not settled in cash between the Group Companies; rather the balances fluctuated as a result of these various transactions. During the years ended December 31, 2003 and 2004 a net of £21.9 million and £21.0 million, respectively, of these creditor balances were forgiven as described below.

The costs of these functions and services have historically been allocated on a basis that the GC Group believes is a reasonable reflection of the utilization of each service provided to, or the benefit received by, each of the Group Companies. The allocated costs, while reasonable, may not necessarily be indicative of the costs that would have been incurred by the Company if it had performed these functions or received these services as a stand-alone entity.

In connection with its recapitalization during the fourth quarter of 2004, the Company entered into a series of intercompany agreements with the GC Group that were effective as of October 1, 2004 to formally document the way in which these relationships are governed and formalize the method of payment for the services under these agreements. Fees for these services are generally estimated and paid quarterly, with an annual make-whole payment for any outstanding amounts. The intercompany agreements are substantially the same as those that have informally governed the relationship between the GC Group and the Company, with the exception of the payment terms. The Company’s Board of Directors approved the terms of each of the intercompany agreements. The intercompany agreements may be terminated (i) at the request of any party to such agreement with one year’s prior written notice or (ii) immediately in the event of a change of control under the indenture governing the Senior Secured Notes or the maturity, redemption or defeasance of the Senior Secured Notes, in each case pursuant to the terms of the indenture governing the notes.

Corporate services

Corporate services include costs associated with operating expenses and administrative costs. The total costs of these functions and services are allotted to the Group Companies based on a worldwide allocation. The worldwide allocation is based on a pro rata allocation of turnover, net tangible assets, headcount, or a combination thereof, which varies for the type of costs being allocated. The factor applied to each type of cost is based on the factor(s) most closely aligned with that cost.

Operating expenses include office and facilities costs, depreciation and amortization of certain shared assets, and network engineering all of which are charged based on a pro rata allocation of net tangible fixed assets. Administrative services include tax, finance and accounting, information systems, human resources, management, legal, administrative, risk management and charitable contributions. Costs for tax, finance and accounting, mergers and acquisition services, corporate development, product development, management, legal, administrative, and risk management services are charged based on the Company’s turnover relative to the other Group Companies. Information services and human resource costs are charged based on a pro rata allocation of headcount. Other administrative costs are allocated based on turnover or turnover and net tangible fixed assets. The total cost of the services included in administrative expenses in the consolidated profit and loss accounts was £4.7 million, £11.7 million, and £3.9 million for the years ended December 31, 2002, 2003 and 2004, respectively. The total actual cost of services related to the year ended December 31, 2004 was £6.6 million; however, a £2.7 million credit was also recorded during the year due to a reassessment of the costs recharged by the GC Group during the year ended December 31, 2003.

Shared resources

The Company provides Group Companies, on a non-exclusive basis, the use of certain of its assets, and the Group Companies provide the Company the use of certain of its assets, on a non-exclusive basis. Such assets

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

include staffing and administrative assets, fiber, leased circuits, network equipment, racking space, real estate and such other assets as reasonably deemed necessary for the relevant network’s efficient operation. The parties to these intercompany shared resources agreements are charged based on (i) the market price for fiber, leased circuits, racking space, and network equipment; (ii) a pro rata allocation for staffing and administrative assets based on either a reasonable estimate of resources committed or a reasonable estimate of time spent of such services, plus a reasonable markup in accordance with the Transfer Pricing Guidelines for Multinational Enterprises and Tax Administration of the Organization for Economic Co-operation and Development; and (iii) the share of lease or carry costs based on a percentage of square meter usage for real estate. Fees for these services are estimated and paid quarterly, with an annual make-whole payment for any outstanding amounts. The net cost of the use of these assets included in administrative expenses in the consolidated profit and loss accounts was £2.3 million, £0.9 million and £0.6 million, for the years ended December 31, 2002, 2003, and 2004, respectively. In addition, the Company makes payments, primarily payroll, on behalf of a Group Company, and is reimbursed for these payments. These transactions have no impact on the consolidated profit and loss accounts.

Voice termination services

The Company carries international voice traffic and terminates calls on behalf of certain Group Companies. These Group Companies provide the Company with similar services. The costs of these services are incurred by the company that carries the traffic or terminates the call, while the corresponding customer contract, and therefore turnover, is held by a different entity. The Company which incurs these costs charges a corresponding amount to the Group Company which holds the customer contract. The charges to GCE and GCT resulted in a reduction to the Company’s cost of sales of £1.2 million, £11.5 million and £12.5 million during the years ended, December 31, 2002, 2003 and 2004, respectively.

In addition, during the years ended December 31, 2002, 2003 and 2004, the Company sold £1.9 million, £1.3 million and £0.6 million, respectively, of capacity on its network to Group companies, which was recognized as turnover.

Other transactions

Tax sharing

The Company and the UK Group share tax losses as allowed by UK tax law. Under the tax sharing, losses can be utilized by any entity within the UK Group in the period in which they are generated.

Prior to 2004, there was no formal arrangement in place that provided for compensation between the entities in relation to the losses obtained or forgiven. As a result, the entity which surrendered its tax loss was not compensated by the other UK Group company that benefited. During the year ended December 31, 2002, the Company surrendered tax benefits of £12.6 million to other UK Group Companies. During the year ended December 31, 2003, the Company received £0.3 million of tax benefits surrendered by other UK Group Companies. There was no accounting recognition of these transactions because the losses were not recorded due to uncertainty over the ability to utilize and because there was no compensation for losses surrendered.

The Company entered into a formal tax agreement with GCL, which was effective October 1, 2004, that established the basis of conduct for certain tax matters in the UK, including the surrender of tax losses and the reallocation of income or gains where permitted by UK tax law, between the Company and other Group Companies subject to tax in the UK. The claimant company will pay the surrendering company an amount equal to the amount surrendered multiplied by the average corporate tax rate for the period in which relief is deemed. There was no tax sharing during the year ended December 31, 2004.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Non-monetary transactions

Effective December 31, 2004, the Company purchased £21.9 million of assets from GC Bidco, in exchange for 1,000 shares of the Company’s £1 par value ordinary shares. The assets were purchased at GC Bidco’s net book value and will be amortized over the remaining useful lives. Such assets include fiber, network equipment, and certain computer software and hardware equipment. The Company intends to lease the use of the purchased assets to other Group Companies in 2005.

Other

During the years ended December 31, 2002, 2003 and 2004, the Company incurred £1.9 million, £2.2 million and £2.2 million, respectively, of lease costs for certain office space for which other members of the GC Group, specifically, GC Pan European Crossing Networks BV (“GC PEC Networks”) and GC Pan European Crossing UK Ltd (“GC PEC UK”) are contractually liable. (See Note 24.)

The Company has certain employees that are eligible to receive stock based compensation awards in connection with certain GCL plans. These include, but are not limited to, stock options, stock appreciation rights and restricted stock units. The Company is not charged for any compensation expense associated with the granting of these awards to its employees by GCL. During the years ended December 31, 2003 and 2004, there were three and five employees, respectively, who received such awards.

The debtor and creditor balances as a result of the aforementioned transactions with Group Companies are as follows:

	December 31,
	2003	2004
	(in thousands)
Debtor balances due from:
South American Crossing Ltd	£34,732	£—
Global Crossing Services Europe Ltd	—	3,604
GT UK Ltd	1,343	—
Global Crossing Telecommunications Inc	4,042	—
Other Group Companies	2,855	198

	£42,972	£3,802

Credit balances due to:
Global Crossing Development Co	£16,294	£4,341
Global Crossing Network Services Ltd	16,881	—
Global Crossing Europe Ltd	11,808	1,137
Global Crossing Telecommunications Inc	7,080	—
South American Crossing Ltd	6,621	—
Global Crossing (Bidco) Limited	5,164	—
Other Group Companies	3,145	265

	£66,993	£5,743

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Loans from and to Group Companies

The intercompany loans due to Group Companies are as follows:

	December 31,
	2003	2004
	(in thousands)
GC Bidco	£328,834	£—
Other Group Companies	100	—

	£328,934	£—

The average intercompany loan balances outstanding are as follows:

	Year ended December 31,
	2002	2003	2004
	(in thousands)
GC Bidco	£448,301	£436,007	£262,314
Global Crossing Holdings Ltd	17,487	9,903	—

	£465,788	£445,910	£262,314

Through 2002, the Company received non interest bearing loans, primarily from GC Bidco, in order to fund its daily operations. These loans had no established repayment terms and were due on demand. During the year ended December 31, 2003 when the Company became profitable and cash generative, the £19.4 million Global Crossing Holding Ltd loan was repaid at the request of Old GCL. During the year ended December 31, 2004, the Company repaid £334.1 million of the loans from Group Companies. In addition, during the years ended December 31, 2003 and 2004, £115.6 million and £61.0 million, respectively, of the loans were forgiven, as described below.

The Company has not historically made significant loans to Group Companies. Under the terms of the indenture governing the convertible notes of GCL, loans from the Company made to GCL or another Group Company must be subordinated to the payment of obligations under the GCL’s convertible notes. The terms of any intercompany loan by the Company to GCL or another Group Company must be agreed by the Board of Directors of the Company.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Intercompany debt guarantee and balance waivers

The Company was party to a guarantee agreement whereby GCL’s Senior Secured Notes were secured by an interest over certain of the Company’s assets and a pledge of the capital stock of the Company by GC Bidco. In connection with this guarantee and as compensation to the Company, a number of intercompany claims of Old GCL and other members of the GC Group were forgiven during the year ended December 31, 2003. In connection with its recapitalization during the fourth quarter of 2004, additional intercompany balances were waived. The following summarizes the intercompany debtor and creditor balances forgiven:

	Year ended December 31,
	2003	2004
	(in thousands)
Debtor balances due from:
Global Crossing International Networks Ltd	£—	£6,680
Global Crossing Ireland Limited	12,711	—
International Optical Network Ltd	—	1,019
GT UK Ltd	4,942	1,418
Global Crossing Network Centre (UK) Ltd	1,833	—
Global Crossing North America Inc	1,047	—
ALC Communications Corporation	2,020	—
Other Group Companies	2,220	895

	£24,773	£10,012

Creditor balances due to:
Global Crossing Development Co	£22,923	£—
GC Pan European Crossing UK Ltd	20,592	—
Global Crossing Communications International Ltd	—	16,881
Global Crossing Bidco Ltd	—	12,074
Global Crossing Holdings Ltd	2,997	—
Global Crossing Ireland Ltd	—	1,544
Other Group Companies	150	470

	46,662	30,969
Loan due to Global Crossing (Bidco) Limited	115,610	60,876
Other Group Companies	—	167

	115,610	61,043

Net intercompany creditor balance waived	£137,499	£82,000

23. Ultimate parent company and controlling party

At December 31, 2004, the Company’s directors regarded Temasek Holdings (Private) Limited (“Temasek”), a company incorporated in the Republic of Singapore, as the ultimate parent company and ultimate controlling party. The largest group, which includes the Company and for which financial results are prepared, is that headed by Temasek, whose registered office is 60B Orchard Road, # 06-18, Tower 2, Singapore 238891.

The Company’s immediate parent company is GC Bidco, a company registered in England and Wales. The consolidated financial statements of GC Bidco include the results of the Company and are available to the public from Companies House.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

24. Commitments and contingencies

Leases

The Company had annual commitments under noncancelable operating leases as follows:

	December 31,
	2003		2004
	Land and buildings	Other assets	Land and buildings	Other assets
	(in thousands)
Payable on operating leases that expire
—within one year	£240	£1,289	£75	£425
—between two and five years	68	10,205	383	4,412
—after five years	8,294	4,524	5,717	10,451

	£8,602	£16,018	£6,175	£15,288

The following table presents a schedule of future minimum commitments under noncancelable leases at December 31, 2004:

	Year ended December 31,
	Operating	Finance
	(in thousands)
2005	£21,463	£10,154
2006	17,490	9,560
2007	17,483	8,002
2008	17,031	6,693
2009	12,991	5,200
Thereafter	52,549	15,958

Total minimum lease payments	£139,007	55,567

Less: amount representing interest		(15,952)

Present value of minimum lease payments		39,615
Less: current portion		(6,709)

Obligations under finance leases and hire purchase contracts		£32,906

The leases have various expiration dates and renewal options through 2119. Certain of the Company’s operating lease agreements include scheduled rent increases over the term of the lease. A portion of these payments have been reserved as part of the restructuring provision. (See Note 18.)

As previously noted, the Company incurs lease costs for certain office space it uses in London although GC PEC Networks and GC PEC UK are contractually liable for these obligations. The Company’s directors confirm that it is the Company’s intention to continue to meet all contractual costs on this property on behalf of GC PEC UK and GC PEC Networks and, accordingly, the commitment has been treated in these accounts as if it were the Company’s lease.

Purchase commitments

The Company has purchase commitments with third party access vendors that require it to make payments to purchase network services, capacity and telecommunications equipment through 2008. Some of these access

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

vendor commitments require the Company to maintain minimum monthly and/or annual billings, in certain cases based on usage. In addition, the Company has purchase commitments with third parties that require it to make payments for operations, administration and maintenance services for certain portions of its network through 2025. The minimum commitment at December 31, 2004 is £93.4 million and is payable over periods of one to twenty-three years. Additionally, at December 31, 2004, the Company had entered into agreements for £3.6 million of future capital expenditures.

Contingencies

UK Office of Fair Trading. In 2002, an investigation was commenced by the UK Office of Fair Trading (the “OFT”), regarding an allegation that various subsea cable operator entities, including the Company, had engaged in an illegal agreement to collectively boycott a location in the UK as a means for the landing of subsea telecommunications cables in the UK. The Company responded to that investigation in 2002 denying the allegation.

In August 2003, the OFT extended its investigation in respect of allegations of price fixing and information sharing on the level of fees that the subsea entities would pay landowners for permission to land submarine telecommunication cables on their land in the UK. The Company responded to those allegations on October 10, 2003. The Company has cooperated fully with the investigation and has supplied additional factual materials including a number of formal witness statements. By letter dated December 2, 2004, the OFT informed the Company and others that its investigation is continuing and that it will be issuing a Statement of Objections to a number of parties under investigation. The OFT has not, however, indicated which parties will be receiving such a statement and to date no findings have been made against the Company and the Company continues to deny any wrongdoing. In the event that the OFT determines that the Company engaged in anti-competitive behavior, the OFT may impose a fine up to a maximum of 10% of the responsible party’s turnover in the field of activity in the UK for up to three years preceding the year on which the infringement ended.

Network Rail. A portion of the Company’s network is subject to a finance lease with Network Rail, the owner of the railway infrastructure in the UK. The finance lease includes provisions addressing copper cable and PABX equipment used by the Company to deliver managed voice services to UK train operating companies (the “Copper Provisions”). Under a prior agreement, the Copper Provisions of the finance lease could have been terminated on twelve months’ notice. In connection with its plans to modernize the signaling system on the UK railways, Network Rail issued a notice to terminate the Copper Provisions, which termination would have become effective March 31, 2005.

The prospective termination of the Copper Provisions raised an issue regarding the Company’s ability to continue to provide managed voice services to train operating companies in the UK and could also have led to breaches of certain customer contracts pursuant to which the Company agreed to provide these services beyond March 31, 2005. As a result, negotiations were entered into with Network Rail to put in place a new agreement. On November 11, 2004, a new five-year agreement was put in place, enabling the Company to continue to serve these customers on commercially acceptable terms, and furthermore providing a revenue stream for services being provided to Network Rail over the same period.

Litigation

From time to time, the Company has been a party to various legal proceedings arising in the ordinary course of business. In the opinion of the Company’s directors there are currently no proceedings in respect of which there exists a reasonable possibility of adverse outcome that would have a material effect on the Company’s consolidated balance sheet, consolidated profit and loss accounts or consolidated statement of cash flows.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

25. Derivatives and other financial instruments

Treasury policy and risk management

The Company’s treasury management is conducted primarily by GCL on behalf of the Group Companies. GCL is responsible for raising financing for operations, together with associated liquidity management, and the management of foreign exchange and interest rate risk. Treasury operations are conducted within a framework of policies and guidelines authorized and reviewed by the GCL Audit Committee, who receive regular updates of treasury activity. Financial instruments are entered into for risk management purposes only. It is the GC Group’s policy that all hedging is to cover known risks and that no trading in financial instruments is undertaken.

The Company’s principal risks are its exposures to changes in interest rates and currency exchange rates, which both arise from the Company’s sources of financing. Following evaluation of those positions, the Company, as directed by the group treasury management, selectively enters into derivative financial instruments to manage these exposures.

Interest rate management

The Company has financial exposures to interest rates, arising primarily from finance leases and the Senior Secured Notes. These exposures are primarily managed by borrowing at fixed rates of interest. At December 31, 2003 and 2004, the Company’s borrowings, excluding finance leases, are at fixed rates of interest. During the year ended December 31, 2004, the Company has entered into a cross currency interest rate swap (described below) which has swapped the 10.75% US dollar interest rate to a 11.65% pound sterling rate at an exchange rate of £1 to $1.945 for interest payments due between June 2005 and June 2010 on the US Dollar Senior Secured Notes. The maturity of the swap was set to generally match the non-call period of the Senior Secured Notes.

The Company’s finance leases incur interest based on the rates inherent in the finance lease agreement.

Currency exchange rates

The Company operates primarily in the UK and more than 95% of its revenue and operating costs are denominated in pounds sterling. In addition, substantially all of the Company’s assets and liabilities, excluding obligations to other Group Companies and third party financing, are denominated in pounds sterling.

At December 31, 2003 and 2004, the Company had net payables of £27.3 million and £5.7 million, respectively, denominated in currencies other than pounds sterling. In the years ended December 31, 2003 and 2004, the Company recognized a foreign currency gain of £5.5 million and £6.0 million, respectively, on the liabilities denominated in other currencies.

The Company assesses its currency exchange exposure and enters into financial instruments, as it believes necessary to, manage this risk. At December 31, 2004, the Company had US dollar-denominated debt of £102.3 million on which it must pay interest on a semi-annual basis beginning on June 15, 2005. The Company has entered into a five year cross currency interest rate swap to minimize exposure of any US dollar to pounds sterling currency conversion for the interest payments due on the US Dollar Senior Secured Notes. This cross currency interest rate swap converts the US dollars to pounds sterling at a rate of £1 to $1.945 and swaps the interest rate on the associated payments from 10.75% to 11.65%.

The Company has not entered into any currency swap agreements for the principal amount of the US dollar denominated debt. At December 31, 2003 and 2004, the split of aggregate borrowings, including finance leases, into their core currencies was US dollar nil and 43.0%, respectively and pounds sterling 100% and 57.0%, respectively.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Interest rate risks

The interest rate profile of the Company’s long term debt, including finance leases, was as follows:

	December 31, 2004				Weighted averages for fixed rate debt
	Fixed Rate	Floating Rate	Interest Free	Total	Interest rate	Weighted average period for which the rate is fixed
	(in thousands)
Pound Sterling	£97,092	£32,906	£—	£129,998	11.75%	10 years
US Dollar	98,243	—	—	98,243	11.20%	10 years

	£195,335	£32,906	—	£228,241

	December 31, 2003				Weighted averages for fixed rate debt
	Fixed Rate	Floating Rate	Interest Free	Total	Interest rate	Weighted average period for which the rate is fixed
	(in thousands)
Pound Sterling	£—	£35,083	£328,934	£364,017	—	—
US Dollar	—	—	—	—	—	—

	£—	£35,083	£328,934	£364,017

Further details of interest rates on long term borrowings are given in Note 16.

The Company’s loans from Group Companies did not incur interest (see Note 22). The Company’s finance leases incur interest at floating rate of 9.2%, which is inherent in the finance lease agreements.

Cash and short term deposits of £50.4 million and £21.2 million December 31, 2003 and 2004, respectively comprises cash at bank of £15.4 million and £0.5 million and short term bank deposits of £35.0 million and £20.7 million in a variety of maturities of up to one month, all attracting overnight money market rates of interest.

Currency risks

The Company’s currency exposures, after hedging, give rise to the net currency gains and losses recognized in the consolidated profit and loss accounts. Such exposures comprise the net monetary assets and liabilities of the GC Group that are not denominated in the functional currency of the operating unit involved and principally consist of the US Dollar Senior Secured Notes. The following table presents the exposure of net foreign currency monetary assets (liabilities):

	December 31,
	2003				2004
	US dollars	Euros	Canadian dollars	Total	US dollars	Euros	Total
Functional currency of the Company
Pounds Sterling	(31,692)	682	(348)	(31,358)	(109,378)	3,000	(106,378)

Liquidity risks

The profile of the GC Group’s financial liabilities, other than short-term creditors, is shown in Note 15. The profile of provisions is shown in Note 17.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Fair values

Set out below is a comparison by category of the book values and the estimated fair values of the GC Group’s financial assets and financial liabilities, and associated derivative financial instruments. Certain estimates and judgments were required to develop the fair value amounts. The fair value amounts shown below are not necessarily indicative of the amounts that the Company would realize upon a disposition nor do they indicate the Company’s intent or ability to dispose of the financial instruments. The fair values of the Senior Secured Notes, excluding the deferred finance charges, and the cross currency interest rate swap are estimated based upon the market quotes. The fair value of trade debtors greater than one year is estimated based upon the net present value of the carrying value using a discount rate equivalent to that expected to be received on an interest bearing third party debtor balance. The fair value of the financial instruments associated with finance leases have been estimated as equal to book value due to the variable nature of the interest on the financial instruments. The remaining financial instruments have been estimated as equal to the carrying value due to their short term nature.

	Year ended December 31,
	2003		2004
	Book value	Fair value	Book value	Fair value
	(in thousands)
Primary financial instruments held or issued to finance the Company’s operations:
Cash at bank and in hand	£15,403	£15,403	£466	£466
Investments – short term deposits	35,000	35,000	20,727	20,727
Debtor amounts receivable in less than one year	13,845	13,845	18,422	18,422
Trade debtors greater than one year	1,593	1,188	1,545	1,212
Amounts receivable under finance leases	3,744	3,744	4,231	4,231
Obligations under finance leases and hire purchase contracts falling due after more than one year	35,083	35,083	32,906	32,906
Senior Secured Notes	—	—	195,335	197,591
Derivative financial instruments held to manage the interest rate and currency profile:
Cross currency interest rate swap	—	—	—	(2,440)

Hedges

The GC Group’s policy is to hedge the currency exchange exposure related to the first five years of interest payments on the US Dollar Senior Secured Notes. Gains and losses on hedging instruments, which are eligible for hedge accounting treatment, are not recognized until the hedged position is recognized.

The unrecognized gains and losses on instruments used for hedging, and the movements therein are as follows for the year ending December 31, 2004. There were no such instruments in the years ending December 31, 2002 and 2003.

	Gains	Losses	Total
	(in thousands)
Gains and losses arising before the beginning of the year that were not recognized in the year	—	—	—
Gains and losses arising in the year that were not recognized in the year	—	£(2,440)	£(2,440)
Unrecognized gains and losses on hedges at the end of the year	—	(2,440)	(2,440)
Of which:
Gains and losses expected to be recognized in the next year	—	£(488)	£(488)
Gains and losses expected to be recognized after the next year	—	(1,952)	(1,952)

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

26. Reconciliation to United States Generally Accepted Accounting Principles

The Company’s consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain material respects from accounting principles generally accepted in the United States (“US GAAP”). Such differences involve methods for measuring the amounts in the consolidated financial statements, as well as additional disclosures required by US GAAP. The principal differences between UK GAAP and US GAAP applicable to the Company are quantified and described below.

Profit/(loss) & equity shareholder’s deficit

The effects of the application of US GAAP on profit/(loss) are set out below:

		Predecessor		Successor
	Note	Year ended December 31, 2002	January 1, to December 9, 2003	December 10, to December 31, 2003	Year ended December 31, 2004
		(in thousands)		(in thousands)
Profit/(loss), under UK GAAP		£(45,769)	£18,618	£2,454	£45,782
Push down of GCL’s fresh start accounting:	(A)
Fair value adjustments (i)		—	12,580	—	—
Reset of shareholder’s deficit (ii)		—	297,549	—	—
Deferred income (iv)		—	—	(273)	(6,204)
Depreciation and amortization (v)		—	—	1,243	19,212
Long term IRU agreements	(B)	(431)	(377)	(25)	(369)
Third party services agreements	(C)	596	899	60	103
Restructuring costs	(D)	17,775	(1,165)	111	5,087
Straight line rent	(E)	(215)	(202)	(13)	69
Pensions	(F)	(1,693)	(162)	—	(793)
Dilapidation provisions	(G)	(1,468)	120	8	(148)
Share-based compensation	(H)	—	—	(12)	(770)
Income taxes	(J)	12,598	(263)	(1,088)	(22,123)

Net income/(loss), under US GAAP		£(18,607)	£327,597	£2,465	£39,846

The effects of the application of US GAAP on equity shareholder’s deficit are set out below:

	Note		December 31, 2003	December 31, 2004
	(in thousands)
Equity shareholder’s deficit, under UK GAAP			£(308,845)	£(159,167)
Push down of GCL’s fresh start accounting:	(A	)
Reset of shareholder’s deficit (iii)			1,515	1,515
Deferred income (iv)			(273)	(6,477)
Depreciation and amortization (v)			1,243	20,455
Long term IRU agreements	(B	)	(25)	(394)
Third party services agreements	(C	)	60	163
Restructuring costs	(D	)	111	5,198
Straight line rent	(E	)	(13)	56
Pensions	(F	)	—	(793)
Dilapidation provisions	(G	)	8	(140)
Derivative accounting	(I	)	—	(2,398)
Income taxes	(J	)	(1,070)	(4,690)

Shareholder’s deficit, under US GAAP			£(307,289)	£(146,672)

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Consolidated Statements of Changes in Shareholder’s Deficit under US GAAP:

Total Shareholder’s Deficit
(in thousands)
Balance at January 1, 2002 (predecessor)	£(448,702)
Net loss for the period ended December 31, 2002	(18,607)
Change in additional minimum pension liability	2,117
Change to distribution to Group Companies—tax sharing	(12,598)

Balance at December 31, 2002 (predecessor)	(477,790)

Net profit for the period ended December 9, 2003	327,597
Capital contribution—debt waivers	137,499
Capital contribution—tax sharing	263
Change in additional minimum pension liability	196
Establishment of reorganization reserve	(297,549)

Balance at December 9, 2003 (successor)	(309,784)

Net profit for the period ended December 31, 2003	2,465
Capital contribution—tax sharing	18
Share-based compensation	12

Balance at December 31, 2003 (successor)	(307,289)

Net profit for the period ended December 31, 2004	39,846
Shares issued	21,896
Capital contribution—debt waivers	82,000
Reduction in reorganization reserve—deferred tax benefit	18,503
Unrealized loss on derivative financial instrument	(2,398)
Share-based compensation	770

Balance at December 31, 2004 (successor)	£(146,672)

Consolidated Statements of Other Comprehensive Income/(Loss)

The following presents the Company’s consolidated statements of comprehensive income/(loss) prepared in accordance with US GAAP:

	Predecessor		Successor
	Year ended December 31, 2002	January 1 to December 9, 2003	December 10 to December 31, 2003	Year ended December 31, 2004
	(in thousands)		(in thousands)
Net income/(loss), under US GAAP	£(18,607)	£327,597	£2,465	£39,846
Other comprehensive income/(loss):
Change in minimum pension liability	2,117	196	—	—
Unrealized loss on derivative financial instrument	—	—	—	(2,398)

Comprehensive income/(loss)	£(16,490)	£327,793	£2,465	£37,448

There are no material tax effects related to the items included above.

(A) Push down of GCL’s fresh start accounting

On December 9, 2003 (the “Effective Date”), GCL emerged from bankruptcy and implemented “fresh start” accounting and reporting in accordance with the American Institute of Certified Public Accountants Statement of Position No. 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” (“SOP 90-7”).

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Fresh start accounting required GCL to allocate its reorganization value, which was determined pursuant to, among other things, the Plan of Reorganization and ST Telemedia’s equity investment for 61.5% ownership, to its respective assets and liabilities based upon their preliminary estimated fair values. An independent appraiser was engaged to assist in this allocation and in determining the fair market value of tangible and intangible assets.

Although the Company itself did not file for bankruptcy, it has recorded the push down of GCL’s fresh start accounting adjustments associated with the Company in accordance with the push down accounting requirements of the Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) 54, “Application of “Push Down” Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchase”. Under fresh start reporting, a new entity is deemed to be created for financial reporting purposes. References to the “Company” in respect of time periods prior to the Effective Date are references to the “Predecessor” entity whereas such references in respect of time periods commencing with the Effective Date are references to the “Successor” entity.

Since fresh start reporting materially changes the amounts previously recorded in a company’s financial statements prepared under US GAAP, a black line separates the financial data pertaining to periods after the adoption of fresh start reporting from the financial data pertaining to periods prior to the adoption of fresh start reporting to signify the difference in the basis of preparation of financial information for each respective entity.

The impact of the push down accounting on the reconciliation between UK GAAP and US GAAP includes:

a) a split of the profit and loss recorded between successor and predecessor periods; and

b) the elimination of the cumulative US GAAP shareholder’s deficit and the establishment of a reorganization reserve within equity. This results in a cumulative fresh start adjustment between UK GAAP and US GAAP to reflect the difference in equity on the Effective Date and the individual UK GAAP and US GAAP adjustments since the Effective Date.

The application of push down accounting resulted in the following reconciling differences between UK GAAP and US GAAP:

(i) The fair value adjustments are as follows (in thousands):

Adjust deferred turnover to fair value	£79,402
Adjust carrying value of tangible fixed assets to reorganization value	(76,653)
Recognize intangible assets at fair value	9,179
Adjust pension assets and liabilities to fair value	(470)
Other	1,122

Total	£12,580

(ii) Elimination of historical shareholder’s equity, excluding share capital, which is reflected as a gain on reorganization in the consolidated profit and loss account and results in the establishment of a reorganization reserve within equity.

(iii) Elimination of the historical differences between UK GAAP and US GAAP, which were included in the historical shareholder’s equity that was eliminated in fresh start.

(iv) The adjustment to reflect deferred income at fair value results in a difference between UK GAAP and US GAAP. Under UK GAAP and US GAAP prior to fresh start there was deferred income related to the long term IRU agreements and other customer contracts. This represents the reversal of the turnover recognized under UK GAAP.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

(v) The adjustment to record tangible and intangible fixed assets at fair value results in a difference in the cost basis of the assets under UK GAAP and US GAAP. This represents the adjustments to depreciation expense and amortization expense resulting from the different cost bases of these assets. The intangible assets are being amortized over a period of six years, while the tangible assets are being depreciated over lives consistent with Company’s policy.

(B) Long term IRU agreements

The Company enters into long term IRU agreements with certain of its customers. Under UK GAAP, these agreements are recognized as turnover when (a) the purchaser’s right of use is exclusive and irrevocable, (b) the asset is specific and separable, (c) the term of the contract is for the majority of the asset’s useful economic life, (d) the attributable cost of carrying value can be measured reliably, and e) no significant risks are retained by the Company. For agreements that do meet these criteria, the turnover is deferred over the life of the agreement.

Under US GAAP, agreements entered into after the issuance of Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 43 in June 1999 are required to be accounted for as operating-type leases, unless title is transferred to the lessee by the end of the lease term.

Based on the terms of these agreements, the Company has deferred income on all contracts entered into after June 1999 under both UK GAAP and US GAAP. Prior to June 1999, the turnover under US GAAP was recognized at the time the agreement was entered into with the customer, whereas under UK GAAP the turnover was deferred. This adjustment represents the difference for contracts entered into prior to June 1999.

This adjustment to profit/(loss) consists of the following:

	Predecessor		Successor
	Year ended December 31, 2002	January 1, to December 9, 2003	December 10, to December 31, 2003	Year ended December 31, 2004
	(in thousands)		(in thousands)
Reversal of deferred income	£(1,132)	£(1,062)	£(70)	£(1,116)
Reversal of depreciation of long term IRU assets	365	342	23	365
Reversal of wayleave costs	336	343	22	382

	£(431)	£(377)	£(25)	£(369)

This adjustment to shareholder’s deficit consists of the following cumulative differences:

	December 31,
	2003	2004
	(in thousands)
Reversal of deferred income	£(70)	£(1,186)
Long term IRU assets, net	23	388
Establishment of wayleave accrual	22	404

	£(25)	£(394)

(C) Third party services agreements

The Company has a telecommunications services agreement (“TSA”) with a customer, under which it is obligated to provide capacity service on its network. Under UK GAAP, the TSA is accounted for as a direct

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

finance lease as substantially all risks and rewards of ownership transfers to the lessee. Under US GAAP, the TSA is accounted for as a service contract rather than a lease agreement as it does not convey to the purchasers the right to control the use of the underlying network assets as defined by FASB’s Emerging Issues Task Force (“EITF”) Issue No. 01-8 “Determining Whether an Arrangement Contains a Lease”.

(D) Restructuring costs

The Company implemented certain initiatives to restructure its operations (see Note 18). The costs associated with these initiatives consist of severance costs and contractual obligations for which the Company will receive no future economic benefit.

Under UK GAAP, the Company recognizes a liability once there is a constructive obligation in respect of a past event. For severance costs this is when the Company has raised an expectation in those affected that it will carry out the restructuring and has in place a detailed formal plan. For property lease costs this is when the Company vacates the property and thus has demonstrated a commitment to the plan from which it cannot reasonably withdraw. These amounts are discounted based on the Company’s weighted average cost of capital.

Under US GAAP, through December 31, 2002, the criteria that had to be met in order to record a restructuring provision, including a requirement to communicate terms of a restructuring plan to employees prior to recognition of the related provision, were defined in the EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),” and further discussed in SAB 100, “Restructuring and Impairment Charges.” Under EITF Issue No. 94-3, the Company does not discount these provisions. The Company adopted SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) on January 1, 2003. SFAS No. 146 changed the criteria for recording a restructuring provision to consider future services required to be rendered to receive the one-time benefit. SFAS No. 146 also changed the criteria related to recognition of costs associated with the termination of contracts to include a distinction between early termination costs and continuing costs to be incurred without economic benefit. Application of these provisions has resulted in differences in both the timing and amount of restructuring charges recognized under US GAAP as compared to UK GAAP.

(E) Straight line rent

The Company has a lease for one of its properties under which certain periods were rent free. Under both UK GAAP and US GAAP, the Company records rental expense on a straight line basis over the life of the lease. Under UK GAAP, the period over which the benefit of the rent free period is straight lined is from the start of the lease until the date at which the rental payments are first revised to market rates. Under US GAAP, the period over which the benefit of the rent free period is straight lined is the initial lease term.

(F) Pensions

Under UK GAAP, pension plan assets and liabilities are assessed triennially, whereas US GAAP requires pension assets and liabilities to be assessed on an annual basis with the value of the liabilities calculated with reference to yields on high quality corporate debt. For the purposes of US GAAP, the actuarial assessments are more current than those used under UK GAAP for the years ended December 31, 2002, 2003 and 2004.

In addition, under US GAAP, where the value of the liability assessed without allowance for future salary increases (the accumulated benefit obligation or “ABO”) exceeds the fair value of plan assets, it may be necessary to record an additional liability in the current year.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The retirement plans summarized in Note 7 are reviewed annually in accordance with SFAS No. 87, “Employer’s Accounting for Pensions,” and the disclosures below have been presented in accordance with SFAS No. 132R, “Employers’ Disclosures about Pensions and Other Post Retirement Benefits (Revised).” Where appropriate, additional pension charges in respect of curtailment or settlement events have been calculated in accordance with SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.”

The Company sponsors two defined benefit pension plans, the Global Scheme and the Railway Scheme (the “Plans”), as described in Note 7. The Company uses a December 31 measurement date for the Plans.

Changes in the projected benefit obligation for the Plans are as follows:

	Year ended December 31,
	2003	2004
	(in thousands)
Benefit obligation at beginning of year	£25,802	£27,213
Service cost	340	774
Interest cost	1,391	1,022
Actuarial loss/(gain) including settlement	1,376	3,292
Benefits paid	(1,783)	(745)
Interest cost attributable to employees	—	481
Employee contributions	87	96

Benefit obligation at end of year	£27,213	£32,133

Changes in the fair value of assets for the Plans are as follows:

	Year ended December 31,
	2003	2004
	(in thousands)
Fair value of plan assets at beginning of year	£23,220	£26,100
Actual return on plan assets, including settlement	4,218	2,936
Employer contribution	358	387
Employee contribution	87	96
Benefits paid	(1,783)	(745)

Fair value of plan assets at end of year	£26,100	£28,774

The funded status for the Plans is as follows:

	December 31,
	2003	2004
	(in thousands)
Funded status	£(1,113)	£(3,359)
Less employees’ share of surplus/(deficit)	(522)	14

Net funded status	(1,635)	(3,345)
Unrecognized net loss	—	1,506

Accrued benefit cost, net	£(1,635)	£(1,839)

The funded status reflects a £0.5 million adjustment recorded in the application of fresh start accounting.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Amounts recognized in the consolidated statements of financial position consist of the following:

	December 31,
	2003	2004
	(in thousands)
Prepaid benefit cost	£783	£—
Accrued benefit cost	(2,418)	(1,839)
Accrued benefit liability	—	—
Accumulated other comprehensive income	—	—

Net amount recognized	£(1,635)	£(1,839)

Details of the effect on operations of the Plans are as follows:

	Year ended December 31,
	2002	2003	2004
	(in thousands)
Service cost	£433	£340	£774
Interest cost on projected benefit obligation	1,480	959	1,022
Expected return on plan assets	(1,586)	(1,080)	(1,206)
Net amortization and deferral	299	226	—

Net periodic pension cost	626	445	590
Curtailment and settlement	1,226	—	—

Total pension cost	£1,852	£445	£590

Actuarial assumptions used to determine benefit obligations for the Plans sponsored by the Company are as follows:

	December 31,
	2003	2004
Discount rate	5.5%	5.3%
Compensation increases	4.5%	3.8%

Actuarial assumptions used to determine net periodic benefit costs for the Plans are as follows:

	2002	2003	2004
Discount rate	5.8%	5.5%	5.3%
Compensation increases	4.3%	4.0%	3.8%
Expected long-term rate of return on plan assets	5.0-8.0%	4.5-8.0%	6.1-7.7%

The expected long-term rate of return on plan assets reflects the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation.

The Railways Scheme represents approximately 88.6% of total assets of the Plans at December 31, 2004. The current planned asset allocation strategy was determined with regard to actuarial characteristics of each scheme. It is based on the assumption that equities will outperform bonds over the long term and is consistent with the overall objective of long-term capital growth. The expected long-term rate of return on plan assets was calculated by the plan actuary and is based on historic returns of each asset class held by the plan at the beginning of the year.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The weighted-average asset allocations by asset category for the Plans are as follows:

	December 31,
	2003	2004
Equity securities	72%	72%
Debt securities	20%	15%
Other	8%	13%

Total	100%	100%

The Company expects to make total contributions to the Plans of £0.4 million in 2005.

At December 31, 2002, 2003 and 2004 the accumulated benefit obligation of the Global Scheme exceeded the fair value of the Global Scheme’s assets by £1.7 million, £0.7 million and £3.0 million, respectively. The Company recognized an additional minimum pension liability of £0.2 million, £nil million and £nil million for the years ended December 31, 2002, 2003 and 2004, respectively.

The projected benefit obligation, accumulated benefit obligation, and fair value of assets relating to the Global Scheme were £6.3 million, £5.1 million, and £3.3 million, respectively, at December 31, 2004 and £5.1 million, £3.4 million and £2.7 million, respectively, at December 31, 2003.

	Year ended December 31,
	2002	2003	2004
	(in thousands)
Decrease in minimum liability included in other comprehensive income	£2,117	£196	£—

The accumulated benefit obligation of the Global Scheme exceeds the fair value of the Plans’ net assets. Details of the effect on operations of the Global Scheme are as follows:

	Year ended December 31,
	2002	2003	2004
	(in thousands)
Service cost	£210	£95	£480
Interest cost on projected benefit obligation	723	343	300
Expected rate of return on plan assets	(587)	(182)	(162)
Net amortization and deferral	313	226	—
Settlement	1,000	—	—

Net cost	£1,659	£482	£618

The Railways Scheme’s accumulated benefit obligation of £12.9 million and £25.8 million did not exceed the fair value of the plan assets at December 31, 2003 or 2004, respectively.

The following table summarizes expected benefit payments from the Company’s pension plans through 2014. Actual benefits payments may differ from expected benefit payments:

December 31, 2004
(in thousands)
2005	£802
2006	813
2007	822
2008	835
2009	841
2010 - 2014	4,600

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

(G) Dilapidation provisions

Under UK GAAP, a dilapidation provision is recorded to reflect the estimated net present value of costs required to return leased properties to their original state in accordance with the respective lease agreements, whereas under US GAAP, the provision is recorded at its gross value.

(H) Share-based compensation

Certain employees of the Company are eligible to receive share options to purchase GCL common shares under the share option plan of GCL. Under UK GAAP, share-based compensation expense is recorded in the entity which grants the options. Under US GAAP, share-based compensation expense is recorded at the entity receiving the services of the employee. For options granted prior to the Effective Date, the Company elected to account for its employees options in accordance with the provisions of Accounting Principles Board No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations and, accordingly, recognized no compensation expense for share option grants unless the share options were granted at an exercise price lower than the trading price on the date of grant, or the options required variable accounting treatment. For options granted on or after the Effective Date, the Company adopted the fair value provisions of SFAS No. 123, “Accounting for Stock Based Compensation” (“SFAS 123”).

Had compensation expense been determined and recorded based upon the fair value recognition provisions of SFAS 123 for stock options awards granted prior to December 9, 2003, US GAAP stock-based compensation expense and net income would have been as follows (on a pro forma basis):

	Year ended December 31, 2002	January 1, to December 9, 2003
Net income/(loss), as reported	£(18,607)	£327,597
Add: Share-based employee compensation expense included in reported net income/(loss)	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(4,989)	(1,441)

Pro forma net income/(loss)	£(23,596)	£326,156

There were no share options granted for the year ended December 31, 2002 and the period January 1, 2003 to December 9, 2003. Accordingly, the stock-based compensation recognized in these periods was based on the fair value of the options granted in prior years using the Black-Scholes option-pricing model with weighted-average assumptions for these previously issued options.

At December 9, 2003, the Company had 810,673 share options outstanding for the purchase of the Old GCL’s common shares by the employees of the Company. Pursuant to Old GCL’s Plan of Reorganization, all share option plans and options granted were cancelled. Information regarding options granted and outstanding for the purchase of the Old GCL’s common shares by employees of the Company is summarized below:

	Number of Options Outstanding	Weighted - Average Exercise Price
Balance at January 1, 2003	860,624	$17.31
Granted	—	—
Exercised	—	—
Cancelled/forfeited	(49,951)	13.50
Cancellation of stock options	(810,673)	17.49

Balance at December 9, 2003	—	$—

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Share Option Plan

On the Effective Date, the Company adopted the fair value provisions of SFAS 123 under the prospective method for the share option awards granted on the Effective Date and thereafter. The impact on share-based compensation expense recognized in 2003 relating to these 2003 awards was an expense of approximately £12,000 for the period December 10, 2003 to December 31, 2003.

On the Effective Date, GCL adopted a new management share incentive plan (“the 2003 Share Incentive Plan”) whereby GCL is authorized to issue, in the aggregate, share awards of up to 4,878,261 common shares of GCL to any employee, director or consultant who is selected to participate in the 2003 Share Incentive Plan. Of those shares, non-qualified options to purchase 42,000 and 12,000 shares of GCL common stock were granted to three and five employees of the Company in the years ended December 31, 2003 and 2004, respectively.

The following are the assumptions used to calculate the weighted average fair value of stock options granted for the period December 10, 2003 to December 31, 2003 and the year ended December 31, 2004. For the period December 10, 2003 to December 31, 2003, as GCL did not have a historical basis for determining the volatility and expected life assumptions in the model due to GCL’s short market trading history, the assumptions used are an average of those used by a select group of telecommunications companies. In 2004, as GCL’s equity has a trading history of only one year, the volatility assumption used for 2004 represents a mean-average of the Company’s stock volatility during 2004 and an average of those used by a select group of telecommunications companies. The expected term is based on the average expected life for each of the portions of the award that vest on different dates.

	December 10 to December 31, 2003	Year Ended December 31, 2004
Dividend yield	0%	0%
Expected volatility	70%	72%
Risk-free interest rate	3.25%	3.94%
Expected life (years)	5	5
Attrition rate	6%	6%
Weighted average fair value of options granted	$10.16	$15.39

The related compensation cost is recognized on a straight line basis, provided that the amount amortized as of a given date may be no less than the portion of the options vested as of such date. The Company determines share-based compensation expense based on the number of awards expected to vest. Option awards vest evenly over a three year period from the date of grant.

Information regarding the options granted and outstanding for the period December 9 to December 31, 2003 and for the year ended December 31, 2004 is summarized below:

	Number of Options Outstanding	Weighted - Average Exercise Price
Balance at December 9, 2003	—	—
Granted	42,000	$10.16
Exercised	—	—
Cancelled/forfeited	—	—

Balance at December 31, 2003	42,000	10.16
Granted	12,000	15.39
Exercised	—	—
Cancelled/forfeited	—	—

Balance at December 31, 2004	54,000	$11.32

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Restricted Stock Units

During the year ended December 31, 2004, the Company’s employees were awarded 107,500 restricted stock units of GCL common stock under the 2003 Global Crossing Stock Incentive Plan. The restricted stock units vest and convert into common shares of GCL over a period between one and five years, with higher seniority employees having five year vesting periods. Granted but unvested units are forfeited upon termination of employment. Compensation expense is recorded on a straight line basis from the date of grant to the measurement date. The Company recorded compensation expense relating to the restricted stock units of £0.6 million during the year ended December 31, 2004.

The following table summarizes restricted stock units granted, forfeited and canceled for the year ended December 31, 2004:

	Number of Restricted Stock Units	Weighted - Average Issue Price
Balance at December 31, 2003	—	—
Granted	107,500	$29.26
Cancelled/forfeited	—	—

Balance at December 31, 2004	107,500	$29.26

(I) Derivative accounting

Under UK GAAP, the Company records its cross currency interest rate swap at historical cost of nil, and discloses its fair value (see Note 25.) Accrued interest is recorded at the appropriate hedged rate.

Under US GAAP, the Company applies SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” and has designated the cross currency interest rate swap as a cash flow hedge. Accordingly, the Company measures and records the fair value of the cross currency interest rate swap on its consolidated balance sheets. Changes in fair value of the effective portions of the cross currency interest rate swap are reported in other comprehensive income/(loss) and recognized in the consolidated profit and loss accounts when the hedged item is recognized in the consolidated profit and loss accounts. Any ineffective portion of the cross currency interest rate swap is recognized as a gain or loss in the consolidated profit and loss accounts in the current period. No ineffectiveness was recorded during the year ended December 31, 2004. Accrued interest is reported at the exchange rate prevailing at the balance sheet date.

The impact on the profit and loss accounts is the same under both UK and US GAAP.

(J) Income taxes

The Company accounts for taxes in accordance with SFAS 109, “Accounting for Income Taxes” (“SFAS 109”) under US GAAP and in accordance with FRS 19, “Deferred Tax” (“FRS 19”) for UK GAAP. The impact of the differences between SFAS 109 and FRS 19 are described below.

Deferred tax assets and liabilities

SFAS 109 requires the recognition in full of deferred tax assets or liabilities for temporary differences between the reported carrying amount of an asset or liability and its corresponding tax basis. Deferred taxes are

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

measured at the enacted tax rates. To the extent that it is more likely than not that all or a portion of the Company’s deferred tax assets will not be realized, a valuation allowance is recorded. Such assessment is based on the availability of both positive and negative evidence about future taxable profits.

Under UK GAAP, deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallize based on enacted or substantially enacted tax rates. Net deferred tax assets are recognized to the extent that it is regarded as more likely than not that they will be recovered.

The Company provides for deferred taxation in respect of timing differences, subject to certain exceptions, between the recognition of gains and losses in the financial statements and for tax purposes. Under US GAAP, deferred taxation is computed on all temporary differences between the tax bases and book values of assets and liabilities which will result in taxable or tax deductible amounts arising in future years. Temporary differences recognized mostly relate to differences between the carrying values of assets under US GAAP following the implementation of fresh start accounting and the carrying value for tax purposes of assets in respect of which tax relief is available. Deferred taxation assets under UK GAAP and US GAAP are recognized only to the extent that it is more likely than not that they will be realized.

At December 31, 2003 and 2004, the Company has approximately £82.8 million and £76.2 million, respectively, of net deferred tax assets and liabilities under US GAAP prior to valuation allowance. Included in these amounts are deferred tax assets on gross tax losses of £179.3 million and £258.0 million, respectively, which have an indefinite carryforward life. Due to the Company’s history of losses, no asset was recognized on the consolidated balance sheet at December 31, 2003 due to the uncertainty of future taxable profits. At December 31, 2004, £9.2 million of the Company’s US GAAP deferred tax assets have been recognized due to sufficient positive evidence of the future realization of those assets.

The net deferred tax assets and liabilities are as follows:

	December 31,
	2003	2004
	(in thousands)
Excess capital allowances	£10,389	£3,713
Other short term timing differences	19,408	430
Tax losses carry forward	53,801	77,313
Deferred taxes on US GAAP adjustments:
Deferred revenue	(11)	2,012
Fixed assets	(399)	(6,570)
Restructuring costs	(33)	(1,562)
Provisions	(2)	44
Other timing differences	(343)	201

	82,810	75,581
Valuation allowance	(82,810)	(66,402)

Net deferred tax asset	£—	£9,179

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The UK GAAP tax expense/(benefit) is a follows:

	Year ended December 31,
	2002	2003	2004
	(in thousands)
UK Corporation tax on profit/(loss)	£(13,731)	£6,322	£12,215
Expenses not deductible for tax purposes	756	1,098	685
Taxable amounts credited to reserves	—	6,080	—
Current year loss surrendered as group relief	12,598	—	—
Utilization of group relief	—	(281)	—
Change in valuation allowance	377	(13,219)	(17,964)

UK GAAP tax expense/(benefit)	£—	£—	£(5,064)

Tax Sharing

The Company participates in a tax sharing arrangement with the UK Group whereby one member of the UK Group may utilize tax losses incurred by another member of the UK Group in the same tax year. Prior to 2004, there was no formal arrangement in place that provided for compensation between the entities in relation to these losses obtained or forgiven. Under UK GAAP, there is no accounting recognition for the surrender of tax losses and any tax losses transferred to the Company from other members of the UK Group are recorded as a tax benefit in that period. The Company entered into a formal tax agreement with GCL, which was effective October 1, 2004, that established the basis of conduct for certain tax matters in the UK, including the surrender of tax losses and the reallocation of income or gains where permitted by UK tax law, between the Company and other Group Companies subject to tax in the UK will be conducted. The claimant company will pay the surrendering company an amount equal to the amount surrendered multiplied by the average corporate tax rate for the period in which relief is deemed.

Under US GAAP, for tax sharing that is not based on a systematic, rational and consistent method of allocating tax losses among a group of companies that participate in the tax sharing arrangement, the difference between the cash flows that are paid or received under the tax sharing agreement and the method used to allocate taxes for financial reporting purposes is treated as an equity transaction and the corresponding income tax expense or benefit recorded in the consolidated profit and loss accounts.

As a result, the Company recognized a tax benefit of £12.6 million for the year ended December 31, 2002, for tax losses generated, but which were surrendered to other members of the UK Group. The Company recognized tax expense of £0.3 million for the year ended December 31, 2003, for its tax liability without consideration of tax losses received from other members of the UK Group. There was no tax sharing in the year ended December 31, 2004.

Push down of GCL’s Fresh Start Accounting

In valuing the assets and liabilities of the Company as part of fresh start accounting, the Company considered the fair values of the deferred tax assets and liabilities. Due to the Company’s history of losses and uncertainty of future taxable profits, the only deferred tax asset recognized in the opening balance sheet of the Successor entity was an amount equal to the tax loss carryforward of £1.1 million that was anticipated to be utilized against profits arising after the Effective Date through the end of the year. A full valuation allowance was recorded against the Company’s remaining net deferred tax assets.

Subsequent reductions in the amount of valuation allowance related to deferred tax assets existing at the Effective Date would be recorded as a reduction in “reorganization value in excess of amounts allocable to identifiable assets and other intangibles” until exhausted. The remaining tax benefits are reported as a reduction

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

to the reorganization reserve in equity shareholder’s deficit. During the year ended December 31, 2004, the Company utilized net operating losses in existence at the Effective Date of £17.1 million and reduced the valuation allowance on the remaining assets by £9.1 million. Under push down of GCL’s fresh start accounting, £7.7 million tax benefit related to deferred tax assets existing at the Effective Date was credited against intangible assets, which reduced the intangible assets balance to zero. The remaining £18.5 million was recorded as a reduction to the reorganization reserve in equity shareholder’s deficit. For the period December 10 to December 31, 2003 and the year ended December 31, 2004, a deferred tax expense was recorded for US GAAP purposes of £1.1 million and £17.1 million, respectively, as a result of utilization of deferred tax assets.

Classification Difference Between UK and US GAAP

Consolidated Statements of Cash Flows

The consolidated statements of cash flows prepared under UK GAAP in accordance with FRS 1, “Cash Flow Statements,” present substantially the same information as that required under US GAAP under SFAS No. 95, “Statement of Cash Flows.” The principle difference between the standards relates to the classification of items within the cash flow statements.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing activities. Under US GAAP, only three categories of cash flow activity are reported: operating, investing and financing activities. In addition, under UK GAAP cash and cash equivalents are defined as cash or cash equivalents accessible within 24 hours, whereas under US GAAP they are defined as cash and investments with an original maturity of less than ninety days.

A reconciliation between the consolidated statements of cash flows presented in accordance with UK GAAP to US GAAP classification, based on UK GAAP measurement principles, is shown below:

	Year ended December 31,
	2003	2004
	(in thousands)
Cash flow from operating activities:
Net cash inflow from operating activities under UK GAAP	£61,790	£58,912
Total return on investments and servicing of finance	(2,077)	(5,018)

Net cash provided by operating activities under US GAAP	59,713	53,894

Cash flow from investing activities:
Capital expenditure under UK GAAP	(28,239)	(7,811)

Net cash utilized by investing activities under US GAAP	(28,239)	(7,811)

Cash flow from financing activities:
Net cash inflow/(outflow) from financing under UK GAAP	(22,636)	(75,293)

Net cash provided/(utilized) by financing activities under US GAAP	(22,636)	(75,293)

Net increase in cash and cash equivalents under US GAAP	8,838	(25,741)
Cash and cash equivalents under US GAAP at beginning of the year	41,565	50,403

Cash and cash equivalents under US GAAP at end of the year	£50,403	£24,662

Consolidated Profit and Loss Accounts

There are classification differences between the Company’s reporting under UK GAAP and US GAAP. Under UK GAAP, the Company elects to present a Format One profit and loss account, where under US GAAP

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

the Company reports its consolidated profit and loss account based on functional grouping of costs. These differences primarily relate to the following:

Cost of sales: Under UK GAAP, the Company presents cost of sales and gross profit. Under US GAAP, the Company segregates these amounts into costs of access, cost of sales, costs of maintenance, and depreciation and amortization and includes them with operating expenses. The Company does not present a gross profit.

Foreign currency gains/(losses): Under UK GAAP the Company includes foreign currency gains and losses within operating profit/(loss), whereas under US GAAP these amounts are included in other income.

The following presents the Company’s condensed consolidated profit and loss accounts in accordance with US GAAP:

	Year ended December 31,
	2002	2003	2004
	(in thousands)
Revenue	£265,663	£290,922	£263,776
Operating expenses	(307,839)	(267,289)	(210,064)

Operating profit/(loss) from continuing operations	(42,176)	23,633	53,712
Reorganization items, net	(3,731)	305,038	—
Interest expense, net	(2,416)	(2,760)	(3,962)
Other income, net	18,454	5,502	7,155

Income/(loss) from continuing operations before income taxes	(29,869)	331,413	56,905
Income tax benefit/(expense)	12,598	(1,351)	(17,059)

Income/(loss) from continuing operations	(17,271)	330,062	39,846
Income/(loss) from discontinued operations	(1,336)	—	—

Net income/(loss)	£(18,607)	£330,062	£39,846

Consolidated Balance Sheets

Under UK GAAP, the Company presents deferred financing changes related to the Senior Secured Notes as a reduction to the debt liability. Under US GAAP these amounts are recorded as an asset.

Under UK GAAP cash and cash equivalents are defined as cash or cash equivalents accessible within 24 hours, whereas under US GAAP they are defined as cash and investments with an original maturity of less than ninety days.

Recently issued US GAAP accounting pronouncements

In December 2004 the FASB issued revised SFAS No. 123R, “Share-Based Payment”, (“SFAS No. 123R”). SFAS No. 123R sets accounting requirements for “share-based” compensation to employees and requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation. SFAS No. 123R is effective in annual periods beginning after June 15, 2005. As the Company already follows the fair value provisions of SFAS No. 123, the Company’s adoption of SFAS No. 123R is not expected to have a material impact on the Company’s consolidated results of operations or financial position.

In December 2004 the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29” (“SFAS No. 153”). SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is to be applied prospectively for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company’s adoption of SFAS No. 153 is not expected to have a material impact on the Company’s consolidated results of operations or financial position.

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Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Profit and Loss Accounts (unaudited)

(in thousands)

		Three months ended March 31,
	Note	2004	2005
Turnover	3	£67,798	£60,404
Cost of sales		(50,417)	(42,230)

Gross profit		17,381	18,174

Distribution costs		(2,785)	(2,552)
Administrative expenses		(12,305)	(17,403)

		(15,090)	(19,955)

Operating profit/(loss)		2,291	(1,781)

Finance charges, net		(2,423)	(7,123)

Loss on ordinary activities before taxation		(132)	(8,904)
Taxation on loss on ordinary activities	5	—	3,285

Loss for the period		£(132)	£(5,619)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Statements of Total Recognized Gains and Losses (unaudited)

(in thousands)

		Three months ended March 31,
	Note	2004	2005
Loss for the period		£(132)	£(5,619)
Actuarial gain/(loss) relating to the pension scheme			960
Gain on derivative instrument		—	706

Total recognized gains and losses relating to the period		£(132)	£(3,953)

Prior period adjustments:
Pensions accounting	4		(4,879)
Derivatives accounting	4		(2,398)

Total recognized gains and losses relating to the period since last report			£(11,230)

Prospective application of Financial Reporting Standard 17 has resulted in the adjustment being posted through the Condensed Consolidated Statement of Total Recognized Gains and Losses.

The accompanying notes are an integral part of these condensed consolidated financial statements

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Balance Sheets (unaudited)

(in thousands)

	December 31, 2004	March 31, 2005
	(As restated— Note 4)
Fixed assets
Goodwill	£—	£—
Tangible assets	186,477	177,355
Trade investment	4	4

	186,481	177,359

Current assets
Debtors: amounts receivable in less than one year (including amounts receivable from group companies of £3,802 and £6,755, respectively)	65,138	72,542
Debtors: amounts receivable in more than one year	18,422	16,653
Investment—short term deposits	20,727	—
Cash at bank and in hand	466	22,431

	104,753	111,626
Creditors: amounts falling due within one year (including amounts owed to group companies of £5,743 and £8,416, respectively)	(94,407)	(101,328)

Net current assets	10,346	10,298

Total assets less current liabilities	196,827	187,657
Creditors: amounts falling due after more than one year	(345,911)	(345,256)
Provisions for liabilities and charges	(12,481)	(12,798)

Net liabilities	£(161,565)	£(170,397)

Capital and reserves
Called-up share capital	£101	£101
Share premium	21,895	21,895
Profit and loss account	(183,561)	(192,393)

Equity shareholder’s deficit	£(161,565)	£(170,397)

The condensed consolidated balance sheet at December 31, 2004 has been restated to reflect the adoption of a new accounting policy on January 1, 2005 (see Note 4).

The accompanying notes are an integral part of these condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Cash Flow Statements (unaudited)

(in thousands)

		Three months ended March 31,
	(Note)	2004	2005
Net cash inflow from operating activities	6	£6,289	£5,676
Returns on investments and servicing of finance		(274)	(417)
Capital expenditure		(2,704)	(2,492)

Cash inflow before management of liquid resources and financing		3,311	2,767
Management of liquid resources		12,000	20,727
Financing		(23,337)	(1,529)

Increase/(decrease) in cash		£(8,026)	£21,965

Reconciliation of Net Cash Flow to Reduction/(Increase) in Net Debt

	Three months ended March 31,
	2004	2005
Increase/(decrease) in cash in the period	£(8,026)	£21,965
Cash inflow from decreases in short term deposits	(12,000)	(20,727)
Cash outflow from repayments of loans provided by group companies	22,733	—
Cash inflow from loans provided by group companies	(160)	—
Cash outflow from repayment of finance lease obligations	1,840	1,639

Change in net debt resulting from cash flow	4,387	2,877
Foreign exchange movements on loans to group companies	(3)	—
Foreign exchange movements on senior secured notes	—	(2,054)
Amortization of deferred finance fees	—	(272)
Amortization of discount on senior secured notes	—	(75)
Changes in lease related accruals	(254)	(1,248)
Disposal of finance leases	1,556	—
New finance leases	(744)	(360)

Reduction/(increase) in net debt	4,942	(1,132)
Net debt at beginning of period	(321,464)	(213,757)

Net debt at end of period	£(316,522)	£(214,889)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)

1. Description of Business

Global Crossing (UK) Telecommunications Limited (the “Company”), a company registered in England and Wales, is one of the leading providers in the United Kingdom (UK) of managed network communications services. The Company provides a wide range of telecommunications services, including voice, data and Internet Protocol (“IP”) services to government and other public sector organizations, major corporations and other communications companies, marketing these services through two channels, commercial services and carrier services.

The Company is an indirect, wholly owned subsidiary of, and part of a group of companies (the “Group Companies” or the “GC Group”) owned by, Global Crossing Limited, a company organized under the laws of Bermuda (“GCL”). GCUK’s immediate parent company is Global Crossing BidCo Limited, a company organized under the laws of England and Wales, which is an indirect wholly owned subsidiary of GCL.

2. Accounting Policies

Basis of preparation

The accompanying unaudited condensed consolidated financial statements have been prepared on the basis of the accounting policies as set forth in the Company’s audited consolidated financial statements for the year ended December 31, 2004 which are located in the 2004 Annual Report to Senior Note Holders except for the new accounting policies discussed below. These financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to present the financial results for these interim periods fairly. Certain information and footnote disclosures normally included in financial statements prepared in accordance with applicable UK accounting standards (“UK GAAP”) have been condensed or omitted. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto for the year ended December 31, 2004. Interim results are not necessarily indicative of results to be expected for the full year.

Use of estimates

The preparation of condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of turnover and expenses during the reporting period. Actual results could differ from those estimates. The estimates are based on historical factors, current circumstances and the experience and judgment of the Company’s management. The Company evaluates its assumptions and estimates on an ongoing basis and may employ outside experts to assist in the evaluation.

Accounting policies adopted in the period

Pension costs

Financial Reporting Standard (“FRS”) 17 “Retirement Benefits” (“FRS 17”) was issued in November 2000. The Company adopted the provisions of FRS 17 at January 1, 2005. Upon adoption the assets of the defined benefit pension schemes are measured at their market value at the balance sheet date and the liabilities of those schemes are measured using the projected unit method. The extent to which the schemes’ assets exceed/fall short of their liabilities is shown as a surplus/deficit in the balance sheet to the extent that a surplus is recoverable by the group or that a deficit represents an obligation of the Company.

The following is recorded in operating profit:

•	the increase in the present value of pension scheme liabilities arising from employee service in the current period;

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

•	the increase in the present value of pension scheme liabilities as a result of benefit improvements, over the period during which such improvements vest; and

•	gains and losses arising on settlements/curtailments

A credit in respect of the expected return on the schemes’ assets and a charge in respect of the increase during the period in the present value of the schemes’ liabilities because the benefits are one period closer to settlement are included in other finance income. Actuarial gains and losses are recognized in the consolidated statements of total recognized gains and losses.

The impact of FRS 17 is further explained in Note 4 to the unaudited condensed consolidated financial statements. Given the immateriality of the cumulative adjustments and of the impact on each prior period, and the significant cost of achieving audited financial statements which reflect a retroactive adoption of FRS 17 through restatement for the comparative years ended December 31, 2002 and 2003, the Company has not restated prior periods. The consolidated financial statements for the year ended December 31, 2005 will be prepared on the basis of IFRS.

Derivative Instruments

FRS 26 “Financial Instruments: Measurement” (“FRS 26”) and FRS 25 “Financial Instruments: Disclosure and Presentation” (“FRS 25”) were issued in December 2004. The Company has elected to apply the provisions of FRS 26 and FRS 25 at January 1, 2005. Upon adoption of FRS 26, the Company was required to record its derivative instruments at fair value as either assets or liabilities on its balance sheets. Changes in the fair values of derivative instruments that are not designated as hedges and/or any ineffective portion of hedges are required to be recognized in the Company’s consolidated profit and loss accounts in the current period. Changes in the fair values of the derivative instruments used effectively as fair value hedges are required to be recognized in the consolidated profit and loss accounts, offset by the change in the value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are required to be reported in the consolidated statements of total recognized gains and losses and to be recognized in the consolidated profit and loss accounts when the hedged item is recognized in the consolidated profit and loss accounts. FRS 25 will be applied in presenting and disclosing information about all types of financial instruments, both recognized and unrecognized. The adoption of FRS 26 has not had a material impact on the Company’s results of operations. The adoption has had a material impact on the Company’s financial position. The impact is further explained in Note 4 to the condensed consolidated financial statements. Comparatives in the condensed consolidated financial statements have been restated on a basis that is consistent with FRS 26 as adopted on January 1, 2005. The consolidated financial statements at December 31, 2004 have not been restated as implementation of FRS 26 prior to January 1, 2005 is not permitted. The adoption of FRS 25 had no impact on the reported results in the comparative period.

Foreign Exchange Rates

FRS 23 “Effects of Changes in Foreign Exchange Rates” (“FRS 23”) was also issued in December 2004. The Company also adopted the provisions of FRS 23 at January 1, 2005. FRS 23 prescribes how a company should include foreign currency transactions and foreign operations in their financial statements and how it should translate financial statements into a presentation currency. The adoption of FRS 23 has not had a material impact on the Company’s results of operations or its financial position.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

3. Turnover

	Three months ended March 31,
	2004	2005
	(in thousands)
Provision of telecommunication services	£66,624	£59,210
Long term indefeasible rights to use (“IRU”) agreements	1,174	1,194

Total turnover	£67,798	£60,404

The Company operates as one business segment with turnover derived from two types of third party customers, commercial enterprise and carrier customers located in the UK, and from Group Companies. The commercial enterprise customers are made up of public sector clients, rail industry and other commercial organizations. The carrier customers are mobile and fixed line operators with capacity requirements in the UK. The Company services these customers with assets and personnel located in the UK.

The following represents a summary of turnover by type of customer:

	Three months ended March 31,
	2004	2005
	(in thousands)
Commercial enterprise	£57,446	£55,867
Carrier	10,050	4,537

	67,496	60,404
Group Companies	302	—

Total turnover	£67,798	£60,404

4. Accounting policies adopted in the period

(i) FRS 17

During the period the Company adopted FRS 17 for the period commencing January 1, 2005 in place of Statement of Standard Accounting Practice (“SSAP”) 24 “Accounting for pension costs” (“SSAP 24”). This changes the measurement basis of the pension surplus or deficit and the amounts charged or credited to the consolidated profit and loss accounts and the consolidated statements of total recognized gains and losses (“STRGL”). The effect of these changes on the reported results for the three months ended March 31, 2005 and the financial position at March 31, 2005 are highlighted below:

	Three months ended March 31,
	2005
	(in thousands)
	FRS 17	SSAP 24
Credited/(charged) to the condensed consolidated profit and loss accounts
Operating profit	£(100)	£(100)
Finance charges, net	60	—

Net charge before taxation	£(40)	£(100)

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

The loss after taxation under FRS 17 is £5.6 million compared to £5.7 million under SSAP 24, during the three months ended March 31, 2005.

	Three months ended March 31,
	2005
	(in thousands)
	FRS 17	SSAP 24
Credited/(charged) to the condensed consolidated STRGL
Actuarial gain/(loss)	£960	£—

Increase/(decrease) in the recognized losses for the period	£960	£—

	March 31, 2005
	(in thousands)
Condensed consolidated balance sheets	FRS 17	SSAP 24
Debtors receivable in more than one year	£—	£1,795
Creditors falling due after more than one year	(1,454)	—

Increase/(decrease) in net liabilities	£(1,454)	£1,795

There have been no material changes to the pension schemes’ assumptions since the year ended December 31, 2004.

(ii) FRS 26

During the period the Company voluntarily adopted FRS 26. The objective of this standard is to establish principles for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. Adoption of this standard had a material impact on the Company’s financial position as the cross currency interest rate swap which was recorded at historical cost of nil is now designated as a cash flow hedge under FRS 26 and the Company measures and records the fair value of the cross currency interest rate swap on its consolidated balance sheets. Changes in fair value of the effective portions of the cross currency interest rate swap are reported in the consolidated statements of total recognized gains and losses and recognized in the consolidated profit and loss accounts when the hedged item is recognized in the consolidated profit and loss accounts. Any ineffective portion of the cross currency interest rate swap is recognized as a gain or loss in the consolidated profit and loss accounts in the current period. Adoption of this accounting policy achieves greater consistency with the accounting policy under accounting principles generally accepted in the United States (“US GAAP”). The effect of these changes on the reported results for the three months ended March 31, 2004 and 2005 and the financial position at December 31, 2004 and March 31, 2005 are highlighted below:

There is no impact on the condensed consolidated profit and loss accounts for the three months ended March 31, 2004 and 2005.

	Three months ended March 31,
	2004	2005
	(in thousands)
Charged to the condensed consolidated STRGL
Gain on derivative	£—	£(706)

Decrease in the recognized losses for the period	£—	£(706)

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

	December 31, 2004	March 31, 2005
	(in thousands)
Condensed consolidated balance sheets
Creditors falling due within one year	£(488)	£(405)
Creditors falling due after more than one year	(1,952)	(1,520)

Decrease in net assets	£(2,440)	£(1,925)

5. Taxation on loss on ordinary activities

	Three months ended March 31,
	2004	2005
	(in thousands)
Current taxation	£—	£2,153
Deferred taxation	—	1,132

Total taxation	£—	£3,285

6. Reconciliation of operating profit to operating cash flows

	Three months ended March 31,
	2004	2005
	(in thousands)
Operating profit/(loss)	£2,291	£(1,781)
Loss on disposal of assets	—	412
Depreciation	9,117	11,302
Working capital	(5,119)	(4,257)

Net cash inflow from operating activities	£6,289	£5,676

7. Analysis of changes in net debt

	Cash	Finance leases	Senior Secured Notes	Short term deposits	Total
	(in thousands)
At January 1, 2005	£466	£(39,615)	£(195,335)	£20,727	£(213,757)
Cash flows	21,965	1,044	—	(20,727)	2,877
Other changes	—	(1,013)	(2,401)	—	(4,009)

At March 31, 2005	£22,431	£(39,584)	£(197,736)	£—	£(214,889)

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

8. Restructuring

As a result of the slowdown in the telecommunications industry, the Company’s Board of Directors approved a restructuring plan in 2001 which resulted in the elimination of positions across the Company’s business functions and job classes and the consolidation of offices and other real estate facilities. The table below details the movements in the restructuring reserve for the three months ended March 31, 2005:

	Employee redundancies	Facility Closing	Total
	(in thousands)
Balance at January 1, 2005	£2,384	£10,097	£12,481
Amounts charged to the profit and loss accounts	—	838	838
Adjustment from unwinding of discount	90	204	294
Utilized in the period	—	(815)	(815)

Balance at March 31, 2005	£2,474	£10,324	£12,798

Employee redundancy payments are expected to be made during the year ending December 31, 2005. The remaining facilities closing payments are expected to be made over the life of the associated lease agreements which terminate between the years 2010 and 2021.

9. Related parties

Transactions with Group Companies

The Company has a number of operating and financial relationships with GCL and other Group Companies. For example, the Company benefits from a broad range of corporate functions conducted by the GC Group, including senior management activities, human resources, corporate development and other functions and services. In addition, the Company has historically assisted the GC Group in terminating voice traffic within the UK while the GC Group assists the Company with terminating international voice traffic. In addition, the Company shares certain portions of its network with the GC Group, as well as certain personnel who may have functional responsibilities for both its business and GC Group’s European and global businesses. The Company also shares tax losses accrued by it and some of its affiliates with other UK entities of the GC Group.

The costs of these functions and services have been historically allocated on the basis that the GC Group believes is a reasonable reflection of the utilization of each service provided or the benefit received by each of the Group Companies. The allocated costs, while reasonable, may not necessarily be indicative of the costs that would have been incurred by the Company if it had performed these functions or received these services as a stand-alone entity.

In connection with its recapitalization during the fourth quarter of 2004, the Company entered into a series of intercompany agreements with the GC Group that were effective as of October 1, 2004 to formally document the way in which these relationships are governed and formalize the method of payment for the services under these agreements. Fees for these services are generally estimated and paid quarterly, with an annual make-whole payment for any outstanding amounts. The intercompany agreements are substantially the same as those that have informally governed the relationship between the GC Group and the Company, with the exception of the payment terms. The Company’s Board of Directors approved the terms of each intercompany agreement, which may be terminated (i) at the request of any party to such agreement with one year’s prior written notice or (ii) immediately in the event of a change of control under the indenture governing the Company’s senior secured notes or the maturity, redemption or defeasance of the senior secured notes, in each case pursuant to the terms of the indenture governing the notes.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

There have been no material changes in the nature of the related party transactions with Group Companies during the three months ended March 31, 2005. The nature of these transactions are described in the financial statements for the year ended December 31, 2004. The following presents a summary of the total cost of the services included in costs of sales and administrative expenses in the condensed consolidated profit and loss accounts for the periods indicated:

	Three months ended March 31,
	2004	2005
	(in thousands)
Corporate Services	£3,058	£2,355
Shared Resources	217	157
Voice termination services	(1,979)	(1,593)
Other transactions	289	26

	£1,585	£945

The intercompany debtor balances were £3.8 million and £6.8 million and intercompany creditor balances were £5.7 million and £8.4 million at December 31, 2004 and March 31, 2005, respectively.

Loans from and to Group Companies

There were no intercompany loans due to or from the Group Companies at December 31, 2004 and March 31, 2005, respectively. The average intercompany loans balances outstanding during the three months ended March 31, 2004 and 2005 were £317.7 million and £nil million, respectively. During the three months ended March 31, 2004 and 2005, the Company repaid £22.7 million and £nil million of the loans to Group Companies, respectively.

10. Contingencies

Contingencies UK Office of Fair Trading. On August 23, 2002, an investigation was commenced by the UK Office of Fair Trading (the “OFT”) regarding an allegation that various subsea cable operator entities, including the Company, had engaged in an illegal agreement to collectively boycott a location in the UK as a means for the landing of subsea telecommunications cables in the UK. The Company responded to that investigation in 2002 denying the allegation.

In August 2003, the OFT extended its investigation in respect of allegations of price fixing and information sharing on the level of fees that the subsea entities would pay landowners for permission to land submarine telecommunication cables on their land in the UK. The Company responded to those allegations on October 10, 2003. The Company has cooperated fully with the investigation and has supplied additional factual materials including a number of formal witness statements. By letter dated December 2, 2004, the OFT informed the Company and others that its investigation is continuing and that it will be issuing a Statement of Objections to a number of parties under investigation. The OFT has not, however, indicated which parties will be receiving such a statement and to date no findings have been made against the Company and the Company continues to deny any wrongdoing. On April 15, 2005, the Company received a request for the production of certain information to which the Company has responded. If the OFT determines that the Company engaged in anti-competitive behavior, the OFT may impose a fine up to a maximum of 10% of the Company’s turnover in this field of activity in the UK for up to three years preceding the year on which the infringement ended.

Litigation

From time to time, the Company has been a party to various legal proceedings arising in the ordinary course of business. In the opinion of the Company’s directors there are currently no proceedings in respect of which

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

there exists a reasonable possibility of adverse outcome that would have a material effect on the Company’s consolidated balance sheet, consolidated profit and loss accounts or consolidated cash flow statements.

11. Reconciliation to United States Generally Accepted Accounting Principles

The Company’s unaudited condensed consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain material respects from US GAAP. Such differences involve methods for measuring the amounts in the condensed consolidated financial statements, as well as additional disclosures required by US GAAP. The principal differences between UK GAAP and US GAAP applicable to the Company are quantified and described below.

Condensed consolidated income/(loss) & condensed consolidated equity shareholder’s deficit

The effects of the application of US GAAP on the condensed consolidated loss are set out below:

	Three months ended March 31,
	2004	2005
	(in thousands)
Loss, under UK GAAP	£(132)	£(5,619)
Push down of GCL’s fresh start accounting:
Deferred income	(1,551)	(1,172)
Depreciation and amortization	5,879	6,553
Long term IRU agreements	(93)	(274)
Third party services agreements	868	(18)
Restructuring costs	302	(48)
Straight line rent	(54)	19
Pensions	—	(80)
Dilapidation provisions	—	90
Share-based compensation	(131)	(227)
Income taxes	(1,567)	(2,660)

Net income/(loss), under US GAAP	£3,521	£(3,436)

The effects of the application of US GAAP on the condensed consolidated equity shareholder’s deficit are set out below:

	December 31, 2004	March 31, 2005
	(in thousands)
Restated equity shareholder’s deficit, under UK GAAP (see Note 4)	£(161,565)	£(170,397)
Push down of GCL’s fresh start accounting:
Reset of shareholder’s deficit	1,515	1,515
Deferred income	(6,477)	(7,649)
Depreciation and amortization	20,455	27,008
Long term IRU agreements	(394)	(668)
Third party services agreements	163	145
Restructuring costs	5,198	5,150
Straight line rent	56	75
Pensions	(793)	3,046
Dilapidation provisions	(140)	(50)
Income taxes	(4,690)	(5,664)

Shareholder’s deficit, under US GAAP	£(146,672)	£(147,489)

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

Condensed consolidated statements of other comprehensive income/(loss)

The following presents the Company’s condensed consolidated statements of comprehensive income/(loss) prepared in accordance with US GAAP:

	Three months ended March 31,
	2004	2005
	(in thousands)
Net income/(loss), under US GAAP	£3,521	£(3,436)
Other comprehensive income/(loss):
Unrealized gain on derivative financial instrument	—	706

Comprehensive income/(loss)	£3,521	£(2,730)

There are no material tax effects related to the items included above.

Description of differences

A discussion of the material differences in the accounting principles, practices and methods used in preparing the audited consolidated financial statements in accordance with UK GAAP from the principles, practices and methods generally accepted in the United States of America is provided in our 2004 Annual Report to Senior Note Holders. Other than the adoption of FRS 17 and FRS 26 in the period there have been no new material variations between UK GAAP and US GAAP accounting principles, practices and methods used in preparing these condensed consolidated financial statements.

Following the adoption of FRS 17 and FRS 26 in the period, the reconciliation between UK GAAP and US GAAP has been updated as follows:

Pensions

Following the adoption of FRS17, the operating and financing costs of pension and post-retirement plans are recognized separately in the profit and loss account. Service costs are systematically spread over the service lives of the employees and financing costs are recognized in the period in which they arise. Financing costs include the interest cost and the expected return on assets (calculated using the market value of assets). The costs of past service benefit enhancements, settlements and curtailments are also recognized in the period in which they arise. The differences between actual and expected returns on assets during the year, including changes in actuarial assumptions, are recognized in the statement of total recognized gains and losses. The surplus or deficit in the plans is reported within the Group’s net liabilities.

Under US GAAP Statement of Financial Accounting Standard (“SFAS”) 87 “Employers’ Accounting for Pensions”, the current service cost, the interest cost and the expected return on assets are all charged (or credited) to operating profit. The difference between actual and expected returns on assets during the year, including changes in actuarial assumptions, are amortized through operating profit over the average remaining service lives of the employees. Unfunded accrued or prepaid pension costs must be recognized where the unfunded accumulated benefit obligation (being the actuarial present value of benefits attributed by the pension benefit formula to employee service rendered prior to that date and based on current and past compensation levels) exceeds the fair value of plan assets, an additional liability must also be recognized. If this liability exceeds the unrecognized prior service cost, the excess is recorded as an increase to shareholder’s deficit, net of tax.

Derivative accounting

Prior to the adoption of FRS 26 the Company recorded its cross currency interest rate swap at historical cost of nil, and disclosed its fair value. Following the adoption of FRS 26 the Company measures and records the fair

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

value of the cross currency interest rate swap on its consolidated balance sheets. Changes in fair value of the effective portions of the cross currency interest rate swap are reported through the statement of total recognized gains and losses and recognized in the consolidated profit and loss accounts when the hedged item is recognized in the consolidated profit and loss accounts. Any ineffective portion of the cross currency interest rate swap is recognized as a gain or loss in the consolidated profit and loss accounts in the current period.

The Company has restated its comparative condensed financial statements for the adoption of FRS 26 . Accordingly, there are no differences between the Company’s derivative accounting under UK GAAP FRS 26 and US GAAP SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”.

Additional US GAAP Disclosures

Share-based compensation

The Company recognized £0.1 million and £0.2 million of stock-based compensation expenses during the three months ended March 31, 2004 and 2005, respectively. During the three months ended March 31, 2005, the Company did not award any share-based awards to its employees.

On March 18, 2005, the Board of Directors of GCL adopted the 2005 Annual Bonus Program (the “2005 Bonus Program”). The 2005 Bonus Program is an annual bonus applicable to substantially all employees of GCL, including employees of the Company, which is intended to retain such employees and to motivate them to help GCL achieve its financial goals. Each participant is provided a target award under the 2005 Bonus Program expressed as a percentage of base salary. Actual awards under the 2005 Bonus Program will be paid only if the Company achieves specified earnings and cash flow goals. Bonus payouts under the 2005 Bonus Program will be made half in cash and, subject to GCL shareholder approval of a sufficient increase in the shares available under the 2003 Global Crossing Limited Stock Incentive Plan, half in fully vested shares of common stock of GCL; provided that GCL’s Compensation Committee of the Board of Directors retains discretion to use cash rather than shares as the Committee deems fit. To the extent common shares are used for payment of bonus awards, such shares shall be valued based on the closing price on the NASDAQ National Market on the date financial results are certified by the Compensation Committee.

Classification Difference between UK and US GAAP

The following presents the Company’s condensed consolidated profit and loss accounts in accordance with US GAAP:

	Three months ended March 31,
	2004	2005
	(in thousands)
Revenue	£67,128	£58,988
Operating expenses	(62,446)	(52,893)

Operating profit	4,682	6,095
Interest expense, net	(2,223)	(7,063)
Other income, net	2,629	(3,093)

Income/(loss) before income taxes	5,088	(4,061)
Income tax benefit/(expense)	(1,567)	625

Net income/(loss)	£3,521	£(3,436)

We have not authorized anyone to give any information or to make any representations about the information we discuss in this prospectus other than those representations contained herein or in the documents we incorporate herein by reference. If you are given any information or representation about these matters that is not discussed or incorporated in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. It also does not mean that the information in this prospectus or in the documents we incorporate herein by reference is correct after this date.

Until October  31, 2005, all dealers effecting transactions in the exchange notes, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

EXCHANGE OFFER PROSPECTUS

Offer to Exchange All Outstanding

10.75% Dollar-Denominated Senior Secured Notes due 2014

and

11.75% Sterling-Denominated Senior Secured Notes due 2014

of

GLOBAL CROSSING (UK) FINANCE PLC

August 3, 2005